恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

Our Ref.: HASE/TL/HI/05221

22nd October, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: ***Group Reorganisation of Henderson Land Development Company Limited's ("HLD") Interests in The Hong Kong and China Gas Company Limited ("HKCG"); Very Substantial Disposal and Connected Transaction; Acquisition of the Company's Interests in HKCG by HLD; and Proposed Distributions and Reduction of Share Premium Account***

We enclose for your information a copy each of the following documents:

(1) the Very Substantial Disposal and Connected Transaction Circular of the Company; and

(2) the Company's announcements in relation to the notice of extraordinary general meeting and the despatch of circular & closure of register of members of the Company, which are published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

DESPATCH OF CIRCULAR AND CLOSURE OF REGISTER OF MEMBERS

A circular containing, among other things, details of the Acquisition Agreement, the Proposed Distributions, the Share Premium Reduction, the letter of advice from the independent financial adviser to the independent shareholders of the Company, an accountant's report, pro forma financial information on the Remaining Group and the notice of EGM will be despatched to the HIL Shareholders on 20 October 2007.

The register of members of the Company will be closed from Thursday, 8 November 2007 to Monday, 12 November 2007 (both days inclusive) for the purpose of determination of entitlements to attend and vote at the EGM to be held on Monday, 12 November 2007 at 4:00 p.m..

In the event that the Acquisition Agreement and the transactions contemplated thereunder and the Proposed Distributions are approved at the EGM, the register of members of the Company will be closed on Friday, 16 November 2007 for the purpose of determination of entitlements to the Completion Distribution.

INTRODUCTION

Reference is made to the joint announcement dated 2 October 2007 (the "**Joint Announcement**") of Henderson Land Development Company Limited and Henderson Investment Limited (the "**Company**") in relation to the Transaction, the Proposed Distributions and the Share Premium Reduction. Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Joint Announcement.

DESPATCH OF CIRCULAR AND EXPECTED TIMETABLE

A circular containing, among other things, details of the Acquisition Agreement, the Proposed Distributions, the Share Premium Reduction, the letter of advice from the independent financial adviser to the independent shareholders of the Company, an accountant's report, pro forma financial information on the Remaining Group and the notice of EGM will be despatched to the HIL Shareholders on 20 October 2007. Set out below is the expected timetable contained in the circular:-

	2007
Latest time for lodging transfers of HIL Shares in order to be entitled to attend and vote at the EGM	4:00 p.m. on Wednesday, 7 November
Closure of the register of members of the Company for determination of entitlements to attend and vote at the EGM	Thursday, 8 November to Monday, 12 November (both days inclusive)
Latest time for lodging forms of proxy for the EGM	4:00 p.m. on Saturday, 10 November
EGM	4:00 p.m. on Monday, 12 November
Announcement of the results of the EGM	Monday, 12 November
Latest day for dealing in the HIL Shares cum-entitlement to the Completion Distribution	Tuesday, 13 November
First day of dealing in the HIL Shares ex-entitlement to the Completion Distribution	Wednesday, 14 November
Latest time for lodging transfers of HIL Shares in order to be entitled to the Completion Distribution	4:00 p.m. on Thursday, 15 November
Closure of the register of members of the Company for determination of entitlements to the Completion Distribution	Friday, 16 November

Record date for the Completion Distribution	Friday, 16 November
Completion and despatch of share certificates of HLD Shares to the HIL Shareholders (other than the Overseas HIL Shareholders)	Tuesday, 20 November
Despatch of cheques for cash entitlements to the Overseas HIL Shareholders pursuant to the Completion Distribution on or before	Tuesday, 18 December
	2008
Court hearing of petition for confirmation of the Share Premium Reduction*	Tuesday, 8 January
Latest day for dealing in the HIL Shares cum-entitlement to the Further Distribution	Wednesday, 9 January
First day of dealing in the HIL Shares ex-entitlement to the Further Distribution	Thursday, 10 January
Latest time for lodging transfers of HIL Shares in order to be entitled to the Further Distribution	4:00 p.m. on Friday, 11 January
Closure of the register of members of the Company for determination of entitlements to the Further Distribution	Monday, 14 January to Wednesday, 16 January (both days inclusive)
Record date for the Further Distribution	Wednesday, 16 January
Despatch of cheques for cash payments and payments through CCASS to the HIL Shareholders pursuant to the Further Distribution *(Note)*	Tuesday, 22 January

* **HIL Shareholders should note that if the Share Premium Reduction is approved at the EGM, the dates of the events subsequent to the Completion and Completion Distribution in the above expected timetable, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may fix another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Further Distribution and the other relevant dates as stated in the expected timetable above may also change if the Court hearing date is changed.** In case of any such changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of an office copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Further Distribution of HK$1.21 per HIL Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to attend and vote at the EGM to be held on Monday, 12 November 2007 at 4:00 p.m., the register of members of the Company will be closed from Thursday, 8 November 2007 to Monday, 12 November 2007, both days inclusive, during which period no transfer of HIL Shares will be registered. In order to qualify for attending and voting at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 7 November 2007.

In the event that the Acquisition Agreement and the transactions contemplated thereunder and the Proposed Distributions are approved at the EGM, for the purpose of determination of entitlements to the Completion Distribution, the register of members of the Company will be closed on Friday, 16 November 2007, on which day no transfer of HIL Shares will be registered. In order to qualify for the entitlements to the Completion Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 15 November 2007.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 18 October 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Henderson Investment Limited (the "Company") will be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Monday, 12 November 2007 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company, of which Resolution No.1 is intended to be proposed as an ordinary resolution and Resolution No.2 is intended to be proposed as a special resolution:

ORDINARY RESOLUTION

1. **"THAT:**

(A) (i) the conditional agreement dated 2 October 2007 entered into between the Company and Henderson Land Development Company Limited (the "Agreement", a copy of which has been produced to this meeting and marked "A" and signed by the chairman of the meeting (the "Chairman") for the purpose of identification) in relation to the Transaction (as defined and described in the circular dated 20 October 2007 despatched to the shareholders of the Company of which the notice convening this meeting forms part, a copy of which has been produced to this meeting and marked "B" and signed by the Chairman for the purpose of identification, the "Circular") and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(ii) the taking of all steps and doing of all things and execution of all documents by the Company and its subsidiaries to implement, give effect to or complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved, confirmed and ratified; and

(B) subject to completion of the Agreement:

(i) upon the recommendation of the board of directors of the Company a dividend of a total amount which is equal to the sum of (A) the closing price of the share of HK$2.00 each in the share capital of Henderson Land Development Company Limited ("HLD Share") as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets as at the date of completion of the Agreement multiplied by 636,891,425 and (B) the aggregate Dividend Amount (as defined below) (if any) be declared and the directors of the Company be and they are hereby authorised and directed to cause that dividend to be satisfied not by payment of cash but by a

distribution in specie of the Entitlement (as defined below) per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company on the terms and conditions (including but not limited to the treatment of fractional entitlements and payment of cash in lieu in the relevant circumstances) described in the Circular. The Entitlement means the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (as defined in the Circular), together with all rights under the Share Entitlement Note attributable to such entitlement (including but not limited to any right to receive payment of any amount which is equal to any dividend payable by Henderson Land Development Company Limited ("HLD") based on any record date which is on or after the date of the Agreement for which such shares of HLD to be so allotted do not rank due to their being issued (or the relevant entries to HLD's register of members being made) after such record date ("Dividend Amount")); and

(ii) conditional upon the confirmation of the reduction of the share premium account of the Company referred to in Special Resolution No. 2 set out in the notice convening this meeting at which this Resolution is proposed by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a distribution of an amount of HK$1.21 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved."

SPECIAL RESOLUTION

2. **"THAT:**

(A) conditional upon the confirmation of the reduction of the share premium account of the Company referred to below by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the amount standing to the credit of the share premium account of the Company be reduced by the sum of HK$4,215,728,461.60 and the directors of the Company be and are hereby authorised to credit the same amount arising from such reduction to the distributable reserve of the Company in such manner as the directors of the Company consider appropriate; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things, and to approve, sign and execute all documents, which in their opinion may be necessary, desirable, appropriate or expedient to implement or to give effect to the matters referred to in paragraph (A) above including, without limitation, to seek confirmation from, and authorise counsel on behalf of the Company to provide any undertaking as is necessary to, the Court."

By order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 20 October 2007

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more person(s) as his proxy(ies) to attend and to vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

As at the date of this notice, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited,** you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code:97)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED DISTRIBUTIONS AND REDUCTION OF SHARE PREMIUM ACCOUNT

Independent Financial Adviser to the Independent Shareholders

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 6 to 27 of this circular. A letter from CIMB-GK Securities (HK) Limited containing its advice to the Independent Shareholders is set out on pages 28 to 52 of this circular.

A notice convening the EGM to be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong, on Monday, 12 November 2007 at 4:00 p.m. is set out on pages N-1 to N-3 of this circular. A form of proxy for use by the Shareholders at the EGM is also enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting at the meeting, or any adjourned meeting, should you so wish.

20 October 2007

CONTENTS

	Page
Expected Timetable	ii
Definitions	1
Letter from the Board	6
1. Introduction	7
2. The Agreement	9
3. Proposed Distributions and Share Premium Reduction	15
4. Remaining Group	17
5. Financial effects of the Transaction on the Group	19
6. Financial and trading prospects of the Remaining Group	20
7. Reasons for and benefits of the Transaction	20
8. Listing Rules Implications	22
9. Despatch of HLD Share certificates	23
10. Overseas Shareholders	23
11. Taxation	24
12. Principal businesses of the HLD Group and the Group	24
13. The EGM	25
14. Closure of register of members of the Company	25
15. Procedures for demanding a poll	26
16. Recommendation	26
17. Additional information	27
Letter from CIMB-GK	28
Appendix I — Accountant's Report	I-1
Appendix II — Additional Financial Information on the Group	II-1
Appendix III — Unaudited Pro Forma Financial Information on the Remaining Group	III-1
Appendix IV — General Information	IV-1
Notice of EGM	N-1

	2007
Latest time for lodging transfers of Shares in order to be entitled to attend and vote at the EGM	4:00 p.m. on Wednesday, 7 November
Closure of the register of members of the Company for determination of entitlements to attend and vote at the EGM	Thursday, 8 November to Monday, 12 November (both days inclusive)
Latest time for lodging forms of proxy for the EGM	4:00 p.m. on Saturday, 10 November
EGM	4:00 p.m. on Monday, 12 November
Announcement of the results of the EGM	Monday, 12 November
Latest day for dealing in the Shares cum-entitlement to the Completion Distribution	Tuesday, 13 November
First day of dealing in the Shares ex-entitlement to the Completion Distribution	Wednesday, 14 November
Latest time for lodging transfers of Shares in order to be entitled to the Completion Distribution	4:00 p.m. on Thursday, 15 November
Closure of the register of members of the Company for determination of entitlements to the Completion Distribution	Friday, 16 November
Record date for the Completion Distribution	Friday, 16 November
Completion and despatch of share certificates of HLD Shares to the Shareholders (other than the Overseas Shareholders)	Tuesday, 20 November
Despatch of cheques for cash entitlements to the Overseas Shareholders pursuant to the Completion Distribution on or before	Tuesday, 18 December

	2008
Court hearing of petition for confirmation of the Share Premium Reduction*	Tuesday, 8 January
Latest day for dealing in the Shares cum-entitlement to the Further Distribution	Wednesday, 9 January
First day of dealing in the Shares ex-entitlement to the Further Distribution	Thursday, 10 January
Latest time for lodging transfers of Shares in order to be entitled to the Further Distribution	4:00 p.m. on Friday, 11 January
Closure of the register of members of the Company for determination of entitlements to the Further Distribution	Monday, 14 January to Wednesday, 16 January (both days inclusive)
Record date for the Further Distribution	Wednesday, 16 January
Despatch of cheques for cash payments and payments through CCASS to the Shareholders pursuant to the Further Distribution (Note)	Tuesday, 22 January

* **Shareholders should note that if the Share Premium Reduction is approved at the EGM, the dates of the events subsequent to the Completion and Completion Distribution in the above expected timetable, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may fix another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Further Distribution and the other relevant dates as stated in the expected timetable above may also change if the Court hearing date is changed.** In case of any such changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of an office copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Further Distribution of HK$1.21 per Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	means the conditional agreement dated 2 October 2007 entered into between HLD and the Company in relation to the Transaction
"Allotment Right"	means a right to the holder of the Share Entitlement Note to call for the issue by HLD to it of a fixed number of fully paid HLD Shares without having to make any payment
"Announcement"	means the announcement dated 2 October 2007 issued jointly by HLD and the Company relating to, amongst other things, the Transaction
"associate"	has the meaning given to such term under the Listing Rules
"Board"	means the board of Directors
"CIG"	means China Investment Group Limited
"CIMB-GK"	means CIMB-GK Securities (HK) Limited, a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser appointed by the Company to advise the Independent Shareholders regarding the terms of the Transaction
"Company"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"Companies Ordinance"	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	means completion of the Transaction in accordance with the terms of the Agreement
"Completion Date"	means 10 business days after the fulfilment or waiver of the Conditions, or such other date as may be agreed between HLD and the Company
"Completion Distribution"	means the proposed distribution by the Company to the Shareholders, upon Completion, of 0.209 HLD Share to be allotted under the Share Entitlement Note for each Share

"Conditions"	means the conditions precedent to Completion, as more particularly set out under the section headed "Conditions to Completion" of this circular
"Court"	means the Court of First Instance of the High Court of Hong Kong
"Director(s)"	means the director(s) of the Company
"Dividend Amount"	means any amount which is equal to any dividend payable by HLD based on any record date which is on or after the date of the Agreement for which any HLD Shares to be allotted pursuant to the Share Entitlement Note do not rank due to their being issued (or the relevant entries to HLD's register of members being made) after such record date, which amount is payable by HLD to the holder of such HLD Shares pursuant to the Share Entitlement Note
"EGM"	means the extraordinary general meeting of the Company to be convened at 4:00 p.m. on Monday, 12 November 2007 (or any adjournment thereof) for the purposes of approving, among other matters (if any), the Agreement, the Share Premium Reduction and the Proposed Distributions
"Fu Sang"	means Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owns all the issued ordinary shares of Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee
"Further Distribution"	means the proposed distribution by the Company to the Shareholders, if the Share Premium Reduction becomes unconditional, of HK$1.21 per Share
"Group"	means the Company and its subsidiaries
"HIL Average Closing Price"	means the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HKCG"	means The Hong Kong and China Gas Company Limited, which shares are listed on the Stock Exchange

"HKCG Average Closing Price"	means the average closing price of the HKCG Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HKCG Interests"	means the Company's interest in 2,366,934,097 HKCG Shares, represented by its interest in the Sale Companies and the Shareholder's Loans
"HKCG Share(s)"	means share(s) of HK$0.25 each in the share capital of HKCG
"HLD"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"HLD Average Closing Price"	means the average closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HLD Board"	means the board of directors of HLD
"HLD Group"	means HLD and its subsidiaries
"HLD Share(s)"	means share(s) of HK$2.00 each in the share capital of HLD
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	means the Shareholders other than HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang
"Issuer"	means Kamston Investment Limited, a wholly-owned subsidiary of HLD, the issuer of the Share Entitlement Note
"Latest Practicable Date"	means 15 October 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Overseas Shareholder"	means a Shareholder whose address as shown on the register of members of the Company on the record date for the Completion Distribution is in a place outside Hong Kong and who the Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practical, consider the exclusion of such holder from the distribution of HLD Shares under the Completion Distribution is necessary or expedient
"PRC"	means the People's Republic of China
"Proposed Distributions"	means the Completion Distribution and the Further Distribution
"Remaining Group"	means the Group, other than the Sale Companies and their subsidiaries
"Sale Companies"	means Macrostar Investment Limited and Timpani Investments Limited, each a wholly-owned subsidiary of the Company
"SFC"	means the Securities and Futures Commission of Hong Kong
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	means share(s) of HK$0.20 each in the share capital of the Company
"Share Entitlement Note"	means the share entitlement note to be issued by a wholly-owned subsidiary of HLD (and guaranteed by HLD) to the Company at Completion, which shall confer the right to call for the issue of a fixed number of fully paid HLD Shares, including any share entitlement note resulting from any assignment of such share entitlement note
"Share Premium Reduction"	means the proposed reduction of the share premium account of the Company to increase the distributable reserve of the Company as described in this circular
"Shareholder"	means holder of the Share(s)
"Shareholder's Loans"	means, in relation to a Sale Company, the shareholder's loans owing by such company and (if any) its subsidiaries to the Company as at Completion

"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Takeovers Code"	means The Code on Takeovers and Mergers issued by the SFC
"Transaction"	means the acquisition by the HLD Group of interests in the Sale Companies and the Shareholder's Loans due from the Sale Companies to the Company pursuant to the Agreement
"HK$"	means Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	means per cent.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office:
72nd -76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

20 October 2007

To the Shareholders

Dear Sir or Madam,

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED DISTRIBUTIONS AND REDUCTION OF SHARE PREMIUM ACCOUNT

1. INTRODUCTION

In the Announcement, the Company and HLD jointly announced that on 2 October 2007, they entered into the Agreement pursuant to which the HLD Group agreed to acquire from the Group the HKCG Interests, being the Company's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans.

The Transaction is an effective reorganisation of HLD Group's interest in HKCG and will unlock value for the Shareholders through realisation of the market value of the HKCG Interests. The Transaction will also result in the Company becoming a publicly listed standalone infrastructure group.

Following Completion, the Company will remain a listed company and the Remaining Group will focus on its infrastructure business in the PRC. The Remaining Group's infrastructure business currently comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang Province and Maanshan City Ring Road in Anhui Province.

Based on the HKCG Average Closing Price of HK$18.108, the value of the HKCG Interests is approximately HK$42,860 million. The consideration comprises:

(a) the issue to the Company of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

In the Announcement, the Board also announced that it proposed to recommend for approval by the Shareholders:

(a) upon Completion, a dividend of a total amount which is equal to the sum of (i) the closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets as at the date of Completion multiplied by 636,891,425 and (ii) the aggregate Dividend Amount (if any), which is to be satisfied not by payment of cash but by a distribution in specie of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each Share; and

(b) if the Share Premium Reduction becomes unconditional, a further distribution of approximately HK$3,687 million in cash, being HK$1.21 per Share.

Out of the distribution of the entitlement to up to 636,891,425 HLD Shares, HLD or its subsidiaries would have an entitlement to up to 432,729,036 HLD Shares (based on their holding of 2,070,473,859 Shares as at the Latest Practicable Date). Such entitlement will be cancelled upon distribution to HLD and its subsidiaries and the HLD Shares relating thereto will not be allotted.

Accordingly, only up to 204,162,389 HLD Shares will be allotted to the other Shareholders. The 204,162,389 HLD Shares represent approximately 10.51% of the existing issued share capital of HLD, or approximately 9.51% of the issued share capital of HLD as enlarged by the issue of such HLD Shares.

For the purpose of reference only, based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, the Proposed Distributions and the net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed Distribution(s) of either (a) Without Share Premium Reduction		**or (b) With Share Premium Reduction**	
	209 HLD Shares per 1,000 Shares		**209 HLD Shares, plus HK$1,210 per 1,000 Shares**	
	HK$ (million)	*HK$*	*HK$ (million)*	*HK$*
	Total	Per 1,000 Shares	Total	Per 1,000 Shares
Distributions:				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	—	—	3,687	1,210
Value of the Remaining Group:				
The net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders *(Note 2)*	5,685	1,866	1,998	656
Total	44,838	14,714	44,838	14,714
Total per Share (X)		14.71		14.71
HIL Average Closing Price (Y)		12.94		12.94
Premium *((X-Y)/Y)*		13.7%		13.7%

Notes:

(1) *Based on the HLD Average Closing Price of HK$61.475.*

(2) *Based on the consolidated balance sheet of the Company as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.*

The value of HK$14.71 per Share set out above represents a premium of 13.7% to the HIL Average Closing Price.

The Transaction constitutes a very substantial disposal and connected transaction of the Company under the Listing Rules, and is therefore subject to approval by the Independent Shareholders at the EGM. The purpose of this circular is to provide you with further details of the Agreement, the Share Premium Reduction, the Proposed Distributions, the letter of advice from CIMB-GK to the Independent Shareholders and other information as required by the Listing Rules and to give you notice of EGM.

2. THE AGREEMENT

Date

2 October 2007

Parties

HLD
The Company

The Transaction

The Transaction comprises the acquisition by the HLD Group from the Group the HKCG Interests, being the Company's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans. The Sale Companies are wholly-owned subsidiaries of the Company whose principal business activity is investment holding in HKCG. HKCG is a company incorporated in Hong Kong which shares are listed on the Stock Exchange. The principal business activities of HKCG and its subsidiaries are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

There is no change in control of HKCG as a result of the Transaction. The Executive Director of the Corporate Finance Division of the SFC has waived HLD's obligation to make a general offer for the HKCG Shares as a result of the Transaction pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

Set out below is certain financial information in relation to the Sale Companies:

	2007 *HK$ (million)*	2006 *HK$ (million)*
Aggregate net assets attributable to the interests in, and the Shareholder's Loans due from, the Sale Companies as at 30 June *(Note)*	14,387	11,693
Aggregate profits before and after taxation for the year ended 30 June *(Note)*	3,404	1,798

Note: attributable to the interests in the Sale Companies and their subsidiaries as a whole comprised in the audited consolidated accounts of the Company, with the interests in HKCG being equity accounted for in relation to the Sale Companies and their subsidiaries

The net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2007 were HK$8,964 million and HK$5,423 million respectively and the net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2006 were HK$6,302 million and HK$5,391 million respectively. Apart from the interests in 2,366,934,097 HKCG Shares and the Shareholder's Loans, the Sale Companies did not have any other major assets or liabilities as at 30 June 2007.

The Sale Companies and their subsidiaries will cease to be subsidiaries of the Company following Completion. HKCG will continue to be equity accounted for in the books of HLD following the Completion.

Simplified overviews of the approximate shareholding interest between HLD, the Company and HKCG as at the Latest Practicable Date and upon Completion are set out below:

As at the Latest Practicable Date:


Dr. Lee Shau Kee
and/or his family trust
1.33%
(other than
those held
through
HLD)
57.52%
Other shareholders of
HLD
42.19%
HLD
67.94%
Other Shareholders
30.73%
0.29%
The Company
39.06%
HKCG
Infrastructure business

Upon Completion:


Dr. Lee Shau Kee
and/or his family trust
1.33%
(other than
those held
through
HLD)
52.44%
Other shareholders of
HLD
47.30%
HLD
67.94%
Other Shareholders
30.73%
0.26%
The Company
39.06%
HKCG
Infrastructure business

Consideration

Based on the HKCG Average Closing Price of HK$18.108, the value of the HKCG Interests is approximately HK$42,860 million. The consideration comprises:

(a) the issue to the Company of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

HLD has undertaken that, before the Share Entitlement Note is issued and while any HLD Share remains to be issued pursuant to the Share Entitlement Note, it will not take certain actions which will have a dilutive effect on the market price per share in HLD, such as sub-division of HLD Shares, capitalisation of profits or reserves, capital distributions in cash or specie and rights issues. The Company has further undertaken to procure that any dividends received before Completion from HKCG which are based on any record date which is on or after the date of the Agreement will be retained in the Sale Companies or their subsidiaries.

Share Entitlement Note

Issuer

Kamston Investment Limited, a wholly-owned subsidiary of HLD

Guarantor

HLD

Pursuant to the terms of the Share Entitlement Note, HLD unconditionally and irrevocably guarantees to the Company the due and punctual performance and discharge by the Issuer of all obligations (whether present or future, actual or contingent) due, owing or incurred to the Company by the Issuer under or pursuant to the Share Entitlement Note to the intent that should the Issuer fail duly and punctually to perform or discharge any of its obligations, HLD shall forthwith upon demand perform and discharge or procure the performance and discharge of the Issuer's obligations. In addition, HLD unconditionally and irrevocably agrees, as a primary obligation, to indemnify the Company against all costs, expenses, losses or damages incurred by the Company as a result of the failure by the Issuer to comply with its obligations or as a result of any of the Issuer's obligations being or becoming void, voidable or unenforceable for any reason whatsoever (whether or not known to the Company), the amount of such costs, expenses, losses or damages being the amount which the Company would have otherwise been entitled to recover from the Issuer together with all expenses which the Company may reasonably and properly incur in proceeding against the Issuer or HLD.

Entitlement

The Share Entitlement Note confers on the holder the Allotment Right. The Share Entitlement Note procured to be issued by HLD to the Company at Completion will carry an Allotment Right for 636,891,425 HLD Shares.

Any HLD Shares to be issued pursuant to the Share Entitlement Note will be issued credited as fully paid and rank pari passu in all respects among themselves and with all other HLD Shares outstanding as at the date of issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of issue. If those HLD Shares do not rank for any dividend payable based on any record date which is on or after the date of the Agreement due to such HLD Shares being issued after such record date, the holder of such HLD Shares will be entitled to be paid by HLD an amount which is equal to such dividend.

Based on the terms of the Share Entitlement Note, the issuance of the Share Entitlement Note to the Company as part of the consideration payable by HLD under the Transaction and the holding of it by the Company are not contrary to the Companies Ordinance or any other applicable laws in Hong Kong.

Transferability and exercise

The Share Entitlement Note may be assigned once only under the Completion Distribution, and the Allotment Right thereunder is deemed to be automatically exercised upon such assignment, so that the relevant HLD Shares will be automatically issued to the relevant Shareholders. Accordingly, the Shareholders will not receive the Share Entitlement Note, but will receive HLD Shares directly, under the Completion Distribution. However, any Share Entitlement Note assigned to HLD or any of its subsidiaries will be automatically cancelled and the Allotment Right thereunder will be automatically extinguished, and therefore they will not receive any HLD Shares under the Completion Distribution. Any HLD Shares to be issued pursuant to the Share Entitlement Note will be issued at an issue price which is equal to the closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets on the date of such issue (as required by applicable accounting standards) under the general mandate granted to the HLD Board by the resolutions passed at the annual general meeting of HLD held on 12 December 2006. Under such general mandate, the HLD Board is allowed to allot and issue up to a maximum of 388,516,000 new HLD Shares. As at the Latest Practicable Date, no HLD Shares have been allotted and issued pursuant to such general mandate. The closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets on 28 September 2007 (being the last trading day before the release of the Announcement) was HK$61.65 per HLD Share.

As the Share Entitlement Note is to be issued to the Company (which is not a connected person of HLD) in satisfaction in part of the consideration payable by HLD under the Transaction, any issue of HLD Shares or payment pursuant thereto upon distribution of the Share Entitlement Note by the Company to any Shareholder who happens to be a connected person of HLD will not constitute a connected transaction under the Listing Rules as the distribution is to be made by the Company and there is no transaction between HLD and such persons.

Validity period

The Share Entitlement Note remains valid until the Allotment Right is or is deemed to be exercised or cancelled.

Listing

No application will be made for the listing of the Share Entitlement Note. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, any new HLD Shares which may be issued pursuant to exercise of the Allotment Right.

Conditions to Completion

Completion of the Transaction is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following Conditions:

(a) the obtaining of all relevant third party consents or approvals by HLD as are necessary for the purpose of the Transaction;

(b) the obtaining of all relevant third party consents or approvals by the Company, the Sale Companies and their subsidiaries and HKCG as are necessary for the purpose of the Transaction;

(c) there being no material breach of the warranties in or any other term of the Agreement on the part of the Company;

(d) the obtaining of the approval of the independent shareholders of the Company in respect of the Agreement and the transactions contemplated under the Agreement and the Completion Distribution at the EGM; and

(e) approval being granted or agreed to be granted by the Stock Exchange for the listing of, and permission to deal in, all HLD Shares which may be issued pursuant to the Share Entitlement Note on terms and conditions satisfactory to HLD and the Company.

The Company may at any time waive in writing the Condition set out in (b) (in so far as consents and approvals in respect of the Company are concerned) above either in whole or in part and such waiver may be made subject to such terms and conditions as the Company may require. HLD may at any time waive in writing either of the Conditions set out in (a) and (c) above either in whole or in part and such waiver may be made subject to such terms and conditions as HLD may require. HLD and the Company may together waive by agreement in writing the Condition set out in (b) (other than in relation to consents and approvals in respect of the Company) above either in whole or in part and such waiver may be made subject to such terms and conditions as they may agree.

If any Condition has not been fulfilled or waived on or before 2 January 2008 (or such later date as is otherwise agreed between the parties in writing), the Agreement shall terminate and be of no further effect, and no party shall be entitled to any rights or benefits or be under any obligation under or in respect of the Agreement or have any liability to the other party, save in respect of any antecedent breach.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, record keeping and compliance with law and material contracts) have been given by the Company to HLD pursuant to the Agreement.

A deed of tax covenant will be entered into between HLD and the Company at Completion pursuant to which the Company will indemnify HLD in respect of certain tax liabilities relating to events occurring on or before Completion. The Company has also warranted that, as at Completion, the Sale Companies and their subsidiaries will not have any liabilities (except to each other) other than the Shareholder's Loans.

Completion

The Agreement provides that Completion will take place on the Completion Date.

3. PROPOSED DISTRIBUTIONS AND SHARE PREMIUM REDUCTION

The Board notes that the Remaining Group will have no immediate requirement for the use of the proceeds from the sale of the HKCG Interests when received, and after careful consideration, is of the opinion that it would be in the interests of the Shareholders that such proceeds be distributed in full to the Shareholders. While the Company may require cash resources to pursue investments or selective acquisitions to complement its existing infrastructure business in the future, the Board notes that the Group has not currently identified a specific acquisition or development that would require cash in excess of its resources remaining after such distribution which are set out under the section headed "Remaining Group" below.

Accordingly, the Board proposed to recommend for approval by the Shareholders:

(a) upon Completion, a dividend of a total amount which is equal to the sum of (i) the closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets as at the date of Completion multiplied by 636,891,425 and (ii) the aggregate Dividend Amount (if any), which is to be satisfied not by payment of cash but by a distribution in specie of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each Share; and

(b) if the Share Premium Reduction becomes unconditional, a further distribution of approximately HK$3,687 million in cash, being HK$1.21 per Share.

Out of the distribution of the entitlement to up to 636,891,425 HLD Shares, HLD or its subsidiaries would have an entitlement to up to 432,729,036 HLD Shares (based on their holding of 2,070,473,859 Shares as at the Latest Practicable Date). Such entitlement will be cancelled upon distribution to HLD and its subsidiaries and the HLD Shares relating thereto will not be allotted. Accordingly, only up to 204,162,389 HLD Shares (with a total nominal value of HK$408,324,778) will be allotted to the other shareholders of the Company. The 204,162,389 HLD Shares represent approximately 10.51% of the existing issued share capital of HLD, or approximately 9.51% of the issued share capital of HLD as enlarged by the issue of such HLD Shares.

Fractional entitlements to the HLD Shares will not be distributed under the Completion Distribution to the Shareholders, but will be converted into HLD Shares and sold in the market for the benefit of the Company. Any HLD Shares attributable to entitlements of the Overseas Shareholders (other than fractional entitlements) under the Completion Distribution will be sold and the proceeds thereof (less expenses) will be paid in cash to them. For further information regarding the entitlements of the Overseas Shareholders, please refer to the section headed "Overseas Shareholders" on page 23 of this circular.

In relation to the Further Distribution of approximately HK$3,687 million in cash, being HK$1.21 per Share, the HLD Group will receive approximately HK$2,505 million (if the number of the Shares held by the HLD Group as at the relevant record date is the same as that held as at the Latest Practicable Date, being 2,070,473,859 Shares) and the other Shareholders will receive approximately HK$1,182 million.

However, after Completion, there will not be sufficient distributable reserve to make such distribution in its entirety. Accordingly, the Board proposed that the Completion Distribution be made upon Completion, and application be made to reduce the share premium account of the Company by HK$4,215,728,461.60, which will be credited to the distributable reserve of the Company. Upon the Share Premium Reduction becoming unconditional, the Further Distribution can then be made from the increased distributable reserve of the Company. The amount standing to the credit of the share premium account of the Company as shown in the audited balance sheet of the Company as at 30 June 2007 was HK$4,215,728,461.60.

The proposed amount of reduction of the share premium account of the Company under the Share Premium Reduction is larger than that required to implement the Further Distribution, so that additional distributable reserves to the extent of approximately HK$579 million will be available to enable distribution of cash held by the Group surplus to the requirement of the Group for its business from time to time. In determining the amount of cash to be returned to the Shareholders, the Board would take into account the amount of cash resources necessary to be retained for future acquisitions, expansion and operational prudence. Furthermore, the Company will continue to have access to external financing should the need arise in the future.

The Share Premium Reduction is subject to fulfilment of the following conditions:

(a) the approval of the Transaction by the Independent Shareholders at the EGM and Completion having occurred;

(b) the passing by the Independent Shareholders of ordinary resolutions to approve the Proposed Distributions at the EGM;

(c) the passing by the Shareholders of a special resolution to approve the Share Premium Reduction at the EGM;

(d) the obtaining of all requisite consents from lenders to the Group; and

(e) the confirmation of the Share Premium Reduction by the Court, the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance.

The Share Premium Reduction will become effective upon fulfilment of the above conditions. The effective date of the Share Premium Reduction cannot be ascertained at present as it depends on (a) the making of arrangements with creditors of the Company such as obtaining appropriate consents from them; and (b) the availability of the Court for the necessary hearing dates which cannot be fixed until after the passing of the special resolution to approve the Share Premium Reduction. Further announcement(s) will be made by the Company to inform the Shareholders of such effective date.

HLD has undertaken that, if the resolution to approve the Transaction has been passed by the Independent Shareholders at the EGM, the HLD Group will vote in favour of the resolution to approve the Share Premium Reduction. All Shareholders are permitted to vote at the EGM in respect of the resolution approving the Share Premium Reduction. The Company has undertaken to HLD in the Agreement that it will propose a resolution to approve the Completion Distribution at the EGM. Subject to the passing of the resolution in relation to the Proposed Distribution(s), record date(s) will be fixed to determine entitlements to the Proposed Distribution(s).

4. REMAINING GROUP

Following Completion, the Company will remain a listed company.

The principal businesses of the Remaining Group are investment holding and infrastructure in the PRC. The infrastructure business of the Group currently comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang Province and Maanshan City Ring Road in Anhui Province.

The Hangzhou Qianjiang Third Bridge, which was completed in 1997, is situated on National Highway No. 104, a major trunk route linking Beijing and Fujian Province. The toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang Province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. The toll bridge is also an important nodal point for access to major roads leading to the Hangzhou Airport. After the recent completion of major repair and maintenance work, traffic volumes on the toll bridge have increased considerably.

The Maanshan City Ring Road, which was completed in 1997, is a class I highway that stretches approximately 40.5 km around Maanshan City in Anhui Province. Maanshan City is a leading industrial city in the PRC. The highway is part of the National Highway No. 205 linking the Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. The Group has a 25-year concession, during which time it has management and the toll-collection rights for the highway.

The Company holds the Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road projects through CIG, except certain shareholdings in the toll bridge it holds directly. As described in the Company's announcement dated 29 August 2007, the Company increased its ownership in CIG from 64.1% to 100% and such increase of ownership in CIG by the Company has been completed. The acquisition of the remaining interest in CIG increased the Group's total investment in infrastructure projects in the PRC and provided it with further operating autonomy in the projects of CIG.

A simplified overview of the organisation chart of the principal businesses of the Remaining Group is set out below:


The Company
100%
CIG
80%
70%
20%
Vigorous Developments Limited
Luxrich Limited
70%
60%
Maanshan Huan Tong Highway Development Limited
Hangzhou Henderson Qianjiang Third Bridge Co., Ltd.
100%
100%
Maanshan City Ring Road
Hangzhou Qianjiang Third Bridge

Set out below is a summary of certain financial information of the infrastructure business comprised in the audited consolidated accounts of the Company:

	For the year ended 30 June		
	2005	**2006**	**2007**
	HK$ (million)	*HK$ (million)*	*HK$ (million)*
Turnover	236	136	189
Profit attributable to the Shareholders	57	51	62

The net assets of the infrastructure business attributable to the Shareholders as at 30 June 2007 were approximately HK$644 million.

Based on the audited consolidated balance sheet of the Company as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares, the acquisition of the remaining interest of 35.9% in CIG subsequent to 30 June 2007 and assuming the proposed final dividend for the year ended 30 June 2007 had been paid, the total assets and net assets attributable to the Shareholders of the Remaining Group are as follows:

	After Completion Distribution (Without Share Premium Reduction)	**After Proposed Distributions (With Share Premium Reduction)**
	HK$ (million)	*HK$ (million)*
Total assets *(Note)*	7,927	4,240
Including cash of *(Note)*	6,192	2,505
Net assets attributable to the Shareholders	5,228	1,541

Note: Including cash of approximately HK$1,600 million arising from a loan to the Company by a fellow subsidiary which was repaid subsequent to 30 June 2007

5. FINANCIAL EFFECTS OF THE TRANSACTION ON THE GROUP

The unaudited pro forma financial information of the Remaining Group, which illustrates the financial effects of the Transaction and the Proposed Distributions on the Group's earnings, assets, liabilities and cashflows, is set out in Appendix III to this circular.

It is estimated that, based on the HLD Average Closing Price of HK$61.475 and the carrying amount of the HKCG Interests as at the Latest Practicable Date, the Group would recognise a gain on disposal of the Sale Companies in the amount of approximately HK$27,872 million. Such gain on disposal will be subject to changes as the HLD's share price moves and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

Based on the Group's audited consolidated profit and loss account for the year ended 30 June 2007 as set out in Appendix I to this circular, the profit attributable to the Shareholders was approximately HK$5,391 million. Excluding the profit attributable to the Shareholders in relation to the discontinued operations of approximately HK$1,765 million, the profit attributable to the Shareholders in relation to the continuing operations (including the Group's share of profit from the HKCG Interests) amounted to approximately HK$3,626 million. Assuming the Completion and based on the unaudited pro forma consolidated profit and loss account of the Remaining Group as set out in Appendix III to this circular, the profit attributable to the Shareholders from continuing operations, excluding the gain on disposal of the Sale Companies in relation to the Transaction, was approximately HK$222 million.

As at 30 June 2007, based on the Group's audited consolidated balance sheet as set out in Appendix I to this circular, the Group's total assets and total liabilities in relation to its continuing operations (including the HKCG Interests) amounted to approximately HK$19,863 million and HK$2,337 million, respectively. Assuming the Completion and based on the unaudited pro forma consolidated balance sheet of the Remaining Group as set out in Appendix III to this circular, the unaudited pro forma consolidated total assets of the Remaining Group were approximately (i) HK$8,583 million after the Completion Distribution but before the Further Distribution; and (ii) HK$4,896 million after both the Completion Distribution and the Further Distribution. The unaudited pro forma consolidated total liabilities of the Remaining Group were approximately HK$2,337 million, both before and after the Proposed Distributions.

6. FINANCIAL AND TRADING PROSPECTS OF THE REMAINING GROUP

After Completion, the principal businesses of the Remaining Group will be investment holding and infrastructure in the PRC. The Remaining Group's infrastructure assets continue to benefit from the robust economic development and increased automobile ownership in the PRC. The Board currently expects the toll fee income generated by such infrastructure assets to represent an attractive and recurrent income source for the Remaining Group. The Remaining Group intends to identify additional infrastructure investment projects in the PRC.

7. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Board believes that the Transaction will crystalise value for the Company through the realisation of the market value for its holding in HKCG. The Board believes that the current market price of the Shares does not fully reflect the value of its interest in HKCG Shares and infrastructure related business due to its existing corporate structure, and the Transaction will unlock value for the Shareholders and allow them to realise part of this value in HLD Shares and cash through the Proposed Distributions.

For the purpose of reference only, based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, the Proposed Distributions and the net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed Distribution(s) of			
	either		**or**	
	(a) Without Share Premium Reduction		**(b) With Share Premium Reduction**	
	209 HLD Shares per 1,000 Shares		**209 HLD Shares, plus HK$1,210 per 1,000 Shares**	
	HK$ *(million)* Total	*HK$* Per 1,000 Shares	*HK$* *(million)* Total	*HK$* Per 1,000 Shares
***Distributions*:**				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	—	—	3,687	1,210
***Value of the Remaining Group*:**				
The net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders *(Note 2)*	5,685	1,866	1,998	656
Total	44,838	14,714	44,838	14,714
Total per Share (X)		14.71		14.71
HIL Average Closing Price (Y)		12.94		12.94
Premium *((X-Y)/Y)*		13.7%		13.7%

Notes:

(1) *Based on the HLD Average Closing Price of HK$61.475.*

(2) *Based on the consolidated balance sheet of the Company as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.*

The value of HK$14.71 per Share set out above represents a premium of 13.7% to the HIL Average Closing Price.

Furthermore, the Board believes that the disposal of the Company's stake in HKCG and the establishment of a standalone infrastructure group will lead to favourable long-term value creation for Shareholders. The Company's portfolio of infrastructure assets is currently overshadowed by its significantly larger interest in HKCG Shares. As an infrastructure company, investors will be able to more easily identify the impact of new and existing infrastructure projects and assess their financial performance. Accordingly, the Board believes that the public markets will be able to apply suitable valuation metrics that account for the cash flow and dividend profile of the Company's infrastructure projects. In addition, as a publicly traded standalone infrastructure group, Shares may be a more effective form of acquisition currency for new infrastructure project acquisitions.

It is estimated that, upon Completion, the Group would recognise a gain on disposal of approximately HK$27,872 million, representing the difference between the value of the consideration (including the Share Entitlement Note and cash) based on the HLD Average Closing Price and the current carrying amount of the interest in HKCG. Such gain on disposal will be subject to changes as the HLD's share price moves and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

The Board believes that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.

8. LISTING RULES IMPLICATIONS

HLD is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the Transaction constitutes a connected transaction of the Company. As one or more applicable percentage ratio(s) in respect of the Transaction exceeds 75%, the Transaction also constitutes a very substantial disposal of the Company. Therefore, for the Company, the Transaction is subject to the announcement, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. A single resolution will be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder and the Proposed Distributions. As HLD and Dr. Lee Shau Kee are considered to have material interest which is different from other Shareholders so far as such matters are concerned, HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang will be required to abstain from voting at the EGM on such resolution. As far as the Company is aware, as at the Latest Practicable Date, such persons in aggregate held a total of 2,122,559,709 Shares, representing approximately 69.65% of the issued share capital of the Company as at the Latest Practicable Date. So far as the Company is aware, no other Shareholder will be required by the Listing Rules to abstain from voting at the EGM on such resolution due to its having a material interest different from the other Shareholders.

As all independent non-executive directors of the Company are also independent non-executive directors of HLD, they are considered not to be independent to advise the Independent Shareholders in respect of the resolution to approve the Transaction. Therefore, no independent board committee of the Company will be formed to make recommendations to the Independent Shareholders in connection with the Transaction. CIMB-GK has been appointed by the Company to advise the Independent Shareholders in connection with the Transaction.

Completion of the Transaction, the Share Premium Reduction and the Proposed Distributions will not affect the listing of the Shares on the Stock Exchange.

9. DESPATCH OF HLD SHARE CERTIFICATES

Subject to Completion having occurred, the share certificates for the HLD Shares representing the Completion Distribution are currently expected to be despatched to the Shareholders on or before Tuesday, 20 November 2007.

In the absence of any specific instructions to the contrary received in writing by the share registrar of the Company before the register of members of the Company is closed for determination of entitlements to the Completion Distribution, the share certificates for the HLD Shares representing the Completion Distribution will be sent by ordinary mail to the Shareholders whose names appear on the register of members of the Company at the record date for the Completion Distribution at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the register of members of the Company in respect of the joint holding. All such share certificates will be sent at the risk of the persons entitled thereto and neither the Company nor HLD will be liable for any loss or delay in transmission.

10. OVERSEAS SHAREHOLDERS

The making of the Completion Distribution to those Shareholders not residing in Hong Kong may be subject to the laws and regulations of other jurisdictions. Such Shareholders should observe and inform themselves of any applicable legal or regulatory requirements in their respective jurisdictions. It is the responsibility of such Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdictions in connection therewith, including the obtaining of any governmental or exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdictions.

Where the Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practicable, consider the exclusion of a Shareholder whose addresses as shown on the register of members of the Company on the record date for the Completion Distribution is in a place outside Hong Kong under the Completion Distribution is necessary or expedient (e.g. where the Board has been advised that the allotment and issue of the HLD Shares by HLD to an Overseas Shareholder may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the Board regards as unduly onerous by reason of delay, expense or otherwise), the Board may assign the relevant entitlement (other than fractional entitlement) under the Share

Entitlement Note to a person to be selected by the Directors, such that the relevant HLD Shares will be issued to that person and that person will sell the same in the market as soon as reasonably practicable. The net proceeds of sale (less expenses) will be paid in cash to the relevant Overseas Shareholder in full satisfaction of his rights to the HLD Shares to which he would have been entitled under the Completion Distribution. The person to be selected by the Directors will sell the relevant HLD Shares in the market as soon as reasonably practicable on or after the date on which the share certificates for HLD Shares are despatched to the other Shareholders (which date is currently expected to be Tuesday, 20 November 2007) at such price(s) as may reasonably be obtained in the market. The net proceeds of sale, after deduction of expenses, will be sent by cheque via ordinary mail to the relevant Overseas Shareholder at his own risk within 14 days after any such sale but in any event within 28 days after the date of Completion. In the absence of bad faith or wilful default, none of the Company, HLD, any person selected by the Company to effect such sale or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

Based on legal advice received, the Board believes that it would be unduly onerous by reason of difficulty, delay, expense or otherwise to comply with the legal and regulatory requirements of Canada and the United States of America (including but not limited to the difficulty, delay and expense involved in ascertaining whether certain exemptions from compliance with the legal and regulatory requirements in relation to the Shareholders in the relevant jurisdictions are applicable on a case by case basis) in order to distribute HLD Shares to Shareholders whose addresses as shown on the register of members of the Company on the record date for the Completion Distribution are in Canada and the United States of America. The arrangement sets out in the preceding paragraph will therefore be applied to the Shareholders with registered addresses in Canada and the United States of America. It is not presently expected that the matters stated in the preceding paragraph will apply to any other overseas Shareholders based on their registered addresses as at the Latest Practicable Date.

11. TAXATION

Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Transaction and, in particular, whether the receipt of the Completion Distribution and/or the Further Distribution would make such Shareholder liable to taxation in Hong Kong or in other jurisdictions.

12. PRINCIPAL BUSINESSES OF THE HLD GROUP AND THE GROUP

The principal business activities of the HLD Group are property development and investment, finance, construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management. The principal business activities of the Group are investment holding and infrastructure.

13. THE EGM

Set out on pages N-1 to N-3 of this circular is a notice convening the EGM to be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Monday, 12 November 2007 at 4:00 p.m. at which (i) an ordinary resolution will be proposed and, if thought fit, passed to approve the Agreement and the transactions contemplated thereunder and the Proposed Distributions; and (ii) a special resolution will be proposed and, if thought fit, passed to approve the Share Premium Reduction.

HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang are required to abstain from voting on the resolution approving the Agreement and the transactions contemplated thereunder and the Proposed Distributions which will be taken by poll. All Shareholders will be entitled to vote on the resolution approving the Share Premium Reduction at the EGM.

A form of proxy for use by the Shareholders at the EGM is enclosed. Shareholders are advised to read the notice and to complete the accompanying form of proxy for use at the EGM in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event, not less than 48 hours before the time appointed for holding the EGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

14. CLOSURE OF REGISTER OF MEMBERS OF THE COMPANY

For the purpose of determination of entitlements to attend and vote at the EGM, the register of members of the Company will be closed from Thursday, 8 November 2007 to Monday, 12 November 2007, both days inclusive. In order to qualify for attending and voting at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 7 November 2007.

In the event that the Agreement and the transactions contemplated thereunder and the Proposed Distributions are approved at the EGM, in order to establish entitlements to the Completion Distribution, the register of members of the Company will be closed on Friday, 16 November 2007, or such other date(s) as may be notified to the Shareholders by way of an announcement. In order to qualify for the Completion Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 15 November 2007. The record date for the Completion Distribution will be on Friday, 16 November 2007.

The record date for determination of entitlements to the Further Distribution is dependent on, among other things, whether the Share Premium Reduction is approved at the EGM. In particular, such record date in the case where the Share Premium Reduction is approved at the EGM as specified in the "Expected Timetable" in this circular is indicative only. If the Share Premium Reduction is approved at the EGM, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

15. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 80 of the articles of association of the Company, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations:

(a) by the chairman of the meeting; or

(b) by at least three members of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members of the Company present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members of the Company having the right to vote at the meeting; or

(d) by a member or members of the Company present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

16. RECOMMENDATION

The Board considers that the Transaction is in the interests of the Company and that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole. The Board also considers that the Share Premium Reduction and the Proposed Distributions are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that (a) the Independent Shareholders should vote in favour of the ordinary resolution which will be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder and the Proposed Distributions and (b) the Shareholders should vote in favour of the special resolution which will be proposed at the EGM to approve the Share Premium Reduction.

17. ADDITIONAL INFORMATION

Your attention is drawn to the letter of advice from CIMB-GK to the Independent Shareholders in respect of the terms of the Transaction and the information set out in the appendices to this circular.

Shareholders and potential investors should note that the Transaction, the Share Premium Reduction and the Proposed Distributions may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

The following is the full text of the letter of advice from CIMB-GK Securities (HK) Limited, the independent financial adviser to the Independent Shareholders prepared for the purpose of incorporation into this circular.

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

20 October 2007

To the Independent Shareholders of Henderson Investment Limited

Dear Sirs,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Shareholders in relation to the Transaction, details of which are contained in a circular (the "Circular") to the Shareholders dated 20 October 2007, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

HLD is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the Transaction constitutes a connected transaction as well as a very substantial disposal of the Company under the Listing Rules, and is subject to approval by the Independent Shareholders and any vote of the Independent Shareholders at the EGM shall be taken by poll. HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang, being regarded as having a material interest under the Transaction, will abstain from voting in relation to the resolution approving the Transaction.

As all independent non-executive directors of the Company are also independent non-executive directors of HLD, they are considered not to be independent to advise the Independent Shareholders in respect of the resolution to approve the Transaction. Therefore, no independent board committee of the Company has been formed to make recommendations to the Independent Shareholders in connection with the Transaction.

BASIS OF ADVICE

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in Appendix IV to the Circular that they collectively and individually accept full responsibility for the accuracy of the information contained in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truthfulness, accuracy and completeness of the information and representations provided to us by the Company. We have also been advised by the Directors that having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion relating to the Transaction, we have considered the following principal factors and reasons:

1. Background

On 27 March 2007, the Group announced its disposal (the "Previous Disposal") of its property portfolio and minority interests in two listed associated companies and other listed securities and the distribution of cash dividend. The main purpose of the Previous Disposal was to unlock the underlying asset value of the shares of the Company (the "HIL Shares") to the Shareholders. Following completion of the Previous Disposal on 13 June 2007, the principal business activities of the Group are investment holding of the HKCG Interests and infrastructure, with the HKCG Interests continuing to account for a majority of the Group's assets. With this asset composition structure and the Group's stated intention in the Previous Disposal that it will distribute in full the cash dividends received under the HKCG Interests, the HIL Shares principally represent a proxy holding for the HKCG Interests. Given the significant weighting of the HKCG Interests in the financial position and performances of the Group, we have reviewed the share price performances of the Company and HKCG during the

period which commenced shortly before completion of the Previous Disposal in June 2007 up to and including 28 September 2007, being the last trading day of the HIL Shares on the Stock Exchange prior to the date of the Announcement (the "Last Trading Day") as follows:

Price Performances of HIL Shares and HKCG Shares


20
18
16
14
12
10
Closing Price (HK$)
HKCG Shares
HIL Shares
Jun 2007
Jul 2007
Aug 2007
Sep 2007
Last Trading Day

As noted from the chart above, the share price performance of the Company closely tracked with that of HKCG during the period under review save for the acute decrease in the price of the HIL Shares in mid June 2007 which was due to the ex-dividend adjustment for the distribution of the HK$5.00 cash dividend per HIL Share under the Previous Disposal at completion on 13 June 2007. We have assessed the trading discount of the HIL Shares to its consolidated net asset value ("NAV") per HIL Share as adjusted by the relevant market price of the HKCG Shares following completion of the Previous Disposal since 14 June 2007 up to and including the Last Trading Day as follows:

Period (2007)	**Average price per HIL Share** *(HK$)*	**Average price per HKCG Share** *(HK$)*	*Notes*	**Consolidated NAV per HIL Share as adjusted by the average market price of HKCG Shares on the value of the HKCG Interests** *(HK$)*	**% of discount of the Average price per HIL Share to the adjusted consolidated NAV per HIL Share**
14 June to 29 June	11.31	16.45	1	13.44	15.85%
For the month of July	12.45	17.80	2	14.65	15.02%
For the month of August	12.36	17.80	2	14.65	15.63%
3 September to 17 September	12.82	18.12	*2&3*	14.92	14.08%
18 September to 28 September *(the last trading day before the release of the Announcement)*	12.92	18.13	*2&3*	14.88	13.17%

Notes:

1. Based on the consolidated NAV of the Group attributable to the Shareholders as at 30 June 2007, 3,047,327,395 HIL Shares in issue and 2,335,775,097 HKCG Shares held by the Company.

2. Based on the consolidated NAV of the Group attributable to the Shareholders as at 30 June 2007, 3,047,327,395 HIL Shares in issue and 2,366,934,097 HKCG Shares held by the Company.

3. The Company announced its annual results for the year ended 30 June 2007 after market closed on 17 September 2007.

As noted from the above, following completion of the Previous Disposal till the Last Trading Day, the HIL Shares were still traded within a range of discount of approximately 13.24% to 15.85% to its adjusted consolidated NAV per HIL Share based on the relevant market price of the HKCG Shares.

2. **Reasons for the Transaction**

The Board believes that the Transaction will crystalise value for the Company through the realisation of the market value for its holding in HKCG. The Transaction will unlock value for the Shareholders and allow them to realise part of this value in HLD Shares and cash through the Proposed Distributions. As a result of the Transaction, the Board proposes to recommend for approval by the Shareholders:

(i) upon Completion, for each HIL Share a distribution of the entitlement of 0.209 HLD Share to be allotted under the Share Entitlement Note; and

(ii) if the Share Premium Reduction becomes unconditional, a further distribution in cash of approximately HK$3,687 million, being HK$1.21 per HIL Share.

Estimated theoretical enhancement in value

We have reviewed the value to be unlocked under the Proposed Distributions with the consolidated NAV of the Remaining Group (excluding the HKCG Interests) attributable to the Shareholders as extracted from the Letter from the Board of the Circular, where there will or will not be the Share Premium Reduction respectively as follows:

	Proposed Distribution(s) of either (a) without Share Premium Reduction		**or (b) with Share Premium Reduction**	
	209 HLD Shares per 1,000 HIL Shares		**209 HLD Shares, *plus* HK$1,210 per 1,000 HIL Shares**	
	HK$ million Total	*HK$* Per 1,000 HIL Shares	*HK$ million* Total	*HK$* Per 1,000 HIL Shares
***Distributions*:**				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	—	—	3,687	1,210
***Value of the Remaining Group*:**				
Consolidated NAV of the Remaining Group (excluding the HKCG Interests) attributable to the Shareholders *(Note 2)*	5,685	1,866	1,998	656
Total	44,838	14,714	44,838	14,714
Total per HIL Share (X)		14.71		14.71
HIL Average Closing Price (Y)		12.94		12.94
Estimated theoretical enhancement in value per HIL Share *((X-Y)/Y)* of approximately		13.7%		13.7%

Notes:

1. Based on the HLD Average Closing Price of HK$61.475.

2. Based on the audited consolidated balance sheet of the Group as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend of the Company for the year ended 30 June 2007 which has yet to be approved and paid.

As noted from the above, based on the HLD Average Closing Price, the total value per HIL Share implied under the Transaction and the Proposed Distributions will be equivalent to approximately HK$14.71. When comparing this value per HIL Share with the HIL Average Closing Price of HK$12.94, the Transaction and the Proposed Distributions will give rise to an estimated theoretical enhancement in the value of each HIL Share by approximately 13.7%.

We have conducted an alternate analysis on the estimated theoretical impact arising from the Transaction on the Shareholders based on the terms of the Transaction and the Proposed Distributions, and assuming that the Shareholders have disposed of the HIL Shares at the HIL Average Closing Price/closing price of the HIL Shares on the Last Trading Day, retained HK$1,210 per 1,000 HIL Shares while using the remaining proceeds to purchase HLD Shares at the HLD Average Closing Price/closing price of the HLD Shares on the Last Trading Day. The purpose of this alternate analysis is to ascertain the number of HLD Shares that can be purchased under that scenario (net of the HK$1,210 cash payment so as to maintain the same basis with the terms of the Transaction) and compares it with the 209 HLD Shares to be received under the Transaction. Details of the findings are as follows:

	Based on the closing prices of the HIL Shares and the HLD Shares on the Last Trading Day *HK$*	**Based on the HIL Average Closing Price and the HLD Average Closing Price** *HK$*
Gross disposal proceeds of 1,000 HIL Shares	12,900 (at closing price of the HIL Shares of HK$12.90 on the Last Trading Day)	12,940 (at HIL Average Closing Price of HK$12.94)
Less: cash payment of HK$1,210 per 1,000 HIL Shares *(to be retained by the Shareholders)*	(1,210)	(1,210)
Remaining proceeds available (A)	11,690	11,730
Purchase price of the HLD Shares (B)	61.65 (closing price of HLD Shares on the Last Trading Day)	61.475 (the HLD Average Closing Price)
Number of HLD Shares to be purchased (A)/(B)	190	191
Under the terms of the Transaction:		
Number of HLD Shares to be distributed	**209**	**209**
Number of HIL Shares to be retained	**1,000** *(Note)*	**1,000** *(Note)*

Note: The consolidated NAV of the Remaining Group attributable to the Shareholders after the Proposed Distributions (with Share Premium Reduction) is approximately HK$1,998 million, representing approximately HK$0.656 per HIL Share.

As noted from the above analysis, should Shareholders have disposed of 1,000 HIL Shares at the HIL Average Closing Price, retained HK$1,210 and used the remaining proceeds to purchase the HLD Shares based on the HLD Average Closing Price, they can purchase 191 HLD Shares, which is less than the 209 HLD Shares to be distributed under the Transaction. This is notwithstanding the fact that under the Transaction, Shareholders can continue to hold onto their HIL Shares, with the consolidated NAV of the Remaining Group attributable to the Shareholders of approximately HK$1,998 million, representing approximately HK$0.656 per HIL Share) after the Proposed Distributions (with Share Premium Reduction), while under the alternate theoretical scenario, the Shareholders have to dispose of their holdings in the HIL Shares in order to receive 191 HLD Shares per 1,000 HIL Shares. The alternate theoretical analysis shows that the Transaction enhances the value of the Shareholders' interests in the HIL Shares. We have not used the closing price of the HIL Shares as at the Latest Practicable Date to conduct the aforesaid alternate analysis as we consider that inappropriate because the price of the HIL Shares after the release of the Announcement would have already reflected the theoretical value arising from the Transaction.

Given the above and also i) the fact that based on the HLD Average Closing Price approximately 91% of the consideration for the Transaction will be payable in the form of HLD Shares which, we consider, will provide the Shareholders with the flexibility to continue indirectly retaining a substantial part of their interests in the HKCG Interests through holding of the HLD Shares and to sell the HLD Shares as and when the Shareholders see fit; and ii) the historical share price performances of the HIL Shares, the HKCG Shares and the HLD Shares as further elaborated in the sub-section headed "Payment structure" under the section headed "4. The consideration for the Transaction" below, we concur with the views of the Board that the Transaction would enable the Shareholders to unlock value in the HIL Shares by realizing part of this value in HLD Shares and cash through the Proposed Distributions.

A standalone infrastructure company

We noted that the Company will become a standalone infrastructure company following Completion, and given this focused line of business and asset backing, we concur with the views of the Board that the Transaction will enable investors to more easily identify the impact of new and existing infrastructure projects and assess their financial implications to the Remaining Group. This will facilitate the market to attribute an appropriate and fair valuation of the potentials of the infrastructure projects of the Remaining Group, which is in the interests of the Company and the Shareholders as a whole. In addition, we also believe that as a standalone infrastructure group (whereby the overall valuation of the Company, hence the HIL Shares, will not be complicated by the market valuation of the share of interests in HKCG, an associated company), the HIL Shares would be fairly used as a form of acquisition currency for new infrastructure project acquisitions.

Views

Having considered the above factors in particular:

i) the historical discounts of the price of the HIL Shares to the consolidated NAV per HIL Share (as adjusted by the market value of the HKCG Shares) before the release of the Announcement;

ii) the estimated theoretical enhancement in the implied value per HIL Share under the Transaction and the Proposed Distributions;

iii) the historical share price performance of the HIL Shares, the HKCG Shares and the HLD Shares and the reasonableness of the payment structure of the Transaction as further elaborated in the sub-section headed "Payment structure" under the section headed "4. The consideration for the Transaction" below; and

iv) the standalone infrastructure business nature and asset composition of the Remaining Group which facilitates a clearer valuation by the market on the future potentials of the Remaining Group,

we consider that the Transaction is in the interests of the Company and the Shareholders as a whole.

3. ***Information on the Sale Companies and HKCG***

The assets to be disposed of under the Transaction are principally the HKCG Interests, being the Company's entire interests in HKCG of approximately 39.06% of HKCG's total issued share capital, through the disposal of interests in the Sale Companies and the Shareholder's Loans. The principal business activities of the Sale Companies are investment holding in HKCG, whereas the principal business activities of HKCG and its subsidiaries are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC. The following table sets out certain financial information in relation to the Sale Companies as extracted from the Letter from the Board contained in the Circular:

	2007	**2006**
	HK$ million	*HK$ million*
Aggregate net assets attributable to the interests in, and the Shareholder's Loans due from, the Sale Companies as at 30 June *(Note 1)*	14,387 *(Note 2)*	11,693 *(Note 3)*
Aggregate profits before and after taxation for the year ended 30 June *(Note 1)*	3,404	1,798

Notes:

1. The net assets attributable to the interests in the Sale Companies and their subsidiaries as a whole comprised in the audited consolidated accounts of the Company, with the interests in HKCG being equity accounted for in relation to the Sale Companies and their subsidiaries.

2. The net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2007 were HK$8,964 million and HK$5,423 million respectively

3. The net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2006 were HK$6,302 million and HK$5,391 million respectively.

We note that apart from the HKCG Interests and the Shareholder's Loans, the Sale Companies did not have any other major assets or liabilities as at 30 June 2007.

HKCG

As the assets of the Sale Companies are the HKCG Interests, we set out below the audited financial results of HKCG and its subsidiaries (the "HKCG Group") for the two years ended 31 December 2006 and the unaudited financial results of the HKCG Group for the six months ended 30 June 2007 and the previous comparative period:

	For the year ended 31 December		**For the six months ended 30 June**	
	2005	**2006**	**2006**	**2007**
	HK$ million *(audited)*	*HK$ million* *(audited)*	*HK$ million* *(unaudited)*	*HK$ million* *(unaudited)*
Revenue	9,350.9	13,465.3	5,418.4	5,763.7
Profit attributable to the shareholders of HKCG				
— Gas business and property rental	3,061.8	3,224.4	1,803.6	1,963.8
— Sales of property units and property development projects	1,621.5	1,779.4	117.7	728.2
— Revaluation surplus on investment property	598.1	858.8	588.2	542.2
— Gain on disposal of assets	—	—	—	2,235.7
	5,281.4	5,862.6	2,509.5	5,469.9

For the year ended 31 December 2006, the HKCG Group recorded a turnover of approximately HK$13,465.3 million, representing an increase of 44.0% as compared with the previous year ended 31 December 2005 of approximately HK$9,350.9 million. The substantial increase in turnover for the year ended 31 December 2006 was mainly attributable to the property sales revenue of approximately HK$3,366.5 million. No property sales revenue was recorded by the HKCG Group for the year ended 31 December 2005. The profit attributable to the shareholders of HKCG for the year ended 31 December 2006 was approximately HK$5,862.6 million, representing an increase of approximately 11.0% from approximately HK$5,281.4 million reported in the previous year.

For the six months ended 30 June 2007, the HKCG Group recorded a turnover of approximately HK$5,763.7 million representing an increase of 6.4% as compared with the previous period of approximately HK$5,418.4 million. Such increase in turnover was mainly attributable to the property sales revenue of approximately HK$384.8 million. No property sales revenue was recorded by the HKCG Group for the previous period. The profit attributable to the shareholders of HKCG for the six months ended 30 June 2007 was approximately HK$5,469.9 million, representing an increase of approximately 118.0% from approximately HK$2,509.5 million reported in the previous period. Such substantial increase in profit was mainly attributable to a one-off gain of approximately HK$2,235.7 million resulting from the HKCG Group's disposal of its interests in ten piped city-gas joint ventures to Towngas China Company Limited ("Towngas China").

As at 30 June 2007, the unaudited consolidated NAV of the HKCG Group attributable to the shareholders amounted to approximately HK$25,172.6 million as compared to approximately HK$20,693.7 million as at 31 December 2006.

4. The consideration for the Transaction

a) ***Basis***

The valuation of the HKCG Interests has been determined based on the HKCG Average Closing Price of HK$18.108 and the 2,366,934,097 HKCG Shares held by the Company (as at the date of the Agreement) and amounted to approximately HK$42,860 million (the "Consideration"). We noted that the Consideration represents:

— a historic price-earnings ratio ("PER") of approximately 18.72 times the 39.06% attributable interest in the audited consolidated net profit attributable to the shareholders of HKCG for the year ended 31 December 2006 of approximately HK$5,862.6 million; and

— a price to NAV ("PBR") of approximately 4.36 times the 39.06% attributable interests in the unaudited consolidated NAV of the HKCG Group attributable to the shareholders as at 30 June 2007 of approximately HK$25,172.6 million.

The Consideration will be satisfied by:

— the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. The number of HLD Shares have been determined based on the HLD Average Closing Price of HK$61.475, with an aggregate value of such 636,891,425 HLD Shares at approximately HK$39,153 million; and

— HK$3,707 million in cash.

In assessing the fairness of the basis of the Consideration, we have taken into account the share price performance of HKCG, as well as the implied PER and PBR for the HKCG Interests as compared with the relevant listed comparable companies and the relevant comparable transactions.

Share price performance of HKCG

The HKCG Average Closing Price represents:

Share price reference	**Premium / (Discount) of the HKCG Average Closing Price over/to the closing price of HKCG Shares** %
— to the closing price of HK$18.10 per HKCG Share as quoted on the Stock Exchange on 28 September 2007, the Last Trading Day;	0.04
— to the average closing price of approximately HK$18.108 per HKCG Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day;	At par
— to the average closing price of HK$18.084 per HKCG Share as quoted on the Stock Exchange for the last 30-day period immediately up to and including the Last Trading Day;	0.13
— to the average closing price of HK$17.960 per HKCG Share as quoted on the Stock Exchange for the last 60-day period up to and including the Last Trading Day;	0.82
— to the average closing price of HK$17.496 per HKCG Share as quoted on the Stock Exchange for the last 120-day period up to and including the Last Trading Day; and	3.50
— to the closing price of HK$19.300 per HKCG Share as quoted on the Stock Exchange on the Latest Practicable Date.	(6.18)

We have reviewed the share price performance of HKCG relative to the Hang Seng Index during the 12 months preceding the date of Announcement (the "Pre-Announcement Period") and from the date of the release of the Announcement up to the Latest Practicable Date (the "Post-Announcement Period") as follows:

Price Performance of HKCG Shares relative to Hang Seng Index (HSI) performance


HKCG Shares
HKCG Average Closing Price
HSI
Closing Price (HK$)
HSI
20
18
16
14
12
10
32000
28000
24000
20000
16000
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Jun 2007
Jul 2007
Aug 2007
Sep 2007
Last Trading Day
Latest Practicable Date

During the Pre-Announcement Period, HKCG Shares generally traded below the HKCG Average Closing Price, and recorded the lowest closing price of HK$15.07 in March 2007 and the highest closing price of HK$18.10 on the Last Trading Day. The performance of the HKCG Shares was principally in line with those of the Hang Seng Index throughout the Pre-Announcement Period.

The share price of HKCG experienced an acute increase following the release of the Announcement to record at the highest closing of HK$19.88 on 4 October 2007. Thereafter, the closing price of the HKCG Shares decreased from its peak to the lowest of HK$19.30 on the Latest Practicable Date.

PER and PBR analysis on the HKCG Average Closing Price

As the principal source of revenue of HKCG is the sale and distribution of piped city-gas with its core market in Hong Kong, in assessing the fairness of the Consideration, we have to the best of our knowledge, reviewed the PER and PBR of other similar companies listed on the Main Board of the Stock Exchange (the "Utility Comparables") whose principal businesses are also engaged in the provision of other utility services with a core market focus in Hong Kong:

Name of the Utility Comparables	**Market capitalization** *(note 1)* *HK$ million*	**PER (times)** *(note 2)*	**PBR (times)** *(note 2)*
CLP Holdings Limited	129,588	13.09	2.14
Hongkong Electric Holdings Limited	86,160	12.58	1.94
HKCG (Based on the HKCG Average Closing Price) *(Note 3)*	**109,728** *(Note 4a)*	**18.72** *(Note 4b)*	**4.36** *(Note 4c)*

Notes:

1. Calculated based on the 10-day average closing prices of the Utility Comparables up to and including the Last Trading Day and the number of shares reported on the Stock Exchange's Website on the Last Trading Day.

2. Calculated based on the 10-day average closing prices of the Utility Comparables up to and including the Last Trading Day divided by the respective reported earnings and NAV per share as the case may be (based on the number of shares reported on the Stock Exchange's Website on the Last Trading Day) per the latest published financial results of the Utility Comparables available on the Latest Practicable Date.

3. The closing price of the HKCG Shares as at the Latest Practicable Date has not been used in conducting the analysis as the price of the HKCG Shares after the release of the Announcement would have been affected by the market conditions and sentiment towards the Transaction.

4. Based on a) 6,059,635,986 HKCG Shares in issue as at the Last Trading Day; b) the 39.06% attributable interest in the audited consolidated net profit attributable to the shareholders of HKCG for the year ended 31 December 2006; and c) the 39.06% attributable interest in the unaudited consolidated NAV of the HKCG Group attributable to the shareholders as at 30 June 2007.

As noted above, the implied PER and PBR of HKCG under the HKCG Average Closing Price of approximately 18.72 times and 4.36 times are higher than those of the PER and the PBR of the Utility Comparables.

We have also compared the other comparable companies listed on the Main Board of the Stock Exchange whose principal business is engaged in the distribution of gas and related business ("Gas Comparables"). Given the market capitalization of HKCG of approximately HK$109,728 million (based on the HKCG Average Closing Price), to provide a meaningful analysis, we have included those Gas Comparables with a market capitalization of above HK$5,000 million and compared their PERs and PBRs with those of HKCG as implied by the HKCG Average Closing Price as follows:

Name of the Gas Comparables	Market capitalization *(note 1)* *HK$ million*	PER (times) *(note 2)*	PBR (times) *(note 2)*
China Gas Holdings Limited ("China Gas")	10,407	50.69	4.43
Towngas China	8,763	Loss making	1.63
XinAo Gas Holdings Limited ("Xinao Gas")	13,519	32.65	4.00
Average		41.67	3.35
HKCG (Based on the HKCG Average Closing Price) *(Note 3)*	**109,728** *(Note 4a)*	**18.72** *(Note 4b)*	**4.36** *(Note 4c)*

Notes:

(1) Calculated based on the 10-day average closing prices of the Gas Comparables up to and including the Last Trading Day and the number of shares reported on the Stock Exchange's Website on the Last Trading Day.

(2) Calculated based on the 10-day average closing prices of the Gas Comparables up to and including the Last Trading Day divided by the respective reported earnings and NAV per share as the case may be (based on the number of shares reported on the Stock Exchange's Website on the Last Trading Day) per the latest published financial results of the Gas Comparables available on the Latest Practicable Date.

(3) The closing price of the HKCG Shares as at the Latest Practicable Date has not been used in conducting the analysis as the price of the HKCG Shares after the release of the Announcement would have been affected by the market conditions and sentiment towards the Transaction.

(4) Based on a) 6,059,635,986 HKCG Shares in issue as at the Last Trading Day; b) the 39.06% attributable interest in the audited consolidated net profit attributable to the shareholders of HKCG for the year ended 31 December 2006; and c) the 39.06% attributable interest in the unaudited consolidated NAV of the HKCG Group attributable to the shareholders as at 30 June 2007.

As noted from the table above, the PER of HKCG as implied under the HKCG Average Closing Price is lower than those of the Gas Comparables. We noted that the operations of the Gas Comparables are in the PRC. As the piped city-gas distribution market in Hong Kong (being the core market of HKCG) is a mature market as compared to those in the PRC, HKCG only recorded a rate of growth of approximately 5.9% in its gas revenue in FY2006 as compared to those of China Gas and Xinao Gas, which recorded a growth rate in gas revenue of approximately 160.3% and 98.8%, respectively, in their latest financial years. Notwithstanding this, the PBR of HKCG as implied under the HKCG Average Closing Price is still comparable to those of the Gas Comparables.

Comparable transaction analysis

We noted that the Gas Comparables have effected comparable transactions in the 12 months before the Last Trading Day, with details as follows:

Name of the Gas Comparables/(Date of announcement)	Particulars of business acquired/disposed	Consideration	Historic PER (times) *(Note)*	Historic PBR (times) *(Note)*
Towngas China (4 December 2006)	Acquired HKCG's interests in various piped city-gas joint venture companies in the PRC and the related shareholders' loans.	Approximately HK$3,799 million	147.0	3.98
Xinao Gas (6 November 2006)	Acquired the remaining minority interests in a non-wholly subsidiary with investment in gas pipeline infrastructure and sales of piped gas and bottled liquefied petroleum gas in Huaian city, Jiangsu Province, the PRC.	Approximately RMB27.8 million	59.5	Not available
Xinao Gas (6 November 2006)	Disposal of interests in business in relation to the manufacture of dimethy lether, which can be used as a substitute for and/or to mix with natural gas or liquefied petroleum gas.	Approximately RMB14.86 million	Not available	1.0

Note: As extracted from the relevant announcements and circulars of the Gas Comparables.

As explained above, given that all the comparable transactions were related to the acquisition and disposal of gas business and assets in the PRC, this may have been attributable to their higher acquisition PERs as compared to the PER of HKCG as implied under the HKCG Average Closing Price. We noted from the circular of Towngas China that the higher acquisition PER was attributable to the fact that the subject PRC piped city-gas joint venture companies acquired by Towngas China were at an early stage of development and the consideration was based on the future prospects of those piped gas joint ventures as well as their PBRs. Nonetheless, we noted that in terms of PBR comparison, the implied PBR of HKCG under the HKCG Average Closing Price of approximately 4.36 times compares favourably with those noted in the aforesaid comparable transactions effected by the Gas Comparables.

Views

Having taken into account the above analyses, we consider that the HKCG Average Closing Price is fair and reasonable to be used in determining the Consideration.

b) ***Payment structure***

Based on the HLD Average Closing Price, approximately 91% of the Consideration will be satisfied by the issue of 636,891,425 HLD Shares, with the remaining balance to be payable in cash. Of the distribution of the entitlement to up to 636,891,425 HLD Shares, HLD or its subsidiaries would have an entitlement of up to 432,729,036 HLD Shares (based on their holding of 2,070,473,859 HIL Shares as at the Latest Practicable Date). Such entitlement will be cancelled upon distribution to HLD and its subsidiaries and the HLD Shares relating thereto will not be allotted. Accordingly, only up to 204,162,389 HLD Shares will be allotted to the other Shareholders. The 204,162,389 HLD Shares represent approximately 10.51% of the existing issued share capital of HLD, or approximately 9.51% of the issued share capital of HLD as enlarged by the issue of such HLD Shares.

Financial information on HLD

We set out below, for information purposes, the audited financial results of the HLD Group for the three years ended 30 June 2007 as extracted from its relevant annual reports:

	For the year ended 30 June		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	5,833.3	6,773.0	8,355.9
Profit before taxation	13,699.3	17,196.0	12,671.7
Profit attributable to the shareholders of HLD	10,852.8	13,548.7	9,817.7

For the year ended 30 June 2006 ("FY2006"), HLD and its subsidiaries recorded a turnover of approximately HK$6,773.0 million representing an increase of 16.1% as compared with the previous year ended 30 June 2005 ("FY2005") of approximately HK$5,833.3 million. Property development revenue showed an increase of 43.7% over the previous year. The profit attributable to the shareholders of HLD for FY2006 was approximately HK$13,548.7 million, representing an increase of approximately 24.8% from approximately HK$10,852.8 million reported in FY2005. The increase in profit after taxation attributable to shareholders of HLD in FY2006 was partially contributed by the increase in revaluation surplus of investment properties by HK$531.5 million when compared with FY2005. The underlying profit for FY2006, excluding the unrealized revaluation surplus of investment properties (net of deferred tax), was approximately HK$5,268.2 million, representing an increase of HK$855.4 million or 19.4% as compared to FY2005.

For the year ended 30 June 2007 ("FY2007"), the HLD Group recorded a turnover of approximately HK$8,355.9 million representing an increase of 23.4% as compared with FY2006 of approximately HK$6,773.0 million. The increase in turnover for FY2007 was mainly attributable to the increase in property sales revenue. The profit attributable to the shareholders of HLD for FY2007 was approximately HK$9,817.7 million, representing a decrease of approximately 27.5% from approximately HK$13,548.7 million reported in FY2006. Such decrease in profit was mainly due to the higher revaluation surplus (net of deferred tax) of investment properties held by the Group, its associates and jointly controlled entities recognized in FY2006 for an additional amount of approximately HK$4,345.6 million when compared with FY2007. The underlying profit for FY2007, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$5,882.8 million, representing an increase of approximately HK$614.6 million or 11.7% as compared to FY2006.

As at 30 June 2007, the audited consolidated NAV attributable to the shareholders of HLD amounted to approximately HK$92,219 million, representing approximately HK$47.47 per HLD Share (based on 1,942,580,000 HLD Shares in issue). For illustrative purposes, assuming the 204,162,389 HLD Shares falling to be issued under the Share Entitlement Note were to be issued at the HLD Average Closing Price and to have been issued on 30 June 2007, in accordance with the applicable accounting standards in Hong Kong, the consolidated NAV attributable to the shareholders of HLD per HLD Share as at 30 June 2007 would have been adjusted to approximately HK$48.80 as a result of the Transaction. The actual change in the consolidated NAV per HLD Share will depend on, among other things, the share price of HLD on the date of Completion.

Relative share price performances

We noted that the estimated theoretical enhancement in value per HIL Share under the Transaction and the Proposed Distributions will vary in accordance with the share price performance of the Company, HKCG and HLD, which are affected by the market conditions, perceptions and speculative activities towards the share prices of the Company, HKCG and HLD. If the HLD Shares continue to outperform the HIL Shares and the HKCG Shares, the theoretical enhancement in the value

of each HIL Share under the Transaction will be higher and vice versa. We have assessed the respective price performances of the HIL Shares, HKCG Shares, the HLD Shares relative to the Hang Seng Index during the Pre-Announcement Period and the Post-Announcement Period as follows:

Price Performances of HLD Shares, HKCG Shares, HIL Shares relative to HSI performance


HIL Shares
HKCG Shares
HLD Shares
HSI
Relative Return (%)
70
60
50
40
30
20
10
0
-10
-20
-30
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Jun 2007
Jul 2007
Aug 2007
Sep 2007
Last Trading Day
Latest Practicable Date

We note that during the Pre-Announcement Period, the relative share price movements of HLD, the Company and HKCG were generally in line with each other and with the Hang Seng Index save for the acute decrease in the share price of the Company in early June 2007 following payment of the HK$5.00 cash dividend per HIL Share under the Previous Disposal.

Following the release of the Announcement, the respective prices of the HIL Shares and the HKCG Shares increased from HK$12.90 and HK$18.10 on the Last Trading Day to reach the highest of HK$14.40 and HK$19.88 during the Post-Announcement Period and closed at HK$14.28 and HK$19.30 on the Latest Practicable Date, respectively. The price of the HLD Shares also increased from HK$61.65 on the Last Trading Day to the highest of HK$61.95 during the Post-Announcement Period and closed at HK$61.45 on the Latest Practicable Date. We noted that the share price performances of the HIL Shares, HKCG Shares and the HLD Shares during the Post-Announcement Period were generally in line with each other and with the Hang Seng Index.

Views

Although we are not in a position to opine on the future trend of the share price performances of the Company, HKCG and HLD, and hence the theoretical enhancement in the value of each HIL Share going forward, on the basis that i) the general alignment of the historical share price performances of the three companies with each other and with the Hang Seng Index during the Pre-Announcement Period as elaborated above; and ii) there were no anomalies noted in the share

price performances of the Company, HKCG and HLD during the Pre-Announcement Period and the Post-Announcement Period, we consider the substantial part of the Consideration payable in the form of HLD Shares, which will be distributed to the Shareholders, will provide the Independent Shareholders with the flexibility to continue enjoying the prospects of HKCG indirectly through holding of the HLD Shares and to sell the HLD Shares as and when the Independent Shareholders see fit. Having considered these factors, we regard the payment structure of the Transaction to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

c) ***Share price performance of HLD***

The number of HLD Shares falling to be issued under the Share Entitlement Note to be received by the Company under the Transaction has been determined based on the HLD Average Closing Price. In assessing the fairness of the HLD Average Closing Price, we have reviewed the share price of HLD and conducted the PBR analysis with other listed comparable property companies.

The HLD Average Closing Price represents:

Share price reference	**Premium / (Discount) of the HLD Average Closing Price over/to the closing price of HLD Shares (%)**
— to the closing price of HK$61.65 per HLD Share as quoted on the Stock Exchange on 28 September 2007, the Last Trading Day;	(0.28)
— to the average closing price of approximately HK$61.475 per HLD Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day;	At par
— to the average closing price of HK$58.27 per HLD Share as quoted on the Stock Exchange for the last 30-day period immediately up to and including the Last Trading Day;	5.50
— to the average closing price of HK$55.52 per HLD Share as quoted on the Stock Exchange for the last 60-day period up to and including the Last Trading Day;	10.73
— to the average closing price of HK$54.99 per HLD Share as quoted on the Stock Exchange for the last 120-day period up to and including the Last Trading Day; and	11.79
— to the closing price of HK$61.45 per HLD Share as quoted on the Stock Exchange on the Latest Practicable Date.	0.04

The share price performance of HLD relative to the Hang Seng Index during the Pre-Announcement Period and the Post-Announcement Period is as follows:

Price Performance of HLD Shares relative to HSI performance


HLD Average Closing Price
HLD Shares
HSI
Closing Price (HK$)
65
60
55
50
45
40
32000
28000
24000
20000
16000
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Jun 2007
Jul 2007
Aug 2007
Sep 2007
Last Trading Day
Latest Practicable Date

During the Pre-Announcement Period, HLD Shares generally traded below the HLD Average Closing Price and recorded the lowest closing price of HK$41.95 as at 19 March 2007 and the highest closing price of HK$63.10 as at 14 September 2007. The performance of the HLD Shares was principally in line with the Hang Seng Index in the first half of the Pre-Announcement Period, and began to outperform the Hang Seng Index since May 2007. During the Post-Announcement Period, the closing price of the HLD Shares ranged from HK$58.65 on 4 October 2007 to HK$61.95 on 10 October 2007 and closed at HK$61.45 on the Latest Practicable Date.

PBR analysis on the HLD Average Closing Price

As the HLD Group is principally engaged in property development and investment business, whereby the earnings in each year (hence the PER) will fluctuate depending on the sales of property units and development projects in that year, we consider it more appropriate to analyse the fairness of the HLD Average Closing Price with reference to the PBR. The HLD Average Closing Price represents a PBR of approximately 1.30 times the audited consolidated NAV attributable to the shareholders of HLD per HLD Share of approximately HK$47.47 as at 30 June 2007 (based on the consolidated NAV attributable to the shareholders of HLD of approximately HK$92,219 million and 1,942,580,000 HLD Shares in issue). In assessing the fairness of the HLD Average Closing Price, as

HLD is a constituent stock of the Hang Seng Property Index, we have reviewed the PBR of the other listed property companies (the "HLD Comparables") which are also constituent stocks of the Hang Seng Property Index, details of which are as follows:

HLD Comparables	**Market capitalization HK$ million** *(Note 1)*	**PBR (times)** *(Note 2)*
Cheung Kong Holdings Limited	290,725	1.34
Hang Lung Properties Limited	138,336	2.55
Sino Land Holdings Limited	94,355	1.98
Sun Hung Kai Properties Limited	306,396	1.65
Average		1.88
HLD (Based on the HLD Average Closing Price) *(Note 3)*	**119,420**	**1.30** *(Note 4)*

Notes:

1. Calculated based on the 10-day average closing prices of the HLD Comparables up to and including the Last Trading Day and the number of shares reported on the Stock Exchange's Website on the Last Trading Day.

2. Calculated based on the 10-day average closing prices of the HLD Comparables up to and including the Last Trading Day divided by the respective NAV per share (based on the number of shares reported on the Stock Exchange's Website on the Last Trading Day) per the latest published financial results of the HLD Comparables available on the Latest Practicable Date.

3. The closing price of the HLD Shares as at the Latest Practicable Date has not been used in conducting the analysis as the price of the HLD Shares after the release of the Announcement would have been affected by the market conditions and sentiment towards the Transaction.

4. Calculated based on the HLD Average Closing Price and the audited consolidated NAV of the HLD Group attributable to the shareholders as at 30 June 2007.

As noted from the table above, the PBR of HLD as implied under the HLD Average Closing Price compares favourably with the average PBR of the HLD Comparables.

Views

Having considered the above, we regard the HLD Average Closing Price to be fair and reasonable in determining the number of HLD Shares falling to be issued under the Share Entitlement Note.

Other factor

Despite the fact that the Company will no longer have any interests in HKCG following Completion, we note that the Transaction will not result in a change in control of HKCG. Furthermore, the Executive Director of the Corporate Finance Division of the SFC has waived HLD's obligation to make a general offer for the HKCG Shares as a result of the Transaction pursuant to Note 6 to Rule 26.1 of the Takeovers Code. Notwithstanding the Transaction, since HLD, by virtue of its 67.94% controlling interest in the Company which holds the HKCG Interests, is already a controlling shareholder of HKCG, we consider it reasonable to value the HKCG Interests based on the HKCG Average Closing Price.

Overall views

Having taken into account the above, in particular:

— the share price performances of HKCG and HLD as compared to the overall market performance during the Pre-Announcement Period;

— the payment structure of substantially satisfying the Consideration by granting entitlements to the HLD Shares, enabling the Independent Shareholders to continue enjoying the prospects of HKCG indirectly thereunder and to sell the HLD Shares as and when they see fit;

— the PER and PBR of HKCG as implied under the HKCG Average Closing Price as compared with the PERs and PRBs of the Utility Comparables, Gas Comparables and the comparable transactions;

— the PBR of HLD as implied under the HLD Average Closing Price as compared with those of the HLD Comparables;

— the historical share price performances of the Company, HKCG and HLD relative to the Hang Seng Index performance during the Pre-Announcement Period and the Post-Announcement Period; and

— the fact that the Transaction will not result in a change in control of HKCG,

we are of the opinion that the Consideration, its basis of determination and the payment structure of the Transaction are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

5. **Remaining Group**

As stated in the Letter from the Board, following Completion, the Company will remain a listed company and the Remaining Group will focus on its infrastructure business in the PRC. The principal businesses of the Remaining Group are investment holding and infrastructure in the PRC, which

comprise controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang province and Maanshan City Ring Road in Maanshan City, Anhui Province. Set out below is a summary of certain financial information of the infrastructure business comprised in the audited consolidated accounts of the Company as extracted from the Letter from the Board of the Circular:

	For the year ended 30 June		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	236	136	189
Profit attributable to the Shareholders	57	51	62

The net assets of the infrastructure business attributable to the Shareholders as at 30 June 2007 were approximately HK$644 million. Based on the audited consolidated balance sheet of the Group as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares, the acquisition of the remaining interest of 35.9% in CIG subsequent to 30 June 2007 and assuming the proposed final dividend for the year ended 30 June 2007 had been paid, the total assets and net assets attributable to the Shareholders of the Remaining Group are as follows:

	After Completion Distribution (Without Share Premium Reduction)	**After Proposed Distributions (With Share Premium Reduction)**
	HK$ million	*HK$ million*
Total assets *(Note)*	7,927	4,240
Including cash of *(Note)*	6,192	2,505
Net assets attributable to the Shareholders	5,228	1,541

Note: Including cash of approximately HK$1,600 million arising from a loan granted to the Company by a fellow subsidiary which was repaid subsequent to 30 June 2007

We note that as both the toll bridge and the highway continue to benefit from the robust economic development and increased automobile ownership in the PRC, the Company intends to continue to identify additional infrastructure investment projects in the PRC following Completion.

6. **Possible financial effects**

Asset and liabilities

As stated in the unaudited pro forma consolidated balance sheet of the Remaining Group in Appendix III to the Circular, the unaudited pro forma consolidated total assets of the Remaining Group would be approximately i) HK$8,583 million after the Completion Distribution but before the Further Distribution; and ii) HK$4,896 million after the Proposed Distributions. The unaudited pro forma consolidated total liabilities of the Remaining Group would be approximately HK$2,337 million both before and after the Proposed Distributions.

Earnings

As stated in the Letter from the Board, it is estimated that, upon Completion, the Group would recognise a gain on the Transaction of approximately HK$27,872 million, representing the difference between the value of consideration (including the Share Entitlement Note and cash) based on the HLD Average Closing Price and the current carrying amount of the HKCG Interests. Such gain on disposal will be subject to changes depending on the share price movement of the HLD Shares and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

Working capital

The Board advises that having taken into account the financial resources available to the Group, including internally generated funds but without taking into account the available banking facilities, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of the Circular.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, in particular:

— the estimated theoretical enhancement in the value per HIL Share under the Transaction and the Proposed Distributions;

— the fairness of the HKCG Average Closing Price and the Consideration;

— the payment structure of substantially satisfying the Consideration by granting entitlements to the HLD Shares based on the HLD Average Closing Price, enabling the Independent Shareholders to continue enjoying the prospects of HKCG indirectly thereunder and to have the flexibility to sell the HLD Shares as and when they see fit;

— the historical share price performances of the HIL Shares, HKCG Shares and the HLD Shares relative to the Hang Seng Index performance during the Pre-Announcement Period; and

— the standalone infrastructure business nature and asset composition of the Remaining Group which facilitates a clearer valuation by the market on the future potentials of the Remaining Group,

we consider that the Transaction is under normal commercial terms, in the interests of the Company and the Shareholders as a whole and the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned. In our analyses above, we have not placed emphasis on the short term relative share price performances of the HIL Shares, the HKCG Shares and the HLD Shares since short term share price performances can be affected by a number of uncontrollable factors and market conditions. In addition, based on our observation as stated in our analyses above, the

historical share price performances of HIL, HKCG and HLD fairly aligned with each other during the Pre-Announcement Period which covers a 12 months period preceding the date of Announcement. In particular, the payment structure of the Transaction provides the Independent Shareholders with the flexibility to continue enjoying the prospects of HKCG indirectly through holding of the HLD Shares and to sell their HLD Shares as and when they see fit. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the Company's reporting accountant, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

20 October 2007

The Directors
Henderson Investment Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") of Henderson Investment Limited (the "Company") and its subsidiaries (together the "Group") set out in Sections I to IV below, for inclusion in the circular of the Company dated 20 October 2007 (the "Circular") in connection with the proposed disposal of 39.06% interest in The Hong Kong and China Gas Company Limited ("HKCG") through the disposal of the entire issued share capital and shareholder's loans of Macrostar Investment Limited and Timpani Investments Limited, wholly-owned subsidiaries of the Company whose principal business activity is investment holding in HKCG. The Financial Information comprises the consolidated balance sheets of the Group as at 30 June 2005, 2006 and 2007, the balance sheets of the Company as at 30 June 2005, 2006 and 2007, and the consolidated profit and loss accounts, the consolidated statements of changes in equity and the consolidated cash flow statements of the Group for each of the years ended 30 June 2005, 2006 and 2007 (the "Relevant Periods"), and a summary of significant accounting policies and other explanatory notes.

The Company was incorporated in Hong Kong on 12 September 1972 with limited liability under the Hong Kong Companies Ordinance.

As at the date of this report, the Company had direct and indirect interests in the principal subsidiaries as set out in note 40 of section II below. All of these companies are private companies.

The consolidated accounts of the Group for each of the years ended 30 June 2005, 2006 and 2007 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (the "Underlying Financial Statements"). The consolidated accounts of the Group for the year ended 30 June 2007 were audited by PricewaterhouseCoopers, and the consolidated accounts of the Group for each of the years ended 30 June 2005 and 2006 were audited by Deloitte Touche Tohmatsu, in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The Financial Information has been prepared based on the Underlying Financial Statements, after making such adjustments as are appropriate.

Directors' responsibility

The directors of the Company are responsible for the preparation and the true and fair presentation of the Underlying Financial Statements and the Financial Information in accordance with HKFRSs. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Underlying Financial Statements and the Financial Information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Reporting accountant's responsibility

Our responsibility is to express an opinion on the Financial Information based on our examination and to report our opinion to you. We examined the Underlying Financial Statements and carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

Opinion

In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of the Company and the Group as at 30 June 2005, 2006 and 2007 and of the Group's results and cash flows for the Relevant Periods.

(I) FINANCIAL INFORMATION

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Continuing operations:				
Turnover	5	235.5	136.4	188.7
Direct costs		(75.1)	(47.0)	(49.5)
		160.4	89.4	139.2
Other income/other gains	6	58.1	124.4	224.0
Administrative expenses		(39.9)	(43.0)	(44.6)
Profit for the year of disposal group	31	—	11.2	11.3
Amortisation of goodwill		(66.5)	—	—
Profit from operations		112.1	182.0	329.9
Finance costs	7(a)	(12.0)	(9.9)	(4.1)
Share of profits less losses of associates		1,755.6	1,798.9	3,404.2
Profit before taxation	7	1,855.7	1,971.0	3,730.0
Income tax	8	(29.6)	(12.4)	(36.0)
Profit for the year from continuing operations		1,826.1	1,958.6	3,694.0
Discontinued operations:				
Profit for the year from discontinued operations	9	1,747.3	1,736.5	1,775.2
Profit for the year	33	3,573.4	3,695.1	5,469.2
Attributable to:				
Equity shareholders of the Company				
— Continuing operations		1,761.2	1,928.0	3,626.3
— Discontinued operations		1,746.5	1,739.2	1,764.8
	12	3,507.7	3,667.2	5,391.1
Minority interests				
— Continuing operations		64.9	30.6	67.7
— Discontinued operations		0.8	(2.7)	10.4
		65.7	27.9	78.1
Profit for the year		3,573.4	3,695.1	5,469.2

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Dividends payable to equity shareholders of the Company attributable to the year	13			
Interim dividend declared during the year		366.3	396.2	396.2
Cash distribution declared during the year		—	—	15,236.6
Final dividend proposed after the balance sheet date		422.6	457.1	457.1
		788.9	853.3	16,089.9
		HK$	*HK$*	*HK$*
Earnings per share — basic and diluted	14(a)			
From continuing operations		0.63	0.67	1.19
From discontinued operations		0.62	0.61	0.58
		1.25	1.28	1.77

CONSOLIDATED BALANCE SHEETS

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Non-current assets				
Investment properties	16	5,000.7	6,058.0	—
Property, plant and equipment	17	685.7	637.7	596.6
Prepaid lease payments	18	80.6	63.3	—
Toll highway operation rights	19	561.5	171.1	178.9
Interests in associates	21	13,715.6	16,243.0	14,443.7
Other non-current assets	22	379.4	412.7	118.6
Deferred tax assets	30	—	3.2	—
		20,423.5	23,589.0	15,337.8
Current assets				
Inventories	23	288.2	309.5	—
Trade and other receivables	24	351.1	280.4	353.7
Amounts due from affiliates	25	129.4	142.4	68.0
Pledged bank deposits	27	20.2	20.2	—
Cash and cash equivalents	26	2,780.0	5,156.8	3,684.1
		3,568.9	5,909.3	4,105.8
Assets classified as held for sale	31	—	378.6	419.8
		3,568.9	6,287.9	4,525.6
Current liabilities				
Bank loans and overdrafts	27	126.9	87.8	22.7
Trade and other payables	28	281.3	281.0	186.0
Amounts due to affiliates	29	146.1	65.9	1,801.5
Current taxation		185.3	81.6	50.7
		739.6	516.3	2,060.9
Liabilities associated with assets classified as held for sale	31	—	240.3	255.4
		739.6	756.6	2,316.3
Net current assets		2,829.3	5,531.3	2,209.3
Total assets less current liabilities		23,252.8	29,120.3	17,547.1

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Non-current liabilities				
Bank loans	27	135.7	26.1	6.2
Deferred tax liabilities	30	554.7	693.9	14.2
Amount due to an affiliate	29	301.1	120.2	—
		991.5	840.2	20.4
NET ASSETS		22,261.3	28,280.1	17,526.7
Capital and reserves	33			
Share capital		563.5	609.5	609.5
Reserves		20,953.0	27,043.1	16,352.1
Total equity attributable to equity shareholders of the Company		21,516.5	27,652.6	16,961.6
Minority interests		744.8	627.5	565.1
TOTAL EQUITY		22,261.3	28,280.1	17,526.7

BALANCE SHEETS

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Non-current assets				
Investments in subsidiaries	20	2,158.0	2,158.0	1,555.7
Interests in associates	21	164.2	164.2	—
Other non-current assets		4.9	—	—
		2,327.1	2,322.2	1,555.7
Current assets				
Other receivables	24	10.0	9.7	1.5
Amounts due from affiliates	25	10,486.1	13,881.5	7,102.9
Cash and cash equivalents	26	0.2	0.3	163.9
		10,496.3	13,891.5	7,268.3
Current liabilities				
Other payables	28	5.0	5.5	19.7
Amounts due to affiliates	29	269.7	228.6	1,151.9
		274.7	234.1	1,171.6
Net current assets		10,221.6	13,657.4	6,096.7
NET ASSETS		12,548.7	15,979.6	7,652.4
Capital and reserves	33			
Share capital		563.5	609.5	609.5
Reserves		11,985.2	15,370.1	7,042.9
TOTAL EQUITY		12,548.7	15,979.6	7,652.4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Total equity at 1 July				
As previously reported:				
Attributable to:				
— Equity shareholders of the Company		18,713.2	21,516.5	27,652.6
— Minority interests		755.8	744.8	627.5
		19,469.0	22,261.3	28,280.1
Opening balance adjustment in respect of goodwill		—	118.9	—
As restated		19,469.0	22,380.2	28,280.1
Net income for the year recognised directly in equity				
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	33	—	—	115.8
Changes in fair value of available-for-sale securities	33	—	53.7	182.8
Revaluation surplus, net of deferred taxation	33	—	15.2	—
Net income for the year recognised directly in equity		—	68.9	298.6
Transfer from equity				
Impairment loss on available-for-sale securities	33	—	—	13.5
Realisation of fair value reserve on disposal of subsidiaries	33	—	—	(250.0)
		—	—	(236.5)
Net profit for the year		3,573.4	3,695.1	5,469.2
Total recognised income and expenses for the year		3,573.4	3,764.0	5,531.3

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Attributable to:				
— Equity shareholders of the Company		3,507.7	3,732.9	5,398.9
— Minority interests		65.7	31.1	132.4
		3,573.4	3,764.0	5,531.3
Dividends declared or approved during the year	33	(704.4)	(818.8)	(16,089.9)
Dividends paid to minority interests	33	(33.4)	(57.7)	(104.5)
Distribution to minority shareholders	33	—	—	(90.3)
Increase in interests in subsidiaries	33	(43.3)	(90.7)	—
Issue of shares, net of expenses	33	—	3,103.1	—
Total equity at 30 June		22,261.3	28,280.1	17,526.7

CONSOLIDATED CASH FLOW STATEMENTS

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Operating activities				
Profit before taxation				
From continuing operations		1,855.7	1,971.0	3,730.0
From discontinued operations	9(b)	1,918.7	1,909.0	1,848.6
Adjustments for:				
Interest income		(52.8)	(124.2)	(221.3)
Dividends from investments		(10.1)	(6.7)	(2.6)
Amortisation of goodwill		74.1	—	—
Discount on acquisition released to income		(6.3)	—	—
Unrealised gain on investments in securities		(26.0)	—	—
Amortisation of toll highway operation rights		34.7	15.6	10.1
Depreciation		57.7	53.1	34.1
Amortisation of prepaid lease payments		1.7	1.7	1.2
Impairment losses on:				
— goodwill arising from acquisition of additional interests in subsidiaries		—	161.8	—
— property, plant and equipment		—	4.5	—
— available-for-sale securities		—	0.3	13.5
— debtors		5.7	1.3	—
Loss on disposal/write off of property, plant and equipment		2.1	7.8	17.5
Loss on disposal of available-for-sale securities		—	—	2.0
Gain on disposal of subsidiaries and associates	9(b)	—	—	(930.0)
Write back of allowance for completed properties for sale		—	(19.5)	—
Increase in fair value of investment properties		(890.3)	(1,014.9)	(219.5)
Share of profits less losses of associates		(2,392.1)	(2,489.1)	(3,833.9)
Finance costs		13.0	10.0	4.1
Exchange difference		—	—	7.0
Operating profit before changes in working capital		585.8	481.7	460.8
(Increase)/decrease in inventories		(2.1)	(1.8)	39.9
(Increase)/decrease in trade and other receivables		(92.7)	90.0	(152.9)
Increase in trade and other payables		57.2	1.0	3.2

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Cash generated from operations		548.2	570.9	351.0
Tax paid				
— Hong Kong		(40.4)	(141.1)	(62.2)
— Outside Hong Kong		(23.7)	(14.7)	(4.5)
Interest paid		(13.0)	(10.0)	(4.1)
Net cash generated from operating activities		471.1	405.1	280.2
Investing activities				
Dividends received from associates and available-for-sale securities		938.2	901.9	907.8
Interest received		53.5	123.8	221.2
Payment for the purchase of:				
— investment properties		(0.1)	—	(92.7)
— property, plant and equipment		(22.8)	(28.4)	(52.2)
— investments in securities/available-for-sale securities		(0.4)	(1.0)	(72.5)
Payment for the acquisition of additional interests in:				
— subsidiaries		(50.9)	(252.5)	—
— associates		(23.7)	(814.6)	(32.7)
Proceeds from disposal of property, plant and equipment		0.2	0.2	0.4
Net proceeds from disposal of:				
— subsidiaries and associates		0.1	—	12,106.8
— investments in securities/available-for-sale securities		40.8	—	69.8
Redemption of held-to-maturity debt securities		—	—	11.5
Release of the pledged bank deposits		—	—	20.2
(Increase)/decrease in amounts due from investee companies		(0.1)	1.0	0.9
Decrease/(increase) in amounts due from associates		85.4	(4.1)	(6.4)
Decrease/(increase) in amounts due from minority shareholders		3.6	(9.9)	37.3
Net cash generated from/(used in) investing activities		1,023.8	(83.6)	13,119.4

	Note	2005 HK$ million	2006 HK$ million	2007 HK$ million
Financing activities				
Dividends paid to shareholders		(704.2)	(818.8)	(16,079.5)
Dividends paid to minority shareholders		(33.4)	(57.7)	(104.5)
Advance from/(repayment to) a fellow subsidiary		229.2	(180.9)	1,533.0
(Repayment to)/advance from minority shareholders		(4.0)	(8.9)	139.4
Advance from/(repayment to) associates		2.5	(1.7)	(0.8)
Distribution to minority shareholders		—	—	(90.3)
Issue of shares, net of expenses		—	3,103.1	—
New bank loans raised		—	33.6	—
Repayment of bank loans		(53.3)	(9.4)	(248.9)
Net cash (used in)/generated from financing activities		(563.2)	2,059.3	(14,851.6)
Net increase/(decrease) in cash and cash equivalents		931.7	2,380.8	(1,452.0)
Cash and cash equivalents at 1 July		1,814.5	2,746.2	5,127.0
Effect of foreign exchange rate changes		—	—	11.1
Cash and cash equivalents at 30 June	26	2,746.2	5,127.0	3,686.1

(II) NOTES TO THE FINANCIAL INFORMATION

1 General information

Henderson Investment Limited (the "Company") is incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the Company's registered office and principal place of business is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal activity of the Company is investment holding and the principal activities of its subsidiaries were property leasing and development, investment holding, infrastructure, hotel operations and provision of security guard services. On 13 June 2007, the Company (i) disposed of its entire interests in certain subsidiaries and associates; and (ii) assigned the loans due to the Company by these entities, to Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company. Further details are set out in note 9. Subsequent to the disposal, the principal activities of the Company and its subsidiaries (together referred to as the "Group") are investment holding and infrastructure.

2 Significant accounting policies

(a) *Statement of compliance*

The Financial Information has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. This Financial Information also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group and the Company. The adoption of these new developments, to the extent that they are relevant to the Group, did not have significant impact on the Group's results of operations and financial position for the current and prior accounting periods presented in the Financial Information.

Up to the date of issue of this Financial Information, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 30 June 2007 and which have not been adopted in this Financial Information.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosures in the Financial Information:

		Effective for accounting periods beginning on or after
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
HKFRS 7	Financial instruments: disclosures	1 January 2007
HKFRS 8	Operating segments	1 January 2009

In respect of new interpretations set out below, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment	1 November 2006
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions	1 March 2007
HK(IFRIC)-Int 12	Service Concession Arrangements	1 January 2008

(b) ***Basis of preparation of the Financial Information***

The Financial Information for the years ended 30 June 2005, 2006 and 2007 comprises the Group and the Group's interests in associates.

The measurement basis used in the preparation of the Financial Information is the historical cost basis except that the following assets are stated at their fair values as explained in the accounting policies set out below:

— investment properties (see note 2(g)); and

— financial instruments classified as other investments/available-for-sale securities (see note 2(f)).

Assets classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell (see note 2(w)(i)).

The preparation of Financial Information in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the Financial Information are discussed in note 3.

(c) ***Subsidiaries and minority interests***

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account.

An investment in a subsidiary is consolidated from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full on consolidation. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(n) and 2(o) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(m)). The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(d) ***Associates***

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets. The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the interests in associates recognised for the year (see notes 2(e) and 2(m)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(e) ***Goodwill***

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Prior to 1 July 2005, goodwill was amortised on a straight-line basis over a period 20 years; and assessed for an indication of impairment at each balance sheet date. With effect from 1 July 2005, the Group ceased amortisation of goodwill and goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(m)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interests in the associates.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) ***Other investments in debt and equity securities***

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Prior to 1 July 2005, investments in debt or equity securities were classified as "investment securities", "other investments" or "held-to-maturity securities" as appropriate. "Investment securities" were carried at cost less impairment losses; "other investments" were measured at fair value with changes in fair value recognised in profit or loss; and "held-to-maturity securities" were carried at amortised cost less impairment losses.

From 1 July 2005 onwards, investments in debt and equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Transaction price includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Dated debt securities that the Group has the positive ability and intention to hold to maturity are classified as held-to-maturity debt securities. Held-to-maturity debt securities are stated in the balance sheet at amortised cost less impairment losses (see note 2(m)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(m)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is re-measured, with any resultant gain or loss being recognised directly in equity, except for foreign exchange gains and losses in respect of monetary items such as debt securities which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised or impaired (see note 2(m)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) ***Investment properties***

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(t)(i).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)(i)), and the same accounting policies are applied to that interest as are applied to other investment properties held under finance leases.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an item of property, plant and equipment becomes an investment property following a change in its use, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as property revaluation reserve when it is a gain or in profit or loss when it is a loss. Upon the disposal of the item, the property revaluation reserve is transferred to retained profits.

(h) *Property, plant and equipment*

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)):

— hotel properties;

— other buildings;

— bridges; and

— other items of plant and equipment.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Leasehold land	Over the unexpired terms of the leases
Buildings	Over the unexpired terms of the respective leases or 40 years whichever is shorter
Bridges	Over the operating periods
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) *Toll highway operation rights*

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(m)).

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating periods ranging from 22 years to 25 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(j) *Leased assets*

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if it were held under a finance lease (see note 2(g)).

(ii) *Operating lease charges*

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 2(g)).

(k) ***Inventories***

Inventories are carried at the lower of their cost and net realisable value. Cost and net realisable value are determined as follows:

(i) *Completed properties for sale*

Cost is determined by apportionment of the total land and development costs for that development project, attributable to the unsold properties. Net realisable value represents the estimated selling price, based on prevailing market conditions, less costs to be incurred in selling the property.

(ii) *Retail, catering stocks and trading goods*

Cost is calculated using the weighted average cost formula and comprises all costs of purchase. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) ***Trade and other receivables***

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(m)).

(m) ***Impairment of assets***

(i) *Impairment of investments in debt and equity securities and other receivables*

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale equity securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment (other than properties carried at revalued amounts);

— toll highway operation rights;

— prepaid lease payments;

— investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(w)(i))); and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(n) ***Interest-bearing borrowings***

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) ***Trade and other payables***

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost.

(p) *Cash and cash equivalents*

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) *Employee benefits*

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.

(r) *Income tax*

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(s) ***Provisions and contingent liabilities***

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(t) ***Revenue recognition***

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(ii) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

(iii) *Toll fee income*

Toll fee income is recognised when services are provided.

(iv) *Hotel operation*

Income from hotel operation is recognised when services are provided.

(v) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vi) *Sale of goods*

Sale of goods from retail business is recognised when the customer has accepted the goods and the related risks and rewards of ownership.

(vii) *Sale of properties*

Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later.

(viii) *Provision of security guard/information technology services*

Income from provision of security guard/information technology services is recognised when services are provided.

(u) ***Translation of foreign currencies***

Items included in the Financial Information of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Financial Information is presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of an acquired foreign operation is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(v) ***Borrowing costs***

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(w) ***Non-current assets held for sale and discontinued operations***

(i) *Non-current assets held for sale*

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the Financial Information of the Group is concerned are deferred tax assets, financial assets (other than investments in subsidiaries and associates) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(ii) *Discontinued operations*

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale (see (i) above), if earlier. It also occurs when the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the profit and loss account, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

(x) ***Related parties***

For the purposes of this Financial Information, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) ***Segment reporting***

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of this Financial Information.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, and corporate and financing expenses.

3 Accounting estimates and judgements

The key sources of estimation uncertainty and critical accounting judgements in applying the Group's accounting policies are described below.

(a) ***Valuation of investment properties***

As described in note 16, investment properties are stated at fair value based on the valuation performed by an independent firm of professional valuers taking into consideration the net rental income allowing for reversionary income potential.

In determining the fair value, the valuers have based on a method of valuation which involves, inter alia, certain estimates including current market rents for similar properties in the same location and condition, appropriate discount rates and expected future market rents. In relying on the valuation report, management has exercised their judgement and are satisfied that the method of valuation is reflective of the current market conditions.

(b) *Impairment of non-current assets*

If circumstances indicate that the carrying amounts of property, plant and equipment and toll highway operation rights may not be recoverable, the assets may be considered impaired and are tested for impairment. An impairment loss is recognised when the asset's recoverable amount has declined below its carrying amount. The recoverable amount is the greater of the net selling price and value in use. In determining the recoverable amount which requires significant judgements, the Group estimates the future cash flows to be derived from continuing use and ultimate disposal of the asset and applies an appropriate discount rate to these future cash flows.

(c) *Impairment of trade receivable*

If circumstances indicate that the carrying amount of trade receivable may not be recoverable, an impairment loss may be recognised. The carrying amount of trade receivable is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. The Group estimates the future cash flows from the trade receivable with reference to the age of the trade receivable, debtors' credit-worthiness and repayment history.

4 Financial risk management

Exposure to credit, liquidity, interest rate, foreign currency and price risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) *Credit risk*

The Group's credit risk is primarily attributable to bank deposits, trade and other receivables, other non-current assets and amounts due from affiliates. The Group maintains a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings and the Group has exposure limit to any single financial institution. Given their sound credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

Trade and other receivables comprise toll income receivable, rental receivable and other trade and other receivables. In respect of toll income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing of properties, monthly rents are received in advance and sufficient rental deposits are held. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers. Regular review and follow-up actions are carried out on the overdue amounts. Ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise exposure to credit risk. Adequate impairment losses have been made for the estimated irrecoverable amounts.

In respect of the amounts due from affiliates, management monitors the recovery of the debts closely and ensure that adequate impairment losses have been made for the estimated irrecoverable amounts.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. The Group does not provide any other guarantees which expose the Group to credit risk.

(b) *Liquidity risk*

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed funding lines from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) *Interest rate risk*

The Group is exposed to interest rate risk primarily through its borrowings from banks (see note 27) and a fellow subsidiary (see note 29) which bear floating interest rates. The Group monitors closely its interest rate exposure and will consider hedging significant interest rate exposure should the need arise. During the years ended 30 June 2005, 2006 and 2007, the Group did not enter into any interest rate hedging instruments.

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet dates and the periods in which they reprice or the maturity dates, if earlier.

	2005		
	Fixed/ floating	**Effective interest rate**	**Within one year** *HK$ million*
Deposits with banks	Fixed	1.62%-3.75%	2,742.2
Cash at bank	Floating	0%-1.32%	33.5
Bank loans and overdrafts	Floating	5.7%-5.76%	262.6
Amount due to a fellow subsidiary	Floating	3.69%	301.1

	2006		
	Fixed/ floating	**Effective interest rate**	**Within one year** *HK$ million*
Deposits with banks	Fixed	1.62%-5.28%	5,113.8
Cash at bank	Floating	0%-3.1%	39.2
Bank loans and overdrafts	Floating	5.02%-7.02%	283.3
Amount due to a fellow subsidiary	Floating	4.16%	120.2

	2007		
	Fixed/ floating	**Effective interest rate**	**Within one year** *HK$ million*
Deposits with banks	Fixed	0.5%-4.37%	3,609.2
Cash at bank	Floating	0.72%-1.95%	76.8
Bank loans and overdrafts	Floating	6.33%-7.78%	28.9
Amount due to a fellow subsidiary	Floating	4.11%	1,653.2

(d) *Foreign currency risk*

The Group's primary foreign currency exposure arises from its operations in mainland China as the functional currency of these operations is Renminbi. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investments and related returns.

As a whole, the Group's core operations are not exposed to significant foreign exchange rate risk and the Group did not enter into any currency hedging instruments during the years ended 30 June 2005, 2006 and 2007.

(e) *Price risk*

The Group's other investments/available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to security price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

(f) *Fair values*

Financial assets and liabilities are carried at amounts not materially different from their fair values as at 30 June 2005, 2006 and 2007.

(g) *Estimation of fair values*

Fair value of quoted investments is based on the bid prices at the balance sheet dates without any deduction for transaction costs. For unquoted equity investments, the Group estimates the fair value by discounted cash flow technique. Estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate for a similar instrument at the balance sheet date.

5 **Turnover**

Turnover of the Group mainly represents rental income, income from infrastructure business, income from hotel operation, provision of security guard services and information technology services, sales of properties and others. Turnover recognised during the years are analysed as follows:

	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Continuing operations			
Toll fee income	235.5	136.4	188.7
Discontinued operations			
Rental income	609.8	613.8	370.1
Hotel operation	99.3	95.3	90.9
Security guard services	98.5	64.8	65.3
Information technology services	83.8	56.8	2.7
Sale of properties	1.6	3.6	38.3
Others	165.9	176.4	145.7
	1,058.9	1,010.7	713.0

6 **Other income/other gains**

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Continuing operations			
Dividend income from unlisted investments	4.7	—	—
Exchange gain, net	0.1	0.5	—
Interest income	51.5	123.4	220.1
Sundry income	1.8	0.5	3.9
	58.1	124.4	224.0
Discontinued operations			
Compensation for early termination of tenancy agreements	0.3	0.4	0.5
Dividend income from listed investments	5.4	6.7	2.6
Interest income	1.3	0.8	1.2
Sponsorship fee	1.4	1.4	0.1
Unrealised gain on investments in securities	26.0	—	—
Sundry income	5.2	5.6	2.7
	39.6	14.9	7.1

7 **Profit before taxation**

Profit before taxation in respect of continuing operations and discontinued operations is arrived at after charging/(crediting):

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
(a) **Finance costs**			
Continuing operations			
Bank loans and overdrafts	11.5	9.0	1.7
Other borrowings wholly repayable within five years	0.5	0.9	2.4
	12.0	9.9	4.1
Discontinued operations			
Other borrowings wholly repayable within five years	1.0	0.1	—

		2005	2006	2007
		HK$ million	*HK$ million*	*HK$ million*
(b)	**Staff costs (including directors' emoluments)**			
	Continuing operations			
	Contributions to defined contribution retirement plans	0.1	0.1	0.1
	Salaries, wages and other benefits	11.3	11.0	11.7
		11.4	11.1	11.8
	Discontinued operations			
	Contributions to defined contribution retirement plans	9.2	8.0	4.2
	Salaries, wages and other benefits	209.4	183.4	108.6
		218.6	191.4	112.8
(c)	**Other items**			
	Continuing operations			
	Amortisation of goodwill	66.5	—	—
	Amortisation of toll highway operation rights	34.7	15.6	10.1
	Depreciation	20.7	20.5	21.6
	Auditor's remuneration			
	— audit service	1.4	1.3	1.8
	Impairment losses on available-for-sale securities	—	0.3	13.5
	Loss on disposal/write off of property, plant and equipment	2.1	—	—
	Operating lease charges: minimum leases payments			
	— property rentals	0.2	0.7	0.9
	Discontinued operations			
	Amortisation of goodwill	7.6	—	—
	Amortisation of prepaid lease payments	1.7	1.7	1.2
	Depreciation	37.0	32.6	12.5
	Auditor's remuneration			
	— audit service	1.9	1.6	2.1
	— non-audit service	—	0.1	3.3
	Cost of sales			
	— trading inventories	125.8	125.4	45.3
	— completed properties for sale	0.5	2.8	19.4
	Impairment losses on			
	— debtors	5.7	1.3	—
	— property, plant and equipment	—	4.5	—
	Loss on disposal/write off of property, plant and equipment	—	7.8	17.5

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Operating lease charges: minimum leases payments			
— property rentals	89.9	98.0	4.8
— telecommunications network facilities	3.8	2.7	0.5
Discount on acquisition released to income	(6.3)	—	—
Rental received and receivable from investment properties less direct outgoings of: 2005: HK$104.9 million; 2006: HK$109.9 million; 2007: HK$84.6 million*	(220.5)	(224.6)	(183.3)
Other rental income less direct outgoings*	(109.3)	(100.4)	(84.5)
Write back of allowance for completed properties for sale	—	(19.5)	—

* Including contingent rental income of HK$116.7 million, HK$103.8 million and HK$3.3 million for the years ended 30 June 2005, 2006 and 2007 respectively from investment properties and other properties.

8 Income tax

(a) ***Income tax in the consolidated profit and loss accounts represents:***

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Current tax — Hong Kong Profits Tax			
Provision for the year	57.2	57.5	39.4
(Over)/under provision in respect of prior years	(3.5)	(17.5)	14.7
	53.7	40.0	54.1
Current tax — mainland China			
Provision for the year	28.1	12.1	20.8
Under provision in respect of prior years	0.4	—	—
	28.5	12.1	20.8
Deferred taxation			
Origination and reversal of temporary differences	118.8	132.8	34.5
	201.0	184.9	109.4
Attributable to:			
— Continuing operations	29.6	12.4	36.0
— Discontinued operations	171.4	172.5	73.4
	201.0	184.9	109.4

Provision for Hong Kong Profits Tax is calculated at 17.5% for the years ended 30 June 2005, 2006 and 2007 on the estimated assessable profits for the years. Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in mainland China are eligible for certain tax holidays and concessions for the years.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("PRC") (the "new CIT Law"), under which all domestic-invested enterprises and foreign-invested enterprises will be subject to a standard corporate income tax rate of 25% with effect from 1 January 2008. The new CIT Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date the Financial Information is approved and authorised for issue, detailed measures concerning these items have yet to be issued by the State Council. Consequently, the Group is not in a position to assess the impact, if any, to the carrying value of deferred tax liabilities as at 30 June 2007. The Group will continue to evaluate the impact when more detailed regulations are announced.

(b) ***Reconciliation between tax expense and accounting profit at applicable tax rates:***

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Profit before taxation from continuing and discontinued operations	3,774.4	3,880.0	5,578.6
Notional tax on profit before taxation, calculated at the Hong Kong Profits Tax rate of 17.5%	660.5	679.0	976.3
Tax effect of non-deductible expenses	41.1	30.9	26.1
Tax effect of non-taxable income	(35.7)	(47.7)	(230.8)
Tax effect of share of profits less losses of associates	(418.6)	(435.6)	(670.9)
Tax effect of current year's tax losses not recognised	8.0	14.4	12.5
Tax effect of prior year's tax losses utilised	(36.6)	(25.6)	(13.9)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(7.5)	(4.7)	(5.6)
(Over)/under provision in respect of prior years	(3.1)	(17.5)	14.7
Others	(7.1)	(8.3)	1.0
Income tax	201.0	184.9	109.4

9 **Discontinued operations**

(a) ***The Group's discontinued operations comprise the following:***

(i) Pursuant to an agreement dated 27 March 2007 entered into between the Company and HLD, the Company (i) disposed of its entire interests in certain subsidiaries and associates and (ii) assigned the loans due to the Company by these entities, to HLD at a cash consideration totalling approximately HK$12,072.6 million (the "Sale"). Further details are set out in the Company's circular dated 20 April 2007. The Sale was completed on 13 June 2007 (the "completion"), resulting in a gain on disposal of approximately HK$925.4 million.

Following the completion and commencing from 14 June 2007, the Group ceased to be interested in the businesses of property leasing, hotel operation, security guard services and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited.

(ii) On 2 December 2006, the Company entered into a sale and purchase agreement with Sunlight Real Estate Investment Trust ("Sunlight REIT") group for the sale to Sunlight REIT of the shares of a subsidiary of the Company which was engaged in property investment and the shareholders' loan owing by the subsidiary to the Company. The aggregate cash consideration is approximately HK$38.8 million, resulting in a gain on disposal of approximately HK$4.6 million.

(b) ***The results of the discontinued operations for the years ended 30 June 2005, 2006 and 2007 are as follows:***

	Note	2005 *HK$ million*	2006 *HK$ million*	2007 *HK$ million*
Turnover	5	1,058.9	1,010.7	713.0
Direct costs		(516.7)	(454.8)	(373.8)
		542.2	555.9	339.2
Other income/other gains	6	39.6	14.9	7.1
Selling and distribution costs		(55.4)	(61.2)	(23.6)
Administrative expenses		(132.2)	(143.8)	(53.3)
Amortisation of goodwill		(7.6)	—	—
Discount on acquisition released to income		6.3	—	—
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries (see note below)		—	(161.8)	—
Profit from operations before changes in fair value of investment properties		392.9	204.0	269.4
Increase in fair value of investment properties	16	890.3	1,014.9	219.5
Profit from operations after changes in fair value of investment properties		1,283.2	1,218.9	488.9
Finance costs		(1.0)	(0.1)	—
Share of profits less losses of associates		636.5	690.2	429.7
Profit before taxation	7	1,918.7	1,909.0	918.6
Income tax	8(a)	(171.4)	(172.5)	(73.4)
Profit for the year		1,747.3	1,736.5	845.2
Net gain on disposal of subsidiaries and associates		—	—	930.0
		1,747.3	1,736.5	1,775.2

Note: On 8 December 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("HCL") was privatised jointly by the Company and The Hong Kong and China Gas Company Limited, an associate of the Group. Upon the privatisation, there was an excess of the Company's total cost of acquisition over its interest in the net assets of HCL and goodwill of approximately HK$161.8 million arose. By reference to the cash flow forecast of HCL, the directors were of the opinion that the goodwill arising from the privatisation was impaired and a full provision for impairment loss was made at 30 June 2006.

(c) ***The net cash flows of the discontinued operations for the years ended 30 June 2005, 2006 and 2007 are as follows:***

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Net cash inflow from operating activities	397.7	150.3	217.3
Net cash inflow from investing activities	160.0	145.8	78.9
Net cash outflow from financing activities	(565.4)	(293.5)	(289.1)
Net cash (outflow)/inflow attributable to the discontinued operations	(7.7)	2.6	7.1

10 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2005				
	Fees	**Salaries, emoluments, other allowances and benefits**	**Retirement scheme contributions**	**Discretionary bonus**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Dr. the Hon. Lee Shau Kee	40	—	—	—	40
Lee Ka Kit	40	—	—	—	40
Colin Lam Ko Yin	40	—	—	—	40
Lee Ka Shing	40	—	—	—	40
Lee Tat Man	20	—	—	—	20
Ho Wing Fun	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Lau Chi Keung	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Donald Cheung Ping Keung#	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	50	—	—	70
Leung Hay Man	20	230	—	—	250
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	40	260	—	—	300
Wu King Cheong	20	90	—	—	110
Alex Wu Shu Chih~	20	90	—	—	110
	540	900	—	—	1,440

	2006				
	Fees	Salaries, emoluments, other allowances and benefits	Retirement scheme contributions	Discretionary bonus	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Dr. the Hon. Lee Shau Kee	60	6,291	—	—	6,351
Lee Ka Kit	60	—	—	—	60
Colin Lam Ko Yin	60	—	—	—	60
Lee Ka Shing	60	—	—	—	60
Lee Tat Man	20	—	—	—	20
Ho Wing Fun *	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Lau Chi Keung	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	—	—	—	20
Leung Hay Man	20	180	—	—	200
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	55	320	—	—	375
Wu King Cheong	20	180	—	—	200
	595	7,151	—	—	7,746

	2007				
	Fees	Salaries, emoluments, other allowances and benefits	Retirement scheme contributions	Discretionary bonus	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Dr. the Hon. Lee Shau Kee	20	8,404	—	—	8,424
Lee Ka Kit	20	—	—	—	20
Colin Lam Ko Yin	20	—	—	—	20
Lee Ka Shing	20	—	—	—	20
Lee Tat Man	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Lau Chi Keung ^	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	—	—	—	20
Leung Hay Man	20	180	—	—	200
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	20	180	—	—	200
Wu King Cheong	20	180	—	—	200
	380	9,124	—	—	9,504

\# resigned on 18 March 2005

~ passed away on 10 January 2005

* resigned upon retirement on 1 July 2006

^ resigned upon retirement on 30 June 2007

There was no arrangement under which a director has waived or agreed to waive any emoluments during the years ended 30 June 2005, 2006 and 2007.

Certain of the directors received remunerations from the Company's intermediate holding company for services provided to the Group. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion the amounts between their services to the Company's intermediate holding company and its subsidiaries.

11 Individuals with highest emoluments

The emoluments of the five individuals (excluding directors) with the highest emoluments are analysed as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Salaries, emoluments, other allowances and benefits	5.2	5.2	5.3
Retirement scheme contributions	0.2	0.1	0.1
Discretionary bonus	0.6	0.6	0.3
	6.0	5.9	5.7

Their emoluments are within the following bands:

	Number of individuals		
	2005	2006	2007
HK$Nil - HK$1,000,000	3	3	4
HK$1,000,001 - HK$1,500,000	1	1	—
HK$2,000,001 - HK$2,500,000	1	1	1
	5	5	5

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$1,293.5 million, HK$1,146.6 million and HK$7,762.7 million for the years ended 30 June 2005, 2006 and 2007 respectively which has been dealt with in the Financial Information of the Company.

13 Dividends

(a) ***Dividends payable to equity shareholders of the Company attributable to the years***

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Interim dividend declared of HK13 cents per share	366.3	396.2	396.2
Cash distribution of: 2005: HK$Nil; 2006: HK$Nil; 2007: HK$5 per share	—	—	15,236.6
Final dividend proposed after the balance sheet dates of HK15 cents per share	422.6	457.1	457.1
	788.9	853.3	16,089.9

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and upon the fulfilment of the conditions attached to the special resolution, a cash distribution of HK$5 per share, amounting to HK$15,236.6 million, was made on 13 June 2007 to the then shareholders of the Company.

The final dividend proposed after 30 June 2007 has not been recognised as a liability at 30 June 2007.

(b) ***Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the years***

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Final dividend in respect of the previous financial year, approved and paid during the year, of: 2005: HK12 cents; 2006: HK15 cents; 2007: HK15 cents per share	338.1	422.6	457.1

14 **Earnings per share**

(a) ***Earnings per share — basic and diluted***

(i) *From continuing operations*

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$1,761.2 million, HK$1,928.0 million and HK$3,626.3 million and the weighted average number of ordinary shares of 2,817,327,395, 2,858,916,436 and 3,047,327,395 in issue during the years ended 30 June 2005, 2006 and 2007 respectively.

(ii) *From discontinued operations*

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$1,746.5 million, HK$1,739.2 million and HK$1,764.8 million and the weighted average number of ordinary shares of 2,817,327,395, 2,858,916,436 and 3,047,327,395 in issue during the years ended 30 June 2005, 2006 and 2007 respectively.

(b) ***Adjusted earnings per share***

The calculation of adjusted earnings per share (excluding fair value gain of investment properties net of deferred taxation) is based on the profit attributable to equity shareholders of the Company, as adjusted below, and the weighted average number of ordinary shares of 2,817,327,395, 2,858,916,436 and 3,047,327,395 in issue during the years ended 30 June 2005, 2006 and 2007 respectively:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Profit attributable to equity shareholders of the Company	3,507.7	3,667.2	5,391.1
Effect of changes in fair value of investment properties	(890.3)	(1,014.9)	(219.5)
Effect of deferred taxation on changes in fair value of investment properties	126.6	153.1	38.4
Effect of share of changes in fair value of investment properties (net of deferred taxation) of associates	(523.6)	(739.3)	(518.4)
Adjusted earnings	2,220.4	2,066.1	4,691.6
Attributable to:			
Continuing operations	1,564.8	1,599.2	3,313.2
Discontinued operations	655.6	466.9	1,378.4
Adjusted earnings	2,220.4	2,066.1	4,691.6
	HK$	*HK$*	*HK$*
Adjusted earnings per share:			
From continuing operations	0.56	0.56	1.09
From discontinued operations	0.23	0.16	0.45
	0.79	0.72	1.54

15 **Segmental information**

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Continuing operations

Infrastructure	—	investment in infrastructure projects

Discontinued operations

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Security guard services	—	provision of security guard services
Others	—	miscellaneous business operations

2005

	Continuing operations	Discontinued operations					
	Infrastructure	Property leasing	Hotel operation	Security guard services	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Income and results							
Turnover	235.5	609.8	99.3	98.5	251.3	—	1,294.4
Other income	1.9	4.6	0.1	—	2.2	—	8.8
External income	237.4	614.4	99.4	98.5	253.5	—	1,303.2
Inter-segment income	—	26.3	—	0.1	3.5	(29.9)	—
Total income	237.4	640.7	99.4	98.6	257.0	(29.9)	1,303.2
Segment results	152.1	338.7	28.4	6.1	(10.5)		514.8
Interest income							52.8
Dividend income from investments							10.1
Unrealised gain on investments in securities							26.0
Increase in fair value of investment properties							890.3
Amortisation of goodwill							(74.1)
Discount on acquisition released to income							6.3
Unallocated expenses, net							(30.9)
Finance costs							(13.0)
Share of profits less losses of associates							2,392.1
Profit before taxation							3,774.4
Income tax							(201.0)
Profit for the year							3,573.4

2005

	Continuing operations	Discontinued operations				
	Infrastructure	Property leasing	Hotel operation	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Balance sheet						
Segment assets	1,253.6	5,255.0	279.1	22.6	409.1	7,219.4
Interests in associates						13,715.6
Amounts due from associates						42.0
Unallocated assets						3,015.4
Total consolidated assets						23,992.4
Segment liabilities	20.1	79.2	18.6	8.6	141.7	268.2
Amounts due to associates						2.5
Unallocated liabilities						1,460.4
Total consolidated liabilities						1,731.1
Other information						
Capital expenditure incurred during the year	1.6	0.1	1.9	1.1	18.2	22.9
Amortisation and depreciation	55.4	—	9.2	0.8	28.7	94.1
Impairment loss on debtors	—	1.7	(0.2)	—	4.2	5.7
Loss on disposal/write off of property, plant and equipment	2.1	—	—	—	—	2.1

2006

	Continuing operations	Discontinued operations					
	Infrastructure	Property leasing	Hotel operation	Security guard services	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Income and results							
Turnover	136.4	613.8	95.3	64.8	236.8	—	1,147.1
Other income	1.0	3.8	0.2	—	3.4	—	8.4
External income	137.4	617.6	95.5	64.8	240.2	—	1,155.5
Inter-segment income	—	19.8	—	0.5	6.1	(26.4)	—
Total income	137.4	637.4	95.5	65.3	246.3	(26.4)	1,155.5
Segment results	81.8	329.4	35.6	2.3	(173.2)		275.9
Interest income							124.2
Dividend income from listed investments							6.7
Profit for the year of disposal group							11.2
Increase in fair value of investment properties							1,014.9
Unallocated expenses, net							(32.0)
Finance costs							(10.0)
Share of profits less losses of associates							2,489.1
Profit before taxation							3,880.0
Income tax							(184.9)
Profit for the year							3,695.1

2006

	Continuing operations	Discontinued operations				
	Infrastructure	Property leasing	Hotel operation	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Balance sheet						
Segment assets	1,214.5	6,316.7	276.4	21.5	430.0	8,259.1
Interests in associates						16,243.0
Amounts due from associates						46.1
Unallocated assets						5,328.7
Total consolidated assets						29,876.9
Segment liabilities	270.5	87.0	23.0	5.5	118.7	504.7
Amounts due to associates						0.8
Unallocated liabilities						1,091.3
Total consolidated liabilities						1,596.8
Other information						
Capital expenditure incurred during the year	11.1	—	0.8	0.6	15.9	28.4
Amortisation and depreciation	36.1	—	9.6	0.6	24.1	70.4
Impairment loss on:						
— debtors	—	0.4	0.6	—	0.3	1.3
— property, plant and equipment	—	—	—	—	4.5	4.5
— goodwill arising from acquisition of additional interests in subsidiaries	—	—	—	—	161.8	161.8
Loss on disposal/write off of property, plant and equipment	—	—	—	—	7.8	7.8

2007

	Continuing operations	Discontinued operations					
	Infrastructure	Property leasing	Hotel operation	Secuerity guard services	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Income and results							
Turnover	188.7	370.1	90.9	65.3	186.7	—	901.7
Other income	3.9	2.1	0.2	—	1.0	—	7.2
External income	192.6	372.2	91.1	65.3	187.7	—	908.9
Inter-segment income	—	0.1	—	0.8	3.8	(4.7)	—
Total income	192.6	372.3	91.1	66.1	191.5	(4.7)	908.9
Segment results	130.7	240.7	29.4	1.4	5.2		407.4
Interest income							221.3
Dividend income from listed investments							2.6
Profit for the year of disposal group							11.3
Increase in fair value of investment properties							219.5
Gain on disposal of subsidiaries and associates							930.0
Unallocated expenses, net							(43.3)
Finance costs							(4.1)
Share of profits less losses of associates							3,833.9
Profit before taxation							5,578.6
Income tax							(109.4)
Profit for the year							5,469.2

2007

	Continuing operations	Discontinued operations				
	Infrastructure	Property leasing	Hotel operation	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Other information						
Capital expenditure incurred during the year	174.2	92.7	—	0.2	1.1	268.2
Amortisation and depreciation	31.7	—	8.8	0.5	4.4	45.4
Loss on disposal/write off of property, plant and equipment	—	—	—	—	17.5	17.5

No business segment analysis in respect of assets and liabilities at 30 June 2007 is presented as there was only infrastructure business segment at 30 June 2007.

Geographical segments

The Group's business is carried out in Hong Kong except for infrastructure business which is in mainland China. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Total consolidated assets and capital expenditure are based on geographical location of the assets.

	Hong Kong			Mainland China			Consolidated		
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Turnover	1,058.9	1,010.7	713.0	235.5	136.4	188.7	1,294.4	1,147.1	901.7
Other income	6.9	7.4	3.3	1.9	1.0	3.9	8.8	8.4	7.2
External income	1,065.8	1,018.1	716.3	237.4	137.4	192.6	1,303.2	1,155.5	908.9
Attributable to:									
— Continuing operations	—	—	—	237.4	137.4	192.6	237.4	137.4	192.6
— Discontinued operations	1,065.8	1,018.1	716.3	—	—	—	1,065.8	1,018.1	716.3
	1,065.8	1,018.1	716.3	237.4	137.4	192.6	1,303.2	1,155.5	908.9
Total consolidated assets	22,627.8	28,536.6	18,148.1	1,364.6	1,340.3	1,715.3	23,992.4	29,876.9	19,863.4
Capital expenditure incurred during the year	21.3	17.3	94.0	1.6	11.1	174.2	22.9	28.4	268.2

16 **Investment properties**

	THE GROUP		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Valuation			
At 1 July	4,110.3	5,000.7	6,058.0
Additions	0.1	—	92.7
Transfer from prepaid lease payments	—	16.0	—
Transfer from property, plant and equipment	—	26.4	—
Increase in fair value for the year (note 9(b))	890.3	1,014.9	219.5
Disposal of subsidiaries (note 34)	—	—	(6,370.2)
At 30 June	5,000.7	6,058.0	—

(a) ***The analysis of net book value of investment properties, which are all situated in Hong Kong, is as follows:***

	THE GROUP		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Long leases	1,369.4	1,615.9	—
Medium-term leases	3,631.3	4,442.1	—
	5,000.7	6,058.0	—

(b) The Group's investment properties were revalued as at 30 June 2005 and 2006 and 31 December 2006 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on an open market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

All properties held under operating leases that would otherwise meet the definition of investment property were classified as investment properties.

(c) At 30 June 2005 and 2006, investment properties in Hong Kong with a total carrying value of HK$455.9 million and HK$543.6 million respectively were co-owned with certain fellow subsidiaries. The carrying values represented the Group's interests in the relevant properties.

17 **Property, plant and equipment**

(a) ***The Group***

	Hotel properties	Other buildings	Bridges	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Cost					
At 1 July 2004	297.5	25.0	561.0	281.3	1,164.8
Additions	—	—	—	22.8	22.8
Disposals	—	—	(11.7)	(18.3)	(30.0)
At 30 June 2005 and 1 July 2005	297.5	25.0	549.3	285.8	1,157.6
Additions	—	—	10.5	17.9	28.4
Surplus on revaluation	—	18.4	—	—	18.4
Reclassified to investment properties	—	(30.1)	—	—	(30.1)
Transfer to assets classified as held for sale (note 31)	—	(3.8)	—	(2.0)	(5.8)
Disposals	—	—	—	(52.7)	(52.7)
At 30 June 2006 and 1 July 2006	297.5	9.5	559.8	249.0	1,115.8
Exchange adjustment	—	—	59.1	1.2	60.3
Additions	—	—	173.1	2.4	175.5
Write off of property, plant and equipment	—	—	—	(75.6)	(75.6)
Disposals					
— through disposal of subsidiaries	(297.5)	(9.5)	—	(108.6)	(415.6)
— others	—	—	—	(20.9)	(20.9)
At 30 June 2007	—	—	792.0	47.5	839.5

	Hotel properties	Other buildings	Bridges	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Accumulated depreciation and impairment loss					
At 1 July 2004	81.8	8.1	133.1	218.9	441.9
Charge for the year	7.4	0.7	19.1	30.5	57.7
Write back on disposal	—	—	(9.7)	(18.0)	(27.7)
At 30 June 2005 and 1 July 2005	89.2	8.8	142.5	231.4	471.9
Charge for the year	7.4	0.5	19.0	26.2	53.1
Reclassified to investment properties	—	(3.7)	—	—	(3.7)
Impairment loss	—	—	—	4.5	4.5
Write back on disposal	—	—	—	(44.7)	(44.7)
Elimination upon transfer to assets classified as held for sale (note 31)	—	(1.3)	—	(1.7)	(3.0)
At 30 June 2006 and 1 July 2006	96.6	4.3	161.5	215.7	478.1
Exchange adjustment	—	—	17.6	1.0	18.6
Charge for the year	7.1	0.1	20.4	6.5	34.1
Write off of property, plant and equipment	—	—	—	(58.2)	(58.2)
Write back on disposal					
— through disposal of subsidiaries	(103.7)	(4.4)	—	(101.2)	(209.3)
— others	—	—	—	(20.4)	(20.4)
At 30 June 2007	—	—	199.5	43.4	242.9
Net book value					
At 30 June 2007	—	—	592.5	4.1	596.6
At 30 June 2006	200.9	5.2	398.3	33.3	637.7
At 30 June 2005	208.3	16.2	406.8	54.4	685.7

(b) ***The analysis of net book value of the Group's properties is as follows:***

	Hotel properties			Other buildings			Bridges		
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
In Hong Kong									
— Long leases	75.7	73.1	—	—	—	—	—	—	—
— Medium-term leases	132.6	127.8	—	13.3	4.9	—	—	—	—
Outside Hong Kong									
— Long leases	—	—	—	0.4	0.3	—	—	—	—
— Medium-term leases	—	—	—	2.5	—	—	406.8	398.3	592.5
	208.3	200.9	—	16.2	5.2	—	406.8	398.3	592.5

18 **Prepaid lease payments**

	THE GROUP		
	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Leasehold land in Hong Kong:			
— Long leases	16.7	16.5	—
— Medium-term leases	65.6	48.1	—
	82.3	64.6	—
Classified as:			
— Non-current assets	80.6	63.3	—
— Current assets (included in "Trade and other receivables")	1.7	1.3	—
	82.3	64.6	—

19 **Toll highway operation rights**

	THE GROUP		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Cost			
At 1 July	789.5	789.5	231.8
Exchange adjustment	—	—	24.4
Transfer to assets classified as held for sale (note 31)	—	(557.7)	—
At 30 June	789.5	231.8	256.2
Accumulated amortisation			
At 1 July	193.3	228.0	60.7
Exchange adjustment	—	—	6.5
Amortisation for the year (note 7(c))	34.7	15.6	10.1
Elimination upon transfer to assets classified as held for sale (note 31)	—	(182.9)	—
At 30 June	228.0	60.7	77.3
Carrying amount			
At 30 June	561.5	171.1	178.9

Toll highway operation rights comprised the operation rights of Maanshan Huan Tong Highway (the "Highway") and of Zhejiang Provincial Highway #34 & #36 Fenghua Section (which were transferred to assets classified as held for sale during the year ended 30 June 2006).

On 16 December 1999, the Group was granted the operation rights of the Highway by the People's Government of Anhui Province (安徽省人民政府) for a period of 25 years. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

At 30 June 2005, 2006 and 2007, the toll highway operation rights are pledged to secure the Group's certain bank loans (see note 27).

The amortisation charge for the years is included in "direct costs" in the consolidated profit and loss accounts.

20 **Investments in subsidiaries**

	THE COMPANY		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Unlisted shares, at cost	2,158.0	2,158.0	1,555.7

As detailed in note 9, the Group disposed of its entire interests in certain subsidiaries during the year ended 30 June 2007. Details of the principal subsidiaries are set out in note 40.

21 **Interests in associates**

	THE GROUP			THE COMPANY		
	2005	**2006**	**2007**	**2005**	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Unlisted						
Shares, at cost	—	—	—	164.2	164.2	—
Share of net assets	482.8	563.8	—	—	—	—
	482.8	563.8	—	164.2	164.2	—
Listed in Hong Kong						
Investments in associates, including goodwill	13,232.8	15,679.2	14,443.7	—	—	—
	13,715.6	16,243.0	14,443.7	164.2	164.2	—
Market value of listed associates	36,845.5	39,760.4	38,493.6	—	—	—

As detailed in note 9, the Group disposed of its entire interests in certain associates during the year ended 30 June 2007. Set out below are the particulars of the associates which, in the opinion of the directors, principally affected the results and assets of the Group for the years ended 30 June 2005, 2006 and 2007. All the associates are incorporated and operate in Hong Kong unless otherwise stated.

	Percentage of issued ordinary shares held by the Group	**Principal activity**
Listed in Hong Kong		
The Hong Kong and China Gas Company Limited ("HKCG")	38.55	Production, distribution and marketing of gas and related activities in Hong Kong and gas, water and related activities in mainland China
Hong Kong Ferry (Holdings) Company Limited *	31.36	Property development and investment
Miramar Hotel and Investment Company, Limited *	44.21	Hotel operation
Unlisted		
Star Play Development Limited *	33.33	Property investment
Mandy Investment Company Limited *	50.00	Property development

* Associates disposed of during the year ended 30 June 2007

Summary financial information on associates:

	Assets	Liabilities	Equity	Revenues	Profit
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
2005	38,027.4	(11,973.0)	26,054.4	11,010.1	6,238.9
2006	45,125.9	(15,773.1)	29,352.8	12,276.8	6,393.6
2007	39,488.8	(13,763.7)	25,725.1	13,810.6	8,823.0

The above summary financial information on associates presented the results, assets and liabilities of the associates in which the Group was interested at the respective balance sheet dates.

The profit of the associates for the year ended 30 June 2007 includes a gain of HK$2,235.7 million from HKCG's disposal of interests in ten piped city-gas joint ventures to Towngas China Company Limited, formerly known as Panva Gas Holdings Limited.

22 **Other non-current assets**

	THE GROUP		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Held-to-maturity debt securities			
Listed outside Hong Kong	11.5	11.5	—
Investment securities/other investments/available-for-sale securities			
Listed in Hong Kong	200.6	255.1	—
Unlisted	29.5	29.4	8.6
	230.1	284.5	8.6
Non-current receivable	137.8	116.7	110.0
	379.4	412.7	118.6
Market value of listed securities	211.7	266.2	—

Investments in securities/available-for-sale securities

At 30 June 2005, investments in securities include investment securities of HK$7.6 million and other investments of HK$222.5 million. Investment securities are carried at cost less impairment losses. Other investments are stated at fair value with changes in fair value recognised in profit or loss, except for unlisted equity securities with carrying amount of HK$21.9 million which are stated at cost less impairment losses as their fair values cannot be measured reliably.

At 30 June 2006 and 2007, available-for-sale securities are stated at their fair values, except for unlisted equity securities with carrying amount of HK$29.4 million and HK$8.6 million respectively which are stated at cost less impairment losses as their fair values cannot be measured reliably.

Non-current receivable

Non-current receivable mainly represents the non-current portion of the balance of consideration receivable (stated at present value) in relation to the disposal of the Group's toll collection rights of certain toll bridges during the year ended 30 June 2004. At 30 June 2005, 2006 and 2007, the total balances of the consideration receivables were RMB166.6 million (equivalent to HK$155.4 million), RMB150.6 million (equivalent to HK$140.4 million) and RMB133.6 million (equivalent to HK$137.7 million) respectively which would be settled by instalments of RMB28.1 million (equivalent to HK$29.0 million) per annum for the period from 1 June 2003 to 27 October 2010 and RMB16.0 million (equivalent to HK$16.5 million) per annum for the period from 28 October 2010 to 20 July 2015. At 30 June 2005, 2006 and 2007, the current portions of HK$22.5 million, HK$23.7 million and HK$27.7 million respectively are included in "Trade and other receivables" (see note 24).

23 Inventories

	THE GROUP		
	2005	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Goods for retails, catering stocks and trading goods	29.1	33.3	—
Completed properties for sale	259.1	276.2	—
	288.2	309.5	—

24 Trade and other receivables

	THE GROUP			THE COMPANY		
	2005	**2006**	**2007**	**2005**	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Trade debtors	168.2	173.0	277.9	—	—	—
Deposits, prepayments and other receivables	160.4	83.7	48.1	10.0	9.7	1.5
Consideration receivable (note 22)	22.5	23.7	27.7	—	—	—
	351.1	280.4	353.7	10.0	9.7	1.5

The ageing analysis of trade debtors (net of impairment loss for bad and doubtful debts) of the Group as at the balance sheet dates is as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Current or less than 1 month overdue	115.0	31.2	16.9
1 to 3 months overdue	16.4	35.3	34.7
More than 3 months overdue but less than 6 months overdue	4.4	17.0	45.4
More than 6 months overdue	32.4	89.5	180.9
	168.2	173.0	277.9

25 **Amounts due from affiliates**

	THE GROUP			THE COMPANY		
	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Amounts due from subsidiaries	—	—	—	10,444.2	13,835.5	7,102.9
Amounts due from associates	42.0	46.1	2.0	41.9	46.0	—
Amounts due from investee companies	6.5	5.5	4.5	—	—	—
Amounts due from minority shareholders	80.9	90.8	61.5	—	—	—
	129.4	142.4	68.0	10,486.1	13,881.5	7,102.9

Amounts due from affiliates are unsecured, interest-free and repayable on demand except for the amounts due from an associate of HK$41.0 million and HK$45.0 million at 30 June 2005 and 2006 respectively which bear interest at prime rate plus 2%.

26 **Cash and cash equivalents**

	THE GROUP			THE COMPANY		
	2005	**2006**	**2007**	**2005**	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Deposits with banks	2,742.2	5,113.8	3,609.2	—	—	150.8
Cash at bank and in hand	37.8	43.0	74.9	0.2	0.3	13.1
Cash and cash equivalents in the balance sheets	2,780.0	5,156.8	3,684.1	0.2	0.3	163.9
Cash and cash equivalents classified as assets held for sale (note 31)	—	0.5	2.0			
Bank overdrafts (note 27)	(33.8)	(30.3)	—			
Cash and cash equivalents in the consolidated cash flow statements	2,746.2	5,127.0	3,686.1			

Included in cash and cash equivalents in the balance sheets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	THE GROUP			THE COMPANY		
	2005	**2006**	**2007**	**2005**	**2006**	**2007**
	million	*million*	*million*	*million*	*million*	*million*
United States Dollars ("USD")	USD141.2	USD146.3	USD0.1	—	—	—
Japanese Yen ("JPY")	JPY 25.0	—	JPY172.7	—	—	—

Of the cash and bank balances and pledged bank deposits at 30 June 2005 and 2006 and of the cash and bank balances at 30 June 2007, total sums being the equivalent of HK$110.8 million, HK$125.7 million and HK$75.6 million respectively were maintained in mainland China and are subject to exchange control regulations.

27 **Bank loans and overdrafts**

At 30 June 2005, 2006 and 2007, bank loans and overdrafts of the Group were repayable as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year and included in current liabilities	126.9	87.8	22.7
After 1 year and included in non-current liabilities			
— After 1 year but within 2 years	50.0	20.6	—
— After 2 years but within 5 years	85.7	5.5	6.2
	135.7	26.1	6.2
	262.6	113.9	28.9

At 30 June 2005, 2006 and 2007, the Group had the following secured and unsecured bank loans and overdrafts:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Unsecured bank overdrafts	33.8	30.3	—
Bank loans			
— Secured	228.8	55.6	28.9
— Unsecured	—	28.0	—
	228.8	83.6	28.9
	262.6	113.9	28.9

At 30 June 2007, the Group's bank loans were secured by the Group's toll highway operation rights (see note 19). At 30 June 2005 and 2006, certain of the Group's bank loans were secured by the Group's toll highway operation rights (see note 19) and pledged bank deposits of HK$20.2 million.

28 **Trade and other payables**

	THE GROUP			THE COMPANY		
	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Trade creditors	177.7	154.4	37.2	—	—	—
Rental deposits and other payables	103.6	126.6	148.8	5.0	5.5	19.7
	281.3	281.0	186.0	5.0	5.5	19.7

The ageing analysis of trade creditors of the Group as at the balance sheet dates is as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Due within 1 month or on demand	123.5	103.0	4.9
Due after 1 month but within 3 months	43.0	39.2	20.0
Due after 3 months but within 6 months	3.3	2.8	10.3
Due after 6 months	7.9	9.4	2.0
	177.7	154.4	37.2

29 **Amounts due to affiliates**

	THE GROUP			THE COMPANY		
	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Amounts due to subsidiaries	—	—	—	269.7	228.6	1,151.9
Amount due to a fellow subsidiary	—	—	1,653.2	—	—	—
Amounts due to associates	2.5	0.8	—	—	—	—
Amounts due to minority shareholders	143.6	65.1	148.3	—	—	—
Amounts due to affiliates classified as current liabilities	146.1	65.9	1,801.5	269.7	228.6	1,151.9
Amount due to a fellow subsidiary classified as non-current liability	301.1	120.2	—	—	—	—
	447.2	186.1	1,801.5	269.7	228.6	1,151.9

Amounts due to affiliates are unsecured, interest-free and repayable on demand except for the amounts due to a fellow subsidiary of HK$301.1 million, HK$120.2 million and HK$1,653.2 million at 30 June 2005, 2006 and 2007 respectively which bear interest by reference to Hong Kong Interbank Offered Rate.

30 **Deferred taxation**

(a) ***Deferred tax assets and liabilities recognised***

(i) *The Group*

The components of deferred tax (assets)/liabilities of the Group recognised in the consolidated balance sheets and the movements during the years are as follows:

Deferred taxation arising from:	Depreciation allowances in excess of related depreciation	Consideration receivable on disposal of toll collection right of toll bridges	Revaluation of investment properties	Tax losses	Others	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
At 1 July 2004	26.4	15.2	399.0	(6.6)	1.9	435.9
(Credited)/charged to profit and loss account	(1.1)	(0.6)	126.6	(6.1)	—	118.8
At 30 June 2005	25.3	14.6	525.6	(12.7)	1.9	554.7
At 1 July 2005	25.3	14.6	525.6	(12.7)	1.9	554.7
Charged to property revaluation reserve	—	—	3.2	—	—	3.2
(Credited)/charged to profit and loss account	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
At 30 June 2006	21.4	13.9	681.9	(29.5)	3.0	690.7
At 1 July 2006	21.4	13.9	681.9	(29.5)	3.0	690.7
Exchange adjustment	—	1.4	—	—	—	1.4
Charged/(credited) to profit and loss account	3.4	(1.1)	39.7	(7.5)	—	34.5
Disposal of subsidiaries	(24.8)	—	(721.6)	37.0	(3.0)	(712.4)
At 30 June 2007	—	14.2	—	—	—	14.2

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Net deferred tax asset recognised in the balance sheet	—	(3.2)	—
Net deferred tax liability recognised in the balance sheet	554.7	693.9	14.2
	554.7	690.7	14.2

(ii) *The Company*

No deferred taxation has been recognised as the Company did not have significant temporary differences as at 30 June 2005, 2006 and 2007.

(b) ***Deferred tax assets not recognised***

	THE GROUP					
	2005		2006		2007	
	Tax losses/ deductible temporary differences	**Deferred tax assets**	**Tax losses/ deductible temporary differences**	**Deferred tax assets**	**Tax losses/ deductible temporary differences**	**Deferred tax assets**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Future benefits of tax losses						
Hong Kong						
— assessed by the Inland Revenue Department	344.7	60.3	286.6	50.2	—	—
— not yet agreed by the Inland Revenue Department	843.9	147.7	810.9	141.9	—	—
Outside Hong Kong	47.8	7.2	75.0	11.2	—	—
	1,236.4	215.2	1,172.5	203.3	—	—
Deductible temporary differences	52.4	9.2	3.8	0.7	—	—
At 30 June	1,288.8	224.4	1,176.3	204.0	—	—

The Group has not recognised deferred tax assets in respect of the above unused tax losses and deductible temporary differences as it is not probable that future taxable profits will be available in the relevant tax jurisdiction and entity against which these unused tax losses and deductible temporary differences can be utilised.

Included in the unrecognised tax losses at 30 June 2005 and 2006 were amounts of HK$47.8 million and HK$75.0 million respectively which can be carried forward for up to five years from the year in which they arose; the remaining balances of HK$1,188.6 million and HK$1,097.5 million respectively do not expire under current tax legislation.

31 **Disposal group**

On 29 March 2006, the Group entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd 奉化市交通投資公司, a minority shareholder of Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a consideration of RMB70 million (approximately HK$72.2 million). As of the date of this Financial Information, the transaction has yet to be completed, pending the settlement of the entire consideration which is expected to take place by 31 December 2007.

The results of the Ningbo Subsidiaries for the years since it was classified as a disposal group are as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Revenue	—	15.6	17.8
Expenses	—	(4.4)	(6.5)
Profit for the year of disposal group	—	11.2	11.3

The assets and liabilities of the Ningbo Subsidiaries were classified as a disposal group held for sale as at 30 June 2006 and 2007. The major classes of assets and liabilities of the disposal group are as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Assets			
Property, plant and equipment	—	2.8	3.2
Toll highway operation rights	—	374.8	414.4
Debtors, deposits and prepayments	—	0.5	0.2
Bank balances and cash (note 26)	—	0.5	2.0
Assets classified as held for sale	—	378.6	419.8
Liabilities			
Accrued expenses	—	1.3	0.5
Bank loans, secured	—	169.4	—
Amount due to a minority shareholder (note)	—	69.6	254.9
Liabilities associated with assets classified as held for sale	—	240.3	255.4
Net assets classified as held for sale	—	138.3	164.4

Note: The amount is unsecured, interest free and has no fixed terms of repayment.

32 Employee retirement benefits

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. There were forfeited contributions of HK$0.2 million, HK$0.1 million and HK$Nil utilised during the years ended 30 June 2005, 2006 and 2007 respectively. There was no such balance at 30 June 2005, 2006 and 2007.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the years ended 30 June 2005, 2006 and 2007.

33 Capital and reserves

(a) *The Group*

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Property revaluation reserve	Capital reserve	Fair value reserve	Exchange reserve	Retained profits	Total	Minority interests	Total equity
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
At 1 July 2004	563.5	6,158.6	—	12.9	—	—	11,978.2	18,713.2	755.8	19,469.0
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	—	—	—	(338.1)	(338.1)	—	(338.1)
Increase in interests in subsidiaries	—	—	—	—	—	—	—	—	(43.3)	(43.3)
Profit for the year	—	—	—	—	—	—	3,507.7	3,507.7	65.7	3,573.4
Interim dividend declared in respect of the current financial year (note 13(a))	—	—	—	—	—	—	(366.3)	(366.3)	—	(366.3)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(33.4)	(33.4)
At 30 June 2005	563.5	6,158.6	—	12.9	—	—	14,781.5	21,516.5	744.8	22,261.3

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Property revaluation reserve	Capital reserve	Fair value reserve	Exchange reserve	Retained profits	Total	Minority interests	Total equity
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
At 1 July 2005										
As previously reported	563.5	6,158.6	—	12.9	—	—	14,781.5	21,516.5	744.8	22,261.3
Opening balance adjustment in respect of goodwill	—	—	—	—	—	—	118.9	118.9	—	118.9
As restated	563.5	6,158.6	—	12.9	—	—	14,900.4	21,635.4	744.8	22,380.2
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	—	—	—	(422.6)	(422.6)	—	(422.6)
Issue of shares, net of expenses	46.0	3,057.1	—	—	—	—	—	3,103.1	—	3,103.1
Revaluation surplus, net of deferred taxation	—	—	12.0	—	—	—	—	12.0	3.2	15.2
Changes in fair value of available-for-sale securities	—	—	—	—	53.7	—	—	53.7	—	53.7
Increase in interests in subsidiaries	—	—	—	—	—	—	—	—	(90.7)	(90.7)
Profit for the year	—	—	—	—	—	—	3,667.2	3,667.2	27.9	3,695.1
Interim dividend declared in respect of the current financial year (note 13(a))	—	—	—	—	—	—	(396.2)	(396.2)	—	(396.2)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(57.7)	(57.7)
At 30 June 2006	609.5	9,215.7	12.0	12.9	53.7	—	17,748.8	27,652.6	627.5	28,280.1

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Property revaluation reserve	Capital reserve	Fair value reserve	Exchange reserve	Retained profits	Total	Minority interests	Total equity
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
At 1 July 2006	609.5	9,215.7	12.0	12.9	53.7	—	17,748.8	27,652.6	627.5	28,280.1
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	—	—	—	(457.1)	(457.1)	—	(457.1)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	—	—	—	—	—	61.5	—	61.5	54.3	115.8
Reduction of share premium (note (d))	—	(5,000.0)	—	—	—	—	5,000.0	—	—	—
Transfer to retained profits on disposal of subsidiaries	—	—	(12.0)	—	—	—	12.0	—	—	—
Available-for-sale securities:										
— changes in fair value	—	—	—	—	182.8	—	—	182.8	—	182.8
— Impairment loss transfer to profit or loss	—	—	—	—	13.5	—	—	13.5	—	13.5
— transfer to profit or loss on disposal of subsidiaries	—	—	—	—	(250.0)	—	—	(250.0)	—	(250.0)
Distribution to minority shareholders	—	—	—	—	—	—	—	—	(90.3)	(90.3)
Profit for the year	—	—	—	—	—	—	5,391.1	5,391.1	78.1	5,469.2
Dividends declared in respect of the current financial year (note 13(a))										
— interim dividend	—	—	—	—	—	—	(396.2)	(396.2)	—	(396.2)
— cash distribution	—	—	—	—	—	—	(15,236.6)	(15,236.6)	—	(15,236.6)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(104.5)	(104.5)
At 30 June 2007	609.5	4,215.7	—	12.9	—	61.5	12,062.0	16,961.6	565.1	17,526.7

(b) *The Company*

	Share capital *HK$ million*	Share premium *HK$ million*	Capital reserve *HK$ million*	Retained profits *HK$ million*	Total equity *HK$ million*
At 1 July 2004	563.5	6,158.6	3.5	5,234.0	11,959.6
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	(338.1)	(338.1)
Profit for the year	—	—	—	1,293.5	1,293.5
Interim dividend declared in respect of the current financial year (note 13(a))	—	—	—	(366.3)	(366.3)
At 30 June 2005	563.5	6,158.6	3.5	5,823.1	12,548.7
At 1 July 2005	563.5	6,158.6	3.5	5,823.1	12,548.7
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	(422.6)	(422.6)
Issue of shares, net of expenses	46.0	3,057.1	—	—	3,103.1
Profit for the year	—	—	—	1,146.6	1,146.6
Interim dividend declared in respect of the current financial year (note 13(a))	—	—	—	(396.2)	(396.2)
At 30 June 2006	609.5	9,215.7	3.5	6,150.9	15,979.6
At 1 July 2006	609.5	9,215.7	3.5	6,150.9	15,979.6
Final dividend approved in respect of the previous financial year (note 13(b))	—	—	—	(457.1)	(457.1)
Reduction of share premium (note (d))	—	(5,000.0)	—	5,000.0	—
Profit for the year	—	—	—	7,762.7	7,762.7
Dividends declared in respect of the current financial year (note 13(a))					
— interim dividend	—	—	—	(396.2)	(396.2)
— cash distribution	—	—	—	(15,236.6)	(15,236.6)
At 30 June 2007	609.5	4,215.7	3.5	2,823.7	7,652.4

(c) *Share capital*

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Authorised:			
2005: 3,600,000,000; 2006: 3,600,000,000; 2007: 5,000,000,000 ordinary shares of HK$0.2 each	720.0	720.0	1,000.0
Issued and fully paid:			
2005: 2,817,327,395; 2006: 3,047,327,395; 2007: 3,047,327,395 ordinary shares of HK$0.2 each	563.5	609.5	609.5

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the Company's authorised share capital was increased from HK$600 million to HK$720 million by the creation of an additional 600,000,000 ordinary shares of HK$0.2 each, ranking pari passu in all respects with the existing ordinary shares of the Company.

Pursuant to an ordinary resolution passed at the annual general meeting held on 12 December 2006, the Company's authorised share capital was increased from HK$720 million to HK$1,000 million by the creation of an additional 1,400,000,000 ordinary shares of HK$0.2 each, ranking pari passu in all respects with the existing ordinary shares of the Company.

Pursuant to a share placement arrangement, on 18 April 2006, 230,000,000 new ordinary shares were issued for cash at a price of HK$13.55 per share to the controlling shareholder of the Company. The proceeds, net of expenses, is HK$3,103.1 million, of which HK$46.0 million was credited to the share capital and the remaining balance of HK$3,057.1 million was credited to the share premium account. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) *Reduction of share premium*

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and an order of the High Court of the Hong Kong Special Administrative Region made on 5 June 2007, an amount of HK$5,000 million then standing to the credit of the Company's share premium account was reduced on 13 June 2007, being the date of completion of the Company's disposal of certain subsidiaries and associates as set out in note 9(a), and the same amount was credited to the Company's retained profits in accordance with the provisions of the Hong Kong Companies Ordinance.

(e) *Nature and purpose of reserves*

(i) *Share premium*

The application of share premium is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii) *Property revaluation reserve*

Property revaluation reserve relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value of investment property at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) *Fair value reserve*

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policy set out in note 2(f).

(iv) *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(u).

(v) *Distributability of reserves*

At 30 June 2005, 2006 and 2007, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$5,823.1 million, HK$6,150.9 million and HK$2,823.7 million respectively. After the balance sheet date, the directors proposed a final dividend of HK15 cents per share, amounting to HK$457.1 million. This dividend has not been recognised as a liability at 30 June 2007.

34 **Disposal of subsidiaries and associates**

Details of the subsidiaries and associates disposed of (see note 9 for further details) during the years are set out below:

	Note	**2005**	**2006**	**2007**
		HK$ million	*HK$ million*	*HK$ million*
Net assets of the subsidiaries disposed of:				
Investment properties	16	—	—	6,370.2
Property, plant and equipment		—	—	206.3
Prepaid lease payments		—	—	63.3
Interests in associates		—	—	4,213.4
Other non-current assets		—	—	459.3
Deferred tax assets		—	—	5.3
Inventories		—	—	269.4
Trade and other receivables		—	—	113.3
Amounts due from affiliates		—	—	0.1
Cash and cash equivalents		—	—	4.9
Bank overdrafts		—	—	(0.3)
Trade and other payables		—	—	(168.1)
Amounts due to affiliates		—	—	(2.3)
Current taxation		—	—	(40.1)
Deferred tax liabilities		—	—	(717.7)
		—	—	10,777.0
Release of fair value reserve		—	—	(250.0)
		—	—	10,527.0
Share of net assets of the associates disposed of		—	—	654.4
Net gain on disposal of subsidiaries and associates		—	—	930.0
		—	—	12,111.4
Satisfied by:				
Cash				
— disposal of subsidiaries		—	—	11,383.6
— disposal of associates		—	—	727.8
		—	—	12,111.4
Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:				
Cash consideration received		—	—	11,383.6
Cash and cash equivalents disposed of		—	—	(4.6)
		—	—	11,379.0

35 **Capital commitments**

At the balance sheet dates, the Group had commitments not provided for in this Financial Information as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Contracted for:			
— acquisition of property, plant and equipment, and for property development and renovation expenditure	21.0	34.2	—
— system development costs	0.3	—	—
	21.3	34.2	—

36 **Contingent liabilities**

At the balance sheet dates, contingent liabilities of the Company were as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Guarantees given to banks to secure banking facilities granted to subsidiaries	33.6	30.1	—

37 **Significant lease arrangements**

At 30 June 2005 and 2006, the Group was both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) ***The Group as lessor***

The Group leased out a number of properties under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Contingent rental income was calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the properties over the fixed portion of the monthly rentals.

The total future minimum lease payments under non-cancellable operating leases were receivable as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year	313.5	345.9	—
After 1 year and within 5 years	117.9	140.5	—
	431.4	486.4	—

(b) ***The Group as lessee***

The Group leased a number of properties and telecommunication network facilities under operating leases. The leases were negotiated for terms of six months to ten years at fixed rentals, with an option to renew the lease upon the expiry of the initial lease term. None of the leases included contingent rentals.

The total future minimum lease payments under non-cancellable operating leases were payable as follows:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year	22.3	12.2	—
After 1 year and within 5 years	15.3	5.4	—
	37.6	17.6	—

38 **Material related party transactions**

In addition to the transactions disclosed elsewhere in this Financial Information, the Group entered into the following material related party transactions.

(a) ***Transactions with related parties***

During the years, the Group entered into the following material transactions with related parties:

	Fellow subsidiaries			Associates		
	2005	2006	2007	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Continuing operations						
Interest expense	0.5	0.8	2.4	—	—	—
Interest income	—	—	—	2.8	4.0	4.4
Discontinued operations						
Accountancy fee paid	2.9	—	—	—	—	—
Agency commission paid	10.5	1.2	2.1	—	—	—
Building management fee paid	34.2	6.1	5.3	—	—	—
Maintenance fee paid	—	15.6	15.5	—	—	—
Rental expense	85.1	93.8	—	2.2	1.1	1.4
Cleaning service income	7.0	0.9	0.8	—	0.1	—
Hotel management income	—	—	1.0	—	—	—
Rental income	11.3	5.1	3.7	—	—	—
Security guard services income	29.9	—	—	—	—	—

(b) ***Key management personnel remuneration***

Remuneration for key management personnel of the Group is set out in note 10.

39 **Parent and ultimate controlling party**

The directors consider that the Company's parent and ultimate controlling party are Kingslee S.A. (a private limited liability company incorporated in the Republic of Panama) and Henderson Development Limited (a private limited liability company incorporated in Hong Kong) respectively. These entities do not produce accounts available for public use.

The parent of Kingslee S.A. is HLD, a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. HLD produces accounts, including those of the Group, which are available for public use.

40 **List of principal subsidiaries**

Set out below are the particulars of the subsidiaries of the Company which, in the opinion of the directors, principally affected the results and assets of the Group. All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries has debt securities in issue at the balance sheet dates.

(a) ***Principal subsidiaries during the years ended 30 June 2005, 2006 and 2007***

		Particulars of issued share capital		Percentage of effective interest attributable to the Company	
Principal activity		**Number of ordinary shares**	**Par value** *HK$*	**Directly**	**Indirectly**
A	*Investment holding*				
	China Investment Group Limited	300,000	1,000	—	64.06
	Disralei Investment Limited	2	1	—	100
		*1,000	1	—	100
	Henderson Cyber Limited (Incorporated in Cayman Islands)	4,235,913,616	0.1	—	100
	Henderton Profits Limited (Incorporated in the British Virgin Islands)	1	US$1	—	64.06
	Luxrich Limited (Incorporated in the British Virgin Islands)	10	US$1	80	12.81
	Macrostar Investment Limited	2	1	100	—
	Medley Investment Limited	2	1	—	100
		*2	100	—	100
	Nation Team Development Limited	2	1	—	92.81
	Prominence Development Limited (Incorporated in the British Virgin Islands)	3,692,100	US$1	—	64.06
	Timpani Investments Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
	Uniland Development Limited	2	1	100	—
	Vigorous Developments Limited (Incorporated in the British Virgin Islands)	10,000	US$1	—	44.84
B	*Finance*				
	Henderson Investment Credit (2004) Limited	2	1	100	—
	St. Helena Holdings Co. Limited (Incorporated in the British Virgin Islands)	3	US$1	100	—

			Percentage of effective interest attributable to the Company	
	Note	Contributed capital	Directly	Indirectly
C *Infrastructure*				
Hangzhou Henderson Qianjiang Third Bridge Company, Limited	(i), (iii)	RMB200,000,000	—	55.69
Maanshan Huan Tong Highway Development Limited	(ii), (iii)	RMB99,450,000	—	31.39
Tianjin Wanqiao Project Development Company Limited	(ii), (iii)	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	(ii), (iii)	RMB23,680,000	—	44.84
Ningbo Rayter Highway Development Company Limited	(ii), (iii), (iv)	RMB96,000,000	—	24.89
Ningbo Wise Link Highway Development Company Limited	(ii), (iii), (iv)	RMB56,000,000	—	24.89
Ningbo Nickwell Highway Development Company Limited	(ii), (iii), (iv)	RMB88,000,000	—	24.89

(i) The company is registered as Sino-foreign equity joint venture enterprise and operates in mainland China.

(ii) These companies are registered as Sino-foreign co-operative joint venture enterprises and operate in mainland China. The Group can exercise control over these entities.

(iii) The percentage of the profit sharing by the subsidiaries is as follows:

Hangzhou Henderson Qianjiang Third Bridge Company, Limited	—	60%
Maanshan Huan Tong Highway Development Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Tianjin Wanqiao Project Development Company Limited	—	70%
Tianjin Jinning Roads Bridges Construction Development Company Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Ningbo Rayter Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%
Ningbo Wise Link Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%
Ningbo Nickwell Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%

(iv) These companies were classified as a disposal group at 30 June 2006 and 2007 (see note 31).

(b) ***Principal subsidiaries during the years ended 30 June 2005 and 2006 which were disposed of during the year ended 30 June 2007***

		Particulars of issued share capital		Percentage of effective interest attributable to the Company	
Principal activity		Number of ordinary shares	Par value *HK$*	Directly	Indirectly
A	*Property development*				
	Alpenhon Limited	2	1	100	—
	Bottcher Investment Limited	20,000	100	100	—
	Couraud Investment Limited	200	100	100	—
	Dashtrend Investment Limited	2	1	100	—
	Desormiere Investment Limited	20,000	100	100	—
	Fournet Investment Limited	10,000	100	100	—
	Full Gain Investment Limited	2	1	100	—
	Gesund Investment Company Limited	2	100	100	—
	Juliyam Limited	2	1	100	—
	Racine Investment Limited	4	100	50	25
	Saxophon Limited	3,000,000	1	100	—
	Star Flight Company Limited	2	1	100	—
	Vignette Investment Limited	2	1	100	—
B	*Property investment*				
	Bour Investment Limited	2	100	100	—
		*1,000	100	100	—
	Century Nice Development Limited	2	1	100	—
	Dekker Investment Limited	2	1	100	—
		*2	1	100	—
	Dillinger Investment Limited	2	1	100	—
		*2	1	100	—
	Easefine Development Limited	2	1	100	—
	Easeluck Development Limited	2	1	100	—
	Faith Limited	2	1	—	100
	Fordwise Development Limited	1,000	1	100	—
	Golden Dragon Development Company. Limited	12,200	100	100	—
	Hung Shun Investment Company Limited	20,000	100	100	—
	Isherwood Investment Limited	2	1	100	—
	Jekyll Investment Limited	2	1	100	—
	Mingsway Limited#	2	1	—	100
	Quentin Investment Limited	10,000	1	100	—
	Union Fortune Development Limited	10,000	1	—	100
	Vansittart Investment Limited	2	1	100	—
	Victory City Enterprises Limited#	2	1	—	100

Principal activity	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of effective interest attributable to the Company: Directly	Indirectly
C *Finance*				
Henderson Cyber Finance Limited#	2	1	—	100
D *Investment holding*				
Ace Winner Development Limited	2	1	100	—
Aynbury Investments Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Citistore (China) Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
Data Tower Holdings Limited# (Incorporated in the British Virgin Islands)	2	US$1	—	100
Dowell Limited# (Incorporated in the British Virgin Islands)	1	US$1	—	100
Evas International Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Felix Technology Limited (Incorporated in the British Virgin Islands)	1	US$1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
Hansom Technology Limited# (Incorporated in the British Virgin Islands)	1	US$1	—	100
Higgins Holdings Limited (Incorporated in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Konet Investment Limited# (Incorporated in the British Virgin Islands)	2	US$1	—	100
Laidstone Investments Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Max-mercan Investment Limited	2	10	100	—
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100

Principal activity	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of effective interest attributable to the Company: Directly	Indirectly
Multiglade Holdings Limited (Incorporated in the British Virgin Islands)	1	US$1	—	100
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Pataca Enterprises Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Podar Limited (Incorporated in the British Virgin Islands)	1	US$1	100	—
Puretech Investment Limited	2	1	—	100
Rejoice Investments Limited (Incorporated in the British Virgin)	1	US$1	100	—
Rena Limited# (Incorporated in the British Virgin Islands)	1	US$1	—	100
Shiu Kien Development Company Limited	1,500	1	100	—
	*150,000	100	100	—
Superweb Limited# (Incorporated in the British Virgin Islands)	1	US$1	—	100
Threadwell Limited (Incorporated in the British Virgin Islands)	1	US$1	—	100
Topgoal Limited (Incorporated in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
E *Property management*				
Goodwill Investment Property Management Limited	2	1	100	—
F *Management and agency services*				
Henderson Investment Property Agency Limited	12,000	1	—	100
G *Department store operation*				
Citistore Limited	2	1	—	100
H *Hotel management*				
Henderson Hotel Management Limited	2	1	100	—

Principal activity		Particulars of issued share capital		Percentage of effective interest attributable to the Company	
		Number of ordinary shares	Par value	Directly	Indirectly
			HK$		
I	*Hotel operation*				
	Newton Hotel Hong Kong Limited	2	1	100	—
	Newton Hotel Kowloon Limited	2	1	100	—
J	*Cleaning and security guard service*				
	Elegant Cleaning Services Company Limited	2	1	—	100
	Megastrength Security Services Company Limited	10,000	1	—	100
		^400	1	—	25
K	*Information technology*				
	Henderson Data Centre Limited#	2	1	—	100
	iCare.com Limited#	2	1	—	100

* Non-voting deferred shares

^ Preference shares

The percentage of shares held indirectly by the Company in these subsidiaries at 30 June 2005 and 2006 was 66.67% and 78.69% respectively.

(III) EVENTS AFTER THE BALANCE SHEET DATE

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145.02 million. The transaction was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of HKCG at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$544.5 million. Since then, the Company was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) On 2 October 2007, the Company as vendor and HLD as purchaser entered into a conditional agreement (the "Agreement") pursuant to which HLD and its subsidiaries (the "HLD Group") will acquire the Group's entire interest in HKCG (representing 2,366,934,097 shares of HKCG or approximately 39.06% of its total issued share capital) through the acquisition of the Company's interests in two wholly-owned investment holding subsidiaries, namely Macrostar Investment Limited and Timpani Investments Limited, (together referred to as the "Sale Companies") and the shareholder's loans owing by the Sale Companies and their subsidiaries, if any (the "Transaction"). The consideration of the Transaction is approximately HK$42,860 million which is based on the average closing price of HKCG for the 10 trading days immediately preceding 2 October 2007 of HK$18.108, and comprises (i) the issue to the Company of the share entitlement note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 shares of HLD ; and (ii) HK$3,707 million in cash. Based on the average closing price of HLD for the 10 trading days immediately preceding 2 October 2007 of HK$61.475, the aggregate value of the 636,891,425 shares of HLD is approximately HK$39,153 million.

The directors of the Company also propose to recommend for approval by the shareholders (i) the reduction of the Company's share premium account by approximately HK$4,216 million ("Share Premium Reduction"); and (ii) the distribution by the Company to its shareholders of (a) an entitlement to 0.209 share of HLD under the share entitlement note as referred to above for each issued share of the Company upon completion of the Disposal; and (b) HK$1.21 in cash for each issued share of the Company if the Share Premium Reduction becomes unconditional.

The revenue and expenses, assets and liabilities, and cash flows of the Sale Companies are set out as follows:

(i) Revenue and expenses comprised in the Financial Information attributable to the Sale Companies and their subsidiaries:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Share of profit of associate	1,696.6	1,798.4	3,404.2
Profit for the year	1,696.6	1,798.4	3,404.2

(ii) Assets and liabilities comprised in the Financial Information attributable to the Sale Companies and their subsidiaries:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Non-current asset — interest in associate	9,815.4	11,693.0	14,443.7
Total asset	9,815.4	11,693.0	14,443.7
Current liability — other payable *(Note)*	—	—	(56.5)
Total liability	—	—	(56.5)
	9,815.4	11,693.0	14,387.2

Note: The balance as at 30 June 2007 represents consideration payable for acquisition of shares of HKCG which has been subsequently settled through the shareholder's loans due by the Sale Companies to the Company.

(iii) Cash flows comprised in the Financial Information attributable to the Sale Companies and their subsidiaries:

	2005	2006	2007
	HK$ million	*HK$ million*	*HK$ million*
Net cash generated from operating activities	—	—	—
Net cash generated from investing activities *(Note)*	725.4	736.0	741.8
Net cash used in financing activities *(Note)*	(725.4)	(736.0)	(741.8)
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at 1 July	—	—	—
Cash and cash equivalents at 30 June	—	—	—

Note: Net cash generated from investing activities represented dividend income from HKCG which was distributed to the company when received.

(IV) SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for the Company and its subsidiaries in respect of any period subsequent to 30 June 2007 and up to the date of this report.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

INDEBTEDNESS

At the close of business on 31 August 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$628.0 million, comprising bank borrowings of approximately HK$28.9 million, amounts due to minority shareholders of approximately HK$401.2 million and amount due to a fellow subsidiary of HK$197.9 million. The Group's bank borrowings of approximately HK$28.9 million were secured by toll highway operating rights of the Group with net book value of HK$177.5 million.

Save as aforesaid and apart from intra-group liabilities, the Group did not have any debt securities, any other outstanding loan capital, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or other similar indebtedness, debentures, mortgages, charges, loans acceptance credits, hire purchase commitments, guarantees or other material contingent liabilities at the close of business as at 31 August 2007.

WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds but without taking into account the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Review of Results

The principal businesses of the Remaining Group are investment holding and infrastructure in the PRC. The Remaining Group's infrastructure business in the PRC comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang Province and Maanshan City Ring Road in Anhui Province. Further details regarding the Hangzhou Qianjiang Third Bridge and the Maanshan City Ring Road are disclosed in the section headed "Remaining Group" in the letter from the Board as set out on pages 6 to 27 of this circular.

During the financial year ended 30 June 2007 and based on the unaudited pro forma consolidated profit and loss account as set out in Appendix III to this circular, the turnover of the Remaining Group from continuing operations amounted to approximately HK$189 million which were derived from the toll fee income generated by the Remaining Group's infrastructure business in the PRC. The Remaining Group recorded profit attributable to the Shareholders from continuing operations (excluding the gain on disposal from the Transaction) of approximately HK$222 million.

Financial Resources, Liquidity and Capital Structure

Based on the unaudited pro forma consolidated balance sheet in Appendix III to this circular, upon Completion and assuming the Share Premium Reduction had become unconditional on 30 June 2007, the Remaining Group would have received cash consideration of approximately HK$3,707 million from HLD, and the Remaining Group would also have made a cash distribution of approximately HK$3,687 million to the Shareholders. Taking into account the Remaining Group's bank borrowings of approximately HK$29 million as at 30 June 2007, the Remaining Group would be in a net cash position of approximately HK$3,131 million as at 30 June 2007.

Alternatively, upon Completion and assuming the Share Premium Reduction had not become unconditional on 30 June 2007, the Remaining Group would have received cash consideration of approximately HK$3,707 million from HLD but the Remaining Group would not have made any cash distribution to the Shareholders. Taking into account the Remaining Group's bank borrowings of approximately HK$29 million as at 30 June 2007, the Remaining Group would be in a net cash position of approximately HK$6,818 million as at 30 June 2007.

As at 30 June 2007, approximately HK$23 million of the Remaining Group's bank borrowings were repayable within one year and the remaining balance of HK$6 million was repayable after two years but within five years. Calculated on the basis of total net bank borrowings as a ratio of the total equity as at 30 June 2007, the Remaining Group's gearing ratio was nil as at 30 June 2007 as the Remaining Group had a net cash position.

Treasury and Financial Management

The Remaining Group's treasury and financial management activities are centrally managed at the corporate level. As at 30 June 2007, the Remaining Group's bank borrowings of HK$29 million were denominated in Renminbi to finance its infrastructure business in the PRC, and such bank borrowings bear floating interest rates. During the financial year ended 30 June 2007, the Remaining Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Remaining Group closely monitors its interest rate and foreign exchange exposures and will consider hedging these exposures should the need arise. Apart from the foregoing, the Remaining Group did not have any material exposures to interest rate or foreign exchange rates as at 30 June 2007.

Pledge on Assets

Assets of the Remaining Group had not been charged to any third parties as at 30 June 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Remaining Group engaged in infrastructural projects in the PRC were secured by the Remaining Group's toll highway operation rights in relation to the Maanshan City Ring Road in Anhui Province. The project financing facilities comprise three term loans with fixed repayment schedules, bear floating interest rates and will expire upon the full repayment of the outstanding balances.

Material acquisitions and disposals

The Remaining Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the financial year ended 30 June 2007.

Future Plans for Material Investments or Capital Assets

The Remaining Group's infrastructure assets, being the Hangzhou Qianjiang Third Bridge and the Maanshan City Ring Road, continue to benefit from the robust economic development and increased automobile ownership in the PRC. The Remaining Group intends to identify additional infrastructure investment projects in the PRC.

Capital commitment

As at 30 June 2007, the Remaining Group did not have any capital commitments.

Contingent Liabilities

As at 30 June 2007, the Remaining Group did not have any contingent liabilities.

Employees and Remuneration Policy

As at 30 June 2007, the Remaining Group had approximately 330 full-time employees. Total staff costs for the Remaining Group attributable to the continuing operations during the financial year ended 30 June 2007 amounted to HK$11.8 million. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and educational subsidies.

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING GROUP

The accompanying unaudited pro forma financial information on the Remaining Group has been prepared in accordance with rule 4.29 of the Listing Rules and on the basis of the notes set out below for the purposes of illustrating the effects of the Transaction, the Completion Distribution and Further Distribution (collectively referred to as the "Disposal") as if the completion of the Disposal had taken place on 30 June 2007 for the unaudited pro forma consolidated balance sheet and on 1 July 2006, for the unaudited pro forma consolidated profit and loss account and the unaudited pro forma consolidated cash flow statement.

The unaudited pro forma consolidated balance sheet, unaudited pro forma consolidated profit and loss account and unaudited pro forma consolidated cash flow statement of the Remaining Group are prepared based upon the Group's audited consolidated balance sheet as at 30 June 2007, the audited consolidated profit and loss account and audited consolidated cash flow statement for the year ended 30 June 2007, respectively, which have been extracted from the accountant's report of the Group set out in Appendix I to this circular, after making pro forma adjustments relating to the Disposal as described below.

The unaudited pro forma financial information on the Remaining Group has been prepared based on a number of assumptions, estimates and uncertainties and is for illustrative purposes only. In view of the foregoing and its hypothetical nature, it does not purport to describe the actual financial position, results and cash flows of the Remaining Group that would have been attained had the Disposal been completed on 30 June 2007 and 1 July 2006 respectively. It also does not purport to predict the future financial position, results and cash flows of the Remaining Group.

The unaudited pro forma financial information of the Remaining Group should be read in conjunction with the historical financial information of the Group set out in the accountant's report of the Group in Appendix I to this circular and other financial information included elsewhere in this circular.

Unaudited pro forma consolidated balance sheet
(HK$ million)

	The Group's audited consolidated balance sheet at 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated balance sheet of the Remaining Group before the Proposed Distributions	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Completion Distribution	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Proposed Distributions
		Note (a)	*Note (b)*	*Note (c)*		*Note (d)*		*Note (e)*	
Non-current assets									
Property, plant and equipment	596.6				596.6		596.6		596.6
Toll highway operation rights	178.9				178.9		178.9		178.9
Interests in associates	14,443.7	544.5	(14,988.2)		—		—		—
Other non-current assets	118.6				118.6		118.6		118.6
	15,337.8				894.1		894.1		894.1
Current assets									
Share Entitlement Note	—			39,152.9	39,152.9	(39,152.9)	—		—
Trade and other receivables	353.7				353.7		353.7		353.7
Amounts due from affiliates	68.0				68.0		68.0		68.0
Cash and cash equivalents	3,684.1	(544.5)		3,707.5	6,847.1		6,847.1	(3,687.3)	3,159.8
	4,105.8				46,421.7		7,268.8		3,581.5
Assets classified as held for sale	419.8				419.8		419.8		419.8
	4,525.6				46,841.5		7,688.6		4,001.3
Current liabilities									
Bank loans and overdrafts	22.7				22.7		22.7		22.7
Trade and other payables	186.0				186.0		186.0		186.0
Amounts due to affiliates	1,801.5				1,801.5		1,801.5		1,801.5
Current taxation	50.7				50.7		50.7		50.7
	2,060.9				2,060.9		2,060.9		2,060.9
Liabilities associated with assets classified as held for sale	255.4				255.4		255.4		255.4
	2,316.3				2,316.3		2,316.3		2,316.3

	The Group's audited consolidated balance sheet at 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated balance sheet of the Remaining Group before the Proposed Distributions	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Completion Distribution	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Proposed Distributions
		Note (a)	*Note (b)*	*Note (c)*		*Note (d)*		*Note (e)*	
Net current assets	2,209.3				44,525.2		5,372.3		1,685.0
Total assets less current liabilities	17,547.1				45,419.3		6,266.4		2,579.1
Non-current liabilities									
Bank loans	6.2				6.2		6.2		6.2
Deferred tax liabilities	14.2				14.2		14.2		14.2
	20.4				20.4		20.4		20.4
NET ASSETS	17,526.7				45,398.9		6,246.0		2,558.7
Capital and reserves									
Share capital	609.5				609.5		609.5		609.5
Reserves	16,352.1		(14,988.2)	42,860.4	44,224.3	(39,152.9)	5,071.4	(3,687.3)	1,384.1
Total equity attributable to equity shareholders of the Company	16,961.6				44,833.8		5,680.9		1,993.6
Minority interests	565.1				565.1		565.1		565.1
TOTAL EQUITY	17,526.7				45,398.9		6,246.0		2,558.7

Unaudited pro forma consolidated profit and loss account
(HK$ million)

	The Group's audited consolidated profit and loss account for the year ended 30 June 2007	Pro forma adjustments		Unaudited pro forma consolidated profit and loss account of the Remaining Group
		Note (f)	*Note (g)*	
Continuing operations:				
Turnover	188.7			188.7
Direct costs	(49.5)			(49.5)
	139.2			139.2
Other income/other gains	224.0			224.0
Administrative expenses	(44.6)			(44.6)
Profit for the year of disposal group	11.3			11.3
Profit from operations	329.9			329.9
Finance costs	(4.1)			(4.1)
Share of profits less losses of associates	3,404.2	(3,404.2)		—
Gain on disposal of the Sale Companies	—		30,534.6	30,534.6
Profit before taxation	3,730.0			30,860.4
Income tax	(36.0)			(36.0)
Profit for the year from continuing operations	3,694.0			30,824.4
Discontinued operations:				
Profit for the year from discontinued operations	1,775.2			1,775.2
Profit for the year	5,469.2			32,599.6

	The Group's audited consolidated profit and loss account for the year ended 30 June 2007	Pro forma adjustments		Unaudited pro forma consolidated profit and loss account of the Remaining Group
		Note (f)	*Note (g)*	
Attributable to:				
Equity shareholders of the Company				
- Continuing operations	3,626.3	(3,404.2)	30,534.6	30,756.7
- Discontinued operations	1,764.8			1,764.8
	5,391.1			32,521.5
Minority interests				
- Continuing operations	67.7			67.7
- Discontinued operations	10.4			10.4
	78.1			78.1
Profit for the year	5,469.2			32,599.6

Unaudited pro forma consolidated cash flow statement
(HK$ million)

	The Group's audited consolidated cash flow statement for the year ended 30 June 2007	Pro forma adjustments Note (h)	Note (a)	Note (i)	Unaudited pro forma consolidated cash flow statement of the Remaining Group before the Proposed Distributions	Pro forma adjustment Note (j)	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Proposed Distributions
Operating activities							
Profit before taxation							
From continuing operations	3,730.0	(3,404.2)		30,534.6	30,860.4		30,860.4
From discontinued operations	1,848.6				1,848.6		1,848.6
Adjustments for:							
Interest income	(221.3)				(221.3)		(221.3)
Dividends from investments	(2.6)				(2.6)		(2.6)
Amortisation of toll highway operation rights	10.1				10.1		10.1
Depreciation	34.1				34.1		34.1
Amortisation of prepaid lease payments	1.2				1.2		1.2
Impairment loss on available-for-sale securities	13.5				13.5		13.5
Loss on disposal/write off of property, plant and equipment	17.5				17.5		17.5
Loss on disposal of available-for-sale securities	2.0				2.0		2.0
Gain on disposal of subsidiaries and associates/Sale Companies	(930.0)			(30,534.6)	(31,464.6)		(31,464.6)
Increase in fair value of investment properties	(219.5)				(219.5)		(219.5)
Share of profits less losses of associates	(3,833.9)	3,404.2			(429.7)		(429.7)
Finance costs	4.1				4.1		4.1
Exchange difference	7.0				7.0		7.0
Operating profit before changes in working capital	460.8				460.8		460.8
Decrease in inventories	39.9				39.9		39.9
Increase in trade and other receivables	(152.9)				(152.9)		(152.9)
Increase in trade and other payables	3.2				3.2		3.2
Cash generated from operations	351.0				351.0		351.0
Tax paid							
- Hong Kong	(62.2)				(62.2)		(62.2)
- Outside Hong Kong	(4.5)				(4.5)		(4.5)
Interest paid	(4.1)				(4.1)		(4.1)
Net cash generated from operating activities	280.2				280.2		280.2

	The Group's audited consolidated cash flow statement for the year ended 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated cash flow statement of the Remaining Group before the Proposed Distributions	Pro forma adjustment	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Proposed Distributions
		Note (h)	*Note (a)*	*Note (i)*		*Note (j)*	
Investing activities							
Dividends received from associates and available-for-sale securities	907.8	(741.8)			166.0		166.0
Interest received	221.2				221.2		221.2
Payment for the purchase of:							
- investment properties	(92.7)				(92.7)		(92.7)
- property, plant and equipment	(52.2)				(52.2)		(52.2)
- available-for-sale securities	(72.5)				(72.5)		(72.5)
Payment for the acquisition of additional interests in associates	(32.7)		(544.5)		(577.2)		(577.2)
Proceeds from disposal of property, plant and equipment	0.4				0.4		0.4
Net proceeds from disposal of:							
- subsidiaries and associates/Sale Companies	12,106.8			3,707.5	15,814.3		15,814.3
- available-for-sale securities	69.8				69.8		69.8
Redemption of held-to-maturity debt securities	11.5				11.5		11.5
Release of the pledged bank deposits	20.2				20.2		20.2
Decrease in amounts due from investee companies	0.9				0.9		0.9
Increase in amounts due from associates	(6.4)				(6.4)		(6.4)
Decrease in amounts due from minority shareholders	37.3				37.3		37.3
Net cash generated from investing activities	13,119.4				15,540.6		15,540.6
Financing activities							
Dividends paid to shareholders	(16,079.5)				(16,079.5)	(3,687.3)	(19,766.8)
Dividends paid to minority shareholders	(104.5)				(104.5)		(104.5)
Advance from a fellow subsidiary	1,533.0				1,533.0		1,533.0
Advances from minority shareholders	139.4				139.4		139.4
Repayment to associates	(0.8)				(0.8)		(0.8)
Distribution to minority shareholders	(90.3)				(90.3)		(90.3)
Repayment of bank loans	(248.9)				(248.9)		(248.9)
Net cash used in financing activities	(14,851.6)				(14,851.6)		(18,538.9)
Net decrease in cash and cash equivalents	(1,452.0)	(741.8)	(544.5)	3,707.5	969.2	(3,687.3)	(2,718.1)
Cash and cash equivalents at 1 July	5,127.0				5,127.0		5,127.0
Effect of foreign exchange rate changes	11.1				11.1		11.1
Cash and cash equivalents at 30 June	3,686.1				6,107.3		2,420.0

Notes to the unaudited pro forma financial information

(a) The adjustment relates to the acquisition of 31,159,000 HKCG Shares subsequent to 30 June 2007 and up to the Latest Practicable Date with an aggregate cost of HK$544.5 million, assuming that this acquisition had taken place on 30 June 2007.

(b) The adjustment relates to the exclusion of the assets and liabilities attributable to the Sale Companies as at 30 June 2007 after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 30 June 2007.

(c) The adjustment relates to the consideration received from the Disposal, assuming that the completion of the Disposal had taken place on 30 June 2007. The consideration comprises:

(i) the Share Entitlement Note which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the value of such 636,891,425 HLD Shares is approximately HK$39,152.9 million; and

(ii) HK$3,707.5 million in cash.

(d) The adjustment relates to the Completion Distribution, being for each HIL Share a distribution of the entitlement to 0.209 HLD Share under the Share Entitlement Note, assuming that the completion of the Disposal had taken place on 30 June 2007. Based on the 3,047,327,395 HIL Shares in issue as at the Latest Practicable Date and the HLD Average Closing Price of HK$61.475, the Completion Distribution amounted to HK$39,152.9 million.

(e) The adjustment relates to the Further Distribution, being a distribution of HK$1.21 in cash per HIL Share (or approximately HK$3,687.3 million in total based on the 3,047,327,395 HIL Shares in issue as at the Latest Practicable Date), assuming that the completion of the Disposal had taken place and the Share Premium Reduction had become unconditional on 30 June 2007.

(f) The adjustment relates to the exclusion of the share of profits of HKCG for the year ended 30 June 2007, assuming that the completion of the Disposal had taken place on 1 July 2006.

(g) The adjustment reflects the estimated gain of approximately HK$30,534.6 million resulting from the Disposal after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 1 July 2006.

(h) The adjustment relates to the exclusion of the cash flow items of the Sale Companies for the year ended 30 June 2007, assuming that the completion of the Disposal had taken place on 1 July 2006.

(i) The adjustment reflects the cash inflow amounting to approximately HK$3,707.5 million (being the cash consideration) and the estimated gain of HK$30,534.6 million resulting from the Disposal after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 1 July 2006.

(j) The adjustment reflects the cash outflow resulting from the Further Distribution (see note (e) above), assuming that the completion of the Disposal had taken place and the Share Premium Reduction had become unconditional on 1 July 2006. The Completion Distribution (see note (d) above) would have no effect on the cash flows of the Remaining Group.

(k) The final amount of the consideration, the share of net assets of HKCG and the gain on the disposal will be different from those amounts as presented above. The final amount of the consideration will be determined based on HLD's share price on the date of Completion. Accordingly, the gain on disposal will be subject to changes as HLD's share price will move and there will be change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion.

(l) Except for the transaction as stated in note (a) above and the Disposal, no adjustment has been made to reflect any trading result or other transactions of the Group or the Sale Companies entered into subsequent to 30 June 2007.

2. LETTER FROM THE REPORTING ACCOUNTANT OF THE COMPANY

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT FROM REPORTING ACCOUNTANT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HENDERSON INVESTMENT LIMITED

We report on the unaudited pro forma financial information set out on pages III-1 to III-8 under the heading of "Unaudited Pro Forma Financial Information on the Remaining Group" (the "Unaudited Pro Forma Financial Information") in Appendix III of the circular dated 20 October 2007 (the "Circular") of Henderson Investment Limited (the "Company"), in connection with the proposed disposal of 39.06% interest in The Hong Kong and China Gas Company Limited through the disposal of the entire issued share capital and shareholder's loans of Macrostar Investment Limited and Timpani Investments Limited by the Company and the proposed distributions (the "Disposal"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Disposal might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages III-1 to III-8 of the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated balance sheet as at 30 June 2007, consolidated profit and loss account and consolidated cash flow statement of the Group for the year ended 30 June 2007 with the accountant's report as set out in Appendix I to the Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

— the financial position of the Group as at 30 June 2007 or any future date, or

— the results or cash flows of the Group for the year ended 30 June 2007 or any future periods.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 20 October 2007

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests in shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (other than the interests which Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning were taken or deemed under Part XV of the SFO to have in unlisted associated corporations of the Company which were solely derived from their deemed interests in Henderson Development Limited, HLD and/or the Company, in respect of which an application for waiver from strict compliance with the disclosure requirements under Rule 14.64(3) of the Listing Rules and paragraph 38 of Appendix 16 to the Listing Rules has been made to the Stock Exchange on the basis that the disclosure of which would result in particulars being given which are not material in the context of the Group and are excess in length) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) pursuant to section 352 of the SFO, to be entered in the register maintained by the Company and the Stock Exchange; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, were as follows:

Ordinary Shares (unless otherwise specified)
Long positions

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
The Company		Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
		Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
		Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
		Li Ning	1		2,076,089,007			2,076,089,007	68.13
		Lee Tat Man	2	6,666				6,666	0.00
		Lee King Yue	3	1,001,739				1,001,739	0.03

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
HLD	Holding company	Lee Shau Kee	4			1,122,938,300		1,122,938,300	57.81
		Lee Ka Kit	4				1,122,938,300	1,122,938,300	57.81
		Lee Ka Shing	4				1,122,938,300	1,122,938,300	57.81
		Li Ning	4		1,122,938,300			1,122,938,300	57.81
		Lee Tat Man	5	110,000				110,000	0.01
		Lee King Yue	6	42,900		19,800		62,700	0.00
		Woo Ka Biu, Jackson	7		2,000			2,000	0.00
HKCG	Listed associated company	Lee Shau Kee	8	3,548,791		2,459,824,950		2,463,373,741	40.65
		Lee Ka Kit	8				2,459,824,950	2,459,824,950	40.59
		Lee Ka Shing	8				2,459,824,950	2,459,824,950	40.59
		Li Ning	8		2,459,824,950			2,459,824,950	40.59
Towngas China Company Limited (formerly known as Panva Gas Holdings Limited)	Listed associated company	Lee Shau Kee	9			885,947,901		885,947,901	45.48
		Lee Ka Kit	9				885,947,901	885,947,901	45.48
		Lee Ka Shing	9				885,947,901	885,947,901	45.48
		Li Ning	9		885,947,901			885,947,901	45.48
Henderson Development Limited	Holding company	Lee Shau Kee	10			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
		Lee Shau Kee	11			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
		Lee Shau Kee	12	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
		Lee Ka Kit	10				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Kit	11				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Kit	12				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
		Lee Ka Shing	10				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Shing	11				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Shing	12				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00

Name of Company	Relationship with the Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
		Li Ning	10		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
		Li Ning	11		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
		Li Ning	12		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Drinkwater Investment Limited	Subsidiary of holding company	Leung Hay Man	13			5,000		5,000	4.49
		Woo Po Shing	14			3,250		3,250	2.92
Henfield Properties Limited	Subsidiary of holding Company	Lee Ka Kit	15			4,000	6,000	10,000	100.00
Heyield Estate Limited	Subsidiary of holding company	Lee Shau Kee	16			100		100	100.00
		Lee Ka Kit	16				100	100	100.00
		Lee Ka Shing	16				100	100	100.00
		Li Ning	16		100			100	100.00
Pettystar Investment Limited	Subsidiary of holding company	Lee Shau Kee	17			3,240		3,240	80.00
		Lee Ka Kit	17				3,240	3,240	80.00
		Lee Ka Shing	17				3,240	3,240	80.00
		Li Ning	17		3,240			3,240	80.00

(b) Directors' interests in assets of the Group

As at the Latest Practicable Date, save for the interests of the Directors in the Transaction through their interests in the HLD Shares as disclosed in (a) above and the acquisition by the Group of the remaining interest of 35.9% in CIG at an aggregate consideration of HK$145.02 million pursuant to an agreement dated 29 August 2007 under which Pearl Assets Limited, a company controlled by Mr. Jackson Woo Ka Biu, alternate Director to Sir Po-shing Woo, being one of the seven vendors, received a consideration of approximately HK$21.52 million for the sale of its interest of 5.3% in CIG, none of the Directors had any direct or indirect interests in any assets which had been acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 30 June 2007, being the date to which the latest published audited consolidated financial statements of the Group were made up.

(c) Directors' interests in contracts of the Group

Save for the interests of the Directors in the Agreement through their interests in the HLD Shares as disclosed in (a) above, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date, and which was significant in relation to the business of the Group as a whole.

(d) **Substantial Shareholders**

As at the Latest Practicable Date, so far as is known to the Directors and chief executive of the Company, the following persons (not being Directors or chief executive of the Company), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

	No. of shares in which interested	**% Interest**
Substantial Shareholders:		
Long Positions		
Rimmer (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Henderson Development Limited *(Note 1)*	2,070,473,859	67.94
Henderson Land Development Company Limited *(Note 1)*	2,070,473,859	67.94
Kingslee S.A. *(Note 1)*	2,070,473,859	67.94
Banshing Investment Limited *(Note 1)*	802,854,200	26.35
Markshing Investment Limited *(Note 1)*	602,398,418	19.77
Covite Investment Limited *(Note 1)*	363,328,900	11.92
Persons other than Substantial Shareholders:		
Long Positions		
Gainwise Investment Limited *(Note 1)*	217,250,000	7.13
Elliott Capital Advisors L.P. *(Note 18)*	284,644,122	9.34
Deutsche Bank Aktiengesellschaft *(Note 19)*	195,997,840	6.43
Short Position		
Deutsche Bank Aktiengesellschaft *(Note 20)*	67,571,882	2.22

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which in turn was 57.80% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of HD and Fu Sang. Rimmer and Riddick, as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mr. Lee King Yue was the beneficial owner of these shares.*

4. *Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of HKCG which was 39.06% held by the Company. The Company was 67.94% held by HLD which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HKCG, HD and Fu Sang as set out in Notes 1 and 8 and HLD by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

5. *Mr. Lee Tat Man was the beneficial owner of these shares.*

6. *Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

7. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

8. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,548,791 shares, and for the remaining 2,459,824,950 shares, (i) 1,274,927,055 shares and 532,647,502 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by the Company; (ii) 559,359,540 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of the Company; (iii) 4,363,119 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 88,527,734 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in the Company, HD and Fu Sang as set out in Note 1 and HKCG by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

9. *Of these shares, 850,202,901 shares and 35,745,000 shares were respectively owned by Hong Kong & China Gas (China) Limited and Planwise Properties Limited, wholly-owned subsidiaries of HKCG. Dr. Lee Shau Kee was taken to be interested in HKCG as set out in Note 8 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

10. *These shares were held by Hopkins as trustee of the Unit Trust.*

11. These shares were held by Hopkins as trustee of the Unit Trust.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

13. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

14. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

15. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HLD.

16. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HLD; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

17. Of these shares, (i) 3,038 shares were owned by HLD; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

18. Of these shares, Elliott Capital Advisors L.P. was the beneficial owner of 283,662,122 shares, and interests in the remaining 982,000 shares were derived from cash settled derivatives.

19. Of these shares, Deutsche Bank Aktiengesellschaft was the beneficial owner of 66,557,777 shares and interests in the remaining 129,440,063 shares were derived from security interests in debentures. Among these shares, interests in 413,000 shares were derived from cash settled derivatives.

20. Of these shares, Deutsche Bank Aktiengesellschaft was the beneficial owner of 66,693,441 shares and interests in the remaining 878,441 shares were derived from security interests in debentures. Among these shares, interests in 66,144,000 shares were derived from cash settled derivatives.

21. *The table below shows the positions held by Directors in Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, HLD, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited as at the Latest Practicable Date:*

Rimmer (Cayman) Limited

Name of Director	Position held in Rimmer (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Riddick (Cayman) Limited

Name of Director	Position held in Riddick (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Hopkins (Cayman) Limited

Name of Director	Position held in Hopkins (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Henderson Development Limited

Name of Director	Position held in Henderson Development Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Woo Po Shing	Director
Lee Ka Kit	Director
Lee Ka Shing	Director
Colin Lam Ko Yin	Director and Alternate Director to Lee Tat Man

HLD

Name of Director	Position held in HLD
Lee Shau Kee	Chairman and Managing Director
Lee Ka Kit	Vice Chairman
Colin Lam Ko Yin	Vice Chairman
Lee Ka Shing	Vice Chairman
Lee Tat Man	Non-Executive Director
Suen Kwok Lam	Executive Director
Lee King Yue	Executive Director
Eddie Lau Yum Chuen	Executive Director
Li Ning	Executive Director
Kwok Ping Ho	Executive Director
Woo Po Shing	Non-Executive Director
Leung Hay Man	Non-Executive Director
Gordon Kwong Che Keung	Independent Non-Executive Director
Ko Ping Keung	Independent Non-Executive Director
Wu King Cheong	Independent Non-Executive Director
Jackson Woo Ka Biu	Alternate Director to Woo Po Shing

Kingslee S.A.

Name of Director	Position held in Kingslee S.A.
Lee Shau Kee	Director
Lee Tat Man	Director
Lee King Yue	Director

Banshing Investment Limited

Name of Director	Position held in Banshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Markshing Investment Limited

Name of Director	Position held in Markshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Covite Investment Limited

Name of Director	Position held in Covite Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Gainwise Investment Limited

Name of Director	Position held in Gainwise Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or was proposing to enter into, any service contract with any member of the Group which did not expire or was not determinable by the relevant member of the Group within one year without payment of compensation (other than statutory compensation).

4. COMPETING INTERESTS

As at the Latest Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates had any interest in a business which competes or is likely to compete with the business of the Group.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation, arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

6. CONSENTS

CIMB-GK and PricewaterhouseCoopers have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective opinions, letters or reports, and the references to their names, opinions, letters or reports in form and context in which they respectively appear.

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial and trading position of the Company since 30 June 2007, being the date to which the latest published audited accounts of the Company were made up.

8. QUALIFICATION OF EXPERTS

The following are the qualification of the experts who have given opinions or advice which are contained in this circular:

Name	Qualifications
CIMB-GK	a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO
PricewaterhouseCoopers	Certified Public Accountants

As at the Latest Practicable Date, none of CIMB-GK and PricewaterhouseCoopers had any holding, directly or indirectly, of any securities in any member of the Group or any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any securities of any member of the Group.

As at the Latest Practicable Date, none of CIMB-GK and PricewaterhouseCoopers had any direct or indirect interests in any assets which since 30 June 2007 (being the date of which the latest published audited consolidated financial statements of the Group were made up) had been acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, any member of the Group.

9. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, were entered into by the Group within the two years immediately preceding the date of this circular and are or may be material:

(i) the Agreement;

(ii) the agreement dated 27 March 2007 entered into between HLD and the Company pursuant to which the Group (i) disposed of its entire interests in all subsidiaries of the Company (other than certain companies in which the Company was interested (a) which directly or indirectly held HKCG Shares or (b) which were engaged directly or indirectly in the infrastructure business or (c) which were relatively immaterial to the Group) and two companies in which the Company had less than majority equity interest to the HLD Group; and (ii) assigned the loans due to the Company by such companies, for a cash consideration of approximately HK$12,073 million; and

(iii) the placing, underwriting and subscription agreement dated 18 April 2006 between Banshing Investment Limited (an indirect wholly-owned subsidiary of HLD) as vendor ("Vendor"), the Company and Credit Suisse (Hong Kong) Limited as the placing agent ("Placing Agent"), pursuant to which, among other things, (i) the Placing Agent had agreed to purchase or procure purchasers to acquire and the Vendor had agreed to sell 230,000,000 Shares at the placing price ("Placing Price") of HK$13.55 per Share ("Placing") and (ii) the Vendor had conditionally agreed to subscribe 230,000,000 new Shares ("Subscription") at the Placing Price adjusted for this purpose by the expenses incurred in relation to the Placing and the Subscription.

10. GENERAL

(a) The registered office of the Company is situated at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) The share registrar of the Company is Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The secretary of the Company is Mr. Timon Liu Cheung Yuen, *B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*.

(d) The qualified accountant of the Company is Mr. Hui Lee Wo, *M.B.A., F.C.C.A, F.C.P.A.*

(e) The English text of this circular shall prevail over the Chinese text in case of inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (expect for public holidays) at the office of Woo, Kwan, Lee & Lo at 26th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours, up to and including 12 November 2007:

(a) the memorandum and articles of association of the Company;

(b) the annual report of the Company for each of the two financial years ended 30 June 2007;

(c) the accountant's report of the Group, the text of which is set out in Appendix I to this circular, and the related statement of adjustments;

(d) the unaudited pro forma financial information on the Remaining Group and the report from PricewaterhouseCoopers, the text of which is set out in Appendix III to this circular;

(e) the letter from CIMB-GK to the Independent Shareholders, the text of which is set out on pages 28 to 52 of this circular;

(f) the consent letters of CIMB-GK and PricewaterhouseCoopers referred to in the section headed "Consents" in this appendix; and

(g) the material contracts as referred to in the section headed "Material contracts" in this appendix.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Henderson Investment Limited (the "Company") will be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Monday, 12 November 2007 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company, of which Resolution No.1 is intended to be proposed as an ordinary resolution and Resolution No.2 is intended to be proposed as a special resolution:

ORDINARY RESOLUTION

1. **"THAT:**

(A) (i) the conditional agreement dated 2 October 2007 entered into between the Company and Henderson Land Development Company Limited (the "Agreement", a copy of which has been produced to this meeting and marked "A" and signed by the chairman of the meeting (the "Chairman") for the purpose of identification) in relation to the Transaction (as defined and described in the circular dated 20 October 2007 despatched to the shareholders of the Company of which the notice convening this meeting forms part, a copy of which has been produced to this meeting and marked "B" and signed by the Chairman for the purpose of identification, the "Circular") and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(ii) the taking of all steps and doing of all things and execution of all documents by the Company and its subsidiaries to implement, give effect to or complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved, confirmed and ratified; and

(B) subject to completion of the Agreement:

(i) upon the recommendation of the board of directors of the Company a dividend of a total amount which is equal to the sum of (A) the closing price of the share of HK$2.00 each in the share capital of Henderson Land Development Company Limited ("HLD Share") as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets as at the date of completion of the Agreement multiplied by 636,891,425 and (B) the aggregate Dividend Amount (as defined below) (if any) be declared and the directors of the Company be and they are hereby authorised and directed to cause that dividend to be satisfied not by payment of cash but by a

distribution in specie of the Entitlement (as defined below) per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company on the terms and conditions (including but not limited to the treatment of fractional entitlements and payment of cash in lieu in the relevant circumstances) described in the Circular. The Entitlement means the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (as defined in the Circular), together with all rights under the Share Entitlement Note attributable to such entitlement (including but not limited to any right to receive payment of any amount which is equal to any dividend payable by Henderson Land Development Company Limited ("HLD") based on any record date which is on or after the date of the Agreement for which such shares of HLD to be so allotted do not rank due to their being issued (or the relevant entries to HLD's register of members being made) after such record date ("Dividend Amount")); and

(ii) conditional upon the confirmation of the reduction of the share premium account of the Company referred to in Special Resolution No. 2 set out in the notice convening this meeting at which this Resolution is proposed by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a distribution of an amount of HK$1.21 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved."

SPECIAL RESOLUTION

2. "THAT:

(A) conditional upon the confirmation of the reduction of the share premium account of the Company referred to below by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the amount standing to the credit of the share premium account of the Company be reduced by the sum of HK$4,215,728,461.60 and the directors of the Company be and are hereby authorised to credit the same amount arising from such reduction to the distributable reserve of the Company in such manner as the directors of the Company consider appropriate; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things, and to approve, sign and execute all documents, which in their opinion may be necessary, desirable, appropriate or expedient to implement or to give effect to the matters referred to in paragraph (A) above including, without limitation, to seek confirmation from, and authorise counsel on behalf of the Company to provide any undertaking as is necessary to, the Court."

By order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 20 October 2007

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more person(s) as his proxy(ies) to attend and to vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

As at the date of this notice, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

(B) 全面授權本公司董事作出一般彼等認為就執行上文(A)段所述事項或使其生效而言屬必要、適宜、適當或權宜之一切行動及事宜，以及批准、簽署及簽立彼等認為就執行前述者或使其生效而言屬必要、適宜、適當或權宜之所有文件(包括但不限於向法院尋求確認及授權訟務律師代表本公司向法院提供任何必要之保證)。」

承董事局命
公司秘書
廖祥源

香港，二零零七年十月二十日

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

附註：

(1) 凡有權出席會議及投票之股東，均有權委任一名或以上之人士作為其受委代表代其出席及投票。在票選投票中，股東可親身或由受委代表投票。委任代表毋須為本公司股東。

(2) 倘屬任何股份之聯名持有人，則任何一名有關人士可就該股份親自或委派代表出席該會議，猶如其為唯一持有人。若超過一名聯名持有人親自或委派代表出席該會議，則於股東名冊上排名較先之該名有關人士，方單獨有權就有關股份在該會議上投票。

(3) 代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在該會議或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處，卓佳標準有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票。

於本通告日期，董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

總股息金額(定義見下文)(如有)兩者之總和之股息。權益指根據股份權益票據(定義見通函)將予分配之0.209恒基地產股份之權益，連同根據股份權益票據該等權益應佔之所有權利(包括但不限於收取相等於恒基兆業地產有限公司(「恒基地產」)根據訂立協議日期或之後之任何記錄日期應付之任何股息之金額之任何權利，而該等據此將予配發之恒基地產股份因於有關記錄日期後才發行(或因於有關記錄日期後才在恒基地產股東名冊加入相關記錄)而無權收取上述股息(「股息金額」))；及

(ii) 待香港高等法院原訴法庭(「法院」)確認召開本決議案提呈之本大會之通告所載第2項特別決議案所述本公司之股份溢價賬之減少、法院所施加之所有條件獲履行及香港公司註冊處處長登記確認股份溢價賬之減少的法院指令連同根據香港法例第32章公司條例第61條可能規定之其他文件後，向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份之持有人分派每股港幣1.21元之現金款項。」

特別決議案

2. 「動議：

(A) 待香港高等法院原訟法庭(「法院」)確認下文所述本公司之股份溢價賬之減少，法院施加之所有條件獲履行及香港公司註冊處處長登記該項股份溢價賬之減少的法院指令連同根據香港法例第32章公司條例第61條可能規定之其他文件後，將本公司股份溢價賬之進賬額減少港幣4,215,728,461.60元，並授權本公司董事以本公司董事認為適當之方式將該項減少所產生之相同金額撥入本公司之可供分派儲備內；及

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

茲通告恒基兆業發展有限公司(「本公司」)訂於二零零七年十一月十二日(星期一)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行股東特別大會，藉以考慮及酌情通過下列本公司之決議案(不論有否作出修訂)，其中第1項決議案擬提呈為普通決議案，而第2項決議案則擬提呈為特別決議案：

普通決議案

1. 「**動議**：

(A) (i) 批准、確認及追認本公司與恒基兆業地產有限公司於二零零七年十月二日就交易(定義及詳情見二零零七年十月二十日向本公司股東寄發之通函，而召開本大會之通告構成其中一部分，其副本已呈交本大會，並註有「B」字樣及由本大會主席(「主席」)簽署以資識別，「通函」)訂立之有條件協議(「協議」，其副本已呈交本大會，並註有「A」字樣及由主席簽署以資識別)，以及據此擬進行之交易；及

(ii) 批准、確認及追認本公司董事認為必要、適宜、適當或權宜之本公司及其附屬公司採取的一切步驟及進行的一切事宜及簽立的所有文件，以執行及完成協議及據此擬進行之交易及使其生效，以及對協議之條款及據此擬進行之交易作出及提供及同意的更改、修正、修訂、豁免或延續；及

(B) 待協議完成之前提下，批准：

(i) 在本公司董事局推薦後，宣派並授權及指示本公司董事非以現金而以實物之方式分派每股權益(定義見下文)，根據通函所述條款及條件(包括但不限於在有關情況下處置碎股權益及以現金付款代替)向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份持有人分派總額相等於(A)恒基兆業地產有限公司股本中每股面值港幣2.00元之股份(「恒基地產股份」)於協議完成日期在香港聯合交易所有限公司之每日報價表所報之收市價乘以636,891,425；及(B)所宣派

11. 備查文件

下列文件於二零零七年十一月十二日(及包括該日)前任何週日(公眾假期除外)之正常辦公時間內，於胡關李羅律師行之辦事處可供查閱，地址為香港中環康樂廣場一號怡和大廈26樓：

(a) 本公司之組織大綱及章程細則；

(b) 本公司截至二零零七年六月三十日止兩個財政年度各年之年報；

(c) 本集團之會計師報告(其全文載於本通函附錄一)及相關調整報表；

(d) 餘下集團之未經審核備考財務資料及羅兵咸永道會計師事務所之報告，其全文載於本通函附錄三；

(e) 聯昌國際證券致獨立股東之函件，全文載於本通函第28至52頁；

(f) 本附錄「同意書」一節所述聯昌國際證券及羅兵咸永道會計師事務所發出之同意書；及

(g) 本附錄「重大合約」一節所述之重大合約。

9. 重大合約

以下合約(並非於一般業務範圍內訂立之合約)乃於緊接本通函刊發日期前兩年內由本集團訂立屬於或可能屬於重大之合約：

(i) 協議；

(ii) 恒基地產與本公司於二零零七年三月二十七日訂立之協議，據此，本集團(i)已出售其於本公司全部附屬公司(不包括(a)直接或間接持有香港中華煤氣股份或(b)直接或間接從事基建業務或(c)對本集團而言屬微不足道之若干公司)及本公司擁有少於大多數權益之兩家公司之全部權益；及(ii)轉讓該等公司欠負本公司之貸款，現金代價約為港幣12,073,000,000元；及

(iii) 賓勝置業有限公司(恒基地產之間接全資附屬公司)作為賣方(「賣方」)、本公司及瑞信(香港)有限公司作為配售代理(「配售代理」)於二零零六年四月十八日訂立之配售、包銷及認購協議，據此，其中包括(i)配售代理已同意購買或促使買方收購，而賣方已同意出售230,000,000股股份，配售價為每股股份港幣13.55元(「配售價」)(「配售事項」)及(ii)賣方已有條件同意認購230,000,000股新股份(「認購」)，並按因配售事項及認購產生之開支作出調整之配售價而作出認購。

10. 一般資料

(a) 本公司之註冊辦事處位於香港中環金融街8號國際金融中心二期72至76樓。

(b) 本公司之股份過戶註冊處為卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(c) 本公司之秘書為廖祥源先生，*B.Ec., F.C.P.A., C.A. (Aust.), F.C.S., F.C.I.S.*。

(d) 本公司之合資格會計師為許利和先生，*M.B.A., F.C.C.A., F.C.P.A.*。

(e) 倘中英文版本之內容出現歧異，概以英文版本為準。

6. 同意書

聯昌國際證券及羅兵咸永道會計師事務所已就本通函之刊發發出彼等各自之同意書，同意按本通函所載之個別形式及涵義，轉載彼等各自之意見、函件或報告及引述彼等之名稱、意見、函件或報告，且迄今並無撤回其同意書。

7. 重大不利變動

於最後實際可行日期，董事概不知悉本公司之財務及貿易狀況自二零零七年六月三十日（即本公司編製最新刊發經審核賬目之日期）以來有任何重大不利變動。

8. 專家資歷

以下為發表本通函所載意見或建議之專家之資格：

名稱	資格
聯昌國際證券	根據證券及期貨條例持牌可從事第1類受規管活動（證券交易）、第4類受規管活動（為證券提供意見）及第6類受規管活動（就機構融資提供意見）
羅兵咸永道會計師事務所	執業會計師

於最後實際可行日期，聯昌國際證券及羅兵咸永道會計師事務所概無直接或間接持有本集團任何成員公司之任何證券，亦概無任何權利或購股權（不論是否可合法強制執行）可認購或提名他人認購本集團任何成員公司之任何證券。

於最後實際可行日期，聯昌國際證券及羅兵咸永道會計師事務所概無於自二零零七年六月三十日（即本集團編製最新刊發之經審核綜合財務報表之日期）以來已由本集團任何成員公司收購或出售或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售或出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

踞威置業有限公司

<u>董事姓名</u>	<u>於踞威置業有限公司擔任的職位</u>
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

Gainwise Investment Limited

<u>董事姓名</u>	<u>於Gainwise Investment Limited擔任的職位</u>
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

3. 董事之服務合約

於最後實際可行日期，概無董事已與本集團任何成員公司訂立，或建議訂立任何不會於一年內屆滿或在不作補償(法定補償除外)情況下由本集團之有關成員公司終止之服務合約。

4. 競爭業務

於最後實際可行日期，據董事所知，概無董事或彼等之聯繫人於與本集團之業務構成或可能構成競爭之業務中擁有任何權益。

5. 訴訟

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何重大訴訟、仲裁或索償，且董事亦概不知悉本公司或本集團任何成員公司面臨任何待決或受威脅之重大訴訟、仲裁或索償。

恒基地產

<u>董事姓名</u>	<u>於恒基地產擔任的職位</u>
李兆基	主席兼董事總經理
李家傑	副主席
林高演	副主席
李家誠	副主席
李達民	非執行董事
孫國林	執行董事
李鏡禹	執行董事
劉壬泉	執行董事
李寧	執行董事
郭炳濠	執行董事
胡寶星	非執行董事
梁希文	非執行董事
鄺志強	獨立非執行董事
高秉強	獨立非執行董事
胡經昌	獨立非執行董事
胡家驃	胡寶星之替代董事

Kingslee S.A.

<u>董事姓名</u>	<u>於Kingslee S.A.擔任的職位</u>
李兆基	董事
李達民	董事
李鏡禹	董事

寶勝置業有限公司

<u>董事姓名</u>	<u>於寶勝置業有限公司擔任的職位</u>
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

敏勝置業有限公司

<u>董事姓名</u>	<u>於敏勝置業有限公司擔任的職位</u>
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

21. *下表顯示董事於最後實際可行日期於Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、恒基地產、Kingslee S.A.、賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited擔任的職位：*

Rimmer (Cayman) Limited

董事姓名	於Rimmer (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Riddick (Cayman) Limited

董事姓名	於Riddick (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Hopkins (Cayman) Limited

董事姓名	於Hopkins (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

恒基兆業有限公司

董事姓名	於恒基兆業有限公司擔任的職位
李兆基	董事
李達民	董事
胡寶星	董事
李家傑	董事
李家誠	董事
林高演	董事及李達民之替代董事

11. Hopkins 作為單位信託之受託人持有該等股份。

12. 該等股份中，李兆基博士實益擁有35,000,000 股，而富生擁有其餘之15,000,000 股。

13. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

14. 該等股份由胡寶星爵士及其妻子各擁有50%之 Fong Fun Investment Inc.之全資附屬 Coningham Investment Inc.擁有。

15. 該等股份中，(i)4,000 股由李家傑先生全資擁有之Applecross Limited 擁有；及 (ii)6,000 股由恒基地產間接全資擁有公司恒基中國集團有限公司全資擁有之Andcoe Limited 之全資附屬恒基 (中國)投資有限公司擁有。

16. 該等股份中，(i)80 股由恒基地產全資附屬達榮發展有限公司擁有；(ii)10 股由恒兆全資附屬恒基財務有限公司擁有；及 (iii)Jetwin International Limited 之全資附屬Perfect Bright Properties Inc.及Furnline Limited 各自擁有 5 股。Triton (Cayman) Limited 作為一單位信託之受託人，擁有Jetwin International Limited 之全部已發行股份。Triumph (Cayman) Limited 及Victory (Cayman) Limited 分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited 、Triumph (Cayman) Limited 及Victory (Cayman) Limited 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，(i)3,038 股由恒基地產擁有；及 (ii)202 股由Jetwin International Limited 全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

18. 該等股份中，Elliott Capital Advisors L.P.實益擁有283,662,122股，而其餘之982,000股之權益乃來自現金結算衍生工具。

19. 該等股份中，Deutsche Bank Aktiengesellschaft實益擁有66,557,777股，而其餘之129,440,063股之權益乃來自債券中之證券權益。該等股份中，413,000股之權益來自現金結算衍生工具。

20. 該等股份中，Deutsche Bank Aktiengesellschaft實益擁有66,693,441股，而其餘之878,441股之權益乃來自債券中之證券權益。該等股份中，66,144,000股之權益來自現金結算衍生工具。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，(i)570,743,800 股由恒兆擁有；(ii)7,962,100 股由恒兆之全資附屬先樂置業有限公司擁有；(iii)145,090,000 股由Cameron Enterprise Inc.擁有；222,045,300 股由South Base Limited 全資擁有之Believegood Limited 擁有；61,302,000 股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited 擁有；55,000,000 股由Mei Yu Ltd.全資擁有之Fancy Eye Limited 擁有；55,000,000 股由World Crest Ltd.全資擁有之Spreadral Limited 擁有；及Cameron Enterprise Inc.、South Base Limited 、Jayasia Investments Limited 、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited 之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv)5,602,600 股由香港中華煤氣之全資附屬 Superfun Enterprises Limited 擁有，本公司持有香港中華煤氣39.06%，恒基地產持有本公司67.94%，而恒兆則持有恒基地產57.80%；及 (v)192,500 股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有香港中華煤氣、恒兆及富生 (列載於附註1及8) 及恒基地產的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有42,900 股，而其餘之19,800 股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7. 該等股份由胡家驃先生之妻子擁有。

8. 該等股份中，李兆基博士實益擁有3,548,791股，而其餘之2,459,824,950股股份中，(i)本公司全資擁有之Timpani Investments Limited 之全資附屬迪斯利置業有限公司及Medley Investment Limited 分別擁有1,274,927,055股及532,647,502股；(ii)559,359,540股由本公司之全資附屬Macrostar Investment Limited 擁有；(iii)4,363,119股由恒兆全資擁有之Yamina Investment Limited 之全資附屬Boldwin Enterprises Limited擁有；及 (iv)88,527,734股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有本公司、恒兆及富生 (列載於附註1) 及香港中華煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

9. 該等股份中，香港中華煤氣之全資附屬公司Hong Kong & China Gas (China) Limited及Planwise Properties Limited分別擁有850,202,901股及35,745,000股。根據證券及期貨條例，李兆基博士被視為擁有香港中華煤氣(列載於附註8)及港華燃氣有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

10. Hopkins 作為單位信託之受託人持有該等股份。

(d) 主要股東

於最後實際可行日期，據董事及本公司之行政總裁所知，下列人士(並非董事及本公司之行政總裁)於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文將須向本公司披露之權益或淡倉。

	擁有權益之股份數目	權益百分比
主要股東：		
好倉		
Rimmer (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(附註1)*	2,076,089,007	68.13
恒基兆業有限公司 *(附註1)*	2,070,473,859	67.94
恒基兆業地產有限公司 *(附註1)*	2,070,473,859	67.94
Kingslee S.A. *(附註1)*	2,070,473,859	67.94
賓勝置業有限公司 *(附註1)*	802,854,200	26.35
敏勝置業有限公司 *(附註1)*	602,398,418	19.77
踞威置業有限公司 *(附註1)*	363,328,900	11.92
主要股東以外之人士：		
好倉		
Gainwise Investment Limited *(附註1)*	217,250,000	7.13
Elliott Capital Advisors L.P. *(附註18)*	284,644,122	9.34
Deutsche Bank Aktiengesellschaft (附註19)	195,997,840	6.43
淡倉		
Deutsche Bank Aktiengesellschaft (附註20)	67,571,882	2.22

附註：

1. *該等股份中，李兆基博士實益擁有34,779,936 股，而其餘之2,076,089,007 股股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited 及登銘置業有限公司分別擁有802,854,200 股、602,398,418 股、363,328,900 股、217,250,000 股及84,642,341 股，而恒基兆業有限公司(「恒兆」)持有恒基地產57.80%；及 (ii)5,615,148 股由富生擁有。Hopkins作為一單位信託之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer及Riddick 分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins 、Rimmer 及Riddick 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。*

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益百分比
		李　寧	10		8,190 (普通股A股)			8,190 (普通股A股)	100.00
		李　寧	11		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
		李　寧	12		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00
精威置業有限公司	控股公司之附屬公司	梁希文	13			5,000		5,000	4.49
		胡寶星	14			3,250		3,250	2.92
興輝置業有限公司	控股公司之附屬公司	李家傑	15			4,000	6,000	10,000	100.00
喜田地產有限公司	控股公司之附屬公司	李兆基	16			100		100	100.00
		李家傑	16				100	100	100.00
		李家誠	16				100	100	100.00
		李　寧	16		100			100	100.00
Pettystar Investment Limited	控股公司之附屬公司	李兆基	17			3,240		3,240	80.00
		李家傑	17				3,240	3,240	80.00
		李家誠	17				3,240	3,240	80.00
		李　寧	17		3,240			3,240	80.00

(b) 董事於本集團之資產之權益

於最後實際可行日期，除董事透過上文(a)所披露彼等於恒基地產股份中擁有之權益而於交易中擁有權益外及本集團根據日期為二零零七年八月二十九日之協議以總代價港幣145,020,000元收購中投餘下之35.9%權益（由胡寶星先生之替代董事胡家驃先生所控制之Pearl Assets Limited為七名賣方之一，其據此就出售本身於中投之5.3%權益而收取約港幣21,520,000元之代價），自二零零七年六月三十日（即本集團編製最新刊發之經審核綜合財務報表之日期）以來，概無董事於任何已由本公司或其任何附屬公司收購或出售，或出租予本公司或其任何附屬公司，或建議將由本公司或其任何附屬公司收購或出售，或出租予本公司或其任何附屬公司之任何資產中擁有任何直接或間接權益。

(c) 董事於本集團之合約之權益

除董事透過上文(a)所披露彼等於恒基地產股份中擁有之權益而於協議中擁有權益外，概無董事於本集團任何成員公司訂立而於最後實際可行日期仍然生效，且對本集團之業務整體屬重大之任何合約或安排中擁有重大權益。

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益百分比
恒基地產	控股公司	李兆基	4			1,122,938,300		1,122,938,300	57.81
		李家傑	4				1,122,938,300	1,122,938,300	57.81
		李家誠	4				1,122,938,300	1,122,938,300	57.81
		李 寧	4		1,122,938,300			1,122,938,300	57.81
		李達民	5	110,000				110,000	0.01
		李鏡禹	6	42,900		19,800		62,700	0.00
		胡家驃	7		2,000			2,000	0.00
香港中華煤氣	上市聯營公司	李兆基	8	3,548,791		2,459,824,950		2,463,373,741	40.65
		李家傑	8				2,459,824,950	2,459,824,950	40.59
		李家誠	8				2,459,824,950	2,459,824,950	40.59
		李 寧	8		2,459,824,950			2,459,824,950	40.59
港華燃氣有限公司(前稱百江燃氣控股有限公司)	上市聯營公司	李兆基	9			885,947,901		885,947,901	45.48
		李家傑	9				885,947,901	885,947,901	45.48
		李家誠	9				885,947,901	885,947,901	45.48
		李 寧	9		885,947,901			885,947,901	45.48
恒基兆業有限公司	控股公司	李兆基	10			8,190 (普通股A股)		8,190 (普通股A股)	100.00
		李兆基	11			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
		李兆基	12	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
		李家傑	10				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家傑	11				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家傑	12				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
		李家誠	10				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家誠	11				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家誠	12				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00

1. 責任聲明

本通函乃遵照上市規則之規定而提供有關本公司之資料。董事願共同及個別對本通函所載資料之準確性負全責，並經作出一切合理查詢後，確認就彼等所知及所信，並無遺漏任何事實足以致使本通函所載任何內容產生誤導。

2. 披露權益

(a) 董事於本公司及其相聯公司之股份、相關股份及債券中擁有權益

於最後實際可行日期，董事及本公司之行政總裁於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有(i)根據證券及期貨條例第XV部第7及8分部，須知會本公司及聯交所之權益及淡倉(包括根據證監會之該等條文已擁有或被視作已擁有之權益及淡倉)；或(ii)根據證券及期貨條例第352條須記入本公司及聯交所存置之登記冊之權益及淡倉；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則之權益及淡倉(根據證券及期貨條例第XV部，李兆基博士、李家傑先生、李家誠先生及李寧先生僅因彼等被視為於恒基兆業有限公司、恒基地產及／或本公司擁有權益而被假設或視為於本公司非上市相聯公司擁有之權益除外，本公司已就此項權益向聯交所申請豁免嚴格遵守上市規則第14.64(3)條及上市規則附錄十六第38段所載之披露規定，理由為作出相關披露可能會導致刊載對本集團而言並不重要之資料且資料過份冗長)如下：

普通股(除文義另有所指外)

好倉

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益百分比
本公司		李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
		李家傑	1				2,076,089,007	2,076,089,007	68.13
		李家誠	1				2,076,089,007	2,076,089,007	68.13
		李　寧	1		2,076,089,007			2,076,089,007	68.13
		李達民	2	6,666				6,666	0.00
		李鏡禹	3	1,001,739				1,001,739	0.03

意見的基礎

本所是根據會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較於二零零七年六月三十日集團的經審核綜合資產負債表，及截至二零零七年六月三十日年度的損益表及現金流量表與通函附錄一所載的會計師報告、考慮調整的支持文件，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所述的基準適當編製、該基準與　貴集團的會計政策一致、且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編製，僅供說明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表：

- 貴集團於二零零七年六月三十日或任何未來日期的財務狀況，或

- 貴集團於截至二零零七年六月三十日年度或任何未來期間的業績或現金流量。

意見

本所認為：

a) 未經審核備考財務資料已由　貴公司董事按照所述基準適當編製；

b) 該基準與　貴集團的會計政策一致；及

c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師
香港，二零零七年十月二十日

2. 本公司申報會計師函件

以下為羅兵咸永道會計師事務所(香港執業會計師)向本公司發出的報告全文，以供載入本通函內。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

未經審核備考財務資料的會計師報告

致恒基兆業發展有限公司董事

本所謹就恒基兆業發展有限公司(「 貴公司」)就 貴公司透過出售 貴公司全資附屬公司Macrostar Investment Limited及Timpani Investments Limited(其主要業務為控股投資香港中華煤氣有限公司(「香港中華煤氣」))的全數已發行股本及股東借款，建議出售於香港中華煤氣之39.06%權益及建議分派(「出售」)而於二零零七年十月二十日刊發的通函(「通函」)中附錄三標題為「餘下集團之未經審核備考財務資料」內所載的未經審核備考財務資料(「未經審核備考財務資料」)(載於第III-1至III-8頁)作出報告。未經審核備考財務資料由 貴公司董事編製，僅供說明用途，以提供資料說明出售對 貴公司及其附屬公司(以下統稱「 貴集團」)相關財務資料可能造成的影響。未經審核備考財務資料的編製基準載於通函第III-1至III-8頁。

貴公司董事與申報會計師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則第4.29條(「上市規則」)並參考由香港會計師公會(「會計師公會」)頒佈的會計指引第7條「編製備考財務資料以載入投資通函內」而編製的未經審核備考財務資料負上編製的全責。

本所的責任是根據上市規則第4.29(7)條的規定，就未經審核備考財務資料表達意見並向閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告，除於報告刊發日期對該等報告的發出對象所負的責任外，本所概不承擔任何責任。

未經審核備考財務資料附註

(a) 調整有關於二零零七年六月三十日後及直至最後實際可行日期以總成本港幣544,500,000元收購31,159,000股香港中華煤氣股份，假設此項收購事項已於二零零七年六月三十日完成。

(b) 調整有關經計及上文附註(a)所述之收購事項後將剔除出售公司於二零零七年六月三十日應佔之資產及負債，假設出售事項已於二零零七年六月三十日完成。

(c) 調整有關自出售事項所收取之代價，假設出售事項已於二零零七年六月三十日完成。代價包括：

(i) 股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份，並入賬列為繳足。按照恒基地產平均收市價港幣61.475元，該636,891,425股恒基地產股份之價值約為港幣39,152,900,000元；及

(ii) 現金港幣3,707,500,000元。

(d) 調整有關完成分派，根據股份權益票據就每股恒基發展股份有權獲分派0.209股恒基地產股份，假設出售事項已於二零零七年六月三十日完成。根據於最後實際可行日期3,047,327,395股已發行恒基發展股份及恒基地產平均收市價港幣61.475元，完成分派總額為港幣39,152,900,000元。

(e) 調整有關進一步分派，即就每股恒基發展股份分派港幣1.21元之現金（或根據於最後實際可行日期3,047,327,395股已發行恒基發展股份計算合共約為港幣3,687,300,000元），假設於二零零七年六月三十日，出售事項已完成及削減股份溢價已成為無條件。

(f) 調整有關剔除香港中華煤氣截至二零零七年六月三十日止年度之應佔溢利，假設出售事項已於二零零六年七月一日完成。

(g) 調整反映經計及上文附註(a)所述之收購事項後，出售事項所產生之預計收益約為港幣30,534,600,000元，假設出售事項已於二零零六年七月一日完成。

(h) 調整有關剔除出售公司截至二零零七年六月三十日止年度之現金流量項目，假設出售事項已於二零零六年七月一日完成。

(i) 調整反映經計及上文附註(a)所述之收購事項後，出售事項所產生之現金流入約為港幣3,707,500,000元（為現金代價）及預計收益為港幣30,534,600,000元，假設出售事項已於二零零六年七月一日完成。

(j) 調整反映進一步分派（參閱上文附註(e)）所產生之現金流出，假設於二零零六年七月一日，出售事項已完成及削減股份溢價已成為無條件。完成分派（參閱上文附註(d)）將不會對餘下集團之現金流量造成影響。

(k) 代價、應佔香港中華煤氣之資產淨值以及出售事項之收益之最終金額將會與上文所呈列者有出入。代價之最終金額將按照恒基地產於完成日期之股價而釐定。因此，出售事項之收益將可能有所變動，因為恒基地產股價或會變動，而由二零零七年七月一日至完成日期期間之應佔香港中華煤氣之資產淨值亦或會有所變動。

(l) 除就上文附註(a)所述之交易及出售事項外，並無作出任何調整以反映本集團或出售公司於二零零七年六月三十日後之任何經營業績或進行之其他交易。

	本集團於截至二零零七年六月三十日止年度之經審核綜合現金流量表	附註(h)	備考調整 附註(a)	附註(i)	建議分派前之餘下集團之未經審核備考綜合現金流量表	備考調整 附註(j)	建議分派後之餘下集團之未經審核備考綜合現金流量表
投資活動							
聯營公司及可供出售證券股息收入	907.8	(741.8)			166.0		166.0
利息收入	221.2				221.2		221.2
支付款項購買：							
－投資物業	(92.7)				(92.7)		(92.7)
－物業、廠房及設備	(52.2)				(52.2)		(52.2)
－可供出售證券	(72.5)				(72.5)		(72.5)
支付收購於聯營公司之進一步權益之款項	(32.7)		(544.5)		(577.2)		(577.2)
出售物業、廠房及設備收入	0.4				0.4		0.4
出售以下項目淨收入：							
－附屬公司及聯營公司／出售公司	12,106.8			3,707.5	15,814.3		15,814.3
－可供出售證券	69.8				69.8		69.8
贖回持有至到期之債務證券	11.5				11.5		11.5
釋放已抵押銀行存款	20.2				20.2		20.2
減少投資公司欠款	0.9				0.9		0.9
增加聯營公司欠款	(6.4)				(6.4)		(6.4)
減少少數股東欠款	37.3				37.3		37.3
投資活動所得的現金淨值	13,119.4				15,540.6		15,540.6
融資活動							
派發股息予股東	(16,079.5)				(16,079.5)	(3,687.3)	(19,766.8)
派發股息予少數股東	(104.5)				(104.5)		(104.5)
借入同母系附屬公司款	1,533.0				1,533.0		1,533.0
借入少數股東款	139.4				139.4		139.4
償還聯營公司款	(0.8)				(0.8)		(0.8)
派款予少數股東	(90.3)				(90.3)		(90.3)
償還銀行借款	(248.9)				(248.9)		(248.9)
融資活動所用的現金淨值	(14,851.6)				(14,851.6)		(18,538.9)
現金及現金等價物之淨額減少	(1,452.0)	(741.8)	(544.5)	3,707.5	969.2	(3,687.3)	(2,718.1)
於七月一日之現金及現金等價物	5,127.0				5,127.0		5,127.0
外幣兌換率改變之影響	11.1				11.1		11.1
於六月三十日之現金及現金等價物	3,686.1				6,107.3		2,420.0

未經審核備考綜合現金流量表
(港幣百萬元)

	本集團於截至二零零七年六月三十日止年度之經審核綜合現金流量表		備考調整		建議分派前之餘下集團之未經審核備考綜合現金流量表	備考調整	建議分派後之餘下集團之未經審核備考綜合現金流量表
		附註(h)	附註(a)	附註(i)		附註(j)	
營運活動							
除稅前溢利							
由持續營運業務	3,730.0	(3,404.2)		30,534.6	30,860.4		30,860.4
由已終止營運業務	1,848.6				1,848.6		1,848.6
調整項目：							
利息收入	(221.3)				(221.3)		(221.3)
投資股息收入	(2.6)				(2.6)		(2.6)
收費高速公路經營權攤銷	10.1				10.1		10.1
折舊	34.1				34.1		34.1
預付租賃款項攤銷	1.2				1.2		1.2
可供出售證券減值虧損	13.5				13.5		13.5
出售／撇除物業、廠房及設備之虧損	17.5				17.5		17.5
出售可供出售證券之虧損	2.0				2.0		2.0
出售附屬公司及聯營公司／出售公司之盈利	(930.0)			(30,534.6)	(31,464.6)		(31,464.6)
投資物業之公允價值增加	(219.5)				(219.5)		(219.5)
應佔聯營公司溢利減虧損	(3,833.9)	3,404.2			(429.7)		(429.7)
融資成本	4.1				4.1		4.1
外幣兌換差異	7.0				7.0		7.0
營運資金變動前之經營溢利	460.8				460.8		460.8
存貨之減少	39.9				39.9		39.9
應收賬款及其他應收款增加	(152.9)				(152.9)		(152.9)
應付賬款及其他應付款增加	3.2				3.2		3.2
營運活動所得的現金	351.0				351.0		351.0
已付税款							
－香港	(62.2)				(62.2)		(62.2)
－香港以外	(4.5)				(4.5)		(4.5)
利息支出	(4.1)				(4.1)		(4.1)
營運活動所得的現金淨值	280.2				280.2		280.2

	本集團於截至二零零七年六月三十日止年度之經審核綜合損益計算表	備考調整 附註(f)	備考調整 附註(g)	餘下集團之未經審核備考綜合損益計算表
溢利分配：				
本公司股東				
一持續營運業務	3,626.3	(3,404.2)	30,534.6	30,756.7
一已終止營運業務	1,764.8			1,764.8
	5,391.1			32,521.5
少數股東				
一持續營運業務	67.7			67.7
一已終止營運業務	10.4			10.4
	78.1			78.1
本年度溢利	5,469.2			32,599.6

未經審核備考綜合損益計算表
(港幣百萬元)

	本集團於截至二零零七年六月三十日止年度之經審核綜合損益計算表	備考調整 附註(f)	備考調整 附註(g)	餘下集團之未經審核備考綜合損益計算表
持續營運業務：				
營業額	188.7			188.7
直接成本	(49.5)			(49.5)
	139.2			139.2
其他收入／其他收益	224.0			224.0
行政費用	(44.6)			(44.6)
出售集團之本年度溢利	11.3			11.3
經營溢利	329.9			329.9
融資成本	(4.1)			(4.1)
應佔聯營公司溢利減虧損	3,404.2	(3,404.2)		–
出售出售公司之收益	–		30,534.6	30,534.6
除稅前溢利	3,730.0			30,860.4
所得稅	(36.0)			(36.0)
持續營運業務之本年度溢利	3,694.0			30,824.4
已終止營運業務：				
已終止營運業務之本年度溢利	1,775.2			1,775.2
本年度溢利	5,469.2			32,599.6

	本集團於二零零七年六月三十日之經審核綜合資產負債表		備考調整		建議分派前之餘下集團之未經審核備考綜合資產負債表	備考調整	完成分派後之餘下集團之未經審核備考綜合資產負債表	備考調整	建議分派後之餘下集團之未經審核備考綜合資產負債表
		附註(a)	*附註(b)*	*附註(c)*		*附註(d)*		*附註(e)*	
流動資產淨值	2,209.3				44,525.2		5,372.3		1,685.0
總資產減流動負債	17,547.1				45,419.3		6,266.4		2,579.1
非流動負債									
銀行借款	6.2				6.2		6.2		6.2
遞延稅項負債	14.2				14.2		14.2		14.2
	20.4				20.4		20.4		20.4
資產淨值	17,526.7				45,398.9		6,246.0		2,558.7
資本及儲備									
股本	609.5				609.5		609.5		609.5
儲備	16,352.1		(14,988.2)	42,860.4	44,224.3	(39,152.9)	5,071.4	(3,687.3)	1,384.1
本公司股東應佔權益總額	16,961.6				44,833.8		5,680.9		1,993.6
少數股東權益	565.1				565.1		565.1		565.1
權益總額	17,526.7				45,398.9		6,246.0		2,558.7

未經審核備考綜合資產負債表
(港幣百萬元)

	本集團於二零零七年六月三十日之經審核綜合資產負債表	備考調整 附註(a)	附註(b)	附註(c)	建議分派前之餘下集團之未經審核備考綜合資產負債表	備考調整 附註(d)	完成分派後之餘下集團之未經審核備考綜合資產負債表	備考調整 附註(e)	建議分派後之餘下集團之未經審核備考綜合資產負債表
非流動資產									
物業、廠房及設備	596.6				596.6		596.6		596.6
收費高速公路經營權	178.9				178.9		178.9		178.9
聯營公司權益	14,443.7	544.5	(14,988.2)		–		–		–
其他非流動資產	118.6				118.6		118.6		118.6
	15,337.8				894.1		894.1		894.1
流動資產									
股份權益票據	–			39,152.9	39,152.9	(39,152.9)	–		–
應收賬款及其他應收款	353.7				353.7		353.7		353.7
應收關連公司款	68.0				68.0		68.0		68.0
現金及現金等價物	3,684.1	(544.5)		3,707.5	6,847.1		6,847.1	(3,687.3)	3,159.8
	4,105.8				46,421.7		7,268.8		3,581.5
分類為待出售之資產	419.8				419.8		419.8		419.8
	4,525.6				46,841.5		7,688.6		4,001.3
流動負債									
銀行借款及透支	22.7				22.7		22.7		22.7
應付賬項及其他應付款	186.0				186.0		186.0		186.0
應付關連公司款	1,801.5				1,801.5		1,801.5		1,801.5
本期稅項準備	50.7				50.7		50.7		50.7
	2,060.9				2,060.9		2,060.9		2,060.9
分類為待出售之資產之相關負債	255.4				255.4		255.4		255.4
	2,316.3				2,316.3		2,316.3		2,316.3

1. 餘下集團之未經審核備考財務資料

隨附之餘下集團之未經審核備考財務資料乃按照上市規則第4.29條及下文所載之附註而編製，目的為顯示交易、完成分派及進一步分派（統稱為「出售事項」）對未經審核備考綜合資產負債表（猶如出售事項於二零零七年六月三十日已完成）及對未經審核備考綜合損益計算表及未經審核備考綜合現金流量表（猶如出售事項於二零零六年七月一日已完成）之影響。

餘下集團之未經審核備考綜合資產負債表、未經審核備考綜合損益計算表及未經審核備考綜合現金流量表均分別按照本集團於二零零七年六月三十日之經審核綜合資產負債表、截至二零零七年六月三十日止年度之經審核綜合損益計算表及經審核綜合現金流量表（摘錄自本通函附錄一所載本集團之會計師報告），並經作出關於下文所述之出售事項之備考調整後而編製。

餘下集團之未經審核備考財務資料乃按照多項假設、估計及不明朗因素所編製，並僅供説明之用。鑑於如上文所述及其假設性質使然，未經審核備考財務資料並非旨在描述倘出售事項已分別於二零零七年六月三十日及二零零六年七月一日完成時，餘下集團將可能達致之實際財務狀況、業績及現金流量。其亦並非旨在預測餘下集團之未來財務狀況、業績及現金流量。

餘下集團之未經審核備考財務資料應與本通函附錄一內本集團之會計師報告中所載之本集團過往財務資料，以及本通函其他章節所載之其他財務資料一併閱讀。

重大投資或資本資產之未來計劃

餘下集團之基建資產(即杭州錢江三橋及馬鞍山環通公路)繼續受惠於中國之強勁經濟發展和汽車擁有數目日益增加。餘下集團擬在中國內地進一步物色基建投資項目。

資本承擔

於二零零七年六月三十日，餘下集團並無任何資本承擔。

或然負債

於二零零七年六月三十日，餘下集團並無任何或然負債。

僱員及薪酬政策

於二零零七年六月三十日，餘下集團約有330名全職僱員。截至二零零七年六月三十日止財政年度，餘下集團就持續營運業務而言之僱員成本總額約為港幣11,800,000元。僱員薪酬符合市場及行業薪酬水平。除了按僱員個人表現發放酌情年終花紅外，餘下集團僱員之其他福利包括醫療保險、退休金計劃、培訓課程及教育津貼。

財務資源、流動資金及資本架構

根據本通函附錄三所載列之未經審核備考綜合資產負債表所示，於完成時及假設削減股份溢價已於二零零七年六月三十日成為無條件，餘下集團可自恒基地產收取現金代價約港幣3,707,000,000元，而餘下集團亦應已向股東作出約港幣3,687,000,000元之現金分派。經計及餘下集團於二零零七年六月三十日之銀行借款總額約港幣29,000,000元，於二零零七年六月三十日，餘下集團擁有現金淨額約港幣3,131,000,000元。

另一方面，於完成時及假設削減股份溢價並無於二零零七年六月三十日成為無條件，餘下集團可自恒基地產收取現金代價約港幣3,707,000,000元，但餘下集團並未向股東作出任何現金分派，計及餘下集團於二零零七年六月三十日之銀行借款總額約港幣29,000,000元，於二零零七年六月三十日，餘下集團擁有現金淨額約港幣6,818,000,000元。

於二零零七年六月三十日，餘下集團為數約港幣23,000,000元之銀行借款須於一年內償還；而餘下結餘為數約港幣6,000,000元則須於兩年後但於五年內償還。於二零零七年六月三十日，由於餘下集團擁有現金淨額狀況，故其於二零零七年六月三十日以銀行淨借貸總額相對權益總額計算之借貸比率為零。

庫務及財務管理

餘下集團之庫務及財務管理活動於企業層面由中央管理。於二零零七年六月三十日，餘下集團之銀行借款港幣29,000,000元(原幣為人民幣)，用以向其中國基建業務提供資金，有關銀行借款以浮動利率計息。於截至二零零七年六月三十日止財政年度，餘下集團並無訂立任何衍生財務工具作投機或對沖用途。餘下集團密切監察其利率及外匯風險，並會於有需要時考慮對沖該等風險。除上述者外，於二零零七年六月三十日，餘下集團並無承受任何重大利率或外匯風險。

資產抵押

於二零零七年六月三十日，除若干銀行向餘下集團之一間於中國從事基建項目之附屬公司提供之若干項目貸資金額並由餘下集團之安徽省馬鞍山環通公路之收費高速公路經營權作抵押外，餘下集團概無將資產抵押予任何第三方。項目融資金額包括三筆設有固定還款時間之定期貸款，全部按浮動利率計息，並將會於全數償還未償還結餘後到期。

重大收購事項及出售事項

於截至二零零七年六月三十日止財政年度，餘下集團並無進行任何重大之附屬公司或資產收購事項或出售事項。

債務

於二零零七年八月三十一日(即本通函付印前就本債務報表而言之最後實際可行日期)營業時間結束時，本集團有未償還借款約港幣628,000,000元，包括銀行借款約港幣28,900,000元、應付少數股東款項約港幣401,200,000元及應付一間同母系附屬公司款項港幣197,900,000元。本集團之銀行借款約港幣28,900,000元，並以本集團賬面淨值為港幣177,500,000元之收費高速公路經營權作抵押。

於二零零七年八月三十一日營業時間結束時，除上文所述及除集團系內公司間之負債外，本集團並無任何債務證券、任何其他未償還借貸資本、任何其他借款或屬於本集團借款性質之債務，包括銀行透支及承兑負債(一般貿易票據除外)或其他類似債務、債券、按揭、抵押、貸款承兑信貸、租購承擔、擔保或其他重大或然負債。

營運資金

董事認為，經計及本集團之可動用之財務資源(包括內部所得資金但未計及可供動用之銀行貸款額度)後，本集團將會有充足營運資金應付其自本通函日期起計最少未來十二個月之現有需求。

管理層對餘下集團之討論及分析

業績回顧

餘下集團之主要業務包括於中國從事投資控股及基建業務。餘下集團在中國的基建業務主要包括於浙江省杭州錢江三橋及安徽省馬鞍山環通公路之控股權益。有關杭州錢江三橋及馬鞍山環通公路之詳情於本通函第6至第27頁所載董事局函件內「餘下集團」一節中披露。

截至二零零七年六月三十日止財政年度及根據本通函附錄三所載之未經審核備考綜合損益計算表，餘下集團自持續營運業務所錄得之營業額約為港幣189,000,000元，乃來自餘下集團在中國之基建業務產生之通行費收入。餘下集團錄得股東應佔自持續營運業務溢利(不包括因交易產生之出售收益)約為港幣222,000,000元。

(iii) 財務資料所載之出售公司及其附屬公司應佔現金流量：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
經營業務所得現金淨額	–	–	–
投資業務所得現金淨額 *(附註)*	725.4	736.0	741.8
融資業務所動用現金淨額 *(附註)*	(725.4)	(736.0)	(741.8)
現金及現金等價物增加淨額	–	–	–
於七月一日之現金及現金等價物	–	–	–
於六月三十日之現金及現金等價物	–	–	–

附註:　投資業務所得現金淨額指來自香港中華煤氣之股息收入，乃於收取股息時分派予　貴公司。

(IV) 期後財務報表

貴公司及其附屬公司並無就於二零零七年六月三十日之後直至本報告日期之任何期間編製任何經審核財務報表。

此致

恒基兆業發展有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零七年十月二十日

出售公司之收益及支出、資產及負債及現金流量載列如下：

(i) 財務資料所載之出售公司及其附屬公司應佔收益及支出：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
應佔聯營公司溢利	1,696.6	1,798.4	3,404.2
本年度溢利	1,696.6	1,798.4	3,404.2

(ii) 財務資料所載之出售公司及其附屬公司應佔資產及負債：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
非流動資產－聯營公司權益	9,815.4	11,693.0	14,443.7
資產總額	9,815.4	11,693.0	14,443.7
流動負債－其他應付款 *(附註)*	–	–	(56.5)
負債總額	–	–	(56.5)
	9,815.4	11,693.0	14,387.2

附註： 於二零零七年六月三十日之結餘指收購香港中華煤氣股份之應付代價，其後已透過出售公司欠 貴公司之股東貸款償付。

(III) 結算日後事項

(a) 於二零零七年八月二十九日，泰立發展有限公司（ 貴公司之全資附屬公司，實益擁有中國投資集團有限公司（「中投」）64.06%權益）與若干訂約方就以現金代價港幣145,020,000元收購中投其餘之35.94%權益訂立買賣協議。交易於二零零七年九月完成，而中投則成為 貴公司之全資附屬公司。

(b) 於二零零七年七月一日至二零零七年八月十日期間，Macrostar Investment Limited（ 貴公司全資附屬公司）收購香港中華煤氣31,159,000股股份，價錢介乎每股港幣16.59元至港幣18.15元之間，總代價港幣544,500,000元。自此以後， 貴公司實益擁有香港中華煤氣已發行股本約39.06%。

(c) 於二零零七年十月二日， 貴公司（作為賣方）與恒基地產（作為買方）訂立一份有條件協議（「協議」），據此，恒基地產及其附屬公司（「恒基地產集團」）將透過收購 貴公司於兩間全資擁有之投資控股附屬公司（名為Macrostar Investment Limited及Timpani Investments Limited（統稱「出售公司」））之權益及出售公司及其附屬公司所欠之股東貸款（如有），而收購 貴集團於香港中華煤氣之所有權益（即2,366,934,097股香港中華煤氣股份或其已發行股本總額約39.06%）（「交易」）。交易之代價為約港幣42,860,000,000元（此數目乃根據緊接二零零七年十月二日前十個交易日之香港中華煤氣平均收市價為港幣18.108元而釐定），並包括(i)向 貴公司發行之股份權益票據，股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份；及(ii)現金港幣3,707,000,000元。按照緊接二零零七年十月二日前十個交易日之恒基地產平均收市價為港幣61.475元計算，636,891,425股恒基地產股份之總值約為港幣39,153,000,000元。

貴公司董事亦建議股東批准以下各項：(i)削減 貴公司之股份溢價賬約港幣4,216,000,000元（「削減股份溢價賬」）；及(ii) 貴公司向其股東分派(a)根據上文所述之股份權益票據就於出售事項完成時 貴公司每股已發行股份將獲配發0.209股恒基地產股份之權益；及(b)倘削減股份溢價賬成為無條件時，就 貴公司每股已發行股份港幣1.21元現金。

	主要業務	已發行股本資料		貴公司應佔實際權益百分比	
		普通股股數	票面值	直接	間接
			港幣		
I	*酒店業務*				
	香港麗東酒店有限公司	2	1	100	–
	九龍麗東酒店有限公司	2	1	100	–
J	*清潔及保安服務*				
	麗雅清潔服務有限公司	2	1	–	100
	宏力保安服務有限公司	10,000	1	–	100
		^400	1	–	25
K	*資訊科技*				
	恒基數據庫有限公司#	2	1	–	100
	名氣佳網上業務有限公司#	2	1	–	100

* 無表決權遞延股份

^ 優先股

貴公司於二零零五年及二零零六年六月三十日間接持有此等附屬公司之股權百分比分別為66.67%及78.69%。

	主要業務	已發行股本資料 普通股股數	 票面值 *港幣*	貴公司 應佔實際權益百分比 直接	 間接
	Multiglade Holdings Limited (於英屬處女群島註冊成立)	1	美元1	—	100
	Paillard Investment Limited	2	1	—	100
		* 2	100	—	100
	Pataca Enterprises Limited (於英屬處女群島註冊成立)	1	美元1	100	—
	Podar Limited (於英屬處女群島註冊成立)	1	美元1	100	—
	Puretech Investment Limited	2	1	—	100
	Rejoice Investments Limited (於英屬處女群島註冊成立)	1	美元1	100	—
	Rena Limited # (於英屬處女群島註冊成立)	1	美元1	—	100
	兆堅建業有限公司	1,500	1	100	—
		* 150,000	100	100	—
	Superweb Limited# (於英屬處女群島註冊成立)	1	美元1	—	100
	Threadwell Limited (於英屬處女群島註冊成立)	1	美元1	—	100
	Topgoal Limited (於英屬處女群島註冊成立)	1	美元1	—	100
	利耀發展有限公司	2	1	100	—
	Wiselin Investment Limited	2	1	—	100
E	*物業管理*				
	冠威發展物業管理有限公司	2	1	100	—
F	*管理及代理服務*				
	恒基發展物業代理有限公司	12,000	1	—	100
G	*百貨業務*				
	千色店有限公司	2	1	—	100
H	*酒店管理*				
	恒基兆業發展酒店管理有限公司	2	1	100	—

主要業務	已發行股本資料 普通股股數	票面值 *港幣*	貴公司應佔實際權益百分比 直接	間接
C *財務*				
恒基數碼財務有限公司#	2	1	—	100
D *控股投資*				
仁嘉發展有限公司	2	1	100	—
Aynbury Investments Limited (於英屬處女群島註冊成立)	1	美元1	100	—
Citistore (China) Limited	2	1	—	100
祥貴發展有限公司	2	1	100	—
Data Tower Holdings Limited # (於英屬處女群島註冊成立)	2	美元1	—	100
Dowell Limited # (於英屬處女群島註冊成立)	1	美元1	—	100
Evas International Limited (於英屬處女群島註冊成立)	1	美元1	100	—
Felix Technology Limited (於英屬處女群島註冊成立)	1	美元1	—	100
Graf Investment Limited	2	1	—	100
	* 2	100	—	100
Hansom Technology Limited # (於英屬處女群島註冊成立)	1	美元1	—	100
Higgins Holdings Limited (於英屬處女群島註冊成立)	1	美元1	—	100
Kingsview International Limited (於英屬處女群島註冊成立)	1	美元1	100	—
Konet Investment Limited # (於英屬處女群島註冊成立)	2	美元1	—	100
Laidstone Investments Limited (於英屬處女群島註冊成立)	1	美元1	100	—
Max-mercan Investment Limited	2	10	100	—
Mount Sherpa Limited	2	1	—	100
	* 2	10	—	100

(b) *截至二零零五年及二零零六年六月三十日止年度之主要附屬公司(已於截至二零零七年六月三十日止年度出售)*

主要業務	已發行股本資料		貴公司應佔實際權益百分比	
	普通股股數	票面值 *港幣*	直接	間接
A *物業發展*				
凱康有限公司	2	1	100	–
波加置業有限公司	20,000	100	100	–
高來置業有限公司	200	100	100	–
好達置業有限公司	2	1	100	–
德美置業有限公司	20,000	100	100	–
富納置業有限公司	10,000	100	100	–
溢至投資有限公司	2	1	100	–
Gesund Investment Company Limited	2	100	100	–
祖利任有限公司	2	1	100	–
利先置業有限公司	4	100	50	25
Saxophon Limited	3,000,000	1	100	–
星飛有限公司	2	1	100	–
Vignette Investment Limited	2	1	100	–
B *物業投資*				
波雅置業有限公司	2	100	100	–
	* 1,000	100	100	–
世欣發展有限公司	2	1	100	–
廸加置業有限公司	2	1	100	–
	* 2	1	100	–
迪靈傑置業有限公司	2	1	100	–
	* 2	1	100	–
怡福發展有限公司	2	1	100	–
怡運發展有限公司	2	1	100	–
新福有限公司	2	1	–	100
旺偉發展有限公司	1,000	1	100	–
金龍建業有限公司	12,200	100	100	–
鴻順置業有限公司	20,000	100	100	–
依時威置業有限公司	2	1	100	–
捷高置業有限公司	2	1	100	–
名士威有限公司#	2	1	–	100
貫天置業有限公司	10,000	1	100	–
希祿發展有限公司	10,000	1	–	100
Vansittart Investment Limited	2	1	100	–
偉城企業有限公司#	2	1	–	100

	附註	實繳股本	貴公司應佔實際權益百份比	
			直接	間接
C　*基建項目*				
杭州恒基錢江三橋有限公司	(i),(iii)	人民幣200,000,000元	–	55.69
馬鞍山環通公路發展有限公司	(ii),(iii)	人民幣99,450,000元	–	31.39
天津萬橋工程發展有限公司	(ii),(iii)	人民幣20,000,000元	–	44.84
天津津寧路橋建設發展有限公司	(ii),(iii)	人民幣23,680,000元	–	44.84
寧波唯達公路發展有限公司	(ii),(iii),(iv)	人民幣96,000,000元	–	24.89
寧波智領公路發展有限公司	(ii),(iii),(iv)	人民幣56,000,000元	–	24.89
寧波盈輝公路發展有限公司	(ii),(iii),(iv)	人民幣88,000,000元	–	24.89

(i) 該公司為中外合資經營企業並在中國內地經營業務。

(ii) 該等公司為中外合作經營企業並在中國內地經營業務。 貴集團可對該等公司行使控制權。

(iii) 附屬公司應佔溢利之百份比如下：

杭州恒基錢江三橋有限公司	–	60%
馬鞍山環通公路發展有限公司	–	首五年：80%；第二個五年，60%；餘下年期，70%
天津萬橋工程發展有限公司	–	70%
天津津寧路橋建設發展有限公司	–	首五年：80%；第二個五年，60%；餘下年期，70%
寧波唯達公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%
寧波智領公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%
寧波盈輝公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%

(iv) 該等公司於二零零六年及二零零七年六月三十日獲分類為出售集團(見附註卅一)。

Kingslee S.A.的母公司為恒基地產(為香港註冊成立之公眾有限責任公司，其股份於香港聯合交易所上市)。恒基地產編製供公眾使用的財務報表(其包括 貴集團之財務報表)。

四十 主要附屬公司列表

以下詳列根據公司董事之意見對 貴集團之業績及資產有重要影響之附屬公司。除特別註明外，所有主要附屬公司皆在香港註冊及經營業務。主要附屬公司並沒有於結算日發行任何債券。

(a) *截至二零零五年、二零零六年及二零零七年六月三十日止年度之主要附屬公司*

主要業務	已發行股本資料		貴公司應佔實際權益百份比	
	普通股股數	票面值 *港幣*	直接	間接
A *控股投資*				
中國投資集團有限公司	300,000	1,000	–	64.06
迪斯利置業有限公司	2	1	–	100
	*1,000	1	–	100
恒基數碼科技有限公司(於開曼群島註冊成立)	4,235,913,616	0.1	–	100
Henderton Profits Limited(於英屬處女群島註冊成立)	1	美元1	–	64.06
Luxrich Limited(於英屬處女群島註冊成立)	10	美元1	80	12.81
Macrostar Investment Limited	2	1	100	–
Medley Investment Limited	2	1	–	100
	*2	100	–	100
隆添發展有限公司	2	1	–	92.81
Prominence Development Limited(於英屬處女群島註冊成立)	3,692,100	美元1	–	64.06
Timpani Investments Limited(於英屬處女群島註冊成立)	1	美元1	100	–
Uniland Development Limited	2	1	100	–
Vigorous Developments Limited(於英屬處女群島註冊成立)	10,000	美元1	–	44.84
B *財務*				
Henderson Investment Credit (2004) Limited	2	1	100	–
St. Helena Holdings Co. Limited(於英屬處女群島註冊成立)	3	美元1	100	–

根據未可解除經營租賃在日後應付之最低租賃款額總數如下：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
一年內到期	22.3	12.2	–
一年後至五年內到期	15.3	5.4	–
	37.6	17.6	–

卅八 重大關連人士交易

除披露於各財務資料其他地方內之交易外， 貴集團訂立以下之重大關連人士交易。

(a) *關連人士之交易*

貴集團於各年度內訂立以下之重大關連人士交易：

	同母系附屬公司			聯營公司		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
持續營運業務						
利息支出	0.5	0.8	2.4	–	–	–
利息收入	–	–	–	2.8	4.0	4.4
已終止營運業務						
會計費用	2.9	–	–	–	–	–
代理人佣金	10.5	1.2	2.1	–	–	–
大廈管理費	34.2	6.1	5.3	–	–	–
維修費	–	15.6	15.5	–	–	–
租金支出	85.1	93.8	–	2.2	1.1	1.4
清潔服務收入	7.0	0.9	0.8	–	0.1	–
酒店管理收入	–	–	1.0	–	–	–
租金收入	11.3	5.1	3.7	–	–	–
警衛服務收入	29.9	–	–	–	–	–

(b) *主要管理層成員之酬金*

貴集團主要管理層成員之酬金載列於附註十內。

卅九 母公司及最終控股公司

董事認為， 貴公司之母公司及最終控制人士分別為Kingslee S.A.(為巴拿馬共和國註冊成立之私人有限責任公司)及恒基兆業有限公司(為香港註冊成立之私人有限責任公司)。以上公司並無編製供公眾使用的財務報表。

卅五 資本承擔

於結算日， 貴集團於本財務資料內未計提資本承擔項目如下：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
已簽約：			
－物業、廠房及設備收購、物業發展及裝修費用	21.0	34.2	–
－系統發展之成本	0.3	–	–
	21.3	34.2	–

卅六 或然負債

於結算日， 貴公司之或然負債如下：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
貴公司為附屬公司向銀行發出之擔保	33.6	30.1	–

卅七 重要租賃安排

於二零零五年及二零零六年六月三十日， 貴集團為經營租賃之出租人及承租人。 貴集團為不可取消之經營租賃承擔詳情如下：

(a) *貴集團為出租人*

貴集團以經營租賃方式出租數項物業。該等租賃之基本年期一般為一至六年，於到期日後有權選擇重新商討條款及訂定新租約。或然租金收入乃按佔用該物業之相關業務營業額中若干百分比所超出每月租金固定部分者而計算。

根據未可解除經營租賃在日後應收之最低租賃款額總數如下：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
一年內到期	313.5	345.9	–
一年後至五年內到期	117.9	140.5	–
	431.4	486.4	–

(b) *貴集團為承租人*

貴集團以經營租賃方式承租數項物業及電訊網絡設備。該等租賃以六個月至十年租期且以固定租金而磋商，並於最初租賃期到期後有權選擇重新商討租約。該等租賃概無或然租金。

卅四　出售附屬公司及聯營公司

年內出售的附屬公司及聯營公司(詳情參閱附註九)的詳情載列如下：

	附註	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
出售附屬公司資產淨值：				
投資物業	十六	–	–	6,370.2
物業、廠房及設備		–	–	206.3
預付租賃款項		–	–	63.3
聯營公司權益		–	–	4,213.4
其他非流動資產		–	–	459.3
遞延税項資產		–	–	5.3
存貨		–	–	269.4
應收賬款及其他應收款		–	–	113.3
應收關連公司款		–	–	0.1
現金及現金等價物		–	–	4.9
銀行透支		–	–	(0.3)
應付賬款及其他應付款		–	–	(168.1)
應付關連公司款		–	–	(2.3)
本期税項準備		–	–	(40.1)
遞延税項負債		–	–	(717.7)
		–	–	10,777.0
釋放公允價值儲備		–	–	(250.0)
		–	–	10,527.0
出售聯營公司應佔資產淨值		–	–	654.4
出售附屬公司及聯營公司淨盈利		–	–	930.0
		–	–	12,111.4
支付方式：				
現金				
－出售附屬公司		–	–	11,383.6
－出售聯營公司		–	–	727.8
		–	–	12,111.4
出售附屬公司淨現金及現金等價物流入：				
已收現金代價		–	–	11,383.6
出售現金及現金等價物		–	–	(4.6)
		–	–	11,379.0

(ii) *物業重估儲備*

物業重估儲備是有關於其他土地及樓宇。該其他土地及樓宇分類為投資物業，投資物業累計之增加公允價值由重新分類日包括在物業重估儲備中，及於報廢或出售有關物業時轉撥為保留溢利。

(iii) *公允價值儲備*

公允價值儲備為於結算日所持有可供出售證券之累計公允價值之淨變化及按照會計政策附註二(f)所載處理。

(iv) *滙兑儲備*

滙兑儲備中包括所有換算境外業務財務報表所產生滙兑差額。此儲備是按照會計政策附註二(u)所載處理。

(v) *可分派之儲備*

於二零零五年、二零零六年及二零零七年六月三十日　貴公司可分派之儲備分別為港幣5,823,100,000元、港幣6,150,900,000元及港幣2,823,700,000元。於結算日後，　貴集團董事擬派末期股息每股港幣1角5仙，總數為港幣457,100,000元。此項股息並未於二零零七年六月三十日確認為負債。

(c) *股本*

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
法定股本：			
二零零五年：3,600,000,000股； 二零零六年：3,600,000,000股； 二零零七年：5,000,000,000股普通股， 每股面值港幣2角	720.0	720.0	1,000.0
發行及繳足股本：			
二零零五年：2,817,327,395股； 二零零六年：3,047,327,395股； 二零零七年：3,047,327,395股普通股， 每股面值港幣2角	563.5	609.5	609.5

於二零零四年十二月六日舉行之股東週年大會上，通過普通決議案批准　貴公司透過增加600,000,000股每股面值港幣2角之額外普通股股份，以使　貴公司之法定股本由港幣600,000,000元增加至港幣720,000,000元。新普通股將與已發行之現有股份享有同等地位。

於二零零六年十二月十二日舉行之股東週年大會上，通過普通決議案批准　貴公司透過增加1,400,000,000股每股面值港幣2角之額外普通股股份，以使　貴公司之法定股本由港幣720,000,000元增加至港幣1,000,000,000元。新普通股將與已發行之現有股份享有同等地位。

於二零零六年四月十八日，230,000,000新普通股按配售價每股港幣13.55元配售予公司控制性股東。配售收入扣除費用淨額為港幣3,103,100,000元，其中港幣46,000,000元計入股本內及餘下港幣3,057,100,000元計入股份溢價內。新普通股將與已發行之現有股份享有同等地位。

普通股持有人有權收取不時宣派之股息，並於　貴公司大會上可就每股股份享有一票投票權，就　貴公司之剩餘資產而言，所有普通股享有同等權利。

(d) ***削減股份溢價***

根據於二零零七年五月十四日舉行之股東特別大會通過之特別決議案及於二零零七年六月五日香港特別行政區高等法院頒令，於二零零七年六月十三日(出售　貴公司若干附屬公司及聯營公司之完成日，參閱附註九(a))　貴公司股份溢價賬削減港幣5,000,000,000元，並根據香港《公司條例》的規定將相同金額計入　貴公司保留溢利內。

(e) ***儲備之性質及用途***

(i) *股份溢價*

股份溢價應用是受香港《公司條例》第48B條所管轄。

(b) 貴公司

	股本 港幣百萬元	股份溢價 港幣百萬元	資本儲備 港幣百萬元	保留溢利 港幣百萬元	權益總額 港幣百萬元
於二零零四年七月一日	563.5	6,158.6	3.5	5,234.0	11,959.6
批准屬於上年度之末期股息（附註十三(b)）	–	–	–	(338.1)	(338.1)
本年度溢利	–	–	–	1,293.5	1,293.5
本年度已宣派之中期股息（附註十三(a)）	–	–	–	(366.3)	(366.3)
於二零零五年六月三十日	563.5	6,158.6	3.5	5,823.1	12,548.7
於二零零五年七月一日	563.5	6,158.6	3.5	5,823.1	12,548.7
批准屬於上年度之末期股息（附註十三(b)）	–	–	–	(422.6)	(422.6)
發行股份（已扣除費用）	46.0	3,057.1	–	–	3,103.1
本年度溢利	–	–	–	1,146.6	1,146.6
本年度已宣派之中期股息（附註十三(a)）	–	–	–	(396.2)	(396.2)
於二零零六年六月三十日	609.5	9,215.7	3.5	6,150.9	15,979.6
於二零零六年七月一日	609.5	9,215.7	3.5	6,150.9	15,979.6
批准屬於上年度之末期股息（附註十三(b)）	–	–	–	(457.1)	(457.1)
削減股份溢價（附註(d)）	–	(5,000.0)	–	5,000.0	–
本年度溢利	–	–	–	7,762.7	7,762.7
本年度已宣派之股息（附註十三(a)）					
－中期股息	–	–	–	(396.2)	(396.2)
－現金發放	–	–	–	(15,236.6)	(15,236.6)
於二零零七年六月三十日	609.5	4,215.7	3.5	2,823.7	7,652.4

	貴公司股東應佔權益									
	股本	股份溢價	物業重估儲備	資本儲備	公允價值儲備	匯兌儲備	保留溢利	合計	少數股東權益	權益總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零六年七月一日	609.5	9,215.7	12.0	12.9	53.7	–	17,748.8	27,652.6	627.5	28,280.1
批准關於上年度之末期股息(附註十三(b))	–	–	–	–	–	–	(457.1)	(457.1)	–	(457.1)
換算香港以外地區附屬公司財務報表之匯兌差額	–	–	–	–	–	61.5	–	61.5	54.3	115.8
削減股份溢價(附註(d))	–	(5,000.0)	–	–	–	–	5,000.0	–	–	–
出售附屬公司撥轉至保留溢利	–	–	(12.0)	–	–	–	12.0	–	–	–
可供出售證券：										
－公允價值之變動	–	–	–	–	182.8	–	–	182.8	–	182.8
－減值虧損撥轉至損益	–	–	–	–	13.5	–	–	13.5	–	13.5
－出售附屬公司撥轉至損益	–	–	–	–	(250.0)	–	–	(250.0)	–	(250.0)
派款予少數股東	–	–	–	–	–	–	–	–	(90.3)	(90.3)
本年度溢利	–	–	–	–	–	–	5,391.1	5,391.1	78.1	5,469.2
本年度已宣派之股息(附註十三(a))										
－中期股息	–	–	–	–	–	–	(396.2)	(396.2)	–	(396.2)
－現金發放	–	–	–	–	–	–	(15,236.6)	(15,236.6)	–	(15,236.6)
已派少數股東股息	–	–	–	–	–	–	–	–	(104.5)	(104.5)
於二零零七年六月三十日	609.5	4,215.7	–	12.9	–	61.5	12,062.0	16,961.6	565.1	17,526.7

	本公司股東應佔權益									
	股本	股份溢價	物業重估儲備	資本儲備	公允價值儲備	匯兌儲備	保留溢利	合計	少數股東權益	權益總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零五年七月一日如過往所呈報	563.5	6,158.6	–	12.9	–	–	14,781.5	21,516.5	744.8	22,261.3
就商譽進行期初結餘調整	–	–	–	–	–	–	118.9	118.9	–	118.9
重新列報	563.5	6,158.6	–	12.9	–	–	14,900.4	21,635.4	744.8	22,380.2
批准屬於上年度之末期股息(附註十三(b))	–	–	–	–	–	–	(422.6)	(422.6)	–	(422.6)
發行股份(已扣除費用)	46.0	3,057.1	–	–	–	–	–	3,103.1	–	3,103.1
物業重估盈餘，扣除遞延稅項後淨額	–	–	12.0	–	–	–	–	12.0	3.2	15.2
可供出售證券公允價值之變動	–	–	–	–	53.7	–	–	53.7	–	53.7
增加附屬公司權益	–	–	–	–	–	–	–	–	(90.7)	(90.7)
本年度溢利	–	–	–	–	–	–	3,667.2	3,667.2	27.9	3,695.1
本年度已宣派之中期股息(附註十三(a))	–	–	–	–	–	–	(396.2)	(396.2)	–	(396.2)
已派少數股東股息	–	–	–	–	–	–	–	–	(57.7)	(57.7)
於二零零六年六月三十日	609.5	9,215.7	12.0	12.9	53.7	–	17,748.8	27,652.6	627.5	28,280.1

卅二 僱員退休計畫

貴集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃－恒基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款。僱主可運用已沒收之供款減低應付供款額。於截至二零零五年、二零零六年及二零零七年六月三十日止年度所動用之沒收供款分別為港幣200,000元、港幣100,000元及港幣零元。而於二零零五年、二零零六年及二零零七年六月三十日並無沒收供款結餘。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計晝。

貴集團僱員若非公積金或另項界定供款計劃之成員則參與強積金計劃。除強積金條例規定之最低利益外，　貴集團為參與強積金計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款可用以扣減僱主的日後供款。於截至二零零五年、二零零六年及二零零七年六月三十日止年度內並無動用沒收供款。

卅三 資本及儲備

(a) *貴集團*

	貴公司股東應佔權益									
	股本	股份溢價	物業重估儲備	資本儲備	公允價值儲備	滙兌儲備	保留溢利	合計	少數股東權益	權益總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零四年七月一日	563.5	6,158.6	–	12.9	–	–	11,978.2	18,713.2	755.8	19,469.0
批准屬於上年度之末期股息(附註十三(b))	–	–	–	–	–	–	(338.1)	(338.1)	–	(338.1)
增加附屬公司權益	–	–	–	–	–	–	–	–	(43.3)	(43.3)
本年度溢利	–	–	–	–	–	–	3,507.7	3,507.7	65.7	3,573.4
本年度已宣派之中期股息(附註十三(a))	–	–	–	–	–	–	(366.3)	(366.3)	–	(366.3)
已派少數股東股息	–	–	–	–	–	–	–	–	(33.4)	(33.4)
於二零零五年六月三十日	563.5	6,158.6	–	12.9	–	–	14,781.5	21,516.5	744.8	22,261.3

卅一 出售集團

於二零零六年三月二十九日，貴集團與寧波附屬公司（定義如下）之少數股東奉化市交通投資公司訂立出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司（統稱「寧波附屬公司」）全部權益，協議代價為人民幣70,000,000元（約為港幣72,200,000元）。於本財務資料刊發日期，此交易尚未完成，尚待全數代價款之收回。貴集團期望於二零零七年十二月三十一日或以前完成交易。

自寧波附屬公司被分類為待出售集團之各年度業績如下：

	二零零五年	**二零零六年**	**二零零七年**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
收入	–	15.6	17.8
支出	–	(4.4)	(6.5)
出售集團之本年度溢利	–	11.2	11.3

於二零零六年及二零零七年六月三十日寧波附屬公司之資產及負債分類為待出售，其主要之資產及負債如下：

	二零零五年	**二零零六年**	**二零零七年**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
資產			
物業、廠房及設備	–	2.8	3.2
收費高速公路經營權	–	374.8	414.4
應收賬款、按金及預付費用	–	0.5	0.2
銀行結存及現金（附註廿六）	–	0.5	2.0
分類為待出售之資產	–	378.6	419.8
負債			
應付費用	–	1.3	0.5
有抵押之銀行借款	–	169.4	–
應付少數股東款（附註）	–	69.6	254.9
分類為待出售之資產之相關負債	–	240.3	255.4
分類為待出售之淨資產	–	138.3	164.4

附註： 此賬項並無抵押，免息及並無固定還款期。

(ii) *貴公司*

於二零零五年、二零零六年及二零零七年六月三十日　貴公司並無重大暫時性差異，因此並未確認遞延稅項。

(b) *不予確認之遞延稅項資產*

	貴集團					
	二零零五年		二零零六年		二零零七年	
	稅務虧損／可扣減暫時性差異	遞延稅項資產	稅務虧損／可扣減暫時性差異	遞延稅項資產	稅務虧損／可扣減暫時性差異	遞延稅項資產
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
稅項虧損之未來利益						
香港						
－已由稅務局進行評估	344.7	60.3	286.6	50.2	－	－
－尚未經稅務局同意	843.9	147.7	810.9	141.9	－	－
香港以外地區	47.8	7.2	75.0	11.2	－	－
	1,236.4	215.2	1,172.5	203.3	－	－
可扣減暫時性差異	52.4	9.2	3.8	0.7	－	－
於六月三十日	1,288.8	224.4	1,176.3	204.0	－	－

貴集團並未就上述未使用稅務虧損及可扣減暫時性差異確認遞延稅項資產，原因為在有關稅務司法權區之實體能產生未來應課稅溢利及就此動用該等未使用稅務虧損及可扣減暫時性差異的可能性不大。

包括在於二零零五年及二零零六年六月三十日之未經確認稅項虧損中乃分別為港幣47,800,000元及港幣75,000,000元之數額，該等數額由彼等產生之年度起計可結轉最多至五年，餘下結餘分別為港幣1,188,600,000元及港幣1,097,500,000元之數額在現行稅務法例下並不會屆滿。

三十 遞延稅項

(a) *已確認之遞延稅項資產及負債*

(i) *貴集團*

於綜合資產負債表上確認之遞延稅項(資產)／負債組成部份及其於年度內之變動如下：

遞延稅項來自：	超過相關折舊的折舊免稅額	應收出售收費橋樑之收費權代價款	投資物業重估	稅項虧損	其他	合計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
於二零零四年七月一日	26.4	15.2	399.0	(6.6)	1.9	435.9
於損益計算表內(計入)／扣除	(1.1)	(0.6)	126.6	(6.1)	–	118.8
於二零零五年六月三十日	25.3	14.6	525.6	(12.7)	1.9	554.7
於二零零五年七月一日	25.3	14.6	525.6	(12.7)	1.9	554.7
於物業重估儲備內扣除	–	–	3.2	–	–	3.2
於損益計算表內(計入)／扣除	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
於二零零六年六月三十日	21.4	13.9	681.9	(29.5)	3.0	690.7
於二零零六年七月一日	21.4	13.9	681.9	(29.5)	3.0	690.7
滙兑調整	–	1.4	–	–	–	1.4
於損益計算表內扣除／(計入)	3.4	(1.1)	39.7	(7.5)	–	34.5
出售附屬公司	(24.8)	–	(721.6)	37.0	(3.0)	(712.4)
於二零零七年六月三十日	–	14.2	–	–	–	14.2

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
被確認於資產負債表內遞延稅項資產淨額	–	(3.2)	–
被確認於資產負債表內遞延稅項負債淨額	554.7	693.9	14.2
	554.7	690.7	14.2

於結算日， 貴集團之應付貿易賬款之賬齡分析如下：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
一個月內到期或按要求還款	123.5	103.0	4.9
一個月後但三個月內到期	43.0	39.2	20.0
三個月後但六個月內到期	3.3	2.8	10.3
六個月後到期	7.9	9.4	2.0
	177.7	154.4	37.2

廿九 應付關連公司款

	貴集團			貴公司		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
應付附屬公司款	–	–	–	269.7	228.6	1,151.9
應付同母系附屬公司款	–	–	1,653.2	–	–	–
應付聯營公司款	2.5	0.8	–	–	–	–
應付少數股東款	143.6	65.1	148.3	–	–	–
應付關連公司款 －分類為流動負債	146.1	65.9	1,801.5	269.7	228.6	1,151.9
應付同母系附屬公司款 －分類為非流動負債	301.1	120.2	–	–	–	–
	447.2	186.1	1,801.5	269.7	228.6	1,151.9

除於二零零五年、二零零六年及二零零七年六月三十日之應付同母系附屬公司款分別為港幣301,100,000元、港幣120,200,000元及港幣1,653,200,000元計息(利息參考香港同業拆息利率)以外，應付關連公司款均無抵押，免息及按要求償還。

廿七 銀行借款及透支

於二零零五年、二零零六年及二零零七年六月三十日， 貴集團銀行借款及透支償還期列示如下：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
一年內並已列入流動負債	126.9	87.8	22.7
一年後並已列入非流動負債			
一一年後但二年內	50.0	20.6	–
一二年後但五年內	85.7	5.5	6.2
	135.7	26.1	6.2
	262.6	113.9	28.9

於二零零五年、二零零六年及二零零七年六月三十日， 貴集團有抵押及無抵押銀行借款及透支如下：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
無抵押銀行透支	33.8	30.3	–
銀行借款			
一有抵押	228.8	55.6	28.9
一無抵押	–	28.0	–
	228.8	83.6	28.9
	262.6	113.9	28.9

於二零零七年六月三十日， 貴集團之銀行借款以 貴集團之收費高速公路經營權作抵押(參閱附註十九)。於二零零五年及二零零六年六月三十日， 貴集團若干銀行借款以 貴集團之收費高速公路經營權(參閱附註十九)及已抵押銀行存款港幣20,200,000元作抵押。

廿八 應付賬款及其他應付款

	貴集團			貴公司		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
應付貿易賬款	177.7	154.4	37.2	–	–	–
租按及其他應付款	103.6	126.6	148.8	5.0	5.5	19.7
	281.3	281.0	186.0	5.0	5.5	19.7

廿六　現金及現金等價物

	貴集團			貴公司		
	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
銀行定存	2,742.2	5,113.8	3,609.2	–	–	150.8
銀行存款及現金	37.8	43.0	74.9	0.2	0.3	13.1
資產負債表之現金及現金等價物	2,780.0	5,156.8	3,684.1	0.2	0.3	163.9
分類為待出售之現金及現金等價物(附註卅一)	–	0.5	2.0			
銀行透支(附註廿七)	(33.8)	(30.3)	–			
現金流量表之現金及現金等價物	2,746.2	5,127.0	3,686.1			

資產負債表之現金及現金等價物包括下列以實體功能貨幣以外之貨幣計值之金額：

	貴集團			貴公司		
	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年
	百萬	*百萬*	*百萬*	*百萬*	*百萬*	*百萬*
美元	美元141.2	美元146.3	美元0.1	–	–	–
日圓	日圓25.0	–	日圓172.7	–	–	–

於二零零五年及二零零六年六月三十日之現金及銀行結存及已抵押銀行存款及於二零零七年六月三十日之現金及銀行結存內，總額分別相等於港幣110,800,000元、港幣125,700,000元及港幣75,600,000元款項是存在中國內地及受中國外滙條例管制。

於結算日，貴集團之應收貿易賬款(扣除壞賬減值虧損)之賬齡分析如下：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
未逾期或逾期一個月內	115.0	31.2	16.9
逾期一至三個月內	16.4	35.3	34.7
逾期三至六個月內	4.4	17.0	45.4
逾期超過六個月	32.4	89.5	180.9
	168.2	173.0	277.9

廿五 應收關連公司款

	貴集團			貴公司		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
應收附屬公司款	–	–	–	10,444.2	13,835.5	7,102.9
應收聯營公司款	42.0	46.1	2.0	41.9	46.0	–
應收投資公司款	6.5	5.5	4.5	–	–	–
應收少數股東款	80.9	90.8	61.5	–	–	–
	129.4	142.4	68.0	10,486.1	13,881.5	7,102.9

除於二零零五年及二零零六年六月三十日之應收聯營公司款分別為港幣41,000,000元及港幣45,000,000元以最優惠利率加2%計息以外，應收關連公司款並無抵押，免息及按期內償還。

於二零零六年及二零零七年六月三十日，可供出售證券以公允價值列示，除非上市股本證券金額分別為港幣29,400,000元及港幣8,600,000元以外。由於該等股本證券的公允價值未能可靠地計量，因此該等股本證券按成本值減去減值虧損列示。

非流動應收款

非流動應收款主要為截至二零零四年六月三十日止年度 貴集團出售收費橋樑收入之權益應收代價款之非流動部份(以現值列示)。於二零零五年、二零零六年及二零零七年六月三十日之應收代價結餘分別為人民幣166,600,000元(相等於港幣155,400,000元)、人民幣150,600,000元(相等於港幣140,400,000元)及人民幣133,600,000元(相等於港幣137,700,000元)，並由二零零三年六月一日至二零一零年十月二十七日以每年收取人民幣28,100,000元(相等於港幣29,000,000元)及由二零一零年十月廿八日至二零一五年七月二十日以每年收取人民幣16,000,000元(相等於港幣16,500,000元)分期償還。於二零零五年、二零零六年及二零零七年六月三十日，流動部份分別為港幣22,500,000元、港幣23,700,000元及港幣27,700,000元，並已包括在「應收賬款及其他應收款」內(參閱附註廿四)。

廿三 存貨

	貴集團		
	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
零售貨品、酒店飲食存貨及貿易貨品	29.1	33.3	–
待出售之建成物業	259.1	276.2	–
	288.2	309.5	–

廿四 應收賬款及其他應收款

	貴集團			貴公司		
	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
應收貿易賬款	168.2	173.0	277.9	–	–	–
按金、預付費用及其他應收款	160.4	83.7	48.1	10.0	9.7	1.5
應收代價款(附註廿二)	22.5	23.7	27.7	–	–	–
	351.1	280.4	353.7	10.0	9.7	1.5

聯營公司財務資料概要：

	資產	負債	權益	收入	溢利
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
二零零五年	38,027.4	(11,973.0)	26,054.4	11,010.1	6,238.9
二零零六年	45,125.9	(15,773.1)	29,352.8	12,276.8	6,393.6
二零零七年	39,488.8	(13,763.7)	25,725.1	13,810.6	8,823.0

以上聯營公司財務資料概要呈列　貴集團於各結算日持有權益的聯營公司之業績、資產及負債。

截至二零零七年六月三十日止年度，聯營公司溢利包括中華煤氣出售十項城市燃氣管道合營項目權益予港華燃氣有限公司(前稱為百江燃氣控股有限公司)而產生之港幣2,235,700,000元溢利。

廿二　其他非流動資產

	貴集團		
	二零零五年	**二零零六年**	**二零零七年**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
持有至到期債務證券			
香港以外地區上市	11.5	11.5	—
投資證券／其他投資／可供出售證券			
香港上市	200.6	255.1	—
非上市	29.5	29.4	8.6
	230.1	284.5	8.6
非流動應收款	137.8	116.7	110.0
	379.4	412.7	118.6
上市證券市值	211.7	266.2	—

證券投資／可供出售證券

於二零零五年六月三十日，證券投資包括投資證券為港幣7,600,000元及其他投資為港幣222,500,000元。投資證券乃按成本減減值虧損列賬。其他投資按公允價值列示，而公允價值的變動在損益計算表中確認，惟非上市股本證券賬面值港幣21,900,000元則按成本減去減值虧損列賬，原因為彼等之公允價值並不能可靠地計量。

廿一 聯營公司權益

	貴集團			貴公司		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
非上市股份						
股份，成本值	–	–	–	164.2	164.2	–
應佔資產淨值	482.8	563.8	–	–	–	–
	482.8	563.8	–	164.2	164.2	–
香港上市股份						
聯營公司投資，已包括商譽	13,232.8	15,679.2	14,443.7	–	–	–
	13,715.6	16,243.0	14,443.7	164.2	164.2	–
上市聯營公司之市值	36,845.5	39,760.4	38,493.6	–	–	–

截至二零零七年六月三十日止年度，　貴集團出售若干聯營公司之所有權益，詳情列於附註九內。根據董事局意見，主要影響　貴集團於截至二零零五年、二零零六年及二零零七年六月三十日止年度內之業績及資產之聯營公司列載如下。除另有所指明外，所有聯營公司均在香港註冊成立及營運。

	貴集團擁有已發行普通股之百分比	**主要業務**
於香港上市		
香港中華煤氣有限公司（「中華煤氣」）	38.55	於香港生產、輸送與銷售燃氣，及經營與燃氣有關之業務，並於中國內地經營燃氣，水務及有關之業務。
香港小輪（集團）有限公司*	31.36	物業發展及投資
美麗華酒店企業有限公司*	44.21	酒店經營
非上市		
星際發展有限公司*	33.33	物業投資
名達置業有限公司*	50.00	物業發展

*　於截至二零零七年六月三十日止年度出售之聯營公司

十九 收費高速公路經營權

	貴集團		
	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
成本			
於七月一日	789.5	789.5	231.8
滙兑調整	–	–	24.4
轉撥至分類為待出售之資產(附註卅一)	–	(557.7)	–
於六月三十日	789.5	231.8	256.2
累計攤銷			
於七月一日	193.3	228.0	60.7
滙兑調整	–	–	6.5
本年度攤銷(附註七(c))	34.7	15.6	10.1
轉撥至分類為待出售之資產之沖銷(附註卅一)	–	(182.9)	–
於六月三十日	228.0	60.7	77.3
賬面值			
於六月三十日	561.5	171.1	178.9

收費高速公路經營權包括馬鞍山環通公路(「環路公路」)及浙江省省道#34及#36奉化段(於截至二零零六年六月三十日止年度內被轉撥至分類為待出售之資產)之經營權。

於一九九九年十二月十六日，安徽省人民政府授予 貴集團環通公路為期二十五年的收費權。於此二十五年期間， 貴集團擁有環通公路之管理及收費權。 貴集團需按有關市公路局的管理規定進行日常維修及運作。

於二零零五年、二零零六年及二零零七年六月三十日，收費高速公路經營權抵押予銀行以取得部份 貴集團的銀行借款(參閱附註廿七)。

收費高速公路經營權的本年度攤銷金額列入綜合損益計算表中的「直接成本」內。

二十 附屬公司權益

	貴公司		
	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
非上市股份，成本值	2,158.0	2,158.0	1,555.7

於截至二零零七年六月三十日止年度， 貴集團出售若干附屬公司之全部權益，詳情列於附註九內。主要附屬公司之資料詳列於附註四十內。

(b) *貴集團物業賬面淨值之分析如下：*

	酒店物業			其他樓宇			橋樑		
	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
於香港									
－長期租約	75.7	73.1	–	–	–	–	–	–	–
－中期租約	132.6	127.8	–	13.3	4.9	–	–	–	–
於香港以外地區									
－長期租約	–	–	–	0.4	0.3	–	–	–	–
－中期租約	–	–	–	2.5	–	–	406.8	398.3	592.5
	208.3	200.9	–	16.2	5.2	–	406.8	398.3	592.5

十八　預付租賃款項

	貴集團		
	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
於香港之租賃土地：			
－長期租約	16.7	16.5	–
－中期租約	65.6	48.1	–
	82.3	64.6	–
分類為：			
－非流動資產	80.6	63.3	–
－流動資產(包括於「應收賬款及其他應收款」內)	1.7	1.3	–
	82.3	64.6	–

	酒店物業	其他樓宇	橋樑	裝修、設備、傢俱、裝置及車輛	總值
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
累計折舊及減值虧損					
於二零零四年七月一日	81.8	8.1	133.1	218.9	441.9
本年度折舊	7.4	0.7	19.1	30.5	57.7
出售資產折舊撥回	–	–	(9.7)	(18.0)	(27.7)
於二零零五年六月三十日及二零零五年七月一日	89.2	8.8	142.5	231.4	471.9
本年度折舊	7.4	0.5	19.0	26.2	53.1
重新分類至投資物業	–	(3.7)	–	–	(3.7)
減值虧損	–	–	–	4.5	4.5
出售資產折舊撥回	–	–	–	(44.7)	(44.7)
轉撥至分類為待出售之資產之沖銷(附註卅一)	–	(1.3)	–	(1.7)	(3.0)
於二零零六年六月三十日及二零零六年七月一日	96.6	4.3	161.5	215.7	478.1
滙兑調整	–	–	17.6	1.0	18.6
本年度折舊	7.1	0.1	20.4	6.5	34.1
物業、廠房及設備撤除	–	–	–	(58.2)	(58.2)
出售資產折舊撥回					
－通過出售附屬公司	(103.7)	(4.4)	–	(101.2)	(209.3)
－其他	–	–	–	(20.4)	(20.4)
於二零零七年六月三十日	–	–	199.5	43.4	242.9
賬面淨值					
於二零零七年六月三十日	–	–	592.5	4.1	596.6
於二零零六年六月三十日	200.9	5.2	398.3	33.3	637.7
於二零零五年六月三十日	208.3	16.2	406.8	54.4	685.7

十七 物業、廠房及設備

(a) *貴集團*

	酒店物業 *港幣百萬元*	其他樓宇 *港幣百萬元*	橋樑 *港幣百萬元*	裝修、設備、傢俱、裝置及車輛 *港幣百萬元*	總值 *港幣百萬元*
成本					
於二零零四年七月一日	297.5	25.0	561.0	281.3	1,164.8
添置	–	–	–	22.8	22.8
出售	–	–	(11.7)	(18.3)	(30.0)
於二零零五年六月三十日及二零零五年七月一日	297.5	25.0	549.3	285.8	1,157.6
添置	–	–	10.5	17.9	28.4
重估盈餘	–	18.4	–	–	18.4
重新分類至投資物業	–	(30.1)	–	–	(30.1)
轉撥至分類為待出售之資產(附註卅一)	–	(3.8)	–	(2.0)	(5.8)
出售	–	–	–	(52.7)	(52.7)
於二零零六年六月三十日及二零零六年七月一日	297.5	9.5	559.8	249.0	1,115.8
滙兑調整	–	–	59.1	1.2	60.3
添置	–	–	173.1	2.4	175.5
物業、廠房及設備撇除	–	–	–	(75.6)	(75.6)
出售					
－通過出售附屬公司	(297.5)	(9.5)	–	(108.6)	(415.6)
－其他	–	–	–	(20.9)	(20.9)
於二零零七年六月三十日	–	–	792.0	47.5	839.5

十六 投資物業

	貴集團		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
估值			
於七月一日	4,110.3	5,000.7	6,058.0
添置	0.1	–	92.7
由預付租賃款項轉至	–	16.0	–
由物業、廠房及設備轉至	–	26.4	–
本年度增加公允價值(附註九(b))	890.3	1,014.9	219.5
出售附屬公司(附註卅四)	–	–	(6,370.2)
於六月三十日	5,000.7	6,058.0	–

(a) *位於香港投資物業賬面淨值之分析如下：*

	貴集團		
	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
長期租約	1,369.4	1,615.9	–
中期租約	3,631.3	4,442.1	–
	5,000.7	6,058.0	–

(b) 貴集團之投資物業已於二零零五年及二零零六年六月三十日及二零零六年十二月三十一日由獨立估值行戴德梁行(其員工具備香港測量師學會資深會員之資格，且對被重估之物業所在位置及所屬類別有近期經驗)進行估值。重估乃以個別物業之公開市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加之可能性。

所有符合投資物業之定義而以經營租賃持有之物業已被分類為投資物業。

(c) 於二零零五年及二零零六年六月三十日，香港投資物業賬面值分別為港幣455,900,000元及港幣543,600,000元乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指 貴集團於該物業應佔權益而言。

二零零七年

	持續營運業務	已終止營運業務				
	基建項目	物業租賃	酒店業務	保安服務	其他	綜合
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
其他資料						
本年度資本性支出	174.2	92.7	–	0.2	1.1	268.2
攤銷及折舊	31.7	–	8.8	0.5	4.4	45.4
出售／撇除物業、廠房及設備之虧損	–	–	–	–	17.5	17.5

由於於二零零七年六月三十日，只剩餘基建項目之業務分部，故並無呈列於二零零七年六月三十日資產及負債之業務分部分析。

地區分部

除基建項目業務於中國內地運作外， 貴集團之業務皆於香港運作。呈列按地區分部之資料，分部營業額按顧客所在地區劃分。綜合總資產及資本支出乃按資產所在地區劃分。

	香港			中國內地			綜合		
	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	1,058.9	1,010.7	713.0	235.5	136.4	188.7	1,294.4	1,147.1	901.7
其他收入	6.9	7.4	3.3	1.9	1.0	3.9	8.8	8.4	7.2
對外收入	1,065.8	1,018.1	716.3	237.4	137.4	192.6	1,303.2	1,155.5	908.9
分配：									
－持續營運業務	–	–	–	237.4	137.4	192.6	237.4	137.4	192.6
－已終止營運業務	1,065.8	1,018.1	716.3	–	–	–	1,065.8	1,018.1	716.3
	1,065.8	1,018.1	716.3	237.4	137.4	192.6	1,303.2	1,155.5	908.9
綜合總資產	22,627.8	28,536.6	18,148.1	1,364.6	1,340.3	1,715.3	23,992.4	29,876.9	19,863.4
本年度資本性支出	21.3	17.3	94.0	1.6	11.1	174.2	22.9	28.4	268.2

二零零七年

	持續營運業務	已終止營運業務					
	基建項目	物業租賃	酒店業務	保安服務	其他	對銷	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
收入及業績							
營業額	188.7	370.1	90.9	65.3	186.7	–	901.7
其他收入	3.9	2.1	0.2	–	1.0	–	7.2
對外收入	192.6	372.2	91.1	65.3	187.7	–	908.9
分部業務間收入	–	0.1	–	0.8	3.8	(4.7)	–
總收入	192.6	372.3	91.1	66.1	191.5	(4.7)	908.9
分部業績	130.7	240.7	29.4	1.4	5.2		407.4
利息收入							221.3
上市投資證券股息收入							2.6
出售集團之本年度溢利							11.3
投資物業之公允價值增加							219.5
出售附屬公司及聯營公司盈利							930.0
未能分類之淨費用							(43.3)
融資成本							(4.1)
應佔聯營公司溢利減虧損							3,833.9
除税前溢利							5,578.6
所得税							(109.4)
本年度溢利							5,469.2

二零零六年

	持續營運業務	已終止營運業務				
	基建項目	物業租賃	酒店業務	保安服務	其他	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
資產負債表						
分部資產	1,214.5	6,316.7	276.4	21.5	430.0	8,259.1
聯營公司權益						16,243.0
應收聯營公司款						46.1
未能分類之資產						5,328.7
綜合總資產						29,876.9
分部負債	270.5	87.0	23.0	5.5	118.7	504.7
應付聯營公司款						0.8
未能分類之負債						1,091.3
綜合總負債						1,596.8
其他資料						
本年度資本性支出	11.1	–	0.8	0.6	15.9	28.4
攤銷及折舊	36.1	–	9.6	0.6	24.1	70.4
減值虧損：						
－應收賬款	–	0.4	0.6	–	0.3	1.3
－物業、廠房及設備	–	–	–	–	4.5	4.5
－收購附屬公司進一步權益所產生之商譽	–	–	–	–	161.8	161.8
出售／撇除物業、廠房及設備之虧損	–	–	–	–	7.8	7.8

二零零六年

	持續營運業務	已終止營運業務					
	基建項目	物業租賃	酒店業務	保安服務	其他	對銷	綜合
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
收入及業積							
營業額	136.4	613.8	95.3	64.8	236.8	–	1,147.1
其他收入	1.0	3.8	0.2	–	3.4	–	8.4
對外收入	137.4	617.6	95.5	64.8	240.2	–	1,155.5
分部業務間收入	–	19.8	–	0.5	6.1	(26.4)	–
總收入	137.4	637.4	95.5	65.3	246.3	(26.4)	1,155.5
分部業績	81.8	329.4	35.6	2.3	(173.2)		275.9
利息收入							124.2
上市投資證券股息收入							6.7
出售集團之本年度溢利							11.2
投資物業之公允價值增加							1,014.9
未能分類之淨費用							(32.0)
融資成本							(10.0)
應佔聯營公司溢利減虧損							2,489.1
除稅前溢利							3,880.0
所得稅							(184.9)
本年度溢利							3,695.1

二零零五年

	持續營運業務	已終止營運業務				
	基建項目	物業租賃	酒店業務	保安服務	其他	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
資產負債表						
分部資產	1,253.6	5,255.0	279.1	22.6	409.1	7,219.4
聯營公司權益						13,715.6
應收聯營公司款						42.0
未能分類之資產						3,015.4
綜合總資產						23,992.4
分部負債	20.1	79.2	18.6	8.6	141.7	268.2
應付聯營公司款						2.5
未能分類之負債						1,460.4
綜合總負債						1,731.1
其他資料						
本年度資本性支出	1.6	0.1	1.9	1.1	18.2	22.9
攤銷及折舊	55.4	–	9.2	0.8	28.7	94.1
應收賬款之減值虧損	–	1.7	(0.2)	–	4.2	5.7
出售／撇除物業、廠房及設備之虧損	2.1	–	–	–	–	2.1

二零零五年

	持續營運業務	已終止營運業務					
	基建項目	物業租賃	酒店業務	保安服務	其他	對銷	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
收入及業績							
營業額	235.5	609.8	99.3	98.5	251.3	–	1,294.4
其他收入	1.9	4.6	0.1	–	2.2	–	8.8
對外收入	237.4	614.4	99.4	98.5	253.5	–	1,303.2
分部業務間收入	–	26.3	–	0.1	3.5	(29.9)	–
總收入	237.4	640.7	99.4	98.6	257.0	(29.9)	1,303.2
分部業績	152.1	338.7	28.4	6.1	(10.5)		514.8
利息收入							52.8
投資證券股息收入							10.1
證券投資之未變現收益							26.0
投資物業之公允價值增加							890.3
商譽攤銷							(74.1)
轉撥至收入之收購折讓							6.3
未能分類之淨費用							(30.9)
融資成本							(13.0)
應佔聯營公司溢利減虧損							2,392.1
除稅前溢利							3,774.4
所得稅							(201.0)
本年度溢利							3,573.4

十五 分部資料

分部資料是按 貴集團的業務和地區分部作出呈述。由於業務分部資料對 貴集團的內部財務滙報工作意義較大，故已選為報告分部信息的主要形式。

業務分部

貴集團的主要業務分部如下：

持續營運業務

基建項目	–	基建項目投資

已終止營運業務

物業租賃	–	物業租金
酒店業務	–	酒店經營及管理
保安服務	–	提供保安服務
其他	–	其他業務

(b) *經調整後每股盈利*

經調整後每股盈利(不包括扣除遞延稅項後的投資物業公允價值之淨收益)乃根據以下 貴公司股東應佔溢利(經調整)，並按截至二零零五年、二零零六年及二零零七年六月三十日止年度內已發行普通股之加權平均數分別為2,817,327,395股、2,858,916,436股及3,047,327,395股計算：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
貴公司股東應佔溢利	3,507.7	3,667.2	5,391.1
投資物業公允價值改變之影響	(890.3)	(1,014.9)	(219.5)
投資物業之公允價值改變所產生之遞延稅項之影響	126.6	153.1	38.4
應佔聯營公司之投資物業之公允價值改變(扣除遞延稅項)之影響	(523.6)	(739.3)	(518.4)
經調整後盈利	2,220.4	2,066.1	4,691.6
盈利分配：			
持續營運業務	1,564.8	1,599.2	3,313.2
已終止營運業務	655.6	466.9	1,378.4
經調整後盈利	2,220.4	2,066.1	4,691.6
	港幣	*港幣*	*港幣*
經調整後每股盈利：			
由持續營運業務	0.56	0.56	1.09
由已終止營運業務	0.23	0.16	0.45
	0.79	0.72	1.54

於二零零七年六月三十日後擬派發之末期股息尚未在二零零七年六月三十日確認為負債。

(b) *屬於上一財政年度，並於本年度核准及支付予　貴公司股東之股息*

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
屬於上一財政年度，並於本年度核准及支付末期股息 二零零五年：每股港幣1角2分； 二零零六年：每股港幣1角5分； 二零零七年：每股港幣1角5分	338.1	422.6	457.1

十四 每股盈利

(a) *每股盈利 — 基本及攤薄*

(i) *由持續營運業務*

每股基本及攤薄盈利乃按　貴公司股東應佔溢利港幣1,761,200,000元、港幣1,928,000,000元及港幣3,626,300,000元，並按截至二零零五年、二零零六年及二零零七年六月三十日止年度內已發行普通股之加權平均數分別為2,817,327,395股、2,858,916,436股及3,047,327,395股計算。

(ii) *由已終止營運業務*

每股基本及攤薄盈利乃按　貴公司股東應佔溢利港幣1,746,500,000元、港幣1,739,200,000元及港幣1,764,800,000元，並按截至二零零五年、二零零六年及二零零七年六月三十日止年度內已發行普通股之加權平均數分別為2,817,327,395股、2,858,916,436股及3,047,327,395股計算。

十一 最高薪人士

貴集團五名最高薪人士(不包括董事),其酬金如下:

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
薪金、酬金、其他津貼及福利	5.2	5.2	5.3
退休金供款	0.2	0.1	0.1
酌定花紅	0.6	0.6	0.3
	6.0	5.9	5.7

彼等之薪酬介乎下列組別:

		員工數目	
	二零零五年	二零零六年	二零零七年
零-港幣1,000,000元	3	3	4
港幣1,000,001元-港幣1,500,000元	1	1	–
港幣2,000,001元-港幣2,500,000元	1	1	1
	5	5	5

十二 貴公司股東應佔溢利

於截至二零零五年、二零零六年及二零零七年六月三十日止年度, 貴公司股東應佔綜合溢利包括在 貴公司財務資料內列報之溢利分別為港幣1,293,500,000元、港幣1,146,600,000元及港幣7,762,700,000元。

十三 股息

(a) *關於各年度應付予 貴公司股東之股息*

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
已宣派中期股息每股港幣1角3分	366.3	396.2	396.2
現金發放:二零零五年:無; 二零零六年:無; 二零零七年:每股港幣5元	–	–	15,236.6
於結算日後擬派末期股息每股港幣1角5分	422.6	457.1	457.1
	788.9	853.3	16,089.9

根據二零零七年五月十四日舉行之股東特別大會上所通過之特別決議案,及在有關特別決議案之附帶條件獲得完成後,於二零零七年六月十三日 貴公司向當時之股東派發每股港幣5元現金發放,合共港幣15,236,600,000元。

	二零零七年				
	董事袍金	薪金、酬金其他津貼及福利	退休金供款	酌定花紅	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李兆基博士	20	8,404	—	—	8,424
李家傑	20	—	—	—	20
林高演	20	—	—	—	20
李家誠	20	—	—	—	20
李達民	20	—	—	—	20
孫國林	20	—	—	—	20
李鏡禹	20	—	—	—	20
劉壬泉	20	—	—	—	20
李　寧	20	—	—	—	20
郭炳濠	20	—	—	—	20
劉智強^	20	—	—	—	20
黃浩明	20	—	—	—	20
薛伯榮	20	—	—	—	20
非執行董事					
胡寶星爵士	20	—	—	—	20
阮北耀	20	—	—	—	20
梁希文	20	180	—	—	200
胡家驃	—	—	—	—	—
獨立非執行董事					
鄺志強	20	180	—	—	200
高秉強教授	20	180	—	—	200
胡經昌	20	180	—	—	200
	380	9,124	—	—	9,504

於二零零五年三月十八日辭任

~ 於二零零五年一月十日逝世

* 於二零零六年七月一日榮休辭任

^ 於二零零七年六月三十日榮休辭任

貴集團於截至二零零五年、二零零六年及二零零七年六月三十日止年度並無任何董事放棄或同意放棄任何酬金的安排。

若干董事於　貴公司之中間控股公司收取其於　貴集團之服務酬金。由於各董事之意見，將酬金按其服務分配予中間控股公司及其附屬公司之方法並不可行，故酬金未作分配。

	二零零六年				
	董事袍金	薪金、酬金其他津貼及福利	退休金供款	酌定花紅	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李兆基博士	60	6,291	–	–	6,351
李家傑	60	–	–	–	60
林高演	60	–	–	–	60
李家誠	60	–	–	–	60
李達民	20	–	–	–	20
何永勳*	20	–	–	–	20
孫國林	20	–	–	–	20
李鏡禹	20	–	–	–	20
劉壬泉	20	–	–	–	20
李　寧	20	–	–	–	20
郭炳濠	20	–	–	–	20
劉智強	20	–	–	–	20
黃浩明	20	–	–	–	20
薛伯榮	20	–	–	–	20
非執行董事					
胡寶星爵士	20	–	–	–	20
阮北耀	20	–	–	–	20
梁希文	20	180	–	–	200
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	20	180	–	–	200
高秉強教授	55	320	–	–	375
胡經昌	20	180	–	–	200
	595	7,151	–	–	7,746

(c) *截至二零零五年、二零零六年及二零零七年六月三十日止年度已終止營運業務淨現金流動如下：*

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
由營運活動之淨現金流入	397.7	150.3	217.3
由投資活動之淨現金流入	160.0	145.8	78.9
由融資活動之淨現金流出	(565.4)	(293.5)	(289.1)
已終止營運業務之淨現金(流出)／流入	(7.7)	2.6	7.1

十 董事酬金

董事酬金乃根據香港《公司條例》第161條披露如下：

	二零零五年				
	董事袍金 *港幣千元*	薪金、酬金 其他津貼 及福利 *港幣千元*	退休金供款 *港幣千元*	酌定花紅 *港幣千元*	總計 *港幣千元*
執行董事					
李兆基博士	40	–	–	–	40
李家傑	40	–	–	–	40
林高演	40	–	–	–	40
李家誠	40	–	–	–	40
李達民	20	–	–	–	20
何永勳	20	–	–	–	20
孫國林	20	–	–	–	20
李鏡禹	20	–	–	–	20
劉壬泉	20	–	–	–	20
李　寧	20	–	–	–	20
郭炳濠	20	–	–	–	20
劉智強	20	–	–	–	20
黃浩明	20	–	–	–	20
薛伯榮	20	–	–	–	20
張炳強*	20	–	–	–	20
非執行董事					
胡寶星爵士	20	–	–	–	20
阮北耀	20	50	–	–	70
梁希文	20	230	–	–	250
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	20	180	–	–	200
高秉強教授	40	260	–	–	300
胡經昌	20	90	–	–	110
吳樹熾~	20	90	–	–	110
	540	900	–	–	1,440

(ii) 於二零零六年十二月二日，　貴公司與陽光房地產投資信託基金(「陽光房地產基金」)集團訂立買賣協議，出售一間從事投資物業之附屬公司股份及該附屬公司所欠　貴公司之股東貸款。總現金代價約為港幣38,800,000元，產生之出售盈利約為港幣4,600,000元。

(b) *截至二零零五年、二零零六年及二零零七年六月三十日止年度，已終止營運業務之業績如下：*

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
營業額	五	1,058.9	1,010.7	713.0
直接成本		(516.7)	(454.8)	(373.8)
		542.2	555.9	339.2
其他收入／其他收益	六	39.6	14.9	7.1
分銷費用		(55.4)	(61.2)	(23.6)
行政費用		(132.2)	(143.8)	(53.3)
商譽攤銷		(7.6)	–	–
轉撥至收入之收購折讓		6.3	–	–
收購附屬公司進一步權益所產生之商譽減值(參閱以下附註)		–	(161.8)	–
未計入投資物業公允價值變動之經營溢利		392.9	204.0	269.4
投資物業之公允價值增加	十六	890.3	1,014.9	219.5
已計入投資物業公允價值變動之經營溢利		1,283.2	1,218.9	488.9
融資成本		(1.0)	(0.1)	–
應佔聯營公司溢利減虧損		636.5	690.2	429.7
除税前溢利	七	1,918.7	1,909.0	918.6
所得税	八(a)	(171.4)	(172.5)	(73.4)
本年度溢利		1,747.3	1,736.5	845.2
附屬公司及聯營公司之出售盈利淨額		–	–	930.0
		1,747.3	1,736.5	1,775.2

附註： 於二零零五年十二月八日，　貴公司及　貴集團聯營公司香港中華煤氣有限公司聯合通過將非全資擁有之附屬公司恒基數碼科技有限公司(「恒基數碼」)私有化。於這次私有化，　貴公司之收購成本超逾所佔恒基數碼之資產淨值並產生商譽約為港幣161,800,000元。董事參照恒基數碼之預測現金流量，認為該私有化所產生之商譽需要減值，並於二零零六年六月三十日已作全數減值虧損。

截至二零零五年、二零零六年及二零零七年六月三十日止年度之香港利得稅準備乃按該等年度之估計應課稅溢利之17.5%計算。香港以外稅項乃按有關司法管轄區適用稅率計算。 貴集團於中國內地經營之若干附屬公司，於年內享有若干免稅期及稅務優惠。

於二零零七年三月十六日，全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新中國企業稅法」)，所有內資和外資企業標準所得稅率從二零零八年一月一日起均為25%。新中國企業稅法提供了優惠稅率、指定行業和商業行為的稅收優惠政策、過渡期安排、以及應課稅利潤的確認等內容。於截至本財務資料核準並許可發出日止，實施細則還有待國務院頒佈。因此， 貴集團尚未能估計對於二零零七年六月三十日 貴集團的遞延稅項負債的影響(如有)。有待宣佈進一步細則時， 貴集團將會繼續評估其影響。

(b) ***稅項支出與會計溢利以適用稅率計算之對賬：***

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
持續及已終止營運業務之除稅前溢利	3,774.4	3,880.0	5,578.6
按香港利得稅率17.5%計算的稅項	660.5	679.0	976.3
不可抵扣的費用的稅項影響	41.1	30.9	26.1
毋須應課稅收益的稅項影響	(35.7)	(47.7)	(230.8)
應佔聯營公司溢利減虧損之稅項影響	(418.6)	(435.6)	(670.9)
本年度未予確認的稅務虧損的稅項影響	8.0	14.4	12.5
使用以前未予確認的稅務虧損	(36.6)	(25.6)	(13.9)
在其它司法管轄區經營的附屬公司因使用不同稅率的影響	(7.5)	(4.7)	(5.6)
以往年度準備(多計)／少計	(3.1)	(17.5)	14.7
其他	(7.1)	(8.3)	1.0
所得稅	201.0	184.9	109.4

九 已終止營運業務

(a) ***貴集團之已終止營運業務包括以下各項：***

(i) 根據 貴公司與恒基地產於二零零七年三月二十七日所簽訂之協議， 貴公司(i)出售若干附屬公司及聯營公司全部權益及(ii)轉讓此等公司欠 貴公司之貸款，以現金代價總額約為港幣12,072,600,000元售予恒基地產(「出售」)。詳情載於 貴公司二零零七年四月二十日之通函。出售已於二零零七年六月十三日完成(「完成」)，產生之出售盈利約為港幣925,400,000元。

自完成後及由二零零七年六月十四日開始， 貴集團終止有關於物業租賃、酒店業務、保安服務及其他業務，以及若干聯營公司之權益包括美麗華酒店企業有限公司及香港小輪(集團)有限公司。

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
經營租賃費用：最低租賃款項			
一物業租金	89.9	98.0	4.8
一電訊網絡設施	3.8	2.7	0.5
轉撥至收入之收購折讓	(6.3)	–	–
除直接支銷 二零零五年：港幣104,900,000元； 二零零六年：港幣109,900,000元； 二零零七年：港幣84,600,000元後 投資物業之租金收益*	(220.5)	(224.6)	(183.3)
其他除直接支銷後之租金收益*	(109.3)	(100.4)	(84.5)
待出售之建成物業減值撥回	–	(19.5)	–

* 包括在投資物業及其他物業所收之截至二零零五年、二零零六年及二零零七年六月三十日止年度之或然租金收入分別為港幣116,700,000元、港幣103,800,000元及港幣3,300,000元。

八　所得税

(a) ***綜合損益計算表內列報之所得税代表：***

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
本期税項－香港利得税			
本年度準備	57.2	57.5	39.4
以往年度準備(多計)／少計	(3.5)	(17.5)	14.7
	53.7	40.0	54.1
本期税項－中國內地			
本年度準備	28.1	12.1	20.8
以往年度準備少計	0.4	–	–
	28.5	12.1	20.8
遞延税項			
源自及撥回暫時性差異	118.8	132.8	34.5
	201.0	184.9	109.4
分配予：			
一持續營運業務	29.6	12.4	36.0
一已終止營運業務	171.4	172.5	73.4
	201.0	184.9	109.4

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
(b) **員工成本(包括董事酬金)**			
持續經營業務			
界定供款退休計劃之供款	0.1	0.1	0.1
薪酬、工資及其他福利	11.3	11.0	11.7
	11.4	11.1	11.8
已終止經營業務			
界定供款退休計劃之供款	9.2	8.0	4.2
薪酬、工資及其他福利	209.4	183.4	108.6
	218.6	191.4	112.8
(c) **其他項目**			
持續經營業務			
商譽攤銷	66.5	–	–
收費高速公路經營權攤銷	34.7	15.6	10.1
折舊	20.7	20.5	21.6
核數師酬金			
一核數服務	1.4	1.3	1.8
可供出售證券減值虧損	–	0.3	13.5
出售／撤除物業、廠房及設備之虧損	2.1	–	–
經營租賃費用：最低租賃款項			
一物業租金	0.2	0.7	0.9
已終止經營業務			
商譽攤銷	7.6	–	–
預付租賃款項攤銷	1.7	1.7	1.2
折舊	37.0	32.6	12.5
核數師酬金			
一核數服務	1.9	1.6	2.1
一非核數服務	–	0.1	3.3
出售成本			
一存貨	125.8	125.4	45.3
一待出售之建成物業	0.5	2.8	19.4
減值虧損			
一應收賬款	5.7	1.3	–
一物業、廠房及設備	–	4.5	–
出售／撤除物業、廠房及設備之虧損	–	7.8	17.5

六　其他收入／其他收益

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
持續營運業務			
非上市投資證券股息收入	4.7	–	–
滙兑盈利淨額	0.1	0.5	–
利息收入	51.5	123.4	220.1
其他收入	1.8	0.5	3.9
	58.1	124.4	224.0
已終止營運業務			
提前終止租務合約之賠償	0.3	0.4	0.5
上市投資證券股息收入	5.4	6.7	2.6
利息收入	1.3	0.8	1.2
贊助費	1.4	1.4	0.1
證券投資之未變現收益	26.0	–	–
其他收入	5.2	5.6	2.7
	39.6	14.9	7.1

七　除税前溢利

關於持續營運業務及已終止營運業務之除税前溢利已扣除／(計入)下列各項：

	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
(a) **融資成本**			
持續營運業務			
銀行借款及透支	11.5	9.0	1.7
須於五年內全數償還的其他貸款	0.5	0.9	2.4
	12.0	9.9	4.1
已終止營運業務			
須於五年內全數償還的其他貸款	1.0	0.1	–

(d) *外滙風險*

貴集團的外滙風險主要來自其在中國內地的業務(由於該業務的功能貨幣為人民幣)。如適當及符合成本效益時，　貴集團會參考該投資的將來人民幣融資要求及有關回報，以人民幣借款作融資。

整體而言，　貴集團的核心業務並沒有承受重大的外滙風險，而於截至二零零五年、二零零六年及二零零七年六月三十日止年度內　貴集團並未簽訂任何貨幣對沖合約。

(e) *價格風險*

貴集團的其他投資／可供出售投資於結算日均會按公允價值計量。因此，　貴集團須承擔證券的價格風險。管理層以設立不同風險水平的投資組合控制有關風險。

(f) *公允價值*

所有金融資產及負債於二零零五年、二零零六年及二零零七年六月三十日之賬面值與當日公允價值並無重大差異。

(g) *公允價值之估計*

上市投資之公允價值根據結算日之未扣除交易費用之買盤價列賬。　貴集團估計非上市權益投資之公允價值乃利用貼現現金流量技術釐定。於結算日，估計未來現金流量以管理層最佳估計及貼現率(為類似金融工具可得的市場有關貼現率)計算。

五　營業額

貴集團營業額包括租金收入、基建項目收益、酒店業務收益、提供保安服務及資訊科技服務、銷售物業及其他收入。各年度之營業額分析如下：

	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
持續營運業務			
通行費收入	235.5	136.4	188.7
已終止營運業務			
租金收入	609.8	613.8	370.1
酒店業務	99.3	95.3	90.9
保安服務	98.5	64.8	65.3
資訊科技服務	83.8	56.8	2.7
銷售物業	1.6	3.6	38.3
其他	165.9	176.4	145.7
	1,058.9	1,010.7	713.0

(b) *流動資金風險*

貴集團之庫務職能集中於總部。 貴集團之政策是按時監控現時及預期流動資金需要以確保貴集團能維持充足現金儲備及維持足夠主要財務機構之信貸額度預備以應付其於短期及長期之流動資金需要。

(c) *利率風險*

貴集團的利率風險主要來自銀行(參閱附註廿七)及同母系附屬公司(參閱附註廿九)之浮動利率借款。 貴集團緊密地監控利率風險及在有需要的情況下考慮對沖重大利率風險。 貴集團於截至二零零五年、二零零六年及二零零七年六月三十日止年度內並無訂立任何利率對沖工具。

關於計息財務資產及計息財務負債，下列表格顯示計息財務資產及計息財務負債於結算日及其重新定價期間或到期日(以較早者為準)的實際息率：

	二零零五年		
	固定／浮動	實際利率	一年內 *港幣百萬元*
銀行定存	固定	1.62%-3.75%	2,742.2
銀行結存	浮動	0%-1.32%	33.5
銀行借款及透支	浮動	5.7%-5.76%	262.6
應付同母系附屬公司款	浮動	3.69%	301.1

	二零零六年		
	固定／浮動	實際利率	一年內 *港幣百萬元*
銀行定存	固定	1.62%-5.28%	5,113.8
銀行結存	浮動	0%-3.1%	39.2
銀行借款及透支	浮動	5.02%-7.02%	283.3
應付同母系附屬公司款	浮動	4.16%	120.2

	二零零七年		
	固定／浮動	實際利率	一年內 *港幣百萬元*
銀行定存	固定	0.5%-4.37%	3,609.2
銀行結存	浮動	0.72%-1.95%	76.8
銀行借款及透支	浮動	6.33%-7.78%	28.9
應付同母系附屬公司款	浮動	4.11%	1,653.2

在評估公允價值時，估值師會根據現行市場類似物業之租賃租金收入,包括考慮其物業相同之地點及狀況、適當的折現率及預測未來的租金收入作為評估基準。根據估值報告,管理層判斷及認為評估之方法均能反映現行之市場狀況。

(b) *非流動資產之減值*

如果情況顯示物業、廠房及設備，及收費高速公路經營權之賬面值可能無法收回時，該等資產可能考慮減值及被測試減值。當資產的可收回數額減少至低於賬面值時，減值虧損便會被確認。可收回數額是其淨售價與使用價值兩者中的較高額。 貴集團需要重大的判斷去決定可回收數額，會使用相關的折讓率將估計未來現金流量折現至現值。

(c) *應收賬款之減值*

如果情況顯示應收貿易賬款之賬面值可能無法收回時，減值虧損便會被確認。 貴集團對應收貿易賬款之賬面值作定期審閱以確定應收貿易賬款之賬面值會否低於其可收回數額。 貴集團會參照應收貿易賬款之賬齡、債務人的信貸信譽及過往還款的狀況來估計未來現金流量。

四 財務風險管理

關於信貸、流動資金、利率、外滙及價格風險面對之風險從 貴集團業務之正常過程中產生。如下文所述，該等風險由 貴集團之財務管理政策與實務所限制。

(a) *信貸風險*

貴集團之信貸風險主要歸因於銀行存款、應收賬款及其他應收款，其他非流動資產及應收關連公司款。 貴集團設有特定信貸政策及持續審慎控制有關風險。

現金存款會存放在信貸良好的財務機構，而 貴集團亦對每一財務機構設置額度。鑑於該等財務機構擁有穩健信貸評級，管理層並不預期該等財務機構不能履行責任。

應收賬款及其他應收款包括應收通行費收入，應收租金，及其他應收賬款及其他應收款。有關應收通行費收入乃根據 貴集團與杭州有關政府部門訂立之合同條款由該政府部門代為收取。有關源自出租物業之租金收入，租戶須預先繳納每月租金及存放足夠的按金。有關其他應收賬款及其他應收款，所給予客戶的信貸條款乃鑑於每一客戶財政及過往還款的狀況作基準。在一般情況下，集團並無向客戶獲取抵押品。對逾期款項會採取定期審閱及跟進措施。應收賬款之賬齡分析乃按時編製及審慎監控使有關之信貸風險減至最低水平。預期未可收回之數額已計提足夠的減值虧損。

關於應收關連人士款，管理層緊密地監控貸款之可收回款項，確保就無法收回款項作出足夠之減值虧損。

貴集團所面對的最大信貸風險以資產負債表之每一財務資產之賬面值為限。 貴集團並無給予任何擔保致使 貴集團將面對信貸風險。

(ii) 貴集團與該人士均受共同控制；

(iii) 該人士為 貴集團之聯營公司或 貴集團為出資方的合營企業；

(iv) 該人士為 貴集團或其母公司之主要管理層人員的成員或該人士之近親家庭成員或受該等人士控制、或共同控制或重大影響之實體；

(v) 該人士為(i)項所指人士之近親家庭成員或受該等個人人士控制、或共同控制或重大影響之實體；或

(vi) 該人士屬提供予 貴集團或與 貴集團有關連人士的任何公司的僱員離職後福利計劃。

某一人士之近親家庭成員指在與實體交易時，可影響或受該個人影響的家庭成員。

(y) *分部報告*

分部是指 貴集團內可明顯劃分的組成部份，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔不同於其他分部的風險和回報。

按照 貴集團的內部財務報告模式， 貴集團為本財務資料選擇以業務分部為報告分部信息的主要形式，而地區分部則是次要的分部報告形式。

分部收入、支出、經營成果、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬款及物業、廠房及設備。分部收入、支出、資產及負債包含須在編製綜合財務報表時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產所產生的成本總額。

未能分配至分部的項目主要包括財務與企業資產、帶息借款、借款、税務結餘及企業與融資支出。

三　會計估計及判斷

在應用所述之 貴集團會計政策時之不確定性之主要來源及重大會計判斷如下：

(a) *投資物業估值*

乃根據附註十六所列示，投資物業經計及收入淨額並考慮到租約期滿時收入增加之可能性後，按本身公允價值於資產負債表內列賬。公允價值由獨立合資格估值師評估。

(v) *借貸成本*

借貸成本於產生期間在損益計算表中列支。

(w) *待出售之非流動資產及已終止營運業務*

(i) *待出售之非流動資產*

如非流動資產（或出售集團）之賬面值很可能透過銷售交易而非持續使用中所收回，而該非流動資產（或出售集團）能按現況中出售，則被劃歸為待出售。出售集團是指一組資產於同一交易中一併售出，而其負債則會轉移至交易中扣除。

在劃歸為待出售類別前，非流動資產（及已劃歸為待出售之出售集團的每項資產及負債）按重新分類前適用的會計政策計量。資產初始劃歸為待出售類別及至售出時，非流動資產（以下所述之若干資產除外），或出售集團會以賬面值及公允價值扣除出售之成本之較低者列值。在貴集團財務資料中沒有使用此量度政策的主要項目包括遞延税項資產、財務資產（於附屬公司及聯營公司除外）及投資物業。這些資產即使待出售，亦會繼續按附註二所載之政策處理。

只要非流動資產被分類為待出售，或被列入歸類為待出售之出售集團，該非流動資產即不予計提折舊或攤銷。

(ii) *已終止營運業務*

已終止營運業務是 貴集團業務的一部分，其營運及現金流動可與 貴集團其他業務清楚區分，且代表一項按業務或地區劃分的獨立主要業務，或作為出售一項按業務或地區劃分的獨立主要業務的單一統籌計劃一部分，或為一間純粹為轉售而收購的附屬公司。

倘若業務被出售或符合列為待出售項目的準則（參閱以上附註(i)）（如較早），則分類列為已終止營運業務。撤出業務時，有關業務亦會分類為已終止營運業務。

倘若業務分類為已終止營運業務，則會在損益計算表按單一數額呈列，當中包括：

- 已終止營運業務的除税後溢利或虧損；及
- 就構成已終止營運業務的資產出售組別，計量公允價值減銷售成本或於出售時確認的除税後盈利或虧損。

(x) *關連人士*

就本財務資料而言，以下人士被視為與 貴集團的關連人士：

(i) 該人士有能力，直接透過一個或多個中介人間接地控制 貴集團或於 貴集團之財務或營運決策上發揮重大影響或共同控制 貴集團；

(iv) *酒店業務*

酒店業務收入在提供該等服務後予以確認。

(v) *股息*

- 非上市投資的股息收入在股東收取款項的權利確立時確認。
- 上市投資的股息收入在投資項目的股價除息時確認。

(vi) *銷貨收入*

百貨業務之銷貨收入於貨物之擁有權與相關風險轉移予客戶後始入賬。

(vii) *銷售物業*

銷售持有待出售物業所產生的收入在簽訂買賣協議或有關政府部門發出入伙紙或建築完成證明書(以較遲的時間為準)時確認。

(viii) *提供保安／資訊科技服務*

提供保安／資訊科技服務的收入在提供服務後予以確認。

(u) *外幣換算*

集團實體主要以經營之經濟環境貨幣(即功能貨幣)計量財務資料。　貴公司的功能貨幣及列示貨幣為港幣，而財務資料以港幣呈列。

年內的外幣交易按交易日的外幣滙率換算。以外幣為單位的貨幣資產及負債則按結算日的外幣滙率換算，滙兑盈虧在損益計算表中確認。

以歷史成本計量的外幣非貨幣資產及負債是按交易日的外幣滙率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債按釐定公允價值當日的外幣滙率換算。

境外經營業務的業績按與交易日的外幣滙率相若的滙率換算為港幣。資產負債表項目則按結算日的外幣滙率換算為港幣。所產生的滙兑差額直接確認在權益的獨立組成部份中。收購境外經營業務合併計算時產生的商譽則按收購境外經營業務當日的外幣滙率換算。

出售境外經營業務時，已在權益中確認並與該境外經營業務有關的累計滙兑差額會包括在計算出售項目的損益內。

本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在　貴集團有法定行使權以本期所得稅項資產抵銷本期所得稅項負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

– 本期稅項資產和負債：　貴集團計劃按淨額基準結算，或同時變現該資產和清償該負債；或

– 遞延稅項資產和負債：這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

  – 同一應課稅實體；或

  – 不同的應課稅實體。這些實體計劃在日後每個預計有大額遞延稅項負債需要清償或大額遞延稅項資產可以收回的期間內，按淨額基準實現本期稅項資產和清償本期稅項負債，或同時變現該資產和清償該負債。

(s) *準備及或然負債*

倘若　貴集團或　貴公司須就已發生的事件承擔法律或推定義務，因履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這資源外流的可能性極低則除外。

(t) *收入確認*

如果經濟效益很可能會流入　貴集團，而收入和成本（如適用）又能夠可靠地計量時，收入便會根據下列基準在損益計算表中確認：

(i) *經營租賃之租金收入*

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內，以等額在損益計算表中確認；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部分。或然租金在其產生的會計期間內確認為收入。

(ii) *利息收入*

利息收入按實際利率法累計確認。

(iii) *通行費收入*

通行費收入在提供服務後予以確認。

(p) *現金及現金等價物*

現金及現金等價物包括銀行存款和現金、存放於銀行和其他財務機構的活期存款，以及短期和高流動性的投資。這些投資可以隨時換算為已知的現金額、價值變動方面的風險不大，並在購入後三個月內到期。就編製綜合現金流量表而言，現金及現金等價物也包括須於接獲通知時償還，並構成　貴集團現金管理一部份的銀行透支。

(q) *僱員福利*

薪金、年度獎金、有薪年假、界定供款計劃的供款和非貨幣性福利成本在僱員提供相關服務的年度內累計。

(r) *所得税*

本年度所得税包括本期所得税及遞延税項資產和負債的變動。本期所得税及遞延税項資產和負債的變動均在損益計算表內確認，但與直接確認為權益項目相關的，則確認為權益。

本期所得税是按本年度應課税收入根據已執行或在結算日實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

遞延税項資產和負債分別由可抵扣和應課税暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計税基礎的差異。遞延税項資產也可以由未利用可抵扣税務虧損和未利用税款抵減產生。

除了某些有限的例外情況外，所有遞延税項負債和遞延税項資產(只限於很可能獲得能利用該遞延税項資產來抵扣的未來應課税溢利)都會確認。支持確認由可抵扣暫時性差異所產生遞延税項資產的未來應課税溢利包括因轉回目前存在的應課税暫時性差異而產生的數額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或遞延税項資產所產生可抵扣虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時性差異是否足以支持確認由未利用可抵扣税項虧損和税款抵減所產生的遞延税項資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應税實體有關，並是否預期在能夠使用未利用可抵扣税務虧損和税款抵減撥回的同一期間內轉回。

不確認為遞延税項資產和負債的暫時性差異是產生自以下有限的例外情況：不可在税務方面獲得扣減由商譽所產生暫時性差異；不影響會計或應課税溢利的資產或負債的初始確認(如屬業務合併的一部分則除外)；以及投資附屬公司(如屬應課税差異，只限於　貴集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只限於很可能在將來轉回的差異)。

遞延税項是按照資產和負債賬面金額的預期實現或清償方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

貴集團會在每個結算日評估遞延税項資產的賬面金額。如果　貴集團預期不再可能獲得足夠的應課税溢利以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税溢利，有關減額便會轉回。

- 收費高速公路經營權；

- 預付租賃款項；

- 於附屬公司和聯營公司的投資(持有這些劃歸為待出售之投資(或包括在已劃歸為待出售之出售集團)者除外(參閱附註二(w)(i)))；及

- 商譽。

如果出現任何這類跡象，便會估計資產的可收回數額。此外，就商譽而言，不論是否有任何減值跡象存在， 貴集團也會每年估計其可收回數額。

- 計算可收回數額

  資產的可收回數額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預計未來現金流量會按照能反映當時市場對貨幣時間值和資產特定風險的評估的税前折現率，折現至其現值。如果資產所產生的現金流入基本上並非獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產類別(即現金產出單元)來釐定可收回數額。

- 確認減值虧損

  當資產或所屬現金產出單元的賬面金額高於其可收回數額時，便會在損益計算表中確認減值虧損。就現金產出單元確認的減值虧損會作出分配，首先減少已分配至該現金產出單元(或該組單元)的任何商譽的賬面金額，然後按比例減少該單元(或該組單元)內其他資產的賬面金額；但資產的賬面值不得減少至低於其個別公允價值減去出售成本後所得數額或其使用價值(如能釐定)。

- 轉回減值虧損

  就商譽以外的資產而言，如果用以釐定可收回數額的估計數額出現正面的變化，有關的減值虧損便會轉回；但商譽的減值虧損不會轉回。

  所轉回的減值虧損以假設在以往年度沒有確認任何減值虧損而應以釐定資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表中。

(n) *帶息借款*

帶息借款按公允價值減去應佔交易成本後初始確認。初始確認後，帶息借款以攤銷成本列賬，而成本與贖回價值之間的任何差異均以實際利率法於借款期內連同任何應付利息及費用在損益計算表中確認。

(o) *應付賬款及其他應付款*

應付賬款及其他應付款按公允價值初始確認，其後按攤銷成本入賬。

所出售存貨的賬面金額是在相關收入獲確認的期間內確認為支出。存貨數額撇減至可變現淨值和存貨的所有虧損都是在出現減值或虧損的期間內確認為支出。存貨的任何減值轉回會在轉回的期間內沖減列作支出的存貨額。

(l) *應收賬款及其他應收款*

應收賬款及其他應收款按公允價值初始確認，其後按攤銷成本減去呆壞賬減值虧損(參閱附註二(m))後列賬。

(m) *資產減值*

(i) *債務及權益證券投資和其他應收款的減值*

貴集團在每個結算日審閱已按成本或攤銷成本入賬的債務及權益證券投資和其他流動與非流動應收款或已劃歸的可供出售證券，以確定是否有客觀的減值證據。如有任何這類證據存在，便會釐定減值虧損並按以下方式確認：

– 就以成本列賬的非上市權益證券而言，減值虧損是以金融資產的賬面金額與以同類金融資產的當時市場回報率折現的預計未來現金流量現值之間的差額計量。權益證券的減值虧損不可轉回。

– 就以攤銷成本列賬的應收賬款、其他流動應收款及其他金融資產而言，減值虧損是以資產的賬面金額與以其初始實際利率(即在初始確認有關資產時計算的實際利率)折現的預計未來現金流量現值之間的差額計量。

  如果減值虧損在其後的期間減少，而且客觀上與減值虧損確認後發生的事件有關，減值虧損則應轉回損益。減值虧損的轉回不應使資產的賬面金額超過其在以往年度沒有確認任何減值虧損而應已釐定的數額。

– 就可供出售權益證券而言，已直接在權益中確認的累計虧損會從權益中轉出，並在損益中確認。在損益中確認的累計虧損是以收購成本(扣除任何本金償還和攤銷額)與當時公允價值之間的差額，並減去以往就該資產在損益計算表中確認的任何減值虧損後計算。

  已在損益計算表中確認的可供出售權益證券的減值虧損不會通過損益轉回。這些資產公允價值其後的任何增額會直接在權益中確認。

(ii) *其他資產的減值*

貴集團在每個結算日審閱內部和外來的信息，以確定以下資產是否出現減值跡象，或是以往確認的減值虧損(與商譽有關則除外)已經不再存在或可能已經減少：

– 物業、廠房及設備(按重估數額列賬的物業除外)；

其經營權攤銷按由22年至25年不等的經營年期以直線法撇除其成本。

收費高速公路經營權會在出售或在持續使用該資產不會為帶來經濟效益中終止確認。終止確認之收費公路經營權所產生之損益以估計出售所得款淨額與資產的賬面金額之間的差額釐定，並於出售當日在損益計算表中確認。

(j) *租賃資產*

倘 貴集團評定一項安排具有在協定期限內通過支付一筆或一系列款項，從而獲得使用於一特定資產或多項特定資產之權利，則該安排(由一宗交易或一系列交易組成)為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

(i) *貴集團租賃資產的分類*

對於 貴集團以租賃持有的資產，如果租賃使所有權的絕大部份風險和回報轉移至 貴集團，有關的資產便會劃歸為以融資租賃持有；如果租賃不會使所有權的絕大部份風險和回報轉移至 貴集團，則劃歸為經營租賃。除以經營租賃持有但在其他方面均符合投資物業定義的物業，會按照每項物業的基準劃歸為投資物業。如果劃歸為投資物業，其入賬方式會如同以融資租賃持有(參閱附註二(g))一樣。

(ii) *經營租賃費用*

如果 貴集團是以經營租賃獲得資產的使用權，則根據租賃作出的付款在租賃期所涵蓋的會計期間內，以等額在損益計算表中列支；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。租賃所涉及的激勵措施均在損益計算表中確認為租賃淨付款總額的組成部份。或然租金在其產生的會計期間內在損益計算表中列支。

以經營租賃持有土地的收購成本是按直線法在租賃期內攤銷，但劃歸為投資物業除外(參閱附註二(g))。

(k) *存貨*

存貨是以成本和可變現淨值兩者中的較低額入賬。成本和可變現淨值的釐定方法如下：

(i) *待出售之建成物業*

成本按未出售物業應佔該發展項目的土地和發展成本總額的比例釐定。可變現淨值是以估計售價(根據市場環境釐定)減去將於物業出售時產生的成本後所得數額。

(ii) *零售、餐飲存貨和外購商品*

成本是以加權平均成本法計算，並包括所有採購成本。可變現淨值是以日常業務過程中的估計售價減去銷售所需的估計成本後所得數額。

如果　貴集團以經營租賃持有物業權益以賺取租金收入及／或為資本增值，有關的權益會按每項物業的基準劃歸為投資物業。劃歸為投資物業的任何物業權益的入賬方式與以融資租賃(參閱附註二(j)(i))持有的權益一樣，而其適用的會計政策也跟以融資租賃出租的其他投資物業相同。

若投資物業由業主自用，即分類為物業、廠房及設備，於分類當日之公允價值變作成本(就會計而言)。

物業、廠房及設備若因改變用途而變成投資物業時，當賬面金額與公允價值之間產生差異為盈利時，盈利於轉賬當日被確認為物業重估儲備；若差異為虧損，虧損於轉賬當日確認於損益計算表中。直至該項目出售時，物業重估儲備被轉至保留溢利。

(h) ***物業、廠房及設備***

以下物業、廠房及設備項目於結算日按成本減去累計折舊和減值虧損(參閱附註二(m))後列賬：

- 酒店物業；
- 其他樓宇；
- 橋樑；及
- 其他廠房及設備項目。

其後成本只有在與該項目有關的未來經濟利益有可能流入　貴集團，而該項目的成本能可靠計量時，才包括在資產的賬面值。已更換零件的賬面值已被剔除入賬。

報廢或出售物業、廠房及設備項目所產生的損益以出售所得款項淨額與項目賬面金額之間的差額釐定，並於報廢或出售日在損益計算表中確認。

物業、廠房及設備項目的折舊是以直線法在以下預計可使用年限內沖銷其成本(已扣除估計殘值(如有))計算：

土地	按其未屆滿之地契年期計提
樓宇	按其未屆滿之地契年期或四十年(兩者中較短者)攤銷
橋樑	按經營期攤銷
其他	2至10年

如果物業、廠房及設備項目的組成部份有不同的可使用年限，有關項目的成本會按照合理的基準分配至各個部份，而且每個部份會分開計提折舊。　貴集團會每年審閱資產的可使用年限和殘值(如有)。

(i) ***收費高速公路經營權***

收費高速公路經營權是按成本減去累計攤銷及減值虧損(參閱附註二(m))後列賬。

於二零零五年七月一日前，商譽按直線法分二十年攤銷；並於每個結算日評估商譽有否出現減值跡象。由二零零五年七月一日起， 貴集團已終止對商譽作攤銷，而商譽是按成本減去累計減值虧損後列賬。商譽會分配至現金產出單元，並且每年接受減值測試(參閱附註二(m))。就聯營公司來說，商譽的賬面金額會計入所佔聯營公司權益的賬面金額中。

貴集團在被收購方的可辨別資產、負債和或然負債的公允價值淨額中所佔份額，超過業務合併的成本或於聯營公司的投資的部份，會即時在損益計算表中確認。

於年內出售的現金產出單元或聯營公司的任何應佔購入商譽均包括在計算出售項目的損益內。

(f) *其他債務和權益證券投資*

貴集團有關債務和權益證券投資(於附屬公司和聯營公司的投資除外)的政策如下：

於二零零五年七月一日前，債務或權益證券投資獲適當分類為「投資證券」、「其他投資」或「持有至到期證券」。「投資證券」乃按成本減減值虧損列賬；「其他投資」按公允價值計量，而公允價值的變動在損益計算表中確認；及「持有至到期證券」乃按攤銷成本減減值虧損列賬。

由二零零五年七月一日起，債務和權益證券投資是按公允價值初始列賬，除非公允價值利用估值技巧(其可變數只包括來自市場數據)作出可靠地預計。交易成本包括可分配之交易成本(以下特別註明則除外)；其後這些投資乃根據其分類以下列方式入賬：

貴集團有明確的能力和意願持有至到期的有期債務證券，劃歸為「持有至到期債務證券」。持有至到期債務證券是以攤銷成本減去減值虧損(參閱附註二(m))後記入資產負債表。

當權益證券無法在活躍市場取得報列市價，而且不能可靠地計量公允價值時，這些投資便會以成本減去減值虧損(參閱附註二(m))後在資產負債表確認。

其他不屬於以上類別的證券投資劃歸為可供出售證券。 貴集團會在每個結算日重新計量公允價值，由此產生的任何收益或虧損均直接在權益中確認；但滙兑收益及虧損(如屬債務證券等貨幣項目)則直接在損益計算表中確認。如為帶息投資，以實際利率法計算的利息會在損益計算表中確認。當終止確認或減值(參閱附註二(m))這些投資時，以往直接在權益中確認的累計收益或虧損會在損益計算表中確認。

貴集團會在承諾購入／出售投資或投資到期當日確認／終止確認有關的投資。

(g) *投資物業*

投資物業是指為賺取租金收入及／或為資本增值而以租賃權益(參閱附註二(j))擁有或持有的土地及／或建築物。

投資物業按公允價值記入資產負債表中。投資物業公允價值的變動，或報廢或出售投資物業所產生的任何收益或虧損均在損益計算表中確認。投資物業的租金收入是按照附註二(t)(i)所述方式入賬。

少數股東權益是指非　貴公司直接或透過附屬公司間接擁有之附屬公司淨資產的權益部分，而　貴集團並未與有關權益持有人協定任何附加條款，令　貴集團整體對該等權益產生符合金融負債定義之法定義務。少數股東權益在綜合資產負債表之權益部份內，與　貴公司股東應佔權益分開呈列。少數股東所佔　貴集團業績在綜合損益計算表呈列，以顯示本年度之總溢利或虧損於少數股東與　貴公司股東之間的分配。

如果歸屬少數股東的虧損超過其所佔附屬公司的權益，超額部分和歸屬少數股東的任何進一步虧損便會沖減　貴集團所佔權益；但如少數股東須履行具有約束力的義務，並且有能力作出額外投資以彌補虧損則除外。如果附屬公司其後錄得溢利，所有有關溢利便會分配為　貴集團的權益，直至　貴集團收回以往承擔的少數股東應佔虧損為止。

少數股東權益持有人貸款及該等持有人的其他合約責任視乎負債的性質，根據附註二(n)或二(o)在綜合資產負債表內列作財務負債。

貴公司資產負債表所列附屬公司投資是按成本減去減值虧損(參閱附註二(m))後列賬。　貴公司按股息收入及應收股息來計算入賬附屬公司的業績。

(d) *聯營公司*

聯營公司是指　貴集團或　貴公司對其有重大影響，但不是控制或聯合控制其管理層的實體；重大影響包括參與其財政和經營政策。

於聯營公司的投資是按權益法計入，並且以成本初始入賬，然後就　貴集團所佔該聯營公司資產淨值的收購後變動作出調整。綜合損益計算表涵蓋年內　貴集團所佔聯營公司的收購後除税後業績，包括年內已確認與聯營公司投資有關的任何商譽減值虧損(參閱附註二(e)及二(m))。

當　貴集團對聯營公司承擔的虧損額超過其所佔權益時，　貴集團所佔權益便會減少至零，並且不再確認額外虧損；但如　貴集團須履行法定或推定義務，或代聯營公司作出付款則除外。

貴集團與聯營公司之間交易所產生的未變現損益，均按　貴集團於聯營公司所佔的權益比率抵銷；但如能證明已轉讓資產出現減值，則會即時在損益計算表中確認有關未變現虧損。

貴公司資產負債表所示於聯營公司的投資，是按成本減去減值虧損(參閱附註二(m))後列賬。貴公司按股息收入及應收股息來計算入賬聯營公司的業績。

(e) *商譽*

商譽是指業務合併的成本或於聯營公司的投資，超過　貴集團在被收購方的可辨別資產、負債和或然負債的公允價值淨額中所佔份額的部份。

有關下文所載的新詮釋， 貴集團尚未能確定會否對 貴集團之經營業績及財務狀況構成重大影響。

		於以下日期或其後開始的會計期間適用
香港(國際財務報告詮譯委員會)－詮釋第十號	中期財務報告及減值	二零零六年十一月一日
香港(國際財務報告詮譯委員會)－詮釋第十一號	香港財務報告準則第二號－集團及國庫證券交易	二零零七年三月一日
香港(國際財務報告詮譯委員會)－詮釋第十二號	服務經營權安排	二零零八年一月一日

(b) *財務資料的編製基準*

截至二零零五年、二零零六年及二零零七年六月三十日止年度的財務資料涵蓋 貴集團及其所持有各聯營公司的權益。

除以下資產是按公允價值列賬(見下文載的會計政策)外，編製本財務資料時是以歷史成本作為計量基準：

－ 投資物業(參閱附註二(g))；及

－ 劃歸為其他投資／可供出售證券的金融工具(參閱附註二(f))。

分類為待出售之資產是按賬面值及公允價值減出售費用，以較低者列示(參閱附註二(w)(i))。

管理層需在編製符合《香港財務報告準則》的財務資料時作出對會計政策應用，以及資產、負債、收入和支出的報告數額構成影響的判斷、估計和假設。這些估計和相關假設是根據以往經驗和管理層因應當時情況認為合理的多項其他因素作出的，其結果構成了管理層在無法依循其他途徑即時得知資產與負債的賬面值時所作出判斷的基礎。實際結果可能有別於估計數額。

管理層會不斷審閱各項估計和相關假設。如果會計估計的修訂只是影響某一期間，其影響便會在該期間內確認；如果修訂對當前和未來期間均有影響，則在作出修訂的期間和未來期間確認。

有關管理層在應用《香港財務報告準則》時所作出對本財務資料有重大影響之判斷及估計的討論內容，已載列於附註三。

(c) *附屬公司和少數股東權益*

附屬公司為 貴集團所控制之實體。當 貴集團有權決定該實體的財政及經營政策從而獲取利益，則 貴集團已持有該實體之控制權。於評估控制時，現時可行使的潛在投票權已計算在內。

於附屬公司的投資由控制開始當日至控制終止當日合併計算。集團內部往來的結餘和交易，以及集團內部交易所產生的任何未變現溢利，會在合併時全數抵銷。集團內部交易所引致未變現虧損的抵銷方法與未變現收益相同，但抵銷額只限於沒有證據顯示已出現減值的部分。

(II) 財務資料附註

一　一般資料

恒基兆業發展有限公司(「貴公司」)於香港成立，其股份於香港聯合交易所有限公司上市。　貴公司註冊辦事處及主要商業地址為香港中環金融街八號國際金融中心二期七十二至七十六樓。

貴公司乃一投資控股公司，其附屬公司之主要業務包括物業租賃及發展，投資控股，基建項目，酒店業務及保安服務。於二零零七年六月十三日，　貴公司(i)出售若干附屬公司及聯營公司全部權益及(ii)轉讓該等企業欠　貴公司之貸款，予　貴公司之中介控股公司恒基兆業地產有限公司(「恒基地產」)。詳情載於附註九。隨出售後，　貴公司及其附屬公司(統稱「貴集團」)主要業務包括投資控股及基建項目。

二　主要會計政策

(a) *合規聲明*

財務資料是按照香港會計師公會頒佈的所有適用的《香港財務報告準則》(此統稱包含所有適用的個別《香港財務報告準則》、《香港會計準則》和詮釋)、香港公認會計原則和香港《公司條例》的規定編製。本財務資料同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是貴集團採用的主要會計政策概要。

香港會計師公會頒佈了多項新訂和經修訂的《香港財務報告準則》。這些準則於　貴集團及　貴公司之本會計期間首次生效。採用這些與　貴集團有關之新發展，對　貴集團本財務資料之當前及以往期間之營運業績與財政狀況沒有構成重大影響。

截至財務資料刊發日，香港會計師公會已頒佈若干修訂、新訂準則及詮釋，因在二零零七年六月三十日年度後才生效，本財務資料尚未採納該等新準則。

貴集團現正評估預期該等修訂、新訂準則及詮釋在首次應用期間的影響。至目前為止，　貴集團認為採納以下發展有可能導致須於財務資料中作出新增或修訂的披露事項。

		於以下日期或其後開始的會計期間適用
香港會計準則第一號(經修訂)	財務報表之呈報：資本披露	二零零七年一月一日
香港財務報告準則第七號	金融工具：披露	二零零七年一月一日
香港財務報告準則第八號	業務經營分部	二零零九年一月一日

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
融資活動				
派發股息予股東		(704.2)	(818.8)	(16,079.5)
派發股息予少數股東		(33.4)	(57.7)	(104.5)
借入／(償還)同母系附屬公司款		229.2	(180.9)	1,533.0
(償還)／借入少數股東款		(4.0)	(8.9)	139.4
借入／(償還)聯營公司款		2.5	(1.7)	(0.8)
派款予少數股東		–	–	(90.3)
發行股份(已扣除費用)		–	3,103.1	–
銀行新來借款		–	33.6	–
償還銀行借款		(53.3)	(9.4)	(248.9)
融資活動所(用)／得的現金淨值		(563.2)	2,059.3	(14,851.6)
現金及現金等價物之淨額增加／(減少)		931.7	2,380.8	(1,452.0)
於七月一日之現金及現金等價物		1,814.5	2,746.2	5,127.0
外幣兑換率改變之影響		–	–	11.1
於六月三十日之現金及現金等價物	廿六	2,746.2	5,127.0	3,686.1

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
營運活動所得的現金		548.2	570.9	351.0
已付稅款				
－香港		(40.4)	(141.1)	(62.2)
－香港以外		(23.7)	(14.7)	(4.5)
利息支出		(13.0)	(10.0)	(4.1)
營運活動所得的現金淨值		471.1	405.1	280.2
投資活動				
聯營公司及可供出售證券股息收入		938.2	901.9	907.8
利息收入		53.5	123.8	221.2
支付款項購買：				
－投資物業		(0.1)	–	(92.7)
－物業、廠房及設備		(22.8)	(28.4)	(52.2)
－證券投資／可供出售證券		(0.4)	(1.0)	(72.5)
支付收購進一步權益之款項:				
－附屬公司		(50.9)	(252.5)	–
－聯營公司		(23.7)	(814.6)	(32.7)
出售物業、廠房及設備收入		0.2	0.2	0.4
出售以下項目淨收入：				
－附屬公司及聯營公司		0.1	–	12,106.8
－證券投資／可供出售證券		40.8	–	69.8
贖回持有至到期之債務證券		–	–	11.5
釋放已抵押銀行存款		–	–	20.2
(增加)／減少投資公司欠款		(0.1)	1.0	0.9
減少／(增加)聯營公司欠款		85.4	(4.1)	(6.4)
減少／(增加)少數股東欠款		3.6	(9.9)	37.3
投資活動所得／(用)的現金淨值		1,023.8	(83.6)	13,119.4

綜合現金流量表

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
營運活動				
除税前溢利				
由持續營運業務		1,855.7	1,971.0	3,730.0
由已終止營運業務	九(b)	1,918.7	1,909.0	1,848.6
調整項目：				
利息收入		(52.8)	(124.2)	(221.3)
投資股息收入		(10.1)	(6.7)	(2.6)
商譽攤銷		74.1	–	–
轉撥至收入之收購折讓		(6.3)	–	–
證券投資之未變現收益		(26.0)	–	–
收費高速公路經營權攤銷		34.7	15.6	10.1
折舊		57.7	53.1	34.1
預付租賃款項攤銷		1.7	1.7	1.2
減值虧損：				
－收購附屬公司進一步權益所產生之商譽		–	161.8	–
－物業、廠房及設備		–	4.5	–
－可供出售證券		–	0.3	13.5
－應收賬款		5.7	1.3	–
出售／撇除物業、廠房及設備之虧損		2.1	7.8	17.5
出售可供出售證券之虧損		–	–	2.0
出售附屬公司及聯營公司之盈利	九(b)	–	–	(930.0)
待出售之建成物業減值撥回		–	(19.5)	–
投資物業之公允價值增加		(890.3)	(1,014.9)	(219.5)
應佔聯營公司溢利減虧損		(2,392.1)	(2,489.1)	(3,833.9)
融資成本		13.0	10.0	4.1
外幣兑換差異		–	–	7.0
營運資金變動前之經營溢利		585.8	481.7	460.8
(增加)／減少存貨		(2.1)	(1.8)	39.9
(增加)／減少應收賬款及其他應收款		(92.7)	90.0	(152.9)
增加應付賬款及其他應付款		57.2	1.0	3.2

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
分配予：				
一貴公司股東		3,507.7	3,732.9	5,398.9
一少數股東		65.7	31.1	132.4
		3,573.4	3,764.0	5,531.3
本年度宣派或批付的股息	卅三	(704.4)	(818.8)	(16,089.9)
已付少數股東股息	卅三	(33.4)	(57.7)	(104.5)
派款予少數股東	卅三	–	–	(90.3)
增加附屬公司權益	卅三	(43.3)	(90.7)	–
發行股份(已扣除費用)	卅三	–	3,103.1	–
於六月三十日之權益總額		22,261.3	28,280.1	17,526.7

綜合權益變動表

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
於七月一日之權益總額				
如過往所呈報：				
應佔：				
－貴公司股東		18,713.2	21,516.5	27,652.6
－少數股東		755.8	744.8	627.5
		19,469.0	22,261.3	28,280.1
有關商譽之期初結餘調整		–	118.9	–
重新列報		19,469.0	22,380.2	28,280.1
本年度直接於權益內確認之淨收益				
換算香港以外地區附屬公司財務報表之滙兑差額	卅三	–	–	115.8
可供出售證券公允價值之變動	卅三	–	53.7	182.8
物業重估盈餘，扣除遞延税項後淨額	卅三	–	15.2	–
本年度直接於權益內確認之淨收益		–	68.9	298.6
由權益轉賬				
可供出售證券減值虧損	卅三	–	–	13.5
公允價值儲備於出售附屬公司時變現	卅三	–	–	(250.0)
		–	–	(236.5)
本年度溢利		3,573.4	3,695.1	5,469.2
本年度已確認之收益及支出總額		3,573.4	3,764.0	5,531.3

資產負債表

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
非流動資產				
附屬公司權益	二十	2,158.0	2,158.0	1,555.7
聯營公司權益	廿一	164.2	164.2	–
其他非流動資產		4.9	–	–
		2,327.1	2,322.2	1,555.7
流動資產				
其他應收款	廿四	10.0	9.7	1.5
應收關連公司款	廿五	10,486.1	13,881.5	7,102.9
現金及現金等價物	廿六	0.2	0.3	163.9
		10,496.3	13,891.5	7,268.3
流動負債				
其他應付款	廿八	5.0	5.5	19.7
應付關連公司款	廿九	269.7	228.6	1,151.9
		274.7	234.1	1,171.6
流動資產淨值		10,221.6	13,657.4	6,096.7
資產淨值		12,548.7	15,979.6	7,652.4
資本及儲備	卅三			
股本		563.5	609.5	609.5
儲備		11,985.2	15,370.1	7,042.9
權益總額		12,548.7	15,979.6	7,652.4

	附註	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
非流動負債				
銀行借款	廿七	135.7	26.1	6.2
遞延税項負債	三十	554.7	693.9	14.2
應付關連公司款	廿九	301.1	120.2	—
		991.5	840.2	20.4
資產淨值		22,261.3	28,280.1	17,526.7
資本及儲備	卅三			
股本		563.5	609.5	609.5
儲備		20,953.0	27,043.1	16,352.1
貴公司股東應佔權益總額		21,516.5	27,652.6	16,961.6
少數股東權益		744.8	627.5	565.1
權益總額		22,261.3	28,280.1	17,526.7

綜合資產負債表

	附註	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元
非流動資產				
投資物業	十六	5,000.7	6,058.0	–
物業、廠房及設備	十七	685.7	637.7	596.6
預付租賃款項	十八	80.6	63.3	–
收費高速公路經營權	十九	561.5	171.1	178.9
聯營公司權益	廿一	13,715.6	16,243.0	14,443.7
其他非流動資產	廿二	379.4	412.7	118.6
遞延税項資產	三十	–	3.2	–
		20,423.5	23,589.0	15,337.8
流動資產				
存貨	廿三	288.2	309.5	–
應收賬款及其他應收款	廿四	351.1	280.4	353.7
應收關連公司款	廿五	129.4	142.4	68.0
已抵押銀行存款	廿七	20.2	20.2	–
現金及現金等價物	廿六	2,780.0	5,156.8	3,684.1
		3,568.9	5,909.3	4,105.8
分類為待出售之資產	卅一	–	378.6	419.8
		3,568.9	6,287.9	4,525.6
流動負債				
銀行借款及透支	廿七	126.9	87.8	22.7
應付賬款及其他應付款	廿八	281.3	281.0	186.0
應付關連公司款	廿九	146.1	65.9	1,801.5
本期税項準備		185.3	81.6	50.7
		739.6	516.3	2,060.9
分類為待出售之資產之相關負債	卅一	–	240.3	255.4
		739.6	756.6	2,316.3
流動資產淨值		2,829.3	5,531.3	2,209.3
總資產減流動負債		23,252.8	29,120.3	17,547.1

	附註	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
屬於本年度應付予 貴公司股東之股息	十三			
本年度已宣派中期股息		366.3	396.2	396.2
本年度已宣派現金發放		–	–	15,236.6
於結算日後擬派末期股息		422.6	457.1	457.1
		788.9	853.3	16,089.9
		港幣	*港幣*	*港幣*
每股盈利－基本及攤薄	十四(a)			
由持續營運業務		0.63	0.67	1.19
由已終止營運業務		0.62	0.61	0.58
		1.25	1.28	1.77

(I) 財務資料

綜合損益計算表

	附註	二零零五年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*
持續營運業務：				
營業額	五	235.5	136.4	188.7
直接成本		(75.1)	(47.0)	(49.5)
		160.4	89.4	139.2
其他收入／其他收益	六	58.1	124.4	224.0
行政費用		(39.9)	(43.0)	(44.6)
出售集團之本年度溢利	卅一	–	11.2	11.3
商譽攤銷		(66.5)	–	–
經營溢利		112.1	182.0	329.9
融資成本	七(a)	(12.0)	(9.9)	(4.1)
應佔聯營公司溢利減虧損		1,755.6	1,798.9	3,404.2
除税前溢利	七	1,855.7	1,971.0	3,730.0
所得税	八	(29.6)	(12.4)	(36.0)
持續營運業務之本年度溢利		1,826.1	1,958.6	3,694.0
已終止營運業務：				
已終止營運業務之本年度溢利	九	1,747.3	1,736.5	1,775.2
本年度溢利	卅三	3,573.4	3,695.1	5,469.2
溢利分配：				
貴公司股東				
－持續營運業務		1,761.2	1,928.0	3,626.3
－已終止營運業務		1,746.5	1,739.2	1,764.8
	十二	3,507.7	3,667.2	5,391.1
少數股東				
－持續營運業務		64.9	30.6	67.7
－已終止營運業務		0.8	(2.7)	10.4
		65.7	27.9	78.1
本年度溢利		3,573.4	3,695.1	5,469.2

貴集團截至二零零五年、二零零六年及二零零七年六月三十日止年度各年之綜合賬目(「相關財務報表」)乃根據香港財務報告準則(「香港財務準則」)而編製。 貴集團截至二零零七年六月三十日止年度之綜合賬目乃由羅兵咸永道會計師事務所審核，及 貴集團截至二零零五年及二零零六年六月三十日止年度之綜合賬目則由德勤•關黃陳方會計師行所審核，而審核工作乃根據香港會計師公會頒佈之香港審計準則而進行。

財務資料已根據相關財務報表編製，並經作出該等適當調整。

董事的責任

貴公司的董事須負責根據香港財務準則編製及真實而公平地列報相關財務報表及財務資料。這責任包括設計、實施及維護與編製及真實而公平地列報相關財務報表及財務資料相關的內部控制，以使其不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

申報會計師的責任

我們的責任是根據我們的查閱結果，對該等財務資料作出意見並將意見向 閣下報告。我們已查閱在有關期間的相關財務報表，並已按香港會計師公會頒佈的核數指引3.340「招股章程及申報會計師」執行該等所需的額外程序。

意見

我們認為，就本報告而言，財務資料已真實而公平地反映 貴集團及 貴公司於二零零五年、二零零六年及二零零七年六月三十日的事務狀況，以及 貴集團在有關期間的業績和現金流量。

以下為本公司之申報會計師羅兵咸永道會計師事務所(香港執業會計師)特為載入本通函而編製之報告全文。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈廿二樓

敬啟者:

本申報會計師(以下簡稱「我們」)謹此就以下第I至IV節所載恒基兆業發展有限公司(「　貴公司」)及其附屬公司(統稱為「　貴集團」)的財務資料(「財務資料」)列載報告如下,以供收錄於　貴公司於二零零七年十月二十日就　貴公司透過出售　貴公司全資附屬公司Macrostar Investment Limited及Timpani Investments Limited(其主要業務為控股投資香港中華煤氣有限公司(「香港中華煤氣」)的全數已發行股本及股東借款,建議出售香港中華煤氣之39.06%權益之通函(「通函」)內。此等財務資料包括於二零零五年、二零零六年及二零零七年六月三十日的綜合資產負債表及　貴公司的資產負債表,以及截至二零零五年、二零零六年及二零零七年六月三十日止年度各年(「有關期間」)的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

貴公司在一九七二年九月十二日根據香港《公司條例》於香港註冊成立為有限責任公司。

於本報告日期,　貴公司於附屬公司中所擁有的直接及間接權益已載列於下文第II節附註40。該等公司全部均為私人公司。

蓋公佈日期前十二個月期間)之股價表現大概一致。尤其是交易之付款架構為獨立股東提供靈活性，彼等可繼續透過持有恒基地產股份間接分享香港中華煤氣之前景及於認為合適之時出售恒基地產股份。因此，吾等推薦獨立股東投票贊成將於股東特別大會上提呈以批准協議之普通決議案。

此致

列位恒基兆業發展有限公司獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁　高級副總裁
劉志華　**洪琬貽**
謹啟

二零零七年十月二十日

盈利

誠如董事局函件所載，估計在完成時， 貴集團將確認交易獲利約港幣27,872,000,000元，即根據恒基地產平均收市價計算之代價價值(包括股份權益票據及現金)與香港中華煤氣權益現時賬面金額之差額。該出售收益將會視乎恒基地產股價之變動而有所更改，並將會按於完成日期之恒基地產股價及按適用會計標準規定，計及由二零零七年七月一日至完成日期止期間應佔香港中華煤氣資產淨值之變動而釐定。

營運資金

董事局經考慮 貴集團之可動用財務資源(包括內部產生資金但並無計及可動用之銀行融資額)後，認為自通函日期起至未來至少十二個月， 貴集團有足夠營運資金應付其現時需要。

推薦意見

經考慮上述主要因素及理由(尤其下列各項)後：

- 根據交易及建議分派之每股恒基發展股份之估計理論增值；

- 香港中華煤氣平均收市價及代價乃屬公平；

- 透過根據恒基地產平均收市價授予恒基地產股份權益以支付大部份代價，讓獨立股東可據此繼續間接分享香港中華煤氣之前景並靈活地讓彼等認為合適時出售恒基地產股份之付款架構；

- 恒基發展股份、香港中華煤氣股份及恒基地產股份於公佈前期間之過往股價表現相對恒生指數之表現；及

- 餘下集團之單一性專營基建業務性質及資產結構有助市場對餘下集團之未來潛力有更清晰之評估，

吾等認為，交易乃按正常商業條款進行，符合 貴公司及股東之整體利益，而其條款對貴公司及獨立股東而言屬公平合理。根據上文所載由吾等作出之分析，吾等並無強調恒基發展股份、香港中華煤氣股份及恒基地產股份之短期相對股價表現，理由為短期股價表現會受多項控制範圍以外之因素及市況所影響。此外，誠如上文所載由吾等作出之分析所述，按吾等所觀察，恒基發展、香港中華煤氣及恒基地產之過往股價表現與公佈前期間(涵

於浙江省杭州錢江三橋及安徽省馬鞍山環通公路之控股權益。下文載列摘錄自通函董事局函件： 貴公司經審核綜合賬目所載基建業務之若干財務資料概要：

	截至六月三十日止年度		
	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	236	136	189
股東應佔溢利	57	51	62

於二零零七年六月三十日，股東應佔基建業務資產淨值約為港幣644,000,000元。根據 貴集團於二零零七年六月三十日之經審核綜合資產負債表所示，經計及於二零零七年六月三十日後收購31,159,000股香港中華煤氣股份、收購中投35.9%餘下權益以及假設截至二零零七年六月三十日止年度之建議末期股息已經派付，股東應佔餘下集團資產總值及資產淨值如下：

	於完成分派後（不計及削減股份溢價）	於建議分派後（計及削減股份溢價）
	港幣百萬元	*港幣百萬元*
資產總值*(附註)*	7,927	4,240
包括現金*(附註)*	6,192	2,505
股東應佔資產淨值	5,228	1,541

附註： 包括一間同系附屬公司向 貴公司借出一筆貸款而產生之現金約港幣1,600,000,000元，已於二零零七年六月三十日後償還。

吾等注意到，中國經濟蓬勃發展及汽車擁有數目增加，令收費大橋及高速公路繼續受惠， 貴公司擬於完成後繼續物色其他中國基建投資項目。

6. 可能造成之財務影響

資產及負債

誠如通函附錄三餘下集團之未經審核備考綜合資產負債表所載，餘下集團之未經審核備考綜合資產總值將約為i)港幣8,583,000,000元（按於完成分派後但進一步分派前）；及ii)港幣4,896,000,000元（按於建議分派後）。於建議分派前後，餘下集團之未經審核備考綜合負債總額均約為港幣2,337,000,000元。

其他因素

儘管　貴公司於完成後將不再於香港中華煤氣持有任何權益，吾等注意到交易不會對香港中華煤氣之控制權造成變動。證監會企業融資部執行理事已豁免恒基地產因交易而須根據收購守則第26.1條附註6就香港中華煤氣股份提出全面收購建議之責任。即使進行交易，由於恒基地產透過擁有　貴公司67.94%控制權益而持有香港中華煤氣權益，本身已為香港中華煤氣一名控股股東。吾等認為，根據香港中華煤氣平均收市價評估香港中華煤氣權益之價值乃屬合理。

整體意見

經考慮上述各項(尤其下列各項)後：

- 公佈前期間香港中華煤氣及恒基地產之股價表現與整體市場表現之比較；
- 透過授予恒基地產股份權益償付大部分代價之付款架構讓獨立股東可繼續從香港中華煤氣之前景中間接受惠及於彼等認為時機適當時出售恒基地產股份；
- 根據香港中華煤氣平均收市價隱含之香港中華煤氣市盈率及市賬率與公用事業可資比較公司、燃氣可資比較公司及可資比較交易之隱含市盈率及市賬率之比較；
- 根據恒基地產平均收市價隱含之恒基地產市賬率與恒基地產可資比較公司之隱含市賬率之比較；
- 貴公司、香港中華煤氣及恒基地產於公佈前期間及公佈後期間之過往股價表現相對恒生指數之表現；及
- 交易將不會對香港中華煤氣之控制權造成變動之事實。

吾等認為，代價及其釐定基準及交易之付款架構對　貴公司及獨立股東而言乃屬公平合理。

5. 餘下集團

誠如董事局函件所述，於完成後，　貴公司將仍為一間上市公司，而餘下集團將繼續專注在中國經營基建業務。餘下集團之主要業務為在中國從事投資控股及基建業務，包括

份計算）。於評估恒基地產平均收市價是否公平時，由於恒基地產為恒生地產指數之成份股，故吾等已審閱同為恒生地產指數之成份股之其他上市物業公司（「恒基地產可資比較公司」）之市賬率，有關詳情如下：

恒基地產可資比較公司	市值 港幣百萬元 *（附註1）*	市賬率 （倍） *（附註2）*
長江實業（集團）有限公司	290,725	1.34
恒隆地產有限公司	138,336	2.55
信和置業有限公司	94,355	1.98
新鴻基地產發展有限公司	306,396	1.65
平均數		1.88
恒基地產 **（根據恒基地產平均收市價計算）** *（附註3）*	**119,420**	**1.30** *（附註4）*

附註：

1. 根據於最後交易日聯交所網站所報截至最後交易日（包括當日）之恒基地產可資比較公司10日平均收市價及股份數目計算。

2. 根據截至最後交易日（包括當日）之恒基地產可資比較公司10日平均收市價除以於最後實際可行日期可得到按照恒基地產可資比較公司最近期刊發財務業績之相關每股資產淨值（按於最後交易日聯交所網站所報之股份數目計算）計算。

3. 由於公佈刊發後恒基地產股份之價格已受市況及對交易之氣氛所影響，故恒基地產股份於最後實際可行日期之收市價並未用於分析。

4. 根據於二零零七年六月三十日之恒基地產平均收市價及股東應佔恒基地產集團經審核綜合資產淨值計算。

由上表可知，根據恒基地產平均收市價隱含之恒基地產市賬率較恒基地產可資比較公司之平均市賬率理想。

意見

經考慮上述分析後，吾等認為將用於釐定根據股份權益票據將予發行之恒基地產股份數目之恒基地產平均收市價乃屬公平合理。

恒基地產於公佈前期間及於公佈後期間相對於恒生指數之股價表現如下：

恒基地產股份相對於恒指表現之股價表現


65
60
55
50
45
40
收市價(港幣元)
32000
28000
24000
20000
16000
恒指
恒基地產平均收市價
恒基地產股份
恒指
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
二零零七年四月
二零零七年五月
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
最後交易日
最後實際可行日期

於公佈前期間，恒基地產股份通常按低於恒基地產平均收市價買賣，並於二零零七年三月十九日錄得最低收市價港幣41.95元，及於二零零七年九月十四日錄得最高收市價港幣63.10元。恒基地產股份之表現於公佈前期間前半時期大致上與恒生指數保持一致，並自二零零七年五月開始較恒生指數表現優勝。於公佈後期間，恒基地產股份之收市價介乎二零零七年十月四日港幣58.65元至二零零七年十月十日港幣61.95元之範圍，於最後實際可行日期之收市價為港幣61.45元。

恒基地產平均收市價之市賬率分析

由於恒基地產集團主要從事物業發展及投資業務，因此每年盈利(以至市盈率)將視乎該年度之物業單位及發展項目銷售而波動，吾等認為參照市賬率以分析恒基地產平均收市價是否屬公平乃更為合適。恒基地產平均收市價相當於市賬率約1.30倍，於二零零七年六月三十日之恒基地產股東應佔每股恒基地產股份經審核綜合資產淨值約港幣47.47元(根據恒基地產之股東應佔綜合資產淨值約港幣92,219,000,000元及已發行1,942,580,000股恒基地產股

付之絕大部分代價將分派予股東，將為獨立股東提供靈活性，彼等可繼續透過持有恒基地產股份間接分享香港中華煤氣之前景及於獨立股東認為合適之時出售恒基地產股份。經考慮上述因素後，吾等認為交易之付款架構對　貴公司及獨立股東而言乃屬公平合理。

c) ***恒基地產之股價表現***

貴公司根據交易將予接收根據股份權益票據將予發行之恒基地產股份數目，乃按恒基地產平均收市價釐定。於評估恒基地產平均收市價是否合理時，吾等已審閱恒基地產之股價，並與其他上市之可資比較物業公司進行市賬率分析。

恒基地產平均收市價乃指：

股價表現	**恒基地產平均收市價較恒基地產股份收市價溢價／(折讓)(%)**
– 於二零零七年九月二十八日(最後交易日)聯交所所報每股恒基地產股份收市價港幣61.65元；	(0.28)
– 截至最後交易日(包括當日)止最後10個連續交易日聯交所所報每股恒基地產股份平均收市價約港幣61.475元；	平價
– 緊接最後交易日(包括當日)止最後30日期間聯交所所報每股恒基地產股份平均收市價港幣58.27元；	5.50
– 截至最後交易日(包括當日)止最後60日期間聯交所所報每股恒基地產股份平均收市價港幣55.52元；	10.73
– 截至最後交易日(包括當日)止最後120日期間聯交所所報每股恒基地產股份平均收市價港幣54.99元；及	11.79
– 於最後實際可行日期聯交所所報每股恒基地產股份收市價港幣61.45元。	0.04

香港中華煤氣股份優勝，根據交易之每股恒基發展股份之理論增值將較高，反之亦然。吾等已評估恒基發展股份、香港中華煤氣股份、恒基地產股份於公佈前期間及公佈後期間相對於恒生指數之相關股價表現如下：

恒基地產股份、香港中華煤氣股份及恒基發展股份相對於恒指表現之股價表現


恒基發展股份
香港中華煤氣股份
恒基地產股份
恒指
相關回報率（%）
70
60
50
40
30
20
10
0
-10
-20
-30
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
二零零七年四月
二零零七年五月
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
最後交易日
最後實際可行日期

吾等注意到，除　貴公司於二零零七年六月初就前一次出售事項按每股恒基發展股份支付港幣5.00元現金股息後股價急劇下跌外，於公佈前期間，恒基地產、　貴公司及香港中華煤氣之相對股價變動大致與彼此之間及恒生指數一致。

於刊發公佈後，恒基發展股份及香港中華煤氣股份之相關價格於最後交易日由港幣12.90元及港幣18.10元分別升至公佈後期間最高港幣14.40元及港幣19.88元，而於最後實際可行日期之收市價則為港幣14.28元及港幣19.30元。恒基地產股份之價格亦由最後交易日之港幣61.65元升至公佈後期間最高港幣61.95元，而於最後實際可行日期之收市價則為港幣61.45元。吾等注意到，恒基發展股份、香港中華煤氣股份及恒基地產股份於公佈後期間各自之股價表現與彼此之間及恒生指數大致一致。

意見

儘管吾等的身份並不適合就　貴公司、香港中華煤氣及恒基地產之股價表現，以及每股恒基發展股份理論增值之未來趨勢發表意見，惟基於i)三間公司彼此之間及與恒生指數於公佈前期間之過往股價表現大致保持一致；及ii)　貴公司、香港中華煤氣及恒基地產於公佈前期間及於公佈後期間之股價表現並無出現異常情況，吾等認為以恒基地產股份方式支

截至二零零七年六月三十日止年度(「二零零七年財政年度」),恒基地產集團錄得營業額約港幣8,355,900,000元,較二零零六年財政年度約港幣6,773,000,000元增加23.4%。二零零七年財政年度營業額增加乃主要由於物業銷售收入上升所致。二零零七年財政年度恒基地產股東應佔溢利約港幣9,817,700,000元,較二零零六年財政年度所呈報約港幣13,548,700,000元下跌約27.5%。有關溢利下跌乃主要由於 貴集團、其聯營公司及共同控制實體持有之投資物業之重估增值(扣除遞延税項)提高所致,於二零零六年財政年度較二零零七年財政年度確認額外約港幣4,345,600,000元之金額。二零零七年財政年度之基本盈利(不包括投資物業之重估增值(扣除遞延税項))為港幣5,882,800,000元,較二零零六年財政年度增加約港幣614,600,000元或11.7%。

於二零零七年六月三十日,恒基地產股東之應佔經審核綜合資產淨值約港幣92,219,000,000元,相當於每股恒基地產股份約港幣47.47元(根據已發行1,942,580,000股恒基地產股份計算)。僅供説明之用,假設根據股份權益票據將予發行之204,162,389股恒基地產股份按恒基地產平均收市價發行及於二零零七年六月三十日應已發行計算,根據香港之適用會計準則,於二零零七年六月三十日,恒基地產股東應佔每股恒基地產股份之綜合資產淨值已因交易而調整至約港幣48.80元。每股恒基地產股份之綜合資產淨值實際變動將視乎(其中包括)於完成日期恒基地產之股價而定。

相對股價表現

吾等注意到,根據交易及建議分派之每股恒基發展股份之估計理論增值將按 貴公司、香港中華煤氣及恒基地產之股價表現而有異,由市況、感覺及對 貴公司、香港中華煤氣及恒基地產之股價之投機活動所影響。倘恒基地產股份之表現繼續較恒基發展股份及

意見

經考慮上述分析後，吾等認為將用於釐定代價之香港中華煤氣平均收市價乃屬公平合理。

b) *付款架構*

根據恒基地產平均收市價，約91%之代價將以發行636,891,425股恒基地產股份支付，而餘額將以現金支付。於最多636,891,425股恒基地產股份權益之分派中，恒基地產或其附屬公司原應可獲分派最多432,729,036股恒基地產股份權益（按彼等於最後實際可行日期持有2,070,473,859股恒基發展股份）。該權益將於向恒基地產及其附屬公司作出分派後註銷，而有關之恒基地產股份將不予配發。因此，僅會向其他股東配發最多204,162,389股恒基地產股份。該204,162,389股恒基地產股份佔恒基地產現有已發行股本約10.51%，或佔經發行該等恒基地產股份擴大之恒基地產已發行股本約9.51%。

有關恒基地產之財務資料

吾等摘錄自相關年報之恒基地產集團截至二零零七年六月三十日止三個年度之經審核財務業績載列如下，以作參考之用：

	截至六月三十日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	5,833.3	6,773.0	8,355.9
除税前溢利	13,699.3	17,196.0	12,671.7
恒基地產股東應佔溢利	10,852.8	13,548.7	9,817.7

截至二零零六年六月三十日止年度（「二零零六年財政年度」），恒基地產及其附屬公司錄得營業額約港幣6,773,000,000元，較截至二零零五年六月三十日止之過往年度（「二零零五年財政年度」）約港幣5,833,300,000元增加16.1%。物業發展收入較過往年度上升43.7%。二零零六年財政年度恒基地產股東應佔溢利約港幣13,548,700,000元，較二零零五年財政年度錄得約港幣10,852,800,000元增加約24.8%。二零零六年財政年度恒基地產股東應佔除税後溢利增加部份乃由於投資物業之重估增值較二零零五年財政年度上升港幣531,500,000元所致。二零零六年財政年度之基本盈利（不包括投資物業之未變現重估增值（扣除遞延税項））約港幣5,268,200,000元，較二零零五年財政年度增加港幣855,400,000元或19.4%。

可資比較交易分析

吾等注意到，燃氣可資比較公司於最後交易日前十二個月已進行可資比較交易，詳情如下：

燃氣可資比較公司名稱／(公佈日期)	所收購／出售業務詳情	代價	過往市盈率(倍) *(附註)*	過往市賬率(倍) *(附註)*
港華燃氣 (二零零六年十二月四日)	收購香港中華煤氣於中國之不同管道城市燃氣合營企業權益及相關股東貸款。	約港幣3,799,000,000元	147.0	3.98
新奧燃氣 (二零零六年十一月六日)	收購一間非全資附屬公司之餘下少數股東權益，該附屬公司於中國江蘇省淮安市投資管道燃氣基礎設施及銷售管道燃氣及瓶裝液化石油氣。	約人民幣27,800,000元	59.5	未有提供
新奧燃氣 (二零零六年十一月六日)	出售有關製造二甲醚業務之權益，二甲醚可用作天然氣或液化石油氣之代替品及／或與其混合使用。	約人民幣14,860,000元	未有提供	1.0

附註： 摘錄自燃氣可資比較公司之相關公佈及通函轉載。

誠如上文所闡釋，鑒於所有可資比較交易均有關收購及出售於中國之燃氣業務及資產，故可能因此引致其收購市盈率較香港中華煤氣平均收市價所隱含之香港中華煤氣市盈率為高。吾等自港華燃氣之通函中注意到，收購市盈率較高乃由於港華燃氣所收購之中國管道城市燃氣聯營公司對象處於發展初期，而代價乃根據該等管道燃氣公司之未來前景以及市賬率計算。儘管如此，吾等注意到就市賬率比較而言，香港中華煤氣平均收市價之香港中華煤氣隱含市賬率約4.36倍，較燃氣可資比較公司進行之上述可資比較交易之隱含市賬率理想。

吾等亦已比較於聯交所主板上市主要業務為從事分銷燃氣及相關業務之其他可資比較公司(「燃氣可資比較公司」)。鑒於香港中華煤氣之市值約港幣109,728,000,000元(根據香港中華煤氣平均收市價),為提供具意義之分析,吾等已計及該等市值逾港幣5,000,000,000元之燃氣可資比較公司,並將燃氣可資比較公司之市盈率及市賬率與香港中華煤氣平均收市價所隱含之該等市盈率及市賬率進行比較:

燃氣可資比較公司名稱	**市值** *(附註1)* *港幣百萬元*	**市盈率** **(倍)** *(附註2)*	**市賬率** **(倍)** *(附註2)*
中國燃氣控股有限公司(「中國燃氣」)	10,407	50.69	4.43
港華燃氣	8,763	虧損	1.63
新奧燃氣控股有限公司(「新奧燃氣」)	13,519	32.65	4.00
平均數		41.67	3.35
香港中華煤氣(根據香港中華煤氣平均收市價計算) *(附註3)*	**109,728** *(附註4a)*	**18.72** *(附註4b)*	**4.36** *(附註4c)*

附註:

(1) 根據於最後交易日聯交所網站所報截至最後交易日(包括當日)之燃氣可資比較公司10日平均收市價及股份數目計算。

(2) 根據截至最後交易日(包括當日)之燃氣可資比較公司10日平均收市價除以於最後實際可行日期可得到按照燃氣可資比較公司最近期刊發財務業績之呈報相關每股溢利及資產淨值(視情況而定)(按於最後交易日聯交所網站所報之股份數目計算)計算。

(3) 由於公佈刊發後香港中華煤氣股份之價格已受市況及對交易之氣氛所影響,故香港中華煤氣股份於最後實際可行日期之收市價並未用於分析。

(4) 根據a)於最後交易日已發行6,059,635,986股香港中華煤氣股份;b)香港中華煤氣截至二零零六年十二月三十一日止年度之經審核綜合股東應佔淨溢利之39.06%應佔權益;及c)於二零零七年六月三十日股東應佔香港中華煤氣集團之未經審核綜合資產淨值之39.06%應佔權益。

由上表可知,香港中華煤氣平均收市價隱含之香港中華煤氣市盈率較燃氣可資比較公司為低。吾等注意到燃氣可資比較公司乃於中國營運。由於香港(即香港中華煤氣之核心市場)之管道城市燃氣市場相對中國而言屬較成熟之市場,香港中華煤氣於二零零六年財政年度之燃氣收入僅錄得增長率約5.9%,而相較港華燃氣及新奧燃氣於最近期財政年度錄得之燃氣收入增長率則約160.3%及98.8%。儘管如此,香港中華煤氣平均收市價所隱含之香港中華煤氣市賬率與燃氣可資比較公司之市賬率仍可比較。

香港中華煤氣平均收市價之市盈率及市賬率分析

由於香港中華煤氣之主要收入來源為銷售及分銷管道城市燃氣，並以香港為核心市場，故於評估代價是否合理時，據吾等所深知，審閱於聯交所主板上市之其他類似公司之市盈率及市賬率(「公用事業可資比較公司」)，其主要業務亦為從事提供其他公用服務，並專注於以香港為核心市場：

公用事業可資比較公司名稱	**市值**	**市盈率 (倍)**	**市賬率 (倍)**
	(附註1)	*(附註2)*	*(附註2)*
	港幣百萬元		
中電控股有限公司	129,588	13.09	2.14
香港電燈集團有限公司	86,160	12.58	1.94
香港中華煤氣(根據香港中華煤氣平均收市價計算) *(附註3)*	**109,728** *(附註4a)*	**18.72** *(附註4b)*	**4.36** *(附註4c)*

附註：

1. 根據於最後交易日聯交所網站所報截至最後交易日(包括當日)之公用事業可資比較公司10日平均收市價計算。

2. 根據截至最後交易日(包括當日)之公用事業可資比較公司10日平均收市價除以於最後實際可行日期可得到按照公用事業可資比較公司最近期刊發財務業績之相關呈報每股溢利及資產淨值(視情況而定)(按於最後交易日聯交所網站所報之股份數目計算)計算。

3. 由於公佈刊發後香港中華煤氣股份之價格已受市況及對交易之氣氛所影響，故香港中華煤氣股份於最後實際可行日期之收市價並未用於分析。

4. 根據a)於最後交易日已發行6,059,635,986股香港中華煤氣股份；b)香港中華煤氣截至二零零六年十二月三十一日止年度之經審核綜合股東應佔淨溢利之39.06%應佔權益；及c)於二零零七年六月三十日股東應佔香港中華煤氣集團之未經審核綜合資產淨值之39.06%應佔權益。

由上文可知，根據香港中華煤氣平均收市價，香港中華煤氣之隱含市盈率及市賬率分別約18.72倍及4.36倍，較公用事業可資比較公司之市盈率及市賬率為高。

吾等已審閱香港中華煤氣於公佈日期前十二個月期間(「公佈前期間」)及自公佈刊發日期直至最後實際可行日期(「公佈後期間」)相對於恒生指數之股價表現如下:

香港中華煤氣股份相對於恒生指數(恒指)表現之股價表現


香港中華煤氣股份
香港中華煤氣平均收市價
恒指
收市價(港幣元)
恒指
20
18
16
14
12
10
32000
28000
24000
20000
16000
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
二零零七年四月
二零零七年五月
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
最後交易日
最後實際可行日期

於公佈前期間,香港中華煤氣股份通常按低於香港中華煤氣平均收市價買賣,並於二零零七年三月錄得最低收市價港幣15.07元及於最後交易日錄得最高收市價港幣18.10元。香港中華煤氣股份之表現於公佈前期間一直大致上與恒生指數保持一致。

香港中華煤氣之股價於公佈刊發後急劇上升,於二零零七年十月四日錄得最高收市價為港幣19.88元。其後,香港中華煤氣股份之收市價由高位回落至最後實際可行日期之最低位港幣19.30元。

代價將以下列方式支付：

- 向恒基發展發行股份權益票據，股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份並入賬列為繳足股本。恒基地產股份之數目乃按恒基地產平均收市價港幣61.475元釐定，該636,891,425股恒基地產股份之總價值約為港幣39,153,000,000元；及

- 現金港幣3,707,000,000元。

在評估代價之基準是否公平時，吾等考慮到香港中華煤氣之股價表現，以及香港中華煤氣權益與相關上市可資比較公司及相關可比較交易作比較之隱含市盈率及市賬率。

香港中華煤氣之股價表現

香港中華煤氣平均收市價乃指：

股價參考	香港中華煤氣平均收市價較香港中華煤氣股份收市價溢價／(折讓) %
－於二零零七年九月二十八日(最後交易日)聯交所所報每股香港中華煤氣股份收市價港幣18.10元；	0.04
－截至最後交易日(包括當日)止最後10個連續交易日聯交所所報每股香港中華煤氣股份平均收市價約港幣18.108元；	平價
－緊接最後交易日(包括當日)止最後30日期間聯交所所報每股香港中華煤氣股份平均收市價港幣18.084元；	0.13
－截至最後交易日(包括當日)止最後60日期間聯交所所報每股香港中華煤氣股份平均收市價港幣17.960元；	0.82
－截至最後交易日(包括當日)止最後120日期間聯交所所報每股香港中華煤氣股份平均收市價港幣17.496元；及	3.50
－於最後實際可行日期聯交所所報每股香港中華煤氣股份收市價港幣19.300元。	(6.18)

截至二零零六年十二月三十一日止年度，香港中華煤氣集團錄得營業額約港幣13,465,300,000元，較截至二零零五年十二月三十一日止之過往年度約港幣9,350,900,000元增加44.0%。截至二零零六年十二月三十一日止年度之營業額大幅上升主要由於物業銷售收入約港幣3,366,500,000元所致。香港中華煤氣集團截至二零零五年十二月三十一日止年度並無錄得任何物業銷售收入。香港中華煤氣於截至二零零六年十二月三十一日止年度之股東應佔溢利約為港幣5,862,600,000元，較去年錄得之約港幣5,281,400,000元增加約11.0%。

截至二零零七年六月三十日止六個月，香港中華煤氣集團錄得營業額約港幣5,763,700,000元，較過往期間約港幣5,418,400,000元增加6.4%。有關營業額增加主要由於物業銷售收入約港幣384,800,000元所致。香港中華煤氣集團於過往期間並無錄得任何物業銷售收入。香港中華煤氣於截至二零零七年六月三十日止六個月之股東應佔溢利約港幣5,469,900,000元，較過往期間錄得之約港幣2,509,500,000元上升約118.0%。有關溢利大幅上升乃主要由於香港中華煤氣集團出售十間城市管道燃氣合營企業之權益予港華燃氣有限公司(「港華燃氣」)產生一次過收益約港幣2,235,700,000元所致。

於二零零七年六月三十日，香港中華煤氣集團之股東應佔未經審核綜合資產淨值約港幣25,172,600,000元，而相對於二零零六年十二月三十一日則為約港幣20,693,700,000元。

4. **交易之代價**

a) ***基準***

香港中華煤氣權益之估值乃按香港中華煤氣平均收市價港幣18.108元及　貴公司(於協議日期)持有之2,366,934,097股香港中華煤氣股份，約值港幣42,860,000,000元(「代價」)釐定。吾等注意到代價乃指：

- 過往市價盈利比率(「市盈率」)約18.72倍，香港中華煤氣股東於截至二零零六年十二月三十一日止年度應佔經審核綜合純利約港幣5,862,600,000元之應佔權益39.06%；及

- 市價與資產淨值之比率(「市賬率」)約4.36倍，於二零零七年六月三十日股東應佔香港中華煤氣集團之未經審核綜合資產淨值約港幣25,172,600,000元之應佔權益39.06%。

附註：

1. 貴公司之經審核綜合賬目內出售公司及彼等之附屬公司整體應佔資產淨值，而出售公司及彼等之附屬公司於香港中華煤氣之權益已就利用權益會計法計算。

2. 於二零零七年六月三十日，應佔出售公司資產淨值之權益及股東貸款分別為港幣8,964,000,000元及港幣5,423,000,000元。

3. 於二零零六年六月三十日，應佔出售公司資產淨值之權益及股東貸款則分別為港幣6,302,000,000元及港幣5,391,000,000元。

吾等注意到，除香港中華煤氣權益及股東貸款以外，出售公司於二零零七年六月三十日並無任何其他主要資產或負債。

香港中華煤氣

由於出售公司之資產為香港中華煤氣權益，吾等將香港中華煤氣及其附屬公司（「香港中華煤氣集團」）截至二零零六年十二月三十一日止兩個年度之經審核財務業績及香港中華煤氣集團截至二零零七年六月三十日止六個月及過往比較期間之未經審核財務業績載列如下：

	截至十二月三十一日止年度		截至六月三十日止六個月	
	二零零五年	二零零六年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(經審核)	*(經審核)*	*(未經審核)*	*(未經審核)*
收入	9,350.9	13,465.3	5,418.4	5,763.7
香港中華煤氣股東應佔溢利				
－燃氣業務及物業租賃	3,061.8	3,224.4	1,803.6	1,963.8
－銷售物業單位及物業發展項目	1,621.5	1,779.4	117.7	728.2
－投資物業之重估盈餘	598.1	858.8	588.2	542.2
－出售資產之收益	–	–	–	2,235.7
	5,281.4	5,862.6	2,509.5	5,469.9

意見

經考慮上述因素(尤其下列各項)後：

i) 於刊發公佈之前，恒基發展股份相對每股恒基發展股份綜合資產淨值(已按香港中華煤氣股份之市值作出調整)之過往價格折讓；

ii) 根據交易及建議分派之每股恒基發展股份隱含價值之估計理論增值；

iii) 恒基發展股份、香港中華煤氣股份及恒基地產股份之過往股價表現以及交易之付款架構屬於合理(詳見下文「4. 交易之代價」一節「付款架構」分節)；及

iv) 餘下集團之單一性專營基建業務及資產結構有助市場對餘下集團之未來潛力有更清晰之評估，

吾等認為交易符合　貴公司及股東之整體利益。

3. **有關出售公司及香港中華煤氣之資料**

根據交易透過出售於出售公司之權益及股東貸款將予出售之資產主要為香港中華煤氣權益，即　貴公司於香港中華煤氣之全部權益，佔香港中華煤氣全部已發行股本約39.06%。出售公司之主要業務為投資控股於香港中華煤氣，而香港中華煤氣及其附屬公司之主要業務則為在香港和中國生產、分銷及營銷氣體、水及相關業務。下表載列摘錄自通函所載董事局函件有關出售公司之若干財務資料：

	二零零七年 *港幣百萬元*	**二零零六年** *港幣百萬元*
於六月三十日應佔出售公司資產淨值之權益及出售公司欠付之股東貸款應佔合計 *(附註1)*	14,387 *(附註2)*	11,693 *(附註3)*
截至六月三十日止年度之除稅前及除稅後溢利合計 *(附註1)*	3,404	1,798

由上述分析可知，倘股東已按恒基發展平均收市價出售1,000股恒基發展股份，保留港幣1,210元，並根據恒基地產平均收市價動用餘下所得款項購入恒基地產股份，他們可購入191股恒基地產股份，較根據交易將予分派之209股恒基地產股份為少。根據交易，股東於建議分派後(計及削減股份溢價)，可繼續持有其恒基發展股份(計及股東應佔餘下集團綜合資產淨值約港幣1,998,000,000元，即每股恒基發展股份約港幣0.656元)，而根據替代理論之情況，股東須出售其持有之恒基發展股份，藉以按每1,000股恒基發展股份獲得191股恒基地產股份。替代理論分析顯示，交易增加了股東於恒基發展股份之權益。吾等並無採用恒基發展股份於最後實際可行日期之收市價進行上述之替代分析，原因為由於發表公佈後恒基發展股份之價格已反映交易所產生之理論價值，故吾等認為採用恒基發展股份於最後實際可行日期之收市價進行上述之替代分析並不合適。

鑒於以上所述，以及i)約91%之交易代價將以恒基地產股份支付(按恒基地產平均收市價計算)，吾等認為，此舉將為股東提供靈活性，彼等可繼續透過持有恒基地產股份間接保留大部份香港中華煤氣權益及於股東認為合適之時出售恒基地產股份；及ii)根據下文「4.交易之代價」一節下「付款架構」分節所進一步詳述之恒基發展股份、香港中華煤氣股份及恒基地產股份之過往股價表現。吾等同意董事局之意見，認為透過建議分派變現部分於恒基地產股份及現金之價值可讓股東釋放於恒基發展股份之價值。

單一性專營基建業務之公司

吾等知悉，　貴公司於完成後將成為單一性專營基建業務之公司，並鑒於此舉令業務及資產支持更形專注，吾等同意董事局之意見，認為交易讓投資者可較易識別新增及現有基建項目之影響並評估其對餘下集團之財務影響。這將有助市場對餘下集團之基建項目潛力進行合適及公平之估值，符合　貴公司及股東之整體利益。此外，吾等亦相信作為單一性專營基建業務之集團(據此，　貴公司以至恒基發展股份之整體估值，將不再因涉及聯營公司香港中華煤氣之股權市值而複雜化)，恒基發展股份將會成為進行新基建項目收購之更有效收購貨幣形式。

誠如上文所述，根據恒基地產平均收市價，交易及建議分派下隱含之每股恒基發展股份總值將相當於約港幣14.71元。將該每股恒基發展股份價值與恒基發展平均收市價港幣12.94元作比較時，交易及建議分派將產生每股恒基發展股份之估計理論增值約13.7%。

吾等根據交易及建議分派之條款，已就交易對股東產生之估計理論影響進行一項替代分析，並假設股東已按恒基發展平均收市價／恒基發展股份於最後交易日之收市價出售恒基發展股份，並就每1,000股恒基發展股份保留港幣1,210元後，亦動用餘下之所得款項按恒基地產平均收市價／恒基地產股份於最後交易日之收市價購入恒基地產股份。此替代分析旨在確定在該假設情況下（扣除港幣1,210元現金付款藉以維持與交易之條款具有相同基準）可購入的恒基地產股份數目，並將其與根據交易將予獲得之209股恒基地產股份作比較。分析結果之詳情如下：

	根據恒基發展股份及恒基地產股份於最後交易日之收市價 *港幣*	**根據恒基發展平均收市價及恒基地產平均收市價** *港幣*
出售1,000股恒基發展股份之所得款項總額	12,900 （按恒基發展股份於最後交易日之收市價港幣12.90元）	12,940 （按恒基發展平均收市價港幣12.94元）
減：每1,000股恒基發展股份以現金支付港幣1,210元 *(將由股東保留)*	(1,210)	(1,210)
可動用之餘下所得款項(A)	11,690	11,730
恒基地產股份購買價(B)	61.65 （恒基地產股份於最後交易日之收市價）	61.475 （恒基地產平均收市價）
將予購入之恒基地產股份數目(A)/(B)	190	191
根據交易條款：		
將予分派之恒基地產股份數目	**209**	**209**
將予保留之恒基發展股份數目	**1,000** *(附註)*	**1,000** *(附註)*

附註：於建議分派（計及削減股份溢價）後，股東應佔餘下集團綜合資產淨值約為港幣1,998,000,000元，即每股恒基發展股份約港幣0.656元。

估計理論增值

吾等已審閱摘錄自通函內董事局函件所載之建議分派所釋放之價值，連同股東應佔餘下集團之綜合資產淨值(不包括香港中華煤氣權益)於計及或不計及削減股份溢價之情況下分別載列如下：

	建議分派			
	(a)不計及削減股份溢價 每1,000股恒基發展股份可獲分派209股恒基地產股份	或	(b)計及削減股份溢價 每1,000股恒基發展股份可獲分派209股恒基地產股份加港幣1,210元	
	港幣百萬元	*港幣*	*港幣百萬元*	*港幣*
	總計	每1,000股恒基發展股份	總計	每1,000股恒基發展股份
分派：				
恒基地產股份 *(附註1)*	39,153	12,848	39,153	12,848
現金	–	–	3,687	1,210
餘下集團之價值：				
股東應佔餘下集團綜合資產淨值(不包括香港中華煤氣權益) *(附註2)*	5,685	1,866	1,998	656
總計	44,838	14,714	44,838	14,714
每股恒基發展股份總額(X)		14.71		14.71
恒基發展平均收市價(Y)		12.94		12.94
每股恒基發展股份估計理論增值*((X-Y)/Y)*約為		13.7%		13.7%

附註：

1. 按恒基地產平均收市價港幣61.475元計算。

2. 根據截至二零零七年六月三十日　貴集團之經審核綜合資產負債表並已計及於二零零七年六月三十日以後購買31,159,000股香港中華煤氣股份及在中投之35.9%餘下權益，惟並無計及　貴公司截至二零零七年六月三十日止年度之末期股息(有待批准及派付)計算。

附註：

1. 根據股東於二零零七年六月三十日應佔之　貴集團綜合資產淨值、已發行3,047,327,395股恒基發展股份及　貴公司持有2,335,775,097股香港中華煤氣股份計算。

2. 根據股東於二零零七年六月三十日應佔之　貴集團綜合資產淨值、已發行3,047,327,395股恒基發展股份及　貴公司持有2,366,934,097股香港中華煤氣股份計算。

3. 貴公司於二零零七年九月十七日收市後公佈其截至二零零七年六月三十日止年度之全年業績。

如上文所述，於前一次出售事項完成後直至最後交易日，恒基發展股份仍以相對其每股恒基發展股份綜合資產淨值(已按香港中華煤氣股份之相關市價作出調整)折讓約13.24%至15.85%之範圍買賣。

2. 進行交易之理由

董事局相信，透過於香港中華煤氣所持股權實現市場價值，交易將為　貴公司帶來實質價值。交易則將為股東釋放價值及讓他們可透過建議分派變現於恒基地產股份及現金之此部分價值。由於交易的緣故，董事局擬建議股東批准以下各項：

(i) 於完成時，根據股份權益票據就每股恒基發展股份配發0.209股恒基地產股份權益之分派；及

(ii) 倘削減股份溢價成為無條件，進一步分派現金約港幣3,687,000,000元，即每股恒基發展股份港幣1.21元。

一次出售事項至二零零七年九月二十八日(包括該日)(即公佈日期前恒基發展股份在聯交所買賣之最後交易日(「最後交易日」))之股價表現如下：

恒基發展股份及香港中華煤氣股份之股價表現


20
18
16
14
12
10
收市價（港幣元）
香港中華煤氣股份
恒基發展股份
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
最後交易日

如上圖所示，除恒基發展股份價格於二零零七年六月中，因二零零七年六月十三日完成前一次出售事項並據此分派每股恒基發展股份港幣5.00元之現金股息作出除息調整而大幅下跌外；　貴公司之股價表現與香港中華煤氣之股價表現非常接近。吾等已評估恒基發展股份相對每股恒基發展股份綜合資產淨值(「資產淨值」)(已因應完成前一次出售事項，計入香港中華煤氣股份相關市價之調整)由二零零七年六月十四日至最後交易日(包括該日)止之買賣折讓如下：

期間(二零零七年)	每股恒基發展股份平均價格 *(港幣)*	每股香港中華煤氣股份平均價格 *(港幣)*	*附註*	每股恒基發展股份綜合資產淨值(已就香港中華煤氣股份之平均市價調整香港中華煤氣權益之價值) *(港幣)*	每股恒基發展股份平均價格相對經調整之每股恒基發展股份綜合資產淨值之折讓百分比
六月十四日至六月二十九日	11.31	16.45	*1*	13.44	15.85%
七月份	12.45	17.80	*2*	14.65	15.02%
八月份	12.36	17.80	*2*	14.65	15.63%
九月三日至九月十七日	12.82	18.12	*2及3*	14.92	14.08%
九月十八日至九月二十八日(刊發公佈前之最後交易日)	12.92	18.13	*2及3*	14.88	13.17%

意見基準

吾等在達致推薦意見時，倚賴通函所載或所提述之資料及事實以及　貴公司董事及高級管理人員作出或提供之陳述。董事已在通函附錄四所載之責任聲明中表示彼等共同及個別就通函所載之資料承擔全部責任。吾等亦已假設通函所載或所提述之資料及董事陳述在作出時及直至寄發通函日期仍屬真實準確。吾等並無理由懷疑　貴公司向吾等提供之資料及陳述之真實性、準確性及完整性。吾等獲董事告知，經作出一切合理查詢後及據董事所深知及深信，通函並無遺漏其他事實，致使其中任何聲明產生誤導。

吾等認為，吾等已審閱足夠資料及文件，並已採取第13.80條(包括上市規則之有關附註)規定之合理步驟以達致知情意見，為吾等倚賴通函所載資料之準確性提供充份理據，並為吾等之推薦意見提供合理基礎。然而，吾等並無就資料進行獨立核實，亦無就　貴公司或其任何附屬公司或聯營公司之業務、狀況或前景進行任何形式之深入調查。

已考慮之主要因素及理由

吾等就交易達致意見時，已考慮下列主要因素及理由：

1.　背景

於二零零七年三月二十七日，　貴集團公佈出售其物業組合、兩間上市聯營公司之少數股東權益及其他上市證券(「前一次出售事項」)並分派現金股息。前一次出售事項之主要目的為將　貴公司股份(「恒基發展股份」)之相關資產值釋放予股東。前一次出售事項於二零零七年六月十三日完成後，　貴集團之主要業務為投資控股於香港中華煤氣權益及基建，而香港中華煤氣權益則繼續佔　貴集團資產之大多數。在此資產組合結構下，加上　貴集團在前一次出售事項中表示有意將香港中華煤氣權益所收取之現金股息全數分派，恒基發展股份主要代表持有香港中華煤氣權益。鑒於香港中華煤氣權益於　貴集團之財務狀況及表現中佔相當比重，吾等已審閱　貴公司及香港中華煤氣由於二零零七年六月完成前

以下為獨立財務顧問聯昌國際證券(香港)有限公司致獨立股東之意見函件全文，編製以供載入本通函。

CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

非常重大出售事項及關連交易

緒言

茲提述吾等就交易獲委聘為獨立股東之獨立財務顧問，有關交易之詳情載於在二零零七年十月二十日寄發予股東之通函(「通函」)內，而本函件為通函之一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

恒基地產乃　貴公司之控股公司，故此乃　貴公司之關連人士。因此，根據上市規則，交易構成　貴公司之一項關連交易及非常重大出售事項，並須取得獨立股東批准，而獨立股東在股東特別大會上之任何投票須以投票表決方式進行。恒基地產、李兆基博士及其各自之聯繫人以及富生由於被視為於交易中擁有重大利益，故將放棄就批准交易之決議案投票。

由於　貴公司所有獨立非執行董事亦為恒基地產之獨立非執行董事，故此彼等不被視為具獨立身份就批准交易之決議案而向獨立股東提供意見。因此，　貴公司並無成立獨立董事委員會，就交易向獨立股東作出推薦意見。

17. 其他資料

務請　閣下垂注聯昌國際證券就交易之條款而言致獨立股東之意見函件及本通函各附錄所載之資料。

股東及各有意投資者謹請留意，交易、削減股份溢價及建議分派進行與否受多項條件所限，而該等條件不一定會達成，故此未必進行。股東及各有意投資者在買賣本公司證券時務請審慎行事。

此致

列位股東　台照

承董事局命
主席兼總經理
李兆基博士
謹啟

二零零七年十月二十日

決定有權獲得進一步分派之權益之記錄日期乃取決於(其中包括)削減股份溢價是否於股東特別大會上獲批准。尤其是本通函「預期時間表」所指明倘削減股份溢價於股東特別大會上獲批准之該記錄日期乃僅供參考之用。倘削減股份溢價於股東特別大會上獲批准，本公司將會就為決定有權獲得進一步分派之權益而言暫停辦理本公司股份過戶登記手續及有關記錄日期另行刊發公佈。

15. 要求以點票方式表決之程序

根據本公司組織章程細則第80條，於任何大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則或任何其他適用法例、規則或規例之規定可能不時以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 大會主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名本公司股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名本公司股東；或

(d) 一名或多名親身出席大會之本公司股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

16. 推薦建議

董事局認為，交易符合本公司之利益，而交易之條款屬公平合理且符合股東之整體利益。董事局亦認為，削減股份溢價及建議分派符合本公司及股東之整體利益。因此，董事局建議(a)獨立股東應投票贊成將於股東特別大會上提呈批准協議及據此預計進行之交易及建議分派之普通決議案；及(b)股東應投票贊成將於股東特別大會上提呈批准削減股份溢價之特別決議案。

13. 股東特別大會

本公司謹訂於二零零七年十一月十二日(星期一)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行股東特別大會，大會通告載於本通函第N-1至第N-3頁，會上(i)將提呈及酌情通過批准協議及據此預計進行之交易及建議分派之普通決議案；及(ii)將提呈及酌情通過批准削減股份溢價之一項特別決議案。

恒基地產、李兆基博士及彼等各自之聯繫人及富生均須就以點票方式表決批准協議及據此預計進行之交易及建議分派之決議案放棄投票。所有股東均有權於股東特別大會上就批准削減股份溢價之決議案投票表決。

本通函奉附供股東於股東特別大會上使用之代表委任表格。務請股東參閱通告，並按照隨附供股東特別大會使用之代表委任表格上印備之指示，填妥及將有關表格盡快交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何最遲須於股東特別大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可按意願親身出席股東特別大會，並於會上投票。

14. 暫停辦理本公司股份過戶登記手續

為決定有權出席股東特別大會並於會上投票之權益，本公司將會於二零零七年十一月八日(星期四)至二零零七年十一月十二日(星期一)(包括首尾兩日)暫停辦理股份過戶登記手續。為合資格出席股東特別大會並於會上投票，所有填妥之過戶文件連同有關股票，最遲須於二零零七年十一月七日(星期三)下午四時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

倘若協議及據此預計進行之交易以及建議分派於股東特別大會上獲批准，為決定完成分派之權益，本公司將會於二零零七年十一月十六日(星期五)(或可能以公佈方式知會股東之其他日期)暫停辦理股份過戶登記手續。為合資格參與完成分派，所有填妥之過戶文件連同有關股票，最遲須於二零零七年十一月十五日(星期四)下午四時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。完成分派之記錄日期將為二零零七年十一月十六日(星期五)。

完成分派應有權獲得之恒基地產股份之權利。由董事揀選之人士將會於將恒基地產股份之股票寄發予其他股東當日(現時預期為二零零七年十一月二十日(星期二))或之後在合理可行之情況下，盡快於市場上按市場上所提供之該等合理價格將有關恒基地產股份出售。出售有關恒基地產股份之所得款項淨額(已扣除開支)將會於進行出售後十四天內透過普通郵遞方式向有關海外股東寄發支票支付，惟無論如何須於完成後二十八日內寄發，郵誤風險概由有關海外股東自行承擔。在並非不真誠或故意失責之情況下，本公司、恒基地產、由本公司揀選以進行股份出售之任何人士或彼等之任何經紀或代理人一概不會就因任何股份出售之時間或條款而產生之任何損失承擔任何責任。

根據所獲提供之法律意見，董事局相信，為向於完成分派之記錄日期其於本公司股東名冊所示地址位於加拿大及美利堅合眾國之股東分配恒基地產股份而言遵守加拿大及美利堅合眾國之法例及監管規定，董事局認為因困難、延誤、開支或其他原因(包括但不限於涉及逐次為確定是否獲豁免適用於身處有關司法權區之股東之若干法定及監管規定而產生之困難、延誤及開支)而被視為不合理且繁苛。因此，前段所載列之有關安排將適用於登記地址位於加拿大及美利堅合眾國之股東。現時並不預期前段所載述之事宜將會適用於任何其他海外股東(以彼等於最後實際可行日期之登記地址為準)。

11. 税項

不論身處香港或其他司法權區的股東，如對交易的税務影響有任何疑問，尤其是股東收取完成分派及／或進一步分派時是否需要繳付香港或其他司法權區税項，應諮詢本身之專業顧問。

12. 恒基地產集團及本集團之主要業務

恒基地產集團之主要業務為物業發展與投資、財務、建築工程、基建、酒店業務、百貨公司業務、項目管理、投資控股及物業管理。本集團之主要業務為投資控股及基建。

由於本公司全體獨立非執行董事均為恒基地產之獨立非執行董事，故此彼等不獲視為具獨立身份就批准交易之決議案而向獨立股東提供意見。因此，本公司不會成立獨立董事委員會就交易而向獨立股東提供推薦建議。本公司已委任聯昌國際證券為獨立財務顧問，就交易而向獨立股東提供意見。

完成交易、削減股份溢價及建議分派後將不會影響股份在聯交所之上市地位。

9. 寄發恒基地產股票

在發生完成之規限下，現時預期代表完成分派之恒基地產股份股票將會於二零零七年十一月二十日(星期二)或之前寄發。

除於本公司暫停辦理過戶登記手續以決定有權獲得完成分派之權益前以書面形式向本公司的股份過戶登記處另行發出任何特定指示外，代表完成分派之恒基地產股份股票將會將以普通郵遞方式寄往於完成分派之記錄時間名列本公司股東名冊的股東的有關地址，或就聯名持有而言，如屬聯名持有人，則寄往本公司股東名冊內排名首位的聯名持有人的登記地址。寄發所有上述股票支票之郵誤風險概由該有權收件人自行承擔，而本公司或恒基地產概不會就郵遞遺失或延誤承擔任何責任。

10. 海外股東

向並非定居於香港之該等股東提出完成分派，或受其他司法權區之法規所限。該等股東應自行遵守及瞭解彼等各自之司法權區之任何適用法例及監管規定。該等股東有責任全面遵守有關司法權區有關法規(當中包括)取得任何所需政府或外滙管制或其他同意，或辦理其他所需正式手續及支付有關司法權區之發行、過戶及其他税項。

如董事局於因應有關地區法例下之法定限制或該地區之有關監管機關或證券交易所之規定作出查詢(如屬切實可行者)後，認為將於完成分派記錄日期其於本公司股東名冊所示地址位於香港以外地區之股東摒除於名冊所示於完成分派記錄日期持有股份之名單以外屬必要或適當之舉(即如董事局得知恒基地產或會因任何有關法例而被禁止向海外股東配發及發行恒基地產股份或除非遵守董事局認為因延誤、開支或其他原因而被視為不合理且繁苛之條件或規定，否則會被禁止配發或發行股份)，董事局可能會將股份權益票據下之有關權益(碎股權益除外)轉讓予將獲董事揀選之一名人士，該名人士因而會獲發行有關恒基地產股份，而該名人士則會在合理可行之情況下盡快於市場上將有關恒基地產股份出售。出售有關股份之所得款項淨額(扣除開支後)將會以現金支付予相關海外股東以全數償付其根據

上文所載之每股股份港幣14.71元之價值較恒基發展平均收市價溢價13.7%。

此外，董事局相信，出售本公司於香港中華煤氣之股權及建立單一性基建集團將可為股東帶來更佳之長期價值。本公司之基建資產組合現時被其於香港中華煤氣之遠較龐大權益淹蓋。作為一間基建公司，投資者將可較易識別新設及現有基建項目之影響並評估其財務表現。因此，董事局相信，公眾市場將可使用適當之估值計量方法對本公司基建項目之現金流量及股息詳情作出評估。此外，作為一間公開買賣之單一性基建集團，股份可能成為進行新基建項目收購之更有效收購貨幣形式。

估計於完成後，本集團將可確認約港幣27,872,000,000元之出售收益，相當於按恒基地產平均收市價計算之代價(包括股份權益票據及現金)與香港中華煤氣權益目前賬面值之差額。該出售收益將因恒基地產股價變動而可予變動，並根據適用會計準則規定按恒基地產於完成日期之股價並經計及由二零零七年七月一日至完成日期期間所佔香港中華煤氣之資產淨值變動而釐定。

董事局相信，交易之條款屬公平合理，並符合股東之整體利益。

8. 上市規則之規定

恒基地產為本公司之控股公司，故此為本公司之關連人士。因此，交易構成本公司之一項關連交易。由於有關交易之一個或以上相關百分比率超過75%，故此交易亦構成本公司之一項非常重大出售事項。因此，就本公司而言，交易須遵守上市規則第14及第14A章之公佈、申報及獨立股東批准之規定。股東特別大會上將提呈單一項決議案，藉以批准協議及據此擬進行之交易以及建議分派。由於恒基地產及李兆基博士就有關事項而言被視為擁有與其他股東不同之重大權益，恒基地產、李兆基博士及彼等各自之聯繫人及富生須於股東特別大會上就該決議案放棄投票。據本公司所知悉，於最後實際可行日期，該等人士合共持有2,122,559,709股股份，相當於本公司於最後實際可行日期之已發行股本約69.65%。就本公司所知，概無其他股東因其所持權益與其他股東大為不同而須於股東特別大會上根據上市規則規定放棄就該決議案投票。

僅就參考用途而言，按於最後實際可行日期已發行之3,047,327,395股股份，建議分派及股東應佔本集團之資產淨值（不包括香港中華煤氣之權益）中計及或不計及削減股份溢價分別如下：

	建議分派			
	(a)不計及削減股份溢價 或		(b)計及削減股份溢價	
	每1,000股股份可獲分派209股恒基地產股份		每1,000股股份可獲分派209股恒基地產股份加港幣1,210元	
	港幣百萬元 總計	*港幣元* 每1,000股股份	*港幣百萬元* 總計	*港幣元* 每1,000股股份
分派：				
恒基地產股份 *(附註1)*	39,153	12,848	39,153	12,848
現金	—	—	3,687	1,210
餘下集團之價值：				
股東應佔本集團之資產淨值（不包括香港中華煤氣權益）*(附註2)*	5,685	1,866	1,998	656
總計	44,838	14,714	44,838	14,714
每股股份總額(X)		14.71		14.71
恒基發展平均收市價(Y)		12.94		12.94
溢價((X-Y)／Y)		13.7%		13.7%

附註：

(1) 按恒基地產平均收市價港幣61.475元計算。

(2) 根據截至二零零七年六月三十日本公司之綜合資產負債表（已計及於二零零七年六月三十日以後購買31,159,000股香港中華煤氣股份及在中投之35.9%餘下權益，惟並無計及截至二零零七年六月三十日止年度之末期股息（有待批准及派付））計算。

根據本通函附錄一所載之本集團經審核綜合損益計算表所示，截至二零零七年六月三十日止年度之股東應佔溢利約為港幣5,391,000,000元。撇除涉及已終止營運業務之股東應佔溢利約港幣1,765,000,000元外，涉及持續營運業務之股東應佔溢利(包括本集團應佔之香港中華煤氣權益溢利)約為港幣3,626,000,000元。假設完成及根據本通函附錄三所載餘下集團之未經審核備考綜合損益計算表所示，股東應佔自持續營運業務溢利(就交易而言不包括出售出售公司之收益)約為港幣222,000,000元。

於二零零七年六月三十日，根據本通函附錄一所載之本集團經審核綜合資產負債表，本集團就其持續營運業務(包括香港中華煤氣權益)而言之資產總值及負債總額分別約為港幣19,863,000,000元及港幣2,337,000,000元。假設完成及根據本通函附錄三所載餘下集團之未經審核備考綜合資產負債表所示，餘下集團之未經審核備考綜合資產總值約為(i)港幣8,583,000,000元(於完成分派後但於進一步分派前)；及(ii)港幣4,896,000,000元(於完成分派及進一步分派後)。餘下集團之未經審核備考綜合負債總額約為港幣2,337,000,000元(於建議分派前及後)。

6. 餘下集團之財務與業務前景

於完成後，餘下集團之主要業務將為於中國內地從事投資控股及基建業務。餘下集團之基建資產將會繼續因中國經濟蓬勃發展及汽車擁有數目增加而受惠。董事局現時預期來自該等基建資產之通行費收入對餘下集團而言為一個吸引及經常性之收入來源。餘下集團擬於中國內地進一步物色基建投資項目。

7. 進行交易之原因及得益

董事局相信，透過於香港中華煤氣所持股權實現市場價值，交易將為本公司帶來實質價值。董事局相信，由於其現有之企業架構，股份目前之市價並不能完全反映其於香港中華煤氣股份權益及基建相關業務之價值，而交易則將為股東實現價值及讓他們可透過建議分派實現於恒基地產股份及現金之此部分價值。

下文載列本公司經審核綜合賬目所載基建業務之若干財務資料概要：

	截至六月三十日止年度		
	二零零五年	二零零六年	二零零七年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	236	136	189
股東應佔溢利	57	51	62

於二零零七年六月三十日，股東應佔基建業務資產淨值約為港幣644,000,000元。

根據本公司於二零零七年六月三十日之經審核綜合資產負債表所示，經計及於二零零七年六月三十日後收購31,159,000股香港中華煤氣股份、收購中投35.9%餘下權益及假設截至二零零七年六月三十日止年度之建議末期股息已經派付，股東應佔餘下集團資產總值及資產淨值如下：

	於完成分派後(不計及削減股份溢價)	於建議分派後(計及削減股份溢價)
	港幣百萬元	*港幣百萬元*
資產總值 *(附註)*	7,927	4,240
包括現金 *(附註)*	6,192	2,505
股東應佔資產淨值	5,228	1,541

附註：包括一間同系附屬公司向本公司借出一筆貸款而產生之現金約港幣1,600,000,000元，已於二零零七年六月三十日後償還。

5. 交易對本集團造成之財務影響

餘下集團之未經審核備考財務資料顯示了交易及建議分派對本集團之盈利、資產、負債及現金流量造成之財務影響，載於本通函附錄三。

根據恒基地產平均收市價港幣61.475元及香港中華煤氣權益於最後實際可行日期之賬面值，估計本集團可就出售出售公司而確認金額約港幣27,872,000,000元之收益。該出售收益將會因恒基地產股價之變動而有所更改，並將會按於完成日期之恒基地產股價及按適用會計標準規定計由二零零七年七月一日至完成日期止期間應佔香港中華煤氣資產淨值之變動而釐定。

馬鞍山環通公路於一九九七年建成。該環通公路為一條一級公路，長約40.5公里，環繞安徽省馬鞍山市。馬鞍山市乃國內重點工業城市。該高速公路為205國道之一部份，連接北面之南京至馬鞍山高速公路與南面之蕪湖至馬鞍山高速公路。本集團擁有25年經營期，期內擁有公路之管理及徵收路費權利。

本公司透過中投持有杭州錢江三橋及馬鞍山市環通公路項目，另亦直接持有收費大橋之若干股權。誠如本公司於二零零七年八月二十九日之公佈所述，本公司於年內將其於中投之擁有權由64.1%增加至100%，而本公司增加於中投之擁有權已完成。收購中投餘下權益將增加本集團於中國基建項目之總投資及進一步提升其於中投之項目之營運自主能力。

餘下集團之主要業務組織架構簡圖載列如下：


本公司
100%
中投
80%
70%
20%
Vigorous Developments Limited
Luxrich Limited
70%
60%
馬鞍山環通公路發展有限公司
杭州恒基錢江三橋有限公司
100%
100%
馬鞍山環通公路
杭州錢江三橋

(b) 獨立股東於股東特別大會上通過批准建議分派之普通決議案；

(c) 股東於股東特別大會上通過批准削減股份溢價之特別決議案；

(d) 取得本集團借款人之一切必要同意；及

(e) 法院確認削減股份溢價、達成法院施加之一切條件及向香港公司註冊處登記確認削減股份溢價之法院指令副本，連同公司條例第61條規定之其他文件。

削減股份溢價須待達成上述條件後方告生效。削減股份溢價之生效日期目前尚未確定，因須視乎(a)與本公司債權人作出安排（如向彼等取得適當之同意）；及(b)法院定出聆訊日期（該日期須待批准削減股份溢價之特別決議案獲通過後方可釐定），方可落實。本公司將另行發表公佈以知會股東有關生效日期。

恒基地產已承諾，倘批准交易之決議案獲獨立股東於股東特別大會上通過，恒基地產集團將投票贊成批准削減股份溢價之決議案。全體股東均獲准於股東特別大會上就批准削減股份溢價之決議案投票。本公司已於協議中向恒基地產承諾，其將會於股東特別大會上提呈批准完成分派之決議案。待建議分派之決議案獲通過後，將會決定記錄日期，以釐定建議分派之權益。

4. 餘下集團

於完成後，本公司仍然為一間上市公司。

餘下集團之主要業務為在中國從事投資控股及基建。本集團目前之基建業務主要包括浙江省杭州錢江三橋及安徽省馬鞍山環通公路之控股權益。

杭州錢江三橋於一九九七年建成。該大橋位於104國道，此乃連接北京及福建省之主要幹線之一。收費大橋約5.8公里，橫跨浙江省杭州錢塘江，連接杭州南部市鎮、蕭山及濱江，並為通往杭州機場之主要道路的重要交接點。近期之主要維修及保養工程完成後，收費大橋之交通流量顯著增加。

於最多可達636,891,425股恒基地產股份權益之分派中，恒基地產或其附屬公司原應可獲分派最多可達432,729,036股恒基地產股份(按彼等於最後實際可行日期持有2,070,473,859股股份)。該權益將於向恒基地產及其附屬公司作出分派後註銷，而有關之恒基地產股份將不予配發。因此，僅會向本公司之其他股東配發最多204,162,389股恒基地產股份(總面值為港幣408,324,778元)。該204,162,389股恒基地產股份佔恒基地產現有已發行股本約10.51%，或佔經發行該等恒基地產股份後擴大之恒基地產已發行股本約9.51%。

恒基地產股份之碎股權益將不會根據完成分派向股東作出分派，但會兑換為恒基地產股份及為本公司的利益於市場出售。根據完成分派，海外股東應佔之任何恒基地產股份權益(碎股權益除外)將會出售，其所得款項(扣除開支)將以現金支付予該等股東。有關海外股東之權益之進一步資料，請參閱本通函第23頁「海外股東」一節。

就進一步分派現金約港幣3,687,000,000元(即每股股份港幣1.21元)而言，恒基地產集團將收取約港幣2,505,000,000元(倘若恒基地產集團於有關記錄日期持有之股份數目相等於最後實際可行日期所持之數目，即2,070,473,859股股份)，而其他股東將收取約港幣1,182,000,000元。

然而，於完成後，可供分派儲備將不足夠應付全部分派。因此，董事局建議於完成後進行完成分派，並申請削減本公司之股份溢價賬港幣4,215,728,461.60元，撥入本公司之可供分派儲備。於削減股份溢價成為無條件後，將可於本公司之經增加可供分派儲備進行進一步分派。按本公司於二零零七年六月三十日之經審核資產負債表所載，本公司股份溢價賬之貸記賬為港幣4,215,728,461.60元。

根據削減股份溢價建議削減之本公司股份溢價賬金額高於實施進一步分派所規定者，因此將有約港幣579,000,000元之額外可供分派儲備，令本集團持有之可供分派現金超過本集團不時之業務需要。在釐定歸還予股東之現金金額時，董事局將計及必須保留用作未來收購、擴充及營運之現金資源金額。此外，本公司將可繼續在日後有需要時取得外部融資。

削減股份溢價須於達成下列條件後方可作實：

(a) 獨立股東於股東特別大會上批准交易，且交易已經完成；

倘若任何條件未能於二零零八年一月二日或之前(或雙方以書面方式協定之較後日期)達成或獲豁免，協議將會終止及再無效力，而任何一方均無權根據或就協議擁有任何權利或利益或須履行任何義務，或須對其他人士負上責任(就任何先前違反而須負責者除外)。

保證及彌償保證

根據協議，本公司向恒基地產提供慣常保證(包括資產所有權、存檔紀錄及法律之遵守及重大合約等)。

恒基地產與本公司將會於完成時訂立稅務契約書，據此，本公司將會就有關於完成或之前發生之事件之若干稅務負債向恒基地產提供彌償保證。本公司亦已同意保證，於完成後出售公司及彼等之附屬公司除股東貸款外將不會有任何負債(彼等各自之間之負債除外)。

完成

協議規定完成將於完成日期進行。

3. 建議分派及削減股份溢價

董事局知悉餘下集團對所收取出售香港中華煤氣之所得款項並無即時動用需要，並經過審慎考慮後認為，該等所得款項全數分派予股東乃符合股東之利益。雖然本公司於日後或會要求現金資源進行投資或選擇性收購以配合其現有之基建業務，但董事局知悉本集團目前並無具體收購或發展計劃而需要動用超過其於該分派後餘下資源之現金(詳情載於下文「餘下集團」一節)。

因此，董事局擬建議股東批准以下各項：

(a) 於完成時，派發總額相等於(i)於完成日期聯交所每日報價表所報之恒基地產股份收市價乘以636,891,425；及(ii)總股息金額(如有)兩者總和之股息，但將不會以現金分派，而以每股股份根據股份權益票據配發0.209股恒基地產股份之權益之實物分派方式支付；及

(b) 倘削減股份溢價成為無條件，進一步分派現金約港幣3,687,000,000元，即每股股份港幣1.21元。

有效期

股份權益票據於配發權獲行使或註銷或被視為獲行使或註銷前一直有效。

上市

本公司將不會申請將股份權益票據上市。本公司將會向聯交所上市委員會申請批准根據配發權獲行使而可能發行之任何新恒基地產股份上市及買賣。

完成之條件

交易之完成須待下列條件達成(或在下述之若干情況獲豁免)後方可作實:

(a) 就交易而言恒基地產取得必需之所有有關第三方同意或批准;

(b) 就交易而言本公司、出售公司及彼等之附屬公司以及香港中華煤氣取得必需之所有有關第三方同意或批准;

(c) 本公司並無嚴重違反保證或協議之任何其他條款;

(d) 於股東特別大會上就協議及根據協議預計進行之該等交易及完成分派取得本公司獨立股東批准;及

(e) 聯交所批准或同意批准按照令恒基地產及本公司滿意之條款及條件根據股份權益票據而可能發行之全部恒基地產股份上市及買賣。

本公司可隨時以書面方式全部或部分豁免上文(b)項所載之條件(只涉及本公司之同意及批准而言),而該豁免僅可依據本公司可能規定之該等條款及條件授出。恒基地產可隨時以書面方式全部或部分豁免上文(a)及(c)項所載之條件,而該豁免僅可依據恒基地產可能規定之該等條款及條件授出。恒基地產及本公司可共同以書面方式協定全部或部分豁免上文(b)項所載之條件(涉及本公司之同意及批准者除外),而該豁免僅可依據恒基地產與本公司雙方可能同意之該等條款及條件授出。

權益

股份權益票據賦予持有人配發權。股份權益票據確保於完成時由恒基地產發行予本公司，將附有涉及636,891,425股恒基地產股份之配發權。

根據股份權益票據將予發行之任何恒基地產股份將入賬列作繳足股本，且各自及與於發行日期已發行之所有其他恒基地產股份在各方面享有同等權益，並享有記錄日期為發行日期或之後之一切股息及其他分派。倘若該等恒基地產股份因該等恒基地產股份於該記錄日期後才發行而無權收取按於任何記錄日期（該日期為協議日期或之後）釐定可享有之任何股息，則該等恒基地產股份之持有人將有權獲恒基地產支付金額相等於該筆股息之款項。

根據股份權益票據之條款，向本公司發行股份權益票據作為恒基地產根據交易應付之部份代價及由本公司持有股份權益票據並無抵觸公司條例或任何其他香港適用法律。

可轉讓性及行使

股份權益票據僅可根據完成分派轉讓一次，而其隨附之配發權於轉讓時被視為已自動行使，因此將會自動向有關股東發行有關恒基地產股份。因此，股東將不會獲發股份權益票據，但將會根據完成分派直接獲得恒基地產股份。然而，轉讓予恒基地產或其任何附屬公司之任何股份權益票據將會自動註銷，而其隨附之配發權將會自動喪失，故恒基地產或其任何附屬公司將不會根據完成分派獲得任何恒基地產股份。根據股份權益票據將予發行之任何恒基地產股份，均會根據恒基地產於二零零六年十二月十二日舉行之股東週年大會上通過授予恒基地產董事局之一般授權，按發行日期聯交所每日報價表所報恒基地產股份之收市價（根據適用會計準則之要求）相等之發行價發行。根據該一般授權，恒基地產董事局獲准配發及發行最多388,516,000股新恒基地產股份。於最後實際可行日期，概無根據該一般授權配發及發行任何恒基地產股份。於二零零七年九月二十八日（即發表公佈前之最後交易日），聯交所每日報價表所報之恒基地產股份收市價為每股恒基地產股份港幣61.65元。

由於將會向本公司（並非恒基地產之關連人士）發行股份權益票據以償付恒基地產根據交易應付之部分代價，故根據上市規則，因本公司向巧合為恒基地產之關連人士之任何股東分派根據股份權益票據而發行任何恒基地產股份或據此支付款項將不會構成一項關連交易，原因是分派將由本公司作出，而恒基地產與該等人士之間並無進行任何交易。

代價

按香港中華煤氣平均收市價港幣18.108元計算，香港中華煤氣權益之價值約為港幣42,860,000,000元。代價包括：

(a) 向本公司發行股份權益票據，股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份並入賬列為繳足股本。按恒基地產平均收市價港幣61.475元計算，該636,891,425股恒基地產股份之總價值約為港幣39,153,000,000元；及

(b) 現金港幣3,707,000,000元。

恒基地產已承諾，於發行股份權益票據前及於仍有任何恒基地產股份尚未根據股份權益票據發行時，其將不會採取若干行動致使每股恒基地產股份之市價受到攤薄影響，例如分拆恒基地產股份、溢利或儲備撥充資本、現金或實物資本分派及供股。本公司進一步承諾，其將促使於完成前自香港中華煤氣收取之任何股息(以協議日期或之後作為記錄日期)保留於出售公司或彼等之附屬公司。

股份權益票據

發行人

Kamston Investment Limited，恒基地產之一間全資附屬公司

擔保人

恒基地產

根據股份權益票據之條款，恒基地產已無條件及不可撤回地向本公司作出擔保，發行人將妥善及準時向本公司履行及承擔發行人於或根據股份權益票據下到期履行、結欠或產生之所有責任(不論是現有或日後、實際或或有之責任)，作出擔保之用意為當發行人未能妥善及準時履行或承擔其任何責任時，恒基地產須於被要求時隨即履行及承擔或促使履行及承擔發行人之責任。此外，作為一項基本責任，恒基地產已無條件及不可撤回地同意，就本公司因發行人未能履行其責任或因發行人之任何責任因任何原因(無論本公司是否知情)而成為或即將成為無效、可使無效或不可強制執行所招致之一切費用、開支、虧損或損失，向本公司賠償本公司應有權向發行人追討收回之費用、開支、虧損或損失金額，連同本公司可能就向發行人或恒基地產提出之法律程序而合理妥為產生的全部開支。

於最後實際可行日期及於完成時，恒基地產、本公司與香港中華煤氣之間之概約股權簡圖載列如下：

於最後實際可行日期：


李兆基博士
及／或其家族信託
1.33%
（透過恒基
地產持有者
除外）
57.52%
其他恒基地產股東
42.19%
恒基地產
0.29%
67.94%
其他股東
30.73%
本公司
39.06%
香港中華煤氣
基建業務

於完成時：


李兆基博士
及／或其家族信託
1.33%
（透過恒基
地產持有者
除外）
52.44%
其他恒基地產股東
47.30%
恒基地產
0.26%
67.94%
其他股東
30.73%
本公司
39.06%
香港中華煤氣
基建業務

下文載列有關出售公司之若干財務資料：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
於六月三十日應佔出售公司資產淨值之權益及出售公司欠付之股東貸款合計 *(附註)*	14,387	11,693
截至六月三十日止年度之除稅前及除稅後溢利合計 *(附註)*	3,404	1,798

附註： 本公司之經審核綜合賬目內出售公司及彼等之附屬公司整體應佔者，而出售公司及彼等之附屬公司於香港中華煤氣之權益已就利用權益會計法計算。

於二零零七年六月三十日，應佔出售公司資產淨值之權益及股東貸款分別為港幣8,964,000,000元及港幣5,423,000,000元，而於二零零六年六月三十日，應佔出售公司資產淨值之權益及股東貸款則分別為港幣6,302,000,000元及港幣5,391,000,000元。於二零零七年六月三十日，除了於2,366,934,097股香港中華煤氣股份之權益及股東貸款外，出售公司並無任何其他主要資產或負債。

於完成後，出售公司及彼等之附屬公司將不再為本公司之附屬公司。於完成後，香港中華煤氣將繼續以權益會計法於恒基地產之賬目內入賬。

附註：

(1) 按恒基地產平均收市價港幣61.475元計算。

(2) 根據截至二零零七年六月三十日本公司之綜合資產負債表（已計及於二零零七年六月三十日以後購買31,159,000股香港中華煤氣股份及在中投之35.9%餘下權益，惟並無計及截至二零零七年六月三十日止年度之末期股息（有待批准及派付））計算。

上文所載之每股股份港幣14.71元之價值較恒基發展平均收市價溢價13.7%。

根據上市規則，交易構成本公司之非常重大出售事項及關連交易，因此須於股東特別大會上經獨立股東批准方可作實。本通函旨在向 閣下提供有關協議、削減股份溢價及建議分派之其他詳情、聯昌國際證券致獨立股東之意見函件及按上市規則規定所需之其他資料，以及向 閣下寄發股東特別大會通告。

2. 協議

日期

二零零七年十月二日

訂約方

恒基地產
本公司

交易

交易包括由恒基地產集團透過收購本公司於出售公司之權益及股東貸款，向本集團收購香港中華煤氣權益，即本公司於2,366,934,097股香港中華煤氣股份之全部權益（佔香港中華煤氣已發行股本總額約39.06%）。出售公司為本公司之全資附屬公司，主要業務為投資控股於香港中華煤氣。香港中華煤氣為一間於香港註冊成立之公司，其股份於聯交所上市。香港中華煤氣及其附屬公司之主要業務為在香港和中國生產、分銷及營銷氣體、水及相關業務。

交易不會對香港中華煤氣之控制權造成變動。證監會企業融資部執行理事已豁免恒基地產因交易而須根據收購守則第26.1條附註6就香港中華煤氣股份提出全面收購建議之責任。

股股份）。該權益將於向恒基地產及其附屬公司作出分派後註銷，而有關之恒基地產股份將不予配發。因此，僅會向其他股東配發最多可達204,162,389股恒基地產股份。該204,162,389股恒基地產股份佔恒基地產現有已發行股本約10.51%，或佔經發行該等恒基地產股份後擴大之恒基地產已發行股本約9.51%。

僅就參考用途而言，按於最後實際可行日期已發行3,047,327,395股股份計算，在削減股份溢價將會或將不會進行之情況下，建議分派及股東應佔本集團資產淨值（不包括香港中華煤氣權益）分別載列如下：

	建議分派			
	(a)不計及削減股份溢價	**或**	**(b)計及削減股份溢價**	
	每1,000股股份可獲分派209股恒基地產股份		**每1,000股股份可獲分派209股恒基地產股份加港幣1,210元**	
	港幣百萬元 總計	*港幣元* 每1,000股股份	*港幣百萬元* 總計	*港幣元* 每1,000股股份
分派：				
恒基地產股份 *(附註1)*	39,153	12,848	39,153	12,848
現金	—	—	3,687	1,210
餘下集團之價值：				
股東應佔本集團之資產淨值（不包括香港中華煤氣權益）*(附註2)*	5,685	1,866	1,998	656
總計	44,838	14,714	44,838	14,714
每股股份總額(X)		14.71		14.71
恒基發展平均收市價(Y)		12.94		12.94
溢價 *((X-Y)／Y)*		13.7%		13.7%

1. 緒言

本公司與恒基地產於二零零七年十月二日聯合刊發公佈，本公司與恒基地產訂立協議，據此，恒基地產集團同意透過收購本公司於出售公司之權益及股東貸款，向本集團收購香港中華煤氣權益，即本公司於2,366,934,097股香港中華煤氣股份之全部權益(佔香港中華煤氣已發行股本總額約39.06%)。

交易之進行旨在有效重組恒基地產集團於香港中華煤氣之權益，並透過變現香港中華煤氣之市值從而釋放其對股東之價值。交易將使本公司為單一性專營基建業務之上市集團。

於完成後，本公司將仍為一間上市公司，而餘下集團將繼續集中在中國經營基建業務。餘下集團之基建業務現時主要包括於浙江省杭州錢江三橋及安徽省馬鞍山環通公路之控股權益。

按香港中華煤氣平均收市價港幣18.108元計算，香港中華煤氣權益之價值約為港幣42,860,000,000元。代價包括：

(a) 向本公司發行股份權益票據，股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份並入賬列為繳足股本。按恒基地產平均收市價港幣61.475元計算，該636,891,425股恒基地產股份之總價值約為港幣39,153,000,000元；及

(b) 現金港幣3,707,000,000元。

於公佈內，董事局亦宣佈其擬建議股東批准以下各項：

(a) 於完成時，派發總額相等於(i)於完成日期聯交所每日報價表所報之恒基地產股份收市價乘以636,891,425；及(ii)總股息金額(如有)兩者總和之股息，但將不會以現金分派，而以每股股份根據股份權益票據配發0.209股恒基地產股份之權益之實物分派方式支付；及

(b) 倘削減股份溢價成為無條件，進一步分派現金約港幣3,687,000,000元，即每股股份港幣1.21元。

於最多可達636,891,425股恒基地產股份權益之分派中，恒基地產或其附屬公司原應可獲分派最多可達432,729,036股恒基地產股份(按彼等於最後實際可行日期持有2,070,473,859

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(於香港註冊成立之有限公司)
(股份代號：97)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

敬啟者：

**有關恒基兆業地產有限公司
於香港中華煤氣有限公司
之權益之集團重組**

**非常重大出售事項
及關連交易**

**恒基兆業地產有限公司收購
恒基兆業發展有限公司於
香港中華煤氣有限公司之權益**

**建議分派及
削減股份溢價賬**

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之公司收購及合併守則
「交易」	指	恒基地產集團根據協議收購出售公司之權益以及出售公司所欠本公司之股東貸款
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

「海外股東」	指	於完成分派之記錄日期名列本公司股東名冊地址位於香港以外地區之股東，而董事局就有關地區法律之法律限制或該地區有關監管機構或證券交易所(如適用)之規定所作出查詢後，認為有必要或不適宜讓該等股東參與完成分派項下之恒基地產股份分派
「中國」	指	中華人民共和國
「建議分派」	指	完成分派及進一步分派
「餘下集團」	指	除出售公司及其附屬公司以外之本集團
「出售公司」	指	Macrostar Investment Limited及Timpani Investments Limited，各為本公司之全資附屬公司
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.20元之股份
「股份權益票據」	指	恒基地產一間全資附屬公司將於完成時向本公司發行(並由恒基地產擔保)之股份權益票據，而其將賦予權利可要求發行固定數目之繳足股款恒基地產股份，包括因轉讓股份權益票據而引伸之任何股份權益票據
「削減股份溢價」	指	按本通函所述建議削減本公司股份溢價賬，以增加本公司之可供分派儲備
「股東」	指	股份之持有人
「股東貸款」	指	就一間出售公司而言，該公司及(如有)其附屬公司於完成時所欠本公司之股東貸款

「香港中華煤氣平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報香港中華煤氣股份之平均收市價
「香港中華煤氣權益」	指	本公司於2,366,934,097股香港中華煤氣股份中之權益，即其於出售公司及股東貸款中擁有之權益
「香港中華煤氣股份」	指	香港中華煤氣股本中每股面值港幣0.25元之股份
「恒基地產」	指	恒基兆業地產有限公司，其股份在聯交所上市
「恒基地產平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報恒基地產股份之平均收市價
「恒基地產董事局」	指	恒基地產之董事局
「恒基地產集團」	指	恒基地產及其附屬公司
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之股份
「香港」	指	中國香港特別行政區
「獨立股東」	指	除恒基地產、李兆基博士及其各自之聯繫人以及富生以外之股東
「發行人」	指	Kamston Investment Limited為恒基地產之全資附屬公司，股份權益票據之發行人
「最後實際可行日期」	指	二零零七年十月十五日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則

「條件」	指	完成之先決條件，詳情載於本通函「完成之條件」一節
「法院」	指	香港高等法院原訴法庭
「董事」	指	本公司之董事
「股息金額」	指	相等於恒基地產根據適逢收購協議日期或之後之任何記錄日期應付之任何股息金額，惟根據股份權益票據將予配發之任何恒基地產股份因於有關記錄日期後始發行(或因於有關記錄日期後始在恒基地產股東名冊中作出相關記錄)而無資格收取該股息，恒基地產須根據股份權益票據向該等恒基地產股份之持有人支付該金額
「股東特別大會」	指	本公司為批准(其中包括(如有))協議、削減股份溢價及建議分派而於二零零七年十一月十二日(星期一)下午四時正召開之股東特別大會
「富生」	指	富生有限公司，一間於香港註冊成立之有限公司。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)各自作為全權信託之受託人，擁有單位信託之單位權益。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股本
「進一步分派」	指	倘削減股份溢價成為無條件，本公司向股東建議分派每股股份港幣1.21元
「本集團」	指	本公司及其附屬公司
「恒基發展平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報股份之平均收市價
「香港中華煤氣」	指	香港中華煤氣有限公司，其股份在聯交所上市

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「協議」	指	恒基地產與本公司就交易而於二零零七年十月二日訂立之有條件協議
「配發權」	指	股份權益票據持有人要求恒基地產向其發行固定數目之繳足股款恒基地產股份而毋須支付任何款項之權利
「公佈」	指	恒基地產與本公司就(其中包括)交易而於二零零七年十月二日聯合刊發之公佈
「聯繫人」	指	具上市規則賦予該詞之定義
「董事局」	指	董事局
「中投」	指	中國投資集團有限公司
「聯昌國際證券」	指	聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類受規管活動(就機構融資提供意見)受規管活動之持牌法團，並為獲本公司委任以就交易之條款向獨立股東提供意見之獨立財務顧問
「本公司」	指	恒基兆業發展有限公司，其股份在聯交所上市
「公司條例」	指	香港法例第32章公司條例
「完成」	指	根據協議之條款完成交易
「完成日期」	指	條件獲履行或豁免後十個營業日或恒基地產及本公司可能協定之其他日期
「完成分派」	指	本公司於完成後向股東作出之建議分派，根據股份權益票據，每股股份將獲配發0.209股恒基地產股份

二零零八年

法院聆訊確認削減股份溢價之呈請*	一月八日(星期二)
買賣股份(連享有進一步分派權)之最後期限	一月九日(星期三)
買賣股份(不連享有進一步分派權)之首日	一月十日(星期四)
就有權獲得進一步分派而交回股份過戶文件之最後時間	一月十一日(星期五)下午四時正
暫停辦理本公司股份過戶登記手續,以決定有權獲得進一步分派之權益之日期	一月十四日(星期一)至一月十六日(星期三)(包括首尾兩日)
進一步分派之記錄日期	一月十六日(星期三)
根據進一步分派寄發現金付款支票與透過中央結算系統付款予股東之日期 *(附註)*	一月二十二日(星期二)

* **股東務須注意,如削減股份溢價於股東特別大會上獲批准,上述預期時間表(主要視乎法院可聆訊有關削減股份溢價之程序之日期而定)所載完成及完成分派後事項之日期僅供參考之用及可能有所改動。法院可能選定另一日期進行法院聆訊確認削減股份溢價之呈請。倘若法院聆訊日期有變,暫停辦理本公司股份過戶登記手續、進一步分派之記錄日期及上文所載預期時間表所列之其他相關日期亦可能會更改。**倘若上述預期時間表有任何改動,本公司將會就暫停辦理本公司股份過戶登記手續以決定有權獲得進一步分派之權益之日期及其記錄日期另行發表公佈。

附註: 倘法院確認削減股份溢價,其將於達成法院施加之一切條件及向香港公司註冊處處長登記法院指令正式副本,連同(如有規定)公司條例第61條所規定之其他文件後,方告生效。本公司其後將會作出每股股份港幣1.21元之進一步分派。倘法院拒絕確認削減股份溢價,將不會作出進一步分派。

二零零七年

就有權出席股東特別大會，並於會上投票而
交回股份過戶文件之最後時間 .... 十一月七日(星期三)下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
出席股東特別大會，並於會上投票之權益 .... 十一月八日(星期四)至
十一月十二日(星期一)(包括首尾兩日)

就股東特別大會交回代表委任表格之最後時間 .... 十一月十日(星期六)
下午四時正

股東特別大會 .... 十一月十二日(星期一)下午四時正

公佈股東特別大會之結果 .... 十一月十二日(星期一)

買賣股份(連享有完成分派權)之最後日期 .... 十一月十三日(星期二)

買賣股份(不連享有完成分派權)之首日 .... 十一月十四日(星期三)

就有權獲得完成分派而交回股份過戶文件之最後時間 .... 十一月十五日(星期四)
下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
獲得完成分派之權益之日期 .... 十一月十六日(星期五)

完成分派之記錄日期 .... 十一月十六日(星期五)

完成及寄發恒基地產股份股票予股東(海外股東除外) .... 十一月二十日(星期二)

根據完成分派寄發現金權益支票予海外股東之日期 .... 十二月十八日(星期二)

頁次

預期時間表 ii

釋義 1

董事局函件 6

1. 緒言 7
2. 協議 9
3. 建議分派及削減股份溢價 15
4. 餘下集團 17
5. 交易對本集團造成之財務影響 19
6. 餘下集團之財務與業務前景 20
7. 進行交易之原因及得益 20
8. 上市規則之規定 22
9. 寄發恒基地產股票 23
10. 海外股東 23
11. 税項 24
12. 恒基地產集團及本集團之主要業務 24
13. 股東特別大會 25
14. 暫停辦理本公司股份過戶登記手續 25
15. 要求以點票方式表決之程序 26
16. 推薦建議 26
17. 其他資料 27

聯昌國際證券函件 28

附錄一 — 會計師報告 I-1

附錄二 — 本集團之其他財務資料 II-1

附錄三 — 餘下集團之未經審核備考財務資料 III-1

附錄四 — 一般資料 IV-1

股東特別大會通告 N-1

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基兆業發展有限公司**股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

有關恒基兆業地產有限公司於香港中華煤氣有限公司之權益之集團重組

非常重大出售事項及關連交易

恒基兆業地產有限公司收購恒基兆業發展有限公司於香港中華煤氣有限公司之權益

建議分派及削減股份溢價賬

獨立股東之獨立財務顧問

CIMB
聯昌國際證券（香港）有限公司

董事局函件載於本通函第6至第27頁。聯昌國際證券(香港)有限公司致獨立股東之意見函件，載於本通函第28至第52頁。

股東特別大會將於二零零七年十一月十二日(星期一)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行，有關通告載於本通函第N-1至第N-3頁。隨函亦奉附供股東於股東特別大會上使用之代表委任表格。無論　閣下能否親自出席該等大會，務請　閣下按照隨附之代表委任表格上印備之指示，填妥及簽署代表委任表格，並將有關表格盡快交回本公司之股份過戶登記處卓佳標準有限公司，股份過戶登記處之地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何最遲須於大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格可按意願親身出席大會或其任何續會，並於會上投票。

END

二零零七年十月二十日